                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February, 2002

                                   Enodis plc


                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:     X                  Form 40-F: ________
                    ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes: _______                      No:    X
                                               -------

     On or about February 15, 2001, the Registrant distributed three press releases and filed a Notice of Extraordinary Meeting together with an offering circular concerning its proposed rights offering, its financial results for the first fiscal quarter of the year ending September 28, 2002 and certain other matters. The three press releases and the offering circular and notice follow.

PRESS RELEASE
20 FEBRUARY 2002

                                   Enodis plc

 Proposed Rights Issue of up to 150,861,463 New Ordinary Shares at 50 pence per share on a 3 for 5 basis to Qualifying Shareholders and
                           New Financing Arrangements

..    Proposed 3 for 5 rights issue (the "Rights Issue") to raise approximately
     (Pounds)71.5 million (net of expenses), fully underwritten.

..    Up to approximately 150.9 million new Enodis shares to be offered at a price of 50 pence per new Enodis share.

..    New financing arrangements to replace existing credit facilities, including
     (Pounds)100 million bond issue (the "Notes").

Neither the securities to be offered in the Rights Issue nor any eventual Notes to be offered have been or will be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

Introduction

The Enodis Group has a high level of debt, principally arising from acquisitions in the last three years. With the recent downturn in the Group's end markets and the current economic uncertainty, Enodis' Board of Directors has been considering a number of financing alternatives to achieve a more appropriate capital structure for the Group. After careful consideration and consultation with its advisers, Enodis' Board has today announced new financing arrangements. These financing arrangements include a rights issue of up to 150,861,463 new Ordinary Shares at 50 pence per share on the basis of 3 new Ordinary Shares for every 5 existing Ordinary Share held on the Record Date (as defined below) to raise approximately (Pounds)71.5 million, after the expenses of the Rights Issue. The Rights Issue has been fully underwritten.

In addition, the Board has announced the replacement of the Company's existing credit facilities with the new credit facilities and the anticipated raising of (Pounds)100 million, before expenses, through the issue of long term, fixed rate Notes in the institutional market.

Background to the New Financing Arrangements

Enodis entered the food service equipment market in 1995, with the acquisition of Welbilt Corporation, and implemented a series of complementary acquisitions, which culminated in the purchase of Scotsman Industries, Inc. in 1999 for a total consideration of $791.5 million, including assumed debt.

In March 2001, the Group entered into a new credit facility, with the expectation that a loan syndication would follow. However, as a result of the downturn in economic conditions, senior Enodis management changes and the Group's strategic review undertaken in the Summer of 2001, the syndication was not completed.

The Company has concluded, based on advice received, that a syndication could only be achieved if the amount of senior debt was reduced by a much larger offering of long term fixed rate notes than is contemplated under the new financing arrangements. The costs associated with these notes would have constituted a severe additional burden on the business in already challenging economic circumstances and indications were that it would have resulted in a substantially greater part of the Group's free cash flow being used to service debt. In addition, once the Group had achieved its planned reduction in net debt to more prudent levels, a substantially higher proportion of the net debt remaining would have been expensive long term debt with significant early redemption penalties.

Principal elements of the New Financing Arrangements

The Company has today signed agreements that replace the Group's former credit facility and comprise the following:

(i)   a bridge facility in the amount of (Pounds)150 million;

(ii) a term loan in the amount of approximately (Pounds)260 million ($370 million); and

(iii) a revolving credit facility in the amount of approximately (Pounds)60 million ($85 million).

The Company has today signed an underwriting agreement in respect of the Rights Issue and expects the net proceeds of the Rights Issue to be approximately (Pounds)71.5 million. The Company intends to use the net proceeds of the Rights Issue, together with the net proceeds of the proposed issue of Notes, to repay the bridge facility, with any remaining proceeds used to repay senior debt.

In order to provide certainty as to the amount of proceeds that will be raised in the Rights Issue and to enable the offering of Notes and the senior credit syndication to proceed, the Rights Issue has been fully underwritten.

Principal terms and conditions of the Rights Issue

Subject to the satisfaction of the conditions referred to below, up to 150,861,463 new Ordinary Shares will be provisionally allotted by way of rights, to raise approximately (Pounds)71.5 million, after expenses. The issue price of 50 pence per new Ordinary Share represents a 46.2 per cent. discount to the closing middle market price of 93.0 pence per Ordinary Share on 19 February 2002, the last business day before the announcement of the Rights Issue.

Qualifying shareholders are being offered new Ordinary Shares at a price of 50 pence per new Ordinary Share on the following basis:

           3 new Ordinary Shares for every 5 existing Ordinary Shares held at the close of business on 11 March 2002 and so in proportion for any other number of existing Ordinary Shares then held. The rights to fractional entitlements to new Ordinary Shares will not be allotted to qualifying shareholders. Entitlements to fractions will be aggregated and sold in the market for the benefit of the Company.

The Rights Issue is conditional upon:

(i)   the passing of certain authorizing shareholder resolutions;

(ii) the underwriting agreement relating to the Rights Issue having become unconditional in all respects (save for the condition relating to admission of the new Ordinary Shares to the Official List and listing on the London Stock Exchange) and not having been terminated in accordance with its terms; and

(iii) such admission having occurred by not later than 10.00 a.m. on 19 March 2002 (or such later time and/or date as the underwriter and the Company may agree).

The new Ordinary Shares, when issued and fully paid, will rank pari passu in all respects with the existing Ordinary Shares including the right to receive all dividends or other distributions made or paid thereafter. The Rights Issue has been fully underwritten.

Since outstanding options may be exercised before the record date for the Rights Issue, the precise number of shares to be issued in the Rights Issue cannot be determined until that date.

Holders of Ordinary Shares as at 11 March 2002 (the "Record Date"), will receive their entitlements to Nil Paid Rights following shareholder approval of the Rights Issue.

U.S. Shareholders

The Nil Paid Rights, Fully Paid Rights, New Ordinary Shares and the Provisional Allotment Letters relating to the Rights Issue have not been and will not be registered under the Securities, or under the securities laws of any state of the United States. Accordingly, subject to certain exceptions, neither the New Ordinary Shares nor the Provisional Allotment Letters nor any Nil Paid Rights or Fully Paid Rights may be offered, sold, delivered, taken up, renounced or transferred, directly or indirectly, in or into the U.S. at any time, except pursuant to the terms of an applicable exemption under the Securities Act and applicable securities laws of the United States.

Notwithstanding the foregoing, the Company reserves the right to make the Nil Paid Rights, Fully Paid, Rights, New Ordinary Shares and the Provisional Allotment Letters available to a limited number of Shareholders who are able to take up their rights pursuant to an exception form the registration requirements of the Securities Act.

Holders of our ADSs will not be eligible to participate in the Rights Issue. However, the depositary under the Company's American Depositary Receipt facility has confirmed that it will sell the rights relating to the Ordinary Shares underlying the ADSs, and will distribute the net proceeds to ADS holders in accordance with the depositary agreement.

Forward-looking statements

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations and financings; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.

Press Release
20 February 2002

   NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO
       THE UNITED STATES, CANADA, JAPAN, FRANCE, AUSTRALIA, SOUTH AFRICA,
                      SINGAPORE OR THE REPUBLIC OF IRELAND

                                   Enodis plc

                                Recapitalisation

     Proposed Rights Issue of up to 150,861,463 New Ordinary Shares at 50 pence per share on a 3 for 5 basis to Qualifying Shareholders and
                           New Financing Arrangements

..    Proposed 3 for 5 Rights Issue to raise approximately(Pounds)71.5 million
        (net of expenses); underwritten by Credit Suisse First Boston

..    Up to approximately 150.9 million new Enodis shares to be offered at a price of 50 pence per new Enodis share.

..    New financing arrangements totalling approximately (Pounds)470m to replace existing bank facilities including (Pounds)100m bond issue ("the Notes")

..    Global Food Service Equipment strategy on track; industry fundamentals remain  attractive

..    Full year trading outlook unchanged

Commenting, Peter Brooks, Chairman of Enodis, said:
     "The proposals announced today will create a more appropriate capital structure for the long term and will improve the financial stability of the Group to enable it to effectively pursue its key objective of restoring Shareholder value."

Andrew Allner, Chief Executive of Enodis, said:
     "Since the new management team took over in March 2001, clear and decisive actions have been taken to reduce debt, eliminate costs, establish an effective management organisation and refocus our strategy.

     "We are encouraged by the robust performance of our core business in Q1, given the challenging macro economic environment, and we are confident our strategy will lead to profitable market share gains.

     "Our Global Food Service Equipment business is profitable and strongly cash generative. The recapitalisation package announced today will ensure that the operating profits we generate will no longer go primarily to our debt providers."

     An analyst meeting will be held today at 10:00AM at Credit Suisse First Boston, 32nd Floor, Tower 42, 25 Old Broad Street, London EC2.

     Enquiries:

     Enodis plc
     Andrew Allner, Chief Executive                           020 7304 6006

     Credit Suisse First Boston
     George Maddison/Ed Matthews                              020 7888 8888

     Financial Dynamics
     Richard Mountain/Andrew Lorenz                           020 7269 7291



A document (the "Rights Issue Prospectus") will be dispatched to Shareholders in relation to the Rights Issue as soon as practicable. Words and expression defined in the Rights Issue Prospectus shall bear the same meanings in this document. Set out below are extracts from a letter contained in the Rights Issue Prospectus from the Chairman of the Company to shareholders.

EXTRACTS FROM CHAIRMAN'S STATEMENT

Introduction

The Group has a high level of debt, principally arising from acquisitions in the last three years. With the recent downturn in the Group's end markets and the current economic uncertainty, your Board has been considering a number of financing alternatives to achieve a more appropriate capital structure for the Group. After careful consideration and consultation with its advisers, your Board has today announced New Financing Arrangements which it believes will leave the Group better positioned for a market recovery when it comes. These financing arrangements include a Rights Issue of up to 150,861,463 New Ordinary Shares at 50 pence per share on the basis of 3 New Ordinary Shares for every 5 Existing Ordinary Shares held on the Record Date to raise approximately (Pounds)71.5 million, after the expenses of the Rights Issue. The Rights Issue has been fully underwritten by Credit Suisse First Boston.

In addition, the Board has announced the replacement of the Company's credit facilities with the New Credit Facilities and the anticipated raising of (Pounds)100 million, before expenses, through the issue of long term fixed rate Notes in the institutional market.

The directors believe that together the above arrangements will create a more appropriate capital structure, which should improve the financial stability of the Group and enable it to pursue more effectively its key objective to restore shareholder value.

In order to proceed with the Rights Issue, the Company needs to pass resolutions to increase its authorised share capital, to grant the directors authority to allot shares and to disapply statutory pre-emption rights.

Shareholders should note that unless they approve the Resolutions the Rights Issue will not proceed and the proposed issue of Notes may not proceed, or may proceed on terms that are materially different from those currently anticipated.

Background to the New Financing Arrangements

Enodis entered the food service equipment market in 1995 with the acquisition of Welbilt Corporation, and developed a strategy of becoming one of the world's leading manufacturers and distributors of a broad range of branded commercial food equipment to quick service and full service restaurants, hotels and institutions and other customers in key markets globally. This strategy was implemented by a series of complementary acquisitions, the largest of which was the purchase of Scotsman Industries, Inc. in 1999 for a total consideration of $791.5 million including assumed debt.

In March 2001, the Group entered into a new credit facility, with the expectation that a loan syndication would follow. However, as a result of the downturn in economic conditions, senior Enodis management changes and the Group's strategic review undertaken in the Summer of 2001, the syndication was not completed.

The Company has concluded, based on advice received, that a syndication could only have been achieved if the amount of senior debt was reduced by a much larger offering of long term fixed rate subordinated notes than is contemplated under the New Financing Arrangements. The costs associated with these notes would have constituted a severe additional financial burden on the business in already challenging economic circumstances, and indications were that the issuance of such notes would have resulted in a substantially greater part of the Group's free cash flow being used to service debt. In addition, once the Group had achieved its planned reduction in net debt to more prudent levels a substantially higher proportion of the net debt remaining would have been expensive long term debt with significant early redemption penalties.

The Board believes that the Enodis share price has been significantly impacted by the perceived financial uncertainty facing the Group given its current capital structure.

Strategy

Your Board's primary objectives are to restore shareholder value and reduce debt. As one of the world's leading manufacturers and distributors of food service equipment globally, we intend to establish Enodis as clearly the world's leading supplier of commercial food service equipment through product, distribution and service excellence. The key elements of our strategy are to:

       . exploit and develop our broad portfolio of leading food service products and strong brands;
       . capitalise on technological leadership and new product development capabilities;
       . partner with dealers, distributors and sales representatives to increase market share; and
       . improve operating efficiency through, among other things, cost reduction and restructuring.

In addition, we are seeking to improve the performance of our food retail business and divest non-core businesses in both the food retail equipment and food service equipment businesses.

Since March 2001, when Andrew Allner was appointed leader of the executive team, significant progress has been made in implementing this strategy. The Group has achieved significant cost savings through a range of measures including headcount reduction amounting to approximately 10 per cent. of the Group's workforce, the closure of five manufacturing plants and discretionary cost control. These cost savings, together with the benefit of increased volume due to seasonality, contributed to an improvement in operating margins in our global food service equipment group from 10.0 per cent. in the first half of the 2001 financial year to 13.3 per cent. in the second half of the 2001 financial year. Importantly, from a strategic viewpoint, we also made significant progress in improving our relationship with our distribution network, enhancing our performance with major buying groups and introducing a large number of innovative new products.

The sales of the Group's building and consumer products business in June 2001 and of Sammic, our Spanish food service equipment business, in December 2001 have enabled us to reduce debt by approximately (pound)120 million. The Board is pursuing the disposal of other non-core businesses and assets.

Despite the significant progress described above, the current outstanding amount of debt and the associated future servicing costs are higher than the Board considers acceptable, particularly in the current economic environment.

Reasons for the New Financing Arrangements

Long term growth trends in food service in the U.S. over the last 30 years show growth driven by changes in consumer lifestyles with an increasing proportion of food and beverage consumed outside the home, resulting in new restaurant openings. A recent National Restaurant Association survey in the U.S. predicts this trend will continue with substantial growth to 2010.

Despite the severe decline in the Group's end markets brought about by the current adverse economic circumstances, the Board believes that the long-term characteristics of the food service equipment industry remain attractive, reflecting the positive long term trends in the food service industry. The Board also believes that Enodis has a number of competitive advantages in its industry, including:

.. a broad portfolio of leading food service products and strong brands; .. technical expertise and new product development capabilities;
..  global food service equipment coverage;
.. global service and parts distribution capabilities; and .. a strong and diversified customer base.

The Board believes that the Group's current capital structure does not provide it with the financial stability to capitalise fully on these advantages. As discussed above, the Company has concluded, based on advice received, that a syndication of its March 2001 credit facility could only have been achieved if the amount of senior debt was reduced by a much larger offering of long term fixed rate subordinated notes than is contemplated under the New Financing Arrangements. The costs associated with these notes would have significantly increased the Group's long term cost of debt, and indications were that the issuance of such notes would have resulted in a substantially greater part of the Group's free cash flow being used to service debt. We estimate that under the New Financing Arrangements the Group's annual interest costs, assuming the issue of the Notes proceeds on the terms currently expected, would be in the order of (Pounds)10 million lower than could reasonably have been anticipated under the most likely alternative financing options.

Your Board has carefully reviewed, with its financial advisers, a wide range of options for the most appropriate financing of the Group's operations. It has concluded that Shareholders' interests would be best served by entering into the New Credit Facilities, raising new equity through the Rights Issue and raising long term subordinated debt through an offering of Notes. Following these transactions:-

(i) approximately(Pounds)71.5 million of net proceeds will have been received from the Rights Issue;

(ii) approximately (Pounds)100 million of the Group's debt will be long-term fixed-rate Notes, structurally subordinated to the New Credit Facilities and without the obligation to repay prior to maturity except upon occurrence of certain specified events; and

(iii) as a result of (i) and (ii) above, the Group will have been able to secure a more appropriately structured and better priced senior credit facility.

Principal Elements of the New Financing Arrangements

The Company has today signed agreements with Credit Suisse First Boston and The Royal Bank of Scotland plc that replace the Group's March 2001 credit facility and comprise the following:

(i)     a bridge facility in the amount of(Pounds)150 million;

(ii) a term loan in the amount of approximately(Pounds)260 million ($370 million); and

(iii) a revolving credit facility in the amount of approximately(pounds)60 million ($85 million).

The Company has also today signed the Underwriting Agreement and expects the net proceeds of the Rights Issue to be approximately (Pounds) 71.5 million. The Company intends to use the net proceeds of the Rights Issue, together with the net proceeds of the proposed issue of the Notes, to repay the bridge facility, with any remaining proceeds used to repay senior debt.

The Rights Issue has been fully underwritten by Credit Suisse First Boston in order to provide greater certainty as to the amount of proceeds that will be raised in the Rights Issue and to enable the offering of Notes and the senior credit syndication to proceed.

It is intended that the Notes will be offered to certain institutional investors. The precise terms of the Notes will not be finalised until pricing of the Notes, which is expected to occur following the passing of the Resolutions.

The issue and terms of the Notes are subject to market conditions and as a result the Board cannot assure Shareholders that the Notes issue will be completed. In addition, the issue of the Notes on the terms contemplated is effectively dependent on completion of the Rights Issue. If the Rights Issue does not proceed for any reason, there can be no guarantee that the Company will be able to issue the Notes and, if it can, it may do so on terms which are materially different from those which could be achieved if the Company had strengthened its equity base through the Rights Issue.

If either the Rights Issue or the offering of the Notes does not proceed for any reason, then the bridge facility, which matures in 2012, will remain outstanding in whole or in part.

The Rights Issue is not conditional on the offering of the Notes.

Current Trading and Prospects

The Group has today announced its unaudited results for the 13 weeks ended 29 December 2001, which are set out in a separate announcement, the financial highlights of which are set out below. Assuming that the Notes are issued, the Group will adopt a policy of reporting its results quarterly in future.

The results for the first quarter of the financial year ending 28 September 2002 reflect the more difficult trading conditions in our key markets, partly offset by the benefits of the cost reduction actions that we have previously announced. Food equipment operating profit before exceptional items and goodwill amortisation was (Pounds)14.2 million compared to (Pounds)15.7 million for the first quarter of the previous financial year. This was in line with our expectations at the time of the preliminary announcement of the results made in November 2001.

As we indicated in our preliminary results announcement in November 2001, we expected a further significant decline in the food service equipment markets, especially in North America. Whilst sales held up relatively well in October and November, a further decline in sales became apparent in December. As previously anticipated, this decline is therefore expected to have a greater impact on our results for the second quarter of the financial year ending 28 September 2002 as compared to the first quarter.

The duration of this difficult climate cannot be predicted, but the Board has based its plans on the assumption that it will continue at least through to the end of the current financial year. As previously announced the Board plans to address the situation by taking action to reduce costs further, targeting further cost savings of some (Pounds)10 million for the current financial year through strategic headcount reductions, discretionary cost savings, leveraging purchasing power and ongoing manufacturing restructuring. These cost savings are in addition to the full year benefits of fixed and headcount cost savings implemented in the second half of the financial year ended 29 September 2001. The Company estimates exceptional costs of some (Pounds)6 million in the financial year ending 28 September 2002 relating to these actions.

The Company is also pursuing market share gain opportunities to improve top line performance. The directors believe that the Group's scale, broad product range, technology, and industry relationships position the Company well to achieve this.

The Board believes, despite the severe decline in the Group's end markets brought about by the current adverse economic circumstances, that the long term characteristics of the food service equipment industry remain attractive.

Management results for January 2002 are slightly ahead of our expectations at the time of the Annual General Meeting, and our expectations for full year operating profits remain unchanged from the time of our preliminary results announcement in November. Compared to the first half of the current financial year, results for the second half are expected to benefit from the seasonality and management actions including cost savings, market share gain initiatives and new product development.

The Group is currently reviewing the operations of Kysor Warren, part of our food retail equipment group, with the objective of improving its operating performance. From its acquisition in 1999 to the end of our 2001 financial year, Kysor Warren has operated at a profit (exclusive of exceptional costs and amortisation). However, Kysor Warren, along with its competitors, has been adversely impacted by difficult market conditions. The unaudited results of this operation for the first quarter of the financial year ending 28 September 2002 showed a small loss and were below expectations. The Group is currently reviewing the operations of Kysor Warren with the objective of improving its operating performance. If the result of our review is the conclusion that the necessary long term improvement in performance cannot be achieved, it is possible that a significant part of Kysor Warren's fixed assets (principally goodwill) could potentially be impaired resulting in an exceptional non-cash charge. Such a potential impairment, if any, cannot be reasonably estimated at this time. As at 29 December 2001 the carrying value of goodwill relating to Kysor Warren was approximately (Pounds)50 million.

In light of the downturn in the Group's end-markets and uncertain economic conditions, the Board decided that it would not be prudent to maintain recent dividend levels, and accordingly no final dividend was paid in respect of the financial year ended 29 September 2001. The Board's intention is to resume payment of dividends when it is financially prudent to do so.

For the purposes of the New Financing Arrangements, substantially all of the subsidiaries and other assets previously held by the parent company have been transferred to another company within the Group. The effect of these transfers, for statutory accounting purposes, is the recognition of certain losses in the parent company. These losses do not arise on consolidation and will not have an impact on Group results. However as a result of the losses recognised on this transfer, the Company does not currently have sufficient distributable reserves to lawfully make dividend payments.

As and when the Board determines to resume dividend payments, the Company will seek to take the steps necessary to enable it to increase its distributable reserves so that it is able to lawfully pay dividends. Any such action is likely to require the approval of Shareholders and the High Court. In addition the Company's ability to make future dividend payments will depend on its profit and cash flow performance and the need first to meet its obligations under the New Credit Facilities and the proposed Notes.

The Board believes that the New Financing Arrangements will enable an earlier resumption of dividend payments than would otherwise have been the case.

Principal terms and conditions of the Rights Issue

Subject to the satisfaction of the conditions referred to below, up to 150,861,463 New Ordinary Shares will be provisionally allotted by way of rights to raise approximately (Pounds)71.5 million, after expenses. The Issue Price of 50 pence per New Ordinary Share represents a 46.2 per cent. discount to the closing middle market price of 93.0 pence per Ordinary Share on 19 February 2002, the last practicable date before the announcement of the Rights Issue.

Qualifying Shareholders are being offered New Ordinary Shares at a price of 50 pence per New Ordinary Share on the following basis:

           3 New Ordinary Shares for every 5 Existing Ordinary Shares held at the close of business on 11 March 2002 and so in proportion for any other number of Existing Ordinary Shares then held. The rights to fractional entitlements to New Ordinary Shares will not be allotted to Qualifying Shareholders. Entitlements to fractions will be aggregated and sold in the market for the benefit of the Company.

The Rights Issue is conditional upon:
(i)   the passing of the Resolutions;
(ii) the Underwriting Agreement having become unconditional in all respects (save for the condition relating to Admission) and not having been terminated in accordance with its terms; and
(iii) Admission having occurred by not later than 10.00 a.m. on 19 March 2002 (or such later time and/or date as Credit Suisse First Boston and the Company may agree).

The New Ordinary Shares, when issued and fully paid, will rank pari passu in all respects with the Existing Ordinary Shares including the right to receive all dividends or other distributions made or paid thereafter. The Rights Issue has been underwritten in full by Credit Suisse First Boston.

Since outstanding options may be exercised before the Record Date for the Rights Issue, the precise number of shares to be issued in the Rights Issue cannot be determined until that date. However, assuming no options are exercised prior to the Record Date, 150,174,595 New Ordinary Shares will be issued. If all outstanding options are exercised up to 686,868 additional New Ordinary Shares will be issued.

Intentions of directors

Those directors who are Qualifying Shareholders, and hold in aggregate 46,800 Ordinary Shares (representing less than 1 per cent. of the Existing Ordinary Shares of the Company), intend to take up rights in respect of 28,080 New Ordinary Shares. Directors who hold Ordinary Shares in the form of Enodis ADSs are not entitled to take up rights.

Employee Share Schemes

In accordance with the rules of the Employee Share Schemes, other than the 1993 Executive Scheme, the directors intend to make adjustments to the terms of the options granted to take account of the Rights Issue. The options under the 1993 Executive Scheme were granted by the trustees of the Employee Share Trust (the "Trustees") and the Company will recommend to the Trustees that they make adjustments to the terms of the options granted to take account of the Rights Issue. Such adjustments will, where necessary, be subject to a written certificate from the auditors of the Company that such adjustments are in their opinion fair and reasonable and also, where necessary, to the prior approval of the Inland Revenue.

In order to comply with U.S. requirements, each of the 2001 Executive Share Option Scheme (the "2001 Scheme") and the Employee Stock Purchase Plan (the "Purchase Plan") contains a numerical limit on the number of Ordinary Shares and the number of Enodis ADSs that may be issued as a result of options granted under them. In line with the increase to the Company's issued share capital as a result of the Rights Issue, it is proposed to increase the numerical limit in the Purchase Plan from 12,000,000 to 19,200,000 in relation to Ordinary Shares and from 3,000,000 to 4,800,000 in relation to Enodis ADSs. At the Company's annual general meeting on 16 January 2002, the limit preventing more than 5 per cent. of the Company's issued ordinary share capital being available for executive incentives in any 10 year period under the 2001 Scheme was removed. The only remaining limit is that no more than 10 per cent. of the ordinary share capital of the Company may be issued on the exercise of options granted in any 10 year period under any employees' share scheme adopted by the Company. In order to allow for the whole of the 10 per cent. to be used for the purposes of the 2001 Scheme, if it were thought appropriate, it is proposed that the numerical limit in the 2001 Scheme be increased from 19,000,000 to 40,050,000. The above changes would not affect the current overall anti-dilution protection for Shareholders.

These proposed changes to the numerical limits on the number of Ordinary Shares that may be issued under the 2001 Scheme and the Purchase Plan may only be effected with the approval of Shareholders by ordinary resolution. Resolutions to propose these changes, which will be conditional on the Rights Issue proceeding, are set out in the Notice of EGM.

Overseas Shareholders

The ability of persons resident in, or who are citizens of, countries other than the UK to participate in the Rights Issue may be affected by the laws of the relevant jurisdiction.

Recommendation

Your Board, which has received financial advice in relation to the Proposals from Credit Suisse First Boston, considers that the Rights Issue is in the best interests of the Shareholders as a whole. In providing its advice to the Board, Credit Suisse First Boston has placed reliance on the directors' commercial assessment of the Proposals. In addition, your Board considers that the proposed changes to the share option schemes are in the best interests of Shareholders as a whole. The Board recommends that you vote in favour of the resolutions set out in the notice of EGM, as those directors who hold Ordinary Shares (either directly or in the form of Enodis ADSs) intend to do in respect of the 74,800 Existing Ordinary Shares that they beneficially own or otherwise control, representing less than 1 per cent. of the Company's Existing Ordinary Shares.

Yours sincerely

Peter Brooks
Chairman

Credit Suisse First Boston is acting as sponsor, underwriter and financial adviser to the Company with regard to the Rights Issue. The contents of this announcement, which has been prepared and issued by, and is the sole responsibility of Enodis plc, have been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by Credit Suisse First Boston. Credit Suisse First Boston does not have any authority whatsoever to make any representation or warranty on behalf of Enodis plc or any other person in connection with the proposed Rights Issue or any other investment in securities of Enodis plc.

Credit Suisse First Boston, which is regulated in the U.K. by the Financial Services Authority, is acting exclusively for Enodis plc and no-one else in connection with the Rights Issue and will not be responsible to anyone other than Enodis plc for providing the protections afforded to its clients of Credit Suisse First Boston or for providing advice in relation to the Rights Issue or any matter referred to herein.

The address of Credit Suisse First Boston is One Cabot Square, London E14 4QJ.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

This announcement does not constitute or form part of, and should not be construed as, an offer for sale or subscription of, or solicitation of any offer to buy or subscribe for, any securities of Enodis plc nor should it or any part of it form the basis of, or be relied on in connection with, any contract or commitment whatsoever. Any decision in connection with the proposed Rights Issue should be made solely on the basis of the information contained in the Rights Issue Prospectus to be issued in connection with the Rights Issue.

This announcement does not constitute an offer of securities for sale in Canada, Japan, France, Australia, South Africa, Singapore or the Republic of Ireland.

This announcement does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration requirements. Any public offering of securities in the United States must be made by means of a prospectus which would contain detailed information about the Company and its management, as well as financial statements.

None of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Provisional Allotment Letters have been or will be registered under the United States Securities Act of 1933, as amended, or under the applicable securities laws of any state of the United States, any province or territory of Canada, Japan, France, Australia, South Africa, Singapore or the Republic of Ireland. Neither the New Ordinary Shares nor the Provisional Allotment Letters may, subject to certain exceptions, be offered, sold, taken up, transferred, renounced or delivered, directly or indirectly, within the United States, Canada, Japan, France, Australia, South Africa, Singapore or the Republic of Ireland, or their respective territories or possessions. Accordingly, neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly, into those jurisdictions, their territories or possessions or passed to residents, corporations or other entities organised under the laws of those jurisdictions, their territories or possessions or branches, agencies or affiliates of any such corporations or entities.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Enodis assumes no responsibility to update any of the forward-looking statements contained herein except to the extent required by law.

     Enodis plc
     Andrew Allner, Chief Executive                           020 7304 6006

     Credit Suisse First Boston
     George Maddison/Ed Matthews                              020 7888 8888

     Financial Dynamics
     Richard Mountain/Andrew Lorenz                           020 7269 7291

APPENDIX 1


                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Record Date for the Rights Issue                                                            11 March 2002
Latest time for receipt of Forms of Appointment of Proxy for the Extraordinary       10:00 a.m. on 16 March 2002
General Meeting
Extraordinary General Meeting                                                        10:00 a.m. on 18 March 2002
Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders             18 March 2002
only)
Dealings in New Ordinary Shares, nil paid, commence on the London Stock Exchange            19 March 2002
Nil Paid Rights and Fully Paid Rights enabled in CREST                                      19 March 2002
Recommended latest time and date for requesting withdrawal of Nil Paid Rights         4:30 p.m. on 28 March 2002
from CREST (i.e. if your Nil Paid Rights are in CREST and you wish to convert them into certificated form)
Latest time for depositing renounced Provisional Allotment Letters, nil paid (or      3:00 p.m. on 3 April 2002
fully paid), into CREST or for dematerialising Nil Paid Rights into a CREST stock account
Latest time and date for splitting Provisional Allotment Letters, nil paid (or        3:00 p.m. on 4 April 2002
fully paid)
Latest time and date for acceptance, payment in full and registration of              10:30 a.m. on 8 April 2002
renunciation
Dealings in New Ordinary Shares, fully paid, commence on the London Stock Exchange   by 8:00 a.m. on 9 April 2002
New Ordinary Shares credited to CREST stock accounts                                         9 April 2002
Expected despatch of definitive share certificates for New Ordinary Shares                 by 11 April 2002

Notes:
(1) The dates set out in the expected timetable of principal events above and mentioned throughout this document and in the Provisional Allotment Letters may be adjusted by Enodis, in which event, details of the new dates will be notified to the U.K. Listing Authority and to the London Stock Exchange and, where appropriate, Shareholders.

(2)  References in this document are to London time unless otherwise stated.

Press Release, 20 February 2002


ANNOUNCEMENT OF FIRST QUARTER RESULTS FOR THE 13 WEEKS ENDED
29 DECEMBER 2001
Highlights

As reported at the time of our Annual General Meeting, Group performance for the 13 weeks ended 29 December 2001 ("First Quarter 2002") is in line with the Board's expectations at the time of the preliminary announcement of our results for the year ended 29 September 2001 (the "2001 financial year") made in November 2001.

          . Food equipment sales decreased by 4.6% to (Pounds)189.9 million in First Quarter 2002 from (Pounds)199.0 million for the 13 weeks ended 29 December 2000 ("First Quarter 2001"), reflecting the deterioration of the food service equipment market in North America and difficult trading conditions for our food retail equipment group, particularly in display cases. At the time of our preliminary results announcement in November, we expected a further significant decline in the food service equipment markets, especially in North America. Whilst sales held up relatively well in October and November a further decline in sales became apparent in December. As previously anticipated, this decline is therefore expected to have a greater impact on our results for the second quarter of the financial year ending 28 September 2002 compared to the first quarter.

          . Food equipment operating profit before exceptional items and goodwill amortisation decreased by 9.6% to (Pounds)14.2 million in First Quarter 2002 from (Pounds)15.7 million in First Quarter 2001, reflecting the reduced sales volumes and pricing pressures, particularly in our food retail equipment group, offset to a significant extent by the cost savings generated by the management actions taken in the second half of the 2001 financial year.

          . Group profit before tax, exceptional items and goodwill amortisation decreased by 17.7% to (Pounds)5.1 million in First Quarter 2002 from (Pounds)6.2 million in First Quarter 2001.

          . Profit on disposal of businesses in First Quarter 2002 amounted to (Pounds)2.7 million, due to the sale of Sammic for consideration of (Pounds)20 million. Exceptional charges of (Pounds)2.4 million in First Quarter 2002 were for the ongoing restructuring and reorganisation. We also wrote off (Pounds)4.1 million of deferred financing costs as a result of entering into the new financing arrangements described below.

          . Adjusted diluted earnings per share were 1.7p in First Quarter 2002 compared with 2.0p in First Quarter 2001.

          . Net debt was (Pounds)376.1 million at the end of First Quarter 2002 compared to (Pounds)439.2 million at the end of First Quarter 2001 and (Pounds)365.9 million at the end of the 2001 financial year.

          . Rights issue and new financing arrangements announced to provide a more appropriate long term capital structure.

As covered in a separate announcement, we have entered into new financing arrangements, including a proposed three for five underwritten rights issue and a five year committed senior credit facility of approximately (Pounds)320 million (comprising a $370 million term loan and $85 million revolving credit facility) and a (Pounds)150 million bridge loan facility. We intend to repay the bridge loan with the net proceeds of the rights issue and the net proceeds of a proposed issue of long term fixed rate notes. The long term fixed rate notes will be offered to certain institutional investors. In connection with the sale of the long term fixed rate notes, we expect to agree to announce interim results on a quarterly basis and publicly file unaudited financial information and an accompanying operating and financial review. Assuming the notes are issued, we will adopt a policy of reporting our results quarterly in the future.

Andrew Allner, CEO of Enodis, said:

"The Group's performance in the first quarter, in extremely difficult market conditions, is encouraging and the Board's expectations for the full year operating profits are as they were at the time of our November 2001 announcement. Our global food service equipment strategy is firmly on track and we believe that the long term fundamentals of the industry remain attractive."

For further information please contact

Enodis plc
Andrew Allner                         Chief Executive Officer      020 7304 6006

Financial Dynamics
Richard Mountain/Andrew Lorenz                                     020 7269 7291

Operating Review--First Quarter 2002 Compared to First Quarter 2001

Turnover (Net Sales) from Continuing Operations

Turnover comprises gross sales to third parties, including shipping and handling fees, less allowances for sales returns, rebates, discounts and other items. Revenue is recognised upon shipment of goods to customers.

Turnover from continuing operations decreased by (Pounds)9.1 million, or 4.6%, to (Pounds)189.9 million in First Quarter 2002 from (Pounds)199.0 million in First Quarter 2001. Our principal source of turnover consists of sales of food service equipment, which comprised 75.4% of our turnover from continuing operations in First Quarter 2002. Sales of food retail equipment comprised 24.6% of our turnover from continuing operations. There were no sales of property assets in either quarter.

Turnover in First Quarter 2002 benefited from approximately (Pounds)1.5 million of foreign exchange translation movements compared to First Quarter 2001.

Global Food Service Equipment. The following table provides a summary of turnover from our global food service equipment group.

                                          First Quarter             First Quarter
                                          2001                      2002                      Change
                                          ----------------------    ----------------------    ---------------------
                                          (in millions, except percentages)
North America ..........................  (Pounds)110.6     73.1%   (Pounds)106.3     74.2%   (Pounds)(4.3)    (3.9)%
Europe & Rest of World .................           40.7     26.9%            36.9     25.8%           (3.8)    (9.3)%
                                          -------------  -------     ------------   ------    ------------   ------
Total Global Food Service Equipment ....  (Pounds)151.3    100.0%   (Pounds)143.2    100.0%   (Pounds)(8.1)    (5.4)%
                                          =============  =======     ============   ======    ============   ======

Turnover decreased by (Pounds)8.1 million, or 5.4%, to (Pounds)143.2 million in First Quarter 2002 from (Pounds)151.3 million in First Quarter 2001. Turnover in First Quarter 2002 benefited by (Pounds)1.2 million from foreign exchange movements compared to First Quarter 2001.

Turnover from our North America operations decreased by (Pounds)4.3 million, or 3.9%, to (Pounds)106.3 million in First Quarter 2002 from (Pounds)110.6 million in First Quarter 2001, as a result of the general deterioration of the food service equipment market in North America. Whilst sales in October and November held up relatively strongly, a decline in sales was felt more acutely in December.

Turnover from Europe and the rest of the world decreased by (Pounds)3.8 million, or 9.3%, to (Pounds)36.9 million in the First Quarter 2002 from (Pounds)40.7 million in First Quarter 2001. Excluding the effects of the disposal of Sammic and other non-core businesses, the decrease was (Pounds)0.7 million, or 1.7%, which was due to a decrease in sales volume in a depressed market.

Food Retail Equipment. Turnover decreased by (Pounds)1.0 million, or 2.1%, to (Pounds)46.7 million in First Quarter 2002 from (Pounds)47.7 million in First Quarter 2001, due to a very difficult market for display cases and refrigeration systems in North America. Turnover in First Quarter 2002 benefited by (Pounds)0.3 million from foreign exchange movements compared to First Quarter 2001.

Property. There were no sales of property assets in either First Quarter 2002 or First Quarter 2001. Future revenues from sales of property will depend on the nature and size of the properties sold, as well as the timing of disposals, which are determined by management based on market and other considerations. Property sales are expected to remain consistent with the prior year for the upcoming year, with lower levels in future years.

Operating Profit from Continuing Operations before Goodwill Amortisation and Exceptional Items

Operating profit from continuing operations before goodwill amortisation and exceptional items represents turnover less operating costs. Operating costs consist of cost of sales, administrative expenses, distribution costs, and other operating expenses. Cost of sales includes raw material components, direct labour costs, fixed and variable overhead costs, depreciation and amortisation attributable to production and sales and marketing costs. Administrative expenses include research and development on new products, bad debt provisions, depreciation and rent on administrative buildings and professional fees.

Operating profit from continuing operations before goodwill amortisation and exceptional items decreased by (Pounds)1.6 million, to (Pounds)12.1 million in First Quarter 2002 from (Pounds)13.7 million in First Quarter 2001.

Operating profit from continuing operations before goodwill amortisation and exceptional items in First Quarter 2002 has benefited by approximately (Pounds)0.1 million as a result of foreign exchange translation movements compared to First Quarter 2001.

Global Food Service Equipment. The following table sets out a summary of our operating profit from continuing operations before goodwill amortisation and exceptional items from our global food service equipment group.

                                          First Quarter            First Quarter
                                          2001                     2002                    Change
                                          ----------------------   ----------------------  -----------------------
                                          (in millions, except percentages)
North America .....................       (Pounds)10.1      75.9%    (Pounds)9.8     78.4%  (Pounds)(0.3)     (3.0)%
Europe & Rest of World ............                3.2      24.1%            2.7     21.6%          (0.5)    (15.6)%
                                           -----------     -----    ------------  -------  -------------   -------
Total Global Food Service
   Equipment ......................       (Pounds)13.3     100.0%   (Pounds)12.5    100.0%  (Pounds)(0.8)     (6.0)%
                                          ============     =====    ============  =======  =============   =======

Operating profit from continuing operations before goodwill amortisation and exceptional items decreased by (Pounds)0.8 million, or 6.0%, to (Pounds)12.5 million in First Quarter 2002 from (Pounds)13.3 million in First Quarter 2001. Operating profit from continuing operations before goodwill amortisation and exceptional items benefited by (Pounds)0.1 million from foreign exchange movements compared to First Quarter 2001.

Operating profit from continuing operations before goodwill amortisation and exceptional items in North America decreased by (Pounds)0.3 million, or 3.0%, to (Pounds)9.8 million in First Quarter 2002 from (Pounds)10.1 million in First Quarter 2001. Operating profit from continuing operations before goodwill amortisation and exceptional items as a percentage of turnover from North America increased by 0.1 percentage points to 9.2% in First Quarter 2002 from 9.1% in First Quarter 2001. The fall in operating profit from continuing operations before goodwill amortisation and exceptional items reflected lower sales volumes. The expected decline in gross margin has been partially offset by the effect of the cost savings programme enacted in the second half of the 2001 financial year.


Operating profit from continuing operations before goodwill amortisation and exceptional items in Europe and the rest of the world decreased by (Pounds)0.5 million, or 15.6%, to (Pounds)2.7 million in First Quarter 2002 from (Pounds)3.2 million in First Quarter 2001. Excluding the effects of the disposal of Sammic and other non-core businesses, the decrease was (Pounds)0.2 million, or 6.3%. Operating profit from continuing operations before goodwill amortisation and exceptional items as a percentage of net sales from Europe and the rest of the world decreased by 0.6 percentage points to 7.3% in First Quarter 2002 from 7.9% in First Quarter 2001. The expected fall in operating profit from continuing operations before goodwill amortisation and exceptional items arising from reduced sales volume and a different product mix compared to the First Quarter 2001 has been offset in part by the effect of the cost savings programme enacted in the second half of the 2001 financial year and First Quarter 2002.

Food Retail Equipment. Operating profit from continuing operations before goodwill amortisation and exceptional items decreased by (Pounds)0.7 million, or 29.2%, to (Pounds)1.7 million in First Quarter 2002 from (Pounds)2.4 million in First Quarter 2001. Operating profit from continuing operations before goodwill amortisation and exceptional items in First Quarter 2002 benefited by (Pounds)12,000 gain from positive foreign exchange movements compared to First Quarter 2001. Operating profit from continuing operations before goodwill amortisation and exceptional items as a percentage of net sales decreased by 1.4 percentage points to 3.6% in First Quarter 2002 from 5.0% in First Quarter 2001. The decrease in operating profit from continuing operations before goodwill amortisation and exceptional items principally reflected reduced sales of refrigeration systems and display cases by Kysor Warren, offset in part by stronger performance in refrigerated panels and walk-in freezers and coolers sold by Kysor Panel Systems. The decline in gross margin was partially offset by the effect of the cost savings programme enacted in the second half of the 2001 financial year and in First Quarter 2002.

Goodwill Amortisation

Amortisation and impairment of goodwill from continuing operations decreased by (Pounds)0.4 million due to the effect of the (Pounds)100 million impairment in the value of the Group's goodwill booked in September 2001, offset in part by the full quarter effect of the amortisation of goodwill arising from the Jackson acquisition in November 2000.

We are currently reviewing the operations of Kysor Warren, part of our food retail equipment group, with the objective of improving its operating performance. From its acquisition in 1999 to the end of the 2001 financial year, Kysor Warren has operated at a profit (exclusive of exceptional costs and amortisation). However, Kysor Warren, along with its competitors, has been adversely impacted by difficult market conditions. The unaudited results of this operation for First Quarter 2002 showed a small operating loss and were below expectations. If the result of our review is the conclusion that the necessary long term improvement in performance cannot be achieved, it is possible that a significant part of Kysor Warren's fixed assets (principally goodwill) could potentially be impaired, resulting in an exceptional non-cash charge. Such an impairment, if any, cannot be reasonably estimated at this time. As at 29 December 2001 the carrying value of goodwill relating to Kysor Warren was approximately (Pounds)50 million.

Operating Exceptional Items

Exceptional operating charges from continuing operations totalled (Pounds)2.4 million for First Quarter 2002, resulting from the continued rationalisation of administration functions and simplifying management structures. These items relate principally to costs of redundancy in our food retail equipment group and the European businesses within the global food service equipment group.

Profit on Disposal of Businesses and Other Assets

The profit on disposal of businesses in First Quarter 2002 amounted to (Pounds)2.7 million, due to the sale of Sammic for consideration of (Pounds)20 million.

Net Interest Payable and Similar Charges

Net interest payable and similar charges increased by (Pounds)1.1 million, or 11.0%, to (Pounds)11.1 million in First Quarter 2002 from (Pounds)10.0 million in First Quarter 2001. Primarily, the increase was due to the write off of (Pounds)4.1 million in unamortised financing costs related to our previous multi-currency facility entered into in March 2001, which has been replaced with the new senior secured credit facility and bridge facility signed on 20 February 2002. Excluding this charge, net interest expense decreased by (Pounds)3.0 million, or 30.0% to (Pounds)7.0 million in First Quarter 2002 from (Pounds)10.0 million in First Quarter 2001, reflecting lower average principal outstanding and interest rates.

Tax on Profit/(Loss) on Ordinary Activities.

Tax on profit/(loss) on ordinary activities decreased by (Pounds)0.7 million, or 53.8%, to (Pounds)0.6 million in First Quarter 2002 from (Pounds)1.3 million in First Quarter 2001. There was no material change in deferred tax balances in First Quarter 2002, as compared to movements in First Quarter 2001 when there was a net utilisation of deferred tax assets. The effective rate of current tax remained constant at approximately 14%, in both periods.

In December 2000, the Accounting Standards Board issued Financial Reporting Standard 19 ("FRS 19"), "Deferred Tax," which replaced Statement of Standard Accounting Practice 15 "Accounting for Deferred Tax" and prescribes significant changes to the accounting disclosures for deferred tax. FRS 19 requires full provision to be made for deferred tax assets (to the extent that it is regarded as more likely than not that they will be recovered) and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. On implementation of FRS 19, all prior period results should be adjusted as though FRS 19 had been applied throughout the relevant period. Accordingly, results for the 2001 financial year have been restated, recognising a deferred tax asset of (Pounds)26.9 million at 29 September 2001, principally relating to timing differences on tax losses and warranty reserves.

Operating Profit from Discontinued Operations

There was no net profit from discontinued operations for First Quarter 2002 compared to the First Quarter 2001, which included (Pounds)2.5 million from the building and consumer products business which was sold in June 2001.

Debt and Liquidity

Net debt at the end of First Quarter 2002 was (Pounds)376.1 million, compared to (Pounds)365.9 million at the end of the 2001 financial year and (Pounds)439.2 million at the end of First Quarter 2001. The increase from the end of the 2001 financial year reflects foreign exchange movements, the final payment of the Bomar litigation settlement and other prior year exceptional costs, and normal seasonal working capital movements, largely offset by the net proceeds of (Pounds)20 million from the disposal of Sammic. The overall decrease from First Quarter 2001 reflects the efforts made over the last year in reducing debt. The following table summarises the movements in net debt from 29 September 2001 to 29 December 2001.

                                                              (in millions)
Net debt at 29 September 2001 ...........................     (Pounds)(365.9)
Global FSE operating cash flow ..........................               15.4
FRE operating cash flow .................................               (8.1)
Corporate/Property operating cash flow ..................               (7.7)
Interest expense ........................................               (5.7)
Tax .....................................................               (1.6)
Exceptional items .......................................              (11.2)
Disposal of businesses ..................................               16.6
Foreign Exchange ........................................               (7.9)
                                                              --------------
Net debt at 29 December 2001 ............................     (Pounds)(376.1)
                                                              ==============

As also announced today, we have entered into new financing arrangements, including a three for five underwritten rights issue, a committed senior credit facility of $455 million (comprised of a $370 million term loan and a $85 million revolving credit facility) and a (Pounds)150 million bridge loan facility. We intend to repay the bridge loan with the net proceeds of the rights issue and the net proceeds of a proposed issue of long term, fixed rate notes. As at 29 December 2001, all borrowings have been reclassified as short term, giving the Group net current liabilities at that date. The new financing arrangements (including the proposed long term fixed rate note issue), will provide the Group with long term financing, with the result that we expect the balance sheet will reflect a net current asset position when the new financing arrangements are completed.

Outlook

The results for the first quarter of the financial year ending 28 September 2002 reflect the more difficult trading conditions in our key markets, partly offset by the benefits of the cost reduction actions that we have previously announced. Food equipment operating profit before exceptional items and goodwill amortisation was (Pounds)14.2 million compared to (Pounds)15.7 million for the first quarter of the previous financial year. This was in line with our expectations at the time of the preliminary announcement of the results made in November 2001.

As we indicated in our preliminary results announcement, we expected a further significant decline in the food service equipment markets, especially in North America. Whilst sales held up relatively well in October and November, a further decline in sales became apparent in December. As previously anticipated, this decline is therefore expected to have a greater impact on our results for the second quarter of the financial year ending 28 September 2002 as compared to the first quarter.

The duration of this difficult climate cannot be predicted, but the Board has based its plans on the assumption that it will continue at least through to the end of the current financial year. As previously announced, the Board is addressing the situation by taking action to reduce costs further, targeting further cost savings of some (Pounds)10 million for the current financial year through strategic headcount reductions, discretionary cost savings, leveraging purchasing power and ongoing manufacturing restructuring. These cost savings are in addition to the full year benefits of fixed and headcount cost savings implemented in the second half of the financial year ended 29 September 2001. The Group estimates exceptional costs of some (Pounds)6 million in the financial year ending 28 September 2002 relating to these actions.

The Group is also pursuing market share gain opportunities to improve top line performance. The directors believe that the Group's scale, broad product range, technology, and industry relationships position the Group well to achieve this.

The Board believes that, despite the severe decline in the Group's end markets brought about by the current adverse economic circumstances, the long term characteristics of the food service equipment industry remain attractive.

Management results for January 2002 are slightly ahead of our expectations at the time of the Annual General Meeting, and our expectations for the full year operating profits remain unchanged from the time of our preliminary results announcement in November. Compared to the first half of the current financial year, results for the second half are expected to benefit from seasonality and management actions including cost savings, market share gain initiatives and new product development.

Dividend Policy

In light of the downturn in the Group's end markets, and uncertain economic conditions, the Board decided that it would not be prudent to maintain recent dividend levels, and accordingly no final dividend was paid in respect of the financial year ended 29 September 2001. The Board's intention is to resume payment of dividends when it is financially prudent to do so.

For the purposes of the new financing arrangements, substantially all of the subsidiaries and other assets previously held by the parent company have been transferred to another company within the Group. The effect of these transfers, for statutory accounting purposes, is the recognition of certain losses in the parent company. These losses do not arise on consolidation and will not have an impact on Group results. However, as a result of the losses recognised on this transfer, the Company does not currently have sufficient distributable reserves to lawfully make dividend payments.

As and when the Board determines to resume dividend payments, the Company will seek to take the steps necessary to enable it to increase its distributable reserves so that it is able to lawfully pay dividends. Any such action is likely to require the approval of Shareholders and the High Court. In addition, the Company's ability to make future dividend payments will depend on its profit and cash flow performance and the need to comply with the terms of the new credit facilities and the proposed notes.

Group profit and loss account

                                   13 weeks to 29 December 2001                          52 weeks to 29 September 2001
                                   -------------------------------------                 -----------------------------------------
                                   Before        Exceptional               13 weeks to   Before       Exceptional
                                   exceptional   items                     30 December   exceptional  items
                            Notes  items         (note 4)    Total         2000          items        (note 4)      Total
                            -----  ------------  ----------- -----------   ------------  -----------  ------------- --------------
                                   (Unaudited)   (Unaudited) (Unaudited)   (Unaudited)   (Restated)   (Restated)    (Restated)
                                   (amounts in millions)
Turnover
Food Equipment ............        (Pound)189.9           -- (Pound)189.9  (Pound)199.0 (Pound)887.2             --   (Pound)887.2
Property ..................                  --           --           --            --         16.6             --           16.6
                                    -----------  -----------  -----------   -----------  -----------  -------------  -------------
Continuing operations .....     2         189.9           --        189.9         199.0        903.8             --          903.8
Discontinued operations ...                  --           --           --          61.3        177.3             --          177.3
                                    -----------  -----------  -----------   -----------  -----------  -------------  -------------
                                          189.9           --        189.9         260.3      1,081.1             --        1,081.1
                                    -----------  -----------  -----------   -----------  -----------  -------------  -------------
Profit from operations
Food Equipment ............                14.2         (2.4)        11.8          15.7         90.7          (43.4)          47.3
Property ..................                  --           --           --            --          9.0             --            9.0
Corporate costs ...........                (2.1)          --         (2.1)         (2.0)        (8.9)         (24.1)         (33.0)
                                    -----------  -----------  -----------   -----------  -----------  -------------  -------------
Continuing operations .....                12.1         (2.4)         9.7          13.7         90.8          (67.5)          23.3
Discontinued operations ...                  --           --           --           2.5          9.1             --            9.1
                                    -----------  -----------  -----------   -----------  -----------  -------------  -------------
                                           12.1         (2.4)         9.7          16.2         99.9          (67.5)          32.4
Goodwill
   amortisation/impairment.                (5.0)          --         (5.0)         (5.4)       (23.0)        (100.0)        (123.0)
                                    -----------  -----------  -----------   -----------  -----------  -------------  -------------
Operating profit/(loss) ...     3           7.1         (2.4)         4.7          10.8         76.9         (167.5)         (90.6)
Profit on disposal of
   businesses .............                  --          2.7          2.7            --           --           23.5           23.5
Net interest payable and
   similar charges ........                (7.0)        (4.1)       (11.1)        (10.0)       (36.1)          (5.8)         (41.9)
                                    -----------  -----------  -----------   -----------  -----------  -------------  -------------
Profit/(loss) on ordinary
   activities before
   taxation ...............                 0.1         (3.8)        (3.7)          0.8         40.8         (149.8)        (109.0)
Tax on profit/(loss) on
   ordinary activities ....     5          (0.6)          --         (0.6)         (1.3)       (13.4)           2.0          (11.4)
                                    -----------  -----------  -----------   -----------  -----------  -------------  -------------
Profit/(loss) on ordinary
   activities after
   taxation ...............                (0.5)        (3.8)        (4.3)         (0.5)        27.4         (147.8)        (120.4)
                                    -----------  -----------  -----------   -----------  -----------  -------------  -------------
Equity minority interest ..                (0.1)          --         (0.1)           --         (0.3)            --           (0.3)
                                    -----------  -----------  -----------   -----------  -----------  -------------  -------------
Profit/(loss) for the
   period .................                (0.6)        (3.8)        (4.4)         (0.5)        27.1         (147.8)        (120.7)
Equity dividends ..........     6            --           --           --            --         (4.8)            --           (4.8)
                                    -----------  -----------  -----------   -----------  -----------  -------------  -------------
Retained profit/(loss) ....         (Pound)(0.6) (Pound)(3.8) (Pound)(4.4)  (Pound)(0.5) (Pound)22.3  (Pound)(147.8) (Pound)(125.5)
                                    ===========  ===========  ===========   ===========  ===========  =============  =============


                                                              13 weeks to   13 weeks to  52 weeks to
                                                              29 December   30 December  29 September
                                                Notes         2001          2000         2001
                                                ---------     ------------  -----------  ------------
                                                              (Unaudited)   (Unaudited)  (Restated)
Earnings/(loss) per share
Basic loss per share .......................            7            (1.8)p       (0.2)p        (48.5)p
Adjusted basic earnings per share ..........            7             1.7 p        2.0 p         20.1 p
Diluted loss per share .....................            7            (1.8)p       (0.2)p        (48.4)p
Adjusted diluted earnings per share ........            7             1.7 p        2.0 p         20.1 p

Statement of total recognised gains and losses

                                                                           13 weeks to   13 weeks to  52 weeks to
                                                                           29 December   30 December  29 September
                                                             Notes         2001          2000         2001
                                                             ---------     ------------  -----------  ------------
                                                                           (Unaudited)   (Unaudited)  (Restated)
                                                                           (amounts in millions)
Loss for the period .....................................                  (Pound)(4.4)  (Pound)(0.5) (Pound)(120.7)
Goodwill/(negative goodwill) written back on
   disposals, previously written off ....................                         10.4            --           (4.4)
Currency translation differences on foreign currency
   net investments ......................................           11            (1.1)          1.8           (1.7)
                                                                            ----------   -----------  -------------
Total recognised gains and losses in the period .........                   (Pound)4.9    (Pound)1.3  (Pound)(126.8)
                                                                            ==========   ===========  =============

Group balance sheet

                                                                  29 December       30 December      29 September
                                                         Notes    2001              2000             2001
                                                         -------  ------------      ------------     ------------
                                                                  (Unaudited)       (Unaudited)      (Restated)
                                                                  (amounts in millions)
Fixed assets
Intangible assets: goodwill ..........................            (Pound)310.9      (Pound)421.4     (Pound)310.2
Tangible assets ......................................                   108.7             170.3            111.4
Investments ..........................................                     6.9               8.6              6.2
                                                                  ------------      ------------     ------------
                                                                         426.5             600.3            427.8
                                                                  ------------      ------------     ------------
Current assets
Stocks ...............................................       8           105.4             166.1            105.6
Debtors ..............................................                   184.6             192.2            200.7
Deferred tax .........................................                    27.0              31.3             26.9
Cash at bank and in hand .............................       9            26.9              41.9             39.4
                                                                  ------------      ------------     ------------
                                                                         343.9             431.5            372.6
                                                                  ------------      ------------     ------------
Creditors falling due within one year
Borrowings ...........................................       9          (388.5)            (93.7)            (2.4)
Other creditors ......................................                  (189.3)           (263.3)          (225.1)
                                                                  ------------      ------------     ------------
Net current assets/(liabilities) .....................                  (233.9)             74.5            145.1
                                                                  ------------      ------------     ------------
Total assets less current liabilities ................            (Pound)192.6      (Pound)674.8     (Pound)572.9
                                                                  ------------      ------------     ------------
Financed by:

Creditors falling due after more than one year
Borrowings ...........................................       9     (Pound)14.5      (Pound)382.2     (Pound)398.9
Provisions for liabilities and charges ...............                    58.2              44.4             59.1
                                                                  ------------      ------------     ------------
                                                                          72.7             426.6            458.0
                                                                  ------------      ------------     ------------
Capital and reserves
Called up share capital ..............................                   125.1             125.0            125.1
Share premium account ................................                   239.0             238.9            239.0
Profit and loss account ..............................                  (245.1)           (116.8)          (250.0)
                                                                  ------------      ------------     ------------
Equity shareholders' funds ...........................      10           119.0             247.1            114.1
                                                                  ------------      ------------     ------------
Equity minority interests ............................                     0.9               1.1              0.8
                                                                  ------------      ------------     ------------
                                                                  (Pound)192.6      (Pound)674.8     (Pound)572.9
                                                                  ============      ============     ============

Group cash flow statement

                                                                13 weeks to       13 weeks to     52 weeks to
                                                                29 December       30 December     29 September
                                                      Notes     2001              2000            2001
                                                      -----     ------------      -----------     -------------
                                                                (Unaudited)       (Unaudited)
                                                                (amounts in millions)
Net cash flow from operations before
   exceptional items .............................              (Pounds)   2.3    (Pounds) 31.4   (Pounds)  120.8
Net cash flow effect of exceptional items ........                       (11.2)              --             (27.8)
                                                                --------------    -------------   ---------------
Net cash inflow/(outflow) from operating
   activities ....................................                        (8.9)            31.4              93.0
                                                                --------------    -------------    --------------
Return on investments and servicing of finance
Interest paid ....................................                        (5.7)           (10.2)            (40.9)
                                                                --------------    -------------    --------------
Taxation
Overseas and U.K. tax paid .......................                        (1.6)            (1.6)             (6.0)
                                                                --------------    -------------    --------------
Capital expenditure and financial investment
Payments to acquire tangible fixed assets ........                        (2.8)            (2.9)            (23.7)
Receipts from sale of tangible fixed assets ......                         0.1              0.1               7.4
                                                                --------------    -------------    --------------

                                                                          (2.7)            (2.8)            (16.3)
                                                                --------------    -------------    --------------
Acquisitions and disposals
Purchase of subsidiary undertakings and
   minority interests ............................                          --            (24.7)            (25.8)
Disposal of subsidiary undertakings ..............    4                   16.6               --              98.6
                                                                --------------    -------------    --------------

                                                                          16.6            (24.7)             72.8
                                                                --------------    -------------    --------------

Equity dividends paid ............................                          --               --             (28.2)
                                                                --------------    -------------    --------------

Cash inflow/(outflow) before financing ...........                        (2.3)            (7.9)             74.4
                                                                --------------    -------------    --------------

Financing
Issue of shares ..................................                          --               --               0.2
Additional net borrowings ........................                          --               --             398.3
Term loan repayment ..............................                          --               --            (385.7)
Repayment of other loans .........................                       (10.1)            16.3             (72.8)
Capital element of finance lease payments ........                        (0.1)            (0.1)             (0.6)
                                                                --------------    -------------    --------------

                                                                         (10.2)            16.2             (60.6)
                                                                --------------    -------------    --------------

Increase/(decrease) in cash in the period ........              (Pounds) (12.5)   (Pounds)  8.3    (Pounds)  13.8
                                                                ==============    =============    ==============

Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

                                  13 weeks to 29 December 2001                             52 weeks to 29 September 2001
                           -----------------------------------------                  ---------------------------------------------
                           Before        Effect of                      13 weeks to   Before         Effect of
                           exceptional   Exceptional                    30 December   exceptional    exceptional
                           items         items           Total          2000          items          items           Total
                           ------------  ------------    ------------   ------------  ------------   -------------   --------------
                           (Unaudited)   (Unaudited)     (Unaudited)    (Unaudited)
                           (amounts in
                           millions)
Operating profit/
   (loss) ................ (Pounds) 7.1  (Pounds)  (2.4) (Pounds)  4.7  (Pounds) 10.8 (Pounds)  76.9 (Pounds)(167.5) (Pounds) (90.6)
Depreciation .............          4.5              --            4.5            6.3           22.7             --            22.7
Amortisation of
   goodwill ..............          5.0              --            5.0            5.4           23.0          100.0           123.0
Gain on sale of tangible
   fixed assets ..........           --              --             --             --           (1.7)            --            (1.7)
Provisions (net) .........         (0.3)           (1.2)          (1.5)          (1.0)          (6.0)          16.5            10.5
(Increase)/decrease in
   stock .................         (1.2)             --           (1.2)          (8.4)          12.1            0.5            12.6
Decrease in debtors ......         16.9              --           16.9           33.3           10.7             --            10.7
(Decrease)/increase in
   creditors .............        (29.7)           (7.6)         (37.3)         (15.0)         (16.9)          22.7             5.8
                           ------------  --------------  -------------  ------------- -------------- --------------  --------------
Net cash inflow/(outflow)
   from operating
   activities ............ (Pounds) 2.3  (Pounds) (11.2) (Pounds) (8.9) (Pounds) 31.4 (Pounds) 120.8 (Pounds) (27.8) (Pounds)  93.0
                           ============  ==============  =============  ============= ============== ==============  ==============

Notes to the quarterly financial statements

1     Basis of Preparation

The accompanying condensed financial statements ("quarterly financial statements") have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). The quarterly financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Group's management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.K. GAAP have been condensed or omitted. The results of operations for the 13 weeks ended 29 December 2001 may not necessarily be indicative of the operating results that may be incurred for the entire fiscal year.

The quarterly financial information has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 29 September 2001, with the exception that the results reflect the adoption of FRS 19 "Deferred Tax" and the 29 September 2001 comparative figures have been restated accordingly.

U.K. GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The application of the latter would have affected the determination of profit/(loss) for each of the periods presented herein to the extent summarised in Note 14 to the quarterly financial statements.

These quarterly financial statements should be read in conjunction with the consolidated balance sheets of Enodis plc and its subsidiaries as of 29 September 2001 and 30 September 2000, and the related consolidated statements of profit and loss account, cash flows, recognised gains and losses and movement in equity shareholders' funds for each of the three years in the period ended 29 September 2001, all expressed in British pounds, as filed with the U.S. Securities and Exchange Commission on Form 20-F.

2     Turnover

                                                        13 weeks to       13 weeks to       52 weeks to
                                                        29 December       30 December       29 September
                                                        2001              2000              2001
                                                        ------------      ------------      --------------
                                                        (Unaudited)       (Unaudited)
                                                        (amounts in millions)
  Food Service Equipment--North America .............   (Pounds) 106.3      (Pounds) 110.6      (Pounds)   498.7
  Food Service Equipment--Europe and Rest of World ..             36.9                40.7                 185.4
  Food Retail Equipment .............................             46.7                47.7                 203.1
                                                        --------------      --------------      ----------------
  Food Equipment ....................................            189.9               199.0                 887.2
  Property ..........................................               --                  --                  16.6
                                                        --------------      --------------      ----------------
  Continuing operations .............................            189.9               199.0                 903.8
  Discontinued operations ...........................               --                61.3                 177.3
                                                        --------------      --------------      ----------------
                                                        (Pounds) 189.9      (Pounds) 260.3      (Pounds) 1,081.1
                                                        ==============      ==============      ================

In the 13 weeks to 29 December 2001, group turnover has benefited from favourable exchange rates by approximately (pound)1.5 million compared to the 13 weeks to 30 December 2000.

Turnover from discontinued operations represents the building and consumer products business sold in June 2001.

3 Operating profit/(loss)

                            13 weeks to 29 December 2001                                52 weeks to 29 September 2001
                            ------------------------------------------                  -------------------------------------------
                            Before                                      13 weeks to     Before
                            exceptional     Exceptional                 30 December     exceptional    Exceptional
                            items           items          Total        2000            items          items           Total
                            -----------     ------------   -----------  ------------    ------------   -------------   ------------
                            (Unaudited)     (Unaudited)    (Unaudited)  (Unaudited)
                            (amounts in millions)
Food Service Equipment--
  North America ........... (Pounds)9.8       (Pounds)--   (Pounds)9.8  (Pounds)10.1    (Pounds)62.6   (Pounds)(25.6)  (Pounds)37.0
Food Service
  Equipment--Europe and
  Rest of the World .......         2.7             (1.3)          1.4           3.2            17.7            (5.2)          12.5
Food Retail Equipment .....         1.7             (1.1)          0.6           2.4            10.4           (12.6)          (2.2)
                            -----------     ------------    ----------   -----------     -----------   -------------   ------------

                                   14.2             (2.4)         11.8          15.7            90.7           (43.4)          47.3

Food Equipment goodwill
  amortisation/impairment .        (5.0)              --          (5.0)         (5.4)          (23.0)         (100.0)        (123.0)
                            -----------     ------------    ----------   -----------     -----------   -------------   ------------
Food Equipment ............         9.2             (2.4)          6.8          10.3            67.7          (143.4)         (75.7)
Property ..................          --               --            --            --             9.0              --            9.0
Corporate costs ...........        (2.1)              --          (2.1)         (2.0)           (8.9)          (24.1)         (33.0)
                            -----------     ------------    ----------   -----------     -----------   -------------   ------------

Continuing operations .....         7.1             (2.4)          4.7           8.3            67.8          (167.5)         (99.7)
Discontinued operations ...          --               --            --           2.5             9.1              --            9.1
                            -----------     ------------    ----------   -----------     -----------   -------------   ------------

                            (Pounds)7.1     (Pounds)(2.4)  (Pounds)4.7  (Pounds)10.8    (Pounds)76.9  (Pounds)(167.5) (Pounds)(90.6)
                            ===========     ============    ==========   ===========     ===========   =============   ============


In the 13 weeks to 29 December 2001, Group operating profit has benefited from favourable exchange rates by (Pounds)0.1 million compared to the 13 weeks to 30 December 2000.

Operating profit from discontinued operations represents the building and consumer products business sold in June 2001.


4    Exceptional items

(a) Operating exceptional items

                                                                   13 weeks to       13 weeks to    52 weeks to
                                                                   29 December       30 December    29 September
                                                                   2001              2000           2001
                                                                   -----------       ----------     -------------
                                                                   (Unaudited)       (Unaudited)
                                                                   (amounts in millions)
Restructuring costs .............................................  (Pounds)2.4       (Pounds)--      (Pounds)33.1
Revisions to working capital provisions and other exceptional
   warranty costs ...............................................           --               --              13.7
Litigation costs ................................................           --               --              12.2
Costs associated with the Board's review of strategic options ...           --               --               8.5
                                                                   -----------       ----------     -------------

                                                                           2.4               --              67.5
Goodwill impairment .............................................           --               --             100.0
                                                                   -----------       ----------     -------------

Operating exceptional items .....................................  (Pounds)2.4       (Pounds)--     (Pounds)167.5
                                                                   ===========       ==========     =============


   Restructuring costs in the 13 weeks to 29 December 2001 principally represent costs associated with rationalising administration functions and simplifying management structures. These items principally relate to the costs of redundancy in our food retail equipment group and the European businesses within the global food service equipment group.

   (b)   Disposal of businesses

   On 13 December 2001, the Group disposed of Sammic SA and its subsidiary undertakings for consideration of (pound)20 million realising a provisional profit on disposal of (pound)2.7 million after costs. The net cash proceeds of (pound)18.7 million have been used to repay debt.

During the period, (Pounds)2.1 million was paid to Nobia AB, the acquirers of the building and consumer products business in respect of the value of net assets transferred.

                                                                 13 weeks to       13 weeks to       52 weeks to
                                                                 29 December       30 December       29 September
                                                                 2001              2000              2001
                                                                 -------------     ------------    --------------
                                                                 (Unaudited)       (Unaudited)
                                                                 (amounts in millions)
Net cash flow from the disposal of Sammic SA .................   (Pounds)18.7      (Pounds)--        (Pounds)--
(Payment to Nobia AB)/net cash flow from the disposal
   of Magnet .................................................           (2.1)             --              98.6
                                                                 -------------     ------------    --------------
Net cash flow from disposals .................................   (Pounds)16.6      (Pounds)--      (Pounds)98.6
                                                                 =============     ============    ==============

(c)      Net interest payable and similar charges

                                                                 13 weeks to       13 weeks to       52 weeks to
                                                                 29 December       30 December       29 September
                                                                 2001              2000              2001
                                                                 -------------     ------------    --------------
                                                                 (Unaudited)       (Unaudited)
                                                                 (amounts in millions)
Deferred financing fees written off ..........................    (Pounds)4.1      (Pounds)--       (Pounds)5.8
                                                                 =============     ============    ==============

5        Taxation

(a)      Analysis of charge in period

                                                                 13 weeks to       13 weeks to       52 weeks to
                                                                 29 December       30 December       29 September
                                                                 2001              2000              2001
                                                                 -------------     ------------    --------------
                                                                 (Unaudited)       (Unaudited)       (Restated)
                                                                 (amounts in millions)
The tax charge comprised:
U.K. taxation at 30% .........................................     (Pounds)--      (Pounds)--        (Pounds)--
Foreign taxation .............................................            0.7             0.8               8.6
                                                                 -------------     ------------    --------------
                                                                          0.7             0.8               8.6
Tax relief on exceptional items ..............................             --              --              (2.0)
                                                                 -------------     ------------    --------------
                                                                          0.7             0.8               6.6
Deferred taxation--origination and reversal of timing
   differences ...............................................           (0.1)            0.5               4.8
                                                                 -------------     ------------    --------------
                                                                  (Pounds)0.6     (Pounds)1.3      (Pounds)11.4
                                                                 =============     ============    ==============

(b) The group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

(c) The adoption of FRS 19 "Deferred Tax" has required changes in the method of accounting for deferred tax assets and liabilities. As a result of these changes, the comparative periods have been restated as follows, principally in respect of tax losses and warranty reserves.

                                                                                     29 September
                                                                                     2001
                                                                                     ---------------
                                                                                     (Restated)
                                                                                     (amounts in
                                                                                     millions)
Deferred tax provision as previously reported ..................................     (Pounds)  --
Adjustment to recognise deferred tax in respect of timing differences ..........             26.9
                                                                                     ---------------
Deferred tax asset as restated .................................................     (Pounds)26.9
                                                                                     ===============

(d)  Analysis of deferred tax asset

                                                                        29 December      30 December       29 September
                                                                        2001             2000              2001
                                                                        --------------   ---------------   ---------------
                                                                        (Unaudited)      (Unaudited)       (Restated)
                                                                        (amounts in millions)
U.S. Revenue Losses ..................................................    (Pounds)13.0      (Pounds)14.4      (Pounds)12.7
Warranties ...........................................................             8.2               8.2               8.2
Pension and SERP related reserves ....................................             4.1               3.2               4.0
Accrued compensation related items ...................................             3.2               0.3               3.2
Other short term timing differences ..................................             6.6              14.8               6.8
                                                                        --------------   ---------------   ---------------

                                                                                  35.1              40.9              34.9
Accelerated capital allowances .......................................            (8.1)             (9.6)             (8.0)
                                                                        --------------   ---------------   ---------------

                                                                          (Pounds)27.0      (Pounds)31.3      (Pounds)26.9
                                                                        ==============   ===============   ===============

A deferred tax asset has only been recognised in respect of those losses where there is sufficient certainty that they will be utilised within the immediate future.

6    Equity dividends

                                                                        13 weeks to      13 weeks to       52 weeks to
                                                                        29 December      30 December       29 September
                                                                        2001             2000              2001
                                                                        --------------   ---------------   ---------------
                                                                        (Unaudited)      (Unaudited)
                                                                        (amounts in millions)
Interim and final dividend ...........................................      (Pounds)--        (Pounds)--       (Pounds)4.8



Interim and final dividend (net per ordinary share) ..................              --p               --p              2.0p
                                                                        ==============   ===============   ===============

7    Earnings/(loss) per share

                                                                        13 weeks to       13 weeks to       52 weeks to
                                                                        29 December       30 December       29 September
                                                                        2001              2000              2001
                                                                        --------------   ---------------   ---------------
                                                                        (Unaudited)       (Unaudited)       (Restated)
                                                                        (amounts in millions)
Basic and diluted loss attributable to shareholders ..................    (Pounds)(4.4)     (Pounds)(0.5)   (Pounds)(120.7)
                                                                        --------------   ---------------   ---------------

Basic weighted average number of shares ..............................           249.0             248.8             248.9
Employee share options ...............................................              --               0.5               0.1
Share save ...........................................................              --               0.4               0.2
                                                                        ==============   ===============   ===============
Diluted weighted average number of shares ............................           249.0             249.7             249.2

Basic loss per share .................................................            (1.8)p            (0.2)p           (48.5)p
Effect per share of exceptional items ................................             1.5p               --p             19.2p
Effect per share of goodwill amortisation and impairment .............             2.0p              2.2p             49.4p
                                                                        --------------   ---------------   ---------------
Adjusted basic earnings per share ....................................             1.7p              2.0p             20.1p
                                                                        --------------   ---------------   ---------------
Diluted loss per share ...............................................            (1.8)p            (0.2)p           (48.4)p
Effect per share of exceptional items ................................             1.5p               --p             19.2p
Effect per share of goodwill amortisation and impairment .............             2.0p              2.2p             49.3p
                                                                        --------------   ---------------   ---------------
Adjusted diluted earnings per share ..................................             1.7p              2.0p             20.1p
                                                                        ==============   ===============   ===============

8    Stocks

                                                                         29 December       30 December       29 September
                                                                         2001              2000              2001
                                                                         ---------------   ---------------   ---------------
                                                                         (Unaudited)       (Unaudited)
                                                                         (amounts in millions)
Raw materials and consumables ........................................      (Pounds)40.6      (Pounds)54.5      (Pounds)42.2
Work in progress .....................................................              14.6              16.9              15.7
Finished goods .......................................................              37.7              83.8              36.4
                                                                         ---------------   ---------------   ---------------
                                                                                    92.9             155.2              94.3
Property .............................................................              12.5              10.9              11.3
                                                                         ---------------   ---------------   ---------------
                                                                           (Pounds)105.4     (Pounds)166.1     (Pounds)105.6
                                                                         ===============   ===============   ===============

9    Borrowings

(a) On 20 February 2002, the Group announced new financing arrangements including a proposed three for five underwritten rights issue, to refinance the existing revolving multi-currency loan facility that commenced on 12 March 2001. The new five year committed facility consists of a $370 million term loan and $85 million revolving credit facility, along with a bridge loan facility of (pound)150 million to be repaid from the proceeds of the proposed rights issue and an offering of long term, fixed rate notes in the institutional market. All debt drawings under the existing multi-currency facility have been classified as falling due in less than one year.

(b)  Reconciliation of net debt to Balance Sheet

                                                                         29 December       30 December       29 September
                                                                         2001              2000              2001
                                                                         ---------------   ---------------   ---------------
                                                                         (Unaudited)       (Unaudited)
                                                                         (amounts in millions)
Cash at bank .........................................................      (Pounds)26.9      (Pounds)41.9      (Pounds)39.4
Current borrowing ....................................................            (388.5)            (93.7)             (2.4)
Exclude current portion of deferred financing costs ..................                --              (1.3)             (1.1)
                                                                         ---------------   ---------------   ---------------
Current net cash/(borrowings) ........................................            (361.6)            (53.1)             35.9
Long term lease obligations ..........................................              (0.3)             (0.3)             (1.2)
Long term debt .......................................................             (14.2)           (381.9)           (397.7)
Exclude long term portion of deferred finance ........................                --              (3.9)             (2.9)
                                                                         ---------------   ---------------   ---------------
Net debt at end of period ............................................    (Pounds)(376.1)   (Pounds)(439.2)   (Pounds)(365.9)
                                                                         ===============   ===============   ===============

10   Equity shareholders' funds

(a) Following the implementation of FRS 19 (note 5), equity shareholders' funds at 29 September 2001 have been restated as follows:

                                                                                           29 September 2001
                                                                                           ---------------------
                                                                                           (Restated)
                                                                                           (amounts in millions)
Equity shareholders' funds as previously reported .....................................             (Pounds)87.2
Cumulative effect on profit and loss account reserve of implementing FRS 19 ...........                     26.9
                                                                                           ---------------------
Equity shareholders' funds as restated ................................................            (Pounds)114.1
                                                                                           =====================

(b)  Movements on reserves during the period were as follows:

                                                                  Share            Share          Profit and
                                                                  capital          premium        loss             Total
                                                                  ---------------  --------------  --------------  --------------
                                                                  (amounts in millions)
At 29 September 2001 (Restated) ................................    (Pounds)125.1   (Pounds)239.0  (Pounds)(250.0)  (Pounds)114.1
Loss for the period ............................................               --              --            (4.4)           (4.4)
Goodwill written back on disposals previously written off ......               --              --            10.4            10.4
Currency realignment ...........................................               --              --            (1.1)           (1.1)
                                                                  ---------------  --------------  --------------  --------------
At 29 December 2001 ............................................    (Pounds)125.1   (Pounds)239.0  (Pounds)(245.1)  (Pounds)119.0
                                                                  ===============  ==============  ==============  ==============

11   Foreign currency translation

The results of subsidiary companies reporting in currencies other than the pound sterling have been translated at the average rate prevailing for each month for the 13 weeks to 29 December 2001, the weighted average exchange rate for sales and profit being (Pound)1 = $1.45. Results to 30 December 2000 were translated at the rate of (Pound)1 = $1.46 and full year results to 29 September 2001 at (Pound)1 = $1.44. The closing rate for the U.S. dollar at 29 December 2001 was (Pound)1 = $1.45, at 30 December 2000 was (Pound)1 = $1.49 and at 29 September 2001 was (Pound)1 = $1.47.

12   Results for 2001

The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 29 September 2001 have been extracted from the 2001 annual report but do not comprise statutory accounts for that period. The audited financial statements have been delivered to the Registrar of Companies. The Auditors gave an unqualified report on those accounts and their report did not contain any statement under section 237(2) or (3) of the Companies Act 1985. The figures for the 52 weeks to 29 September 2001 have been restated to reflect the adoption of FRS 19 "Deferred tax". The figures for the 13 week periods to 29 December 2001 and 30 December 2000 have been extracted from underlying accounting records and have not been audited.

13   Events occurring after the end of the financial period

We have entered into new financing arrangements, and have announced a three for five underwritten rights issue and a proposed offering of (Pounds)100 million of long term fixed rate notes. The new financing arrangements include a bridge facility of (Pounds)150 million, and a committed facility of $455 million (comprised of a $370 million term loan and a $85 million revolving credit facility). As a result of the new financing arrangements, we have written off the deferred financing costs of (Pounds)4.1 million (note 4) relating to the previous multi-currency loan facility. The net proceeds of the rights issue and the issue of long term notes will be used to repay the bridge facility. The long term fixed rate notes will be offered to institutional investors and it is a requirement of this market that we present quarterly financial statements along with a review of operating results consistent with those traditionally seen in the U.S. We intend to continue this practice for future quarters.

14   U.S. GAAP reconciliation

                                                                   29 December      30 December       29 September
                                                                   2001             2000              2001
                                                                   ------------------------------------------------------
                                                                   (Unaudited)      (Unaudited)       (Restated)
                                                                   (amounts in millions)
Net Loss
Net loss in accordance with U.K. GAAP                                (Pounds)(4.4)     (Pounds)(0.5)     (Pounds)(120.7)
Items (increasing)/decreasing operating loss under U.K.
   GAAP
--Goodwill amortisation                                                      (3.8)             (4.2)              (16.6)
--Goodwill impairment                                                          --                                   9.8
--Pension cost                                                                0.3               1.5                 5.9
--Sale/leaseback transactions                                                  --               0.1                (1.3)
--Restructuring and other accruals                                           (0.9)               --                 0.9
--Derivatives                                                                (1.8)             (0.7)               (0.6)
Items increasing/(decreasing) other non-operating profit
   under U.K. GAAP
--Deferred taxation                                                          (1.3)             (0.6)                8.1
--Gain on sale of businesses                                                  2.4                --                 0.8
                                                                   --------------   ---------------   -----------------
Net loss in accordance with U.S. GAAP                                (Pounds)(9.5)     (Pounds)(4.4)     (Pounds)(113.7)
                                                                   ==============   ===============   =================

Under U.K. GAAP, approximately (pound)385 million of borrowings have been classified as falling due within one year at 29 December 2001 as such borrowings were repayable within 12 months from 29 December 2001. Under U.S. GAAP, (pound)385 million would be classified as long term as such borrowings have been refinanced on a long term basis subsequent to 29 December 2001, but prior to issuing these financial statements.

         THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate financial adviser authorised under the Financial Services and Markets Act 2000.

         Credit Suisse First Boston, which is regulated in the U.K. by the Financial Services Authority, is acting for Enodis plc and for no-one else in connection with the Rights Issue and will not be responsible to anyone other than Enodis plc for providing the protections afforded to its clients or for providing advice in relation to the Rights Issue or the contents of this document or any matter referred to herein.

         If you sell or have sold or otherwise transferred all of your Existing Ordinary Shares (other than ex-rights) in certificated form before 19 March 2002 (the "ex-rights date"), please send this document, together with any accompanying Form of Appointment of Proxy, at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom you sell or transfer or have sold or transferred your Existing Ordinary Shares for delivery to the purchaser or transferee. Neither this document nor the Provisional Allotment Letter should be forwarded to or transmitted in or into the United States, Canada, Japan, France, Australia, South Africa, Singapore or the Republic of Ireland. If your transferred Existing Ordinary Shares were held in uncertificated form, a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee.

         The distribution of this document and/or the accompanying documents, and/or the transfer of Nil Paid Rights or Fully Paid Rights through CREST in jurisdictions other than the U.K. may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction.

         A copy of this document, which comprises a prospectus relating to Enodis plc prepared in accordance with the listing rules made under section 74(4) of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that act.

         Application has been made to the U.K. Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities respectively. It is expected that admission will become effective and dealings commence, nil paid, in the New Ordinary Shares at 8.00 a.m. on 19 March 2002.

                                   ----------

  (Incorporated under the laws of England and Wales with registered no. 109849)

                         Proposed Rights Issue of up to
              150,861,463 New Ordinary Shares at 50 pence per share
                on a 3 for 5 basis to Qualifying Shareholders and
                           New Financing Arrangements

                                   ----------

         The latest time and date for acceptance of the Rights Issue is expected to be 10.30 a.m. on 8 April 2002.

         Your attention is drawn to the letter of recommendation from the Chairman of Enodis plc which appears in Part I of this document.

         In addition to this document, subject to the passing of the Resolutions, qualifying non-CREST Shareholders will be sent a Provisional Allotment Letter on 18 March 2002. Qualifying CREST Shareholders (none of whom will receive a Provisional Allotment Letter) are expected to receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 19 March 2002. The Nil Paid Rights so credited are expected to be enabled for settlement by CRESTCo as soon as practicable after admission of the New Ordinary Shares to the Official List has become effective. Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this document and the Rights Issue.

         None of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Provisional Allotment Letters have been or will be registered under the U.S. Securities Act of 1933, as amended, or under the applicable securities laws of any state of the U.S., any province or territory of Canada, Japan, France, Australia, South Africa, Singapore or the Republic of Ireland. Neither the New Ordinary Shares nor the Provisional Allotment Letters may, subject to certain exceptions, be offered, sold, taken up, transferred, renounced or delivered, directly or indirectly, within the United States, Canada, Japan, France, Australia, South Africa, Singapore or the Republic of

Ireland, or their respective territories or possessions. Further details in this regard are contained in Part III of this document at paragraph 5.

         Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

         Qualifying non-CREST Shareholders should retain this document for reference pending receipt of a Provisional Allotment Letter. Qualifying CREST Shareholders should note that they will receive no further written communication from the Company in respect of the Rights Issue. They should accordingly retain this document for, amongst other things, details of the action they should take in respect of the Rights Issue.

         Notice of an Extraordinary General Meeting of Enodis plc, to be held at the Westbury Hotel, Bond Street, London W1S 2YF at 10.00 a.m. on 18 March 2002, is set out at the end of this document. A Form of Appointment of Proxy for use at the Extraordinary General Meeting is enclosed and, to be valid, should be completed in accordance with the instructions printed thereon and returned as soon as possible, but in any event so as to be received by the Company's Registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3FA not later than 10.00 a.m. on 16 March 2002.

                                    --------

                                    CONTENTS

                                                                                                                             Page
Expected Timetable of Principal Events.................................................................................         4
Part I      Letter from the Chairman of Enodis.........................................................................         5
Part Ii     Information About the Company and Financial Information Comprising Extracts From the Form 20-F.............        12
Part Iii    Information Relating to the Rights Issue...................................................................       115
Part Iv     Announcement of Quarterly Results for the 13 Weeks Ended 29 December 2001..................................       127
Part V      Unaudited Pro Forma Statement of Net Assets................................................................       142
Part Vi     Additional Information.....................................................................................       144
Part Vii    Definitions................................................................................................       163
Notice of Extraordinary General Meeting................................................................................       166

                                    --------

Cautionary statement regarding the United States

         This document does not constitute an offer of securities for sale in the United States or to U.S. Persons. None of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares, the Provisional Allotment Letters nor the Notes described in this document have been registered under the United States Securities Act of 1933, as amended, and none of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares, the Provisional Allotment Letters nor the Notes may be offered or sold in the United States or to U.S. Persons absent registration or an applicable exemption from registration requirements.

Cautionary statement regarding forward-looking statements

         This document contains "forward-looking" statements. Forward-looking statements include, among others, statements concerning:

         .        the anticipated growth of the demand for the Group's products,

         . plans to devote significant management time and capital resources to business strategy,

         . the Group's ability to successfully implement its business strategy,

         .        the Group's future capital needs,

         . the Board's expectations with respect to changes in general economic and business conditions,

         . the Group's ability to compete in a highly competitive environment, and

         . other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts concerning the Group's business, operations and financial performance and condition.

         The words "believe", "anticipate", "aim", "expect", "intend", "estimate", "plan", "assume", "may", "will", "risk", "project", "could" and other similar expressions that are predictions of or otherwise indicate future events or trends identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control. These risks, uncertainties and factors may cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements (and from past results, performances or achievements). Factors that may cause these differences include but are not limited to the risks described under "Risk Factors", "Business" and "Operating and Financial Review and Prospects" set out in Part II of this document.

         Forward-looking statements should not be relied upon to the same degree as historical statements because they reflect the Board's judgment at the date of this document. Forward-looking statements are not intended to give any assurances as to future results. Save as required by law or the Listing Rules, the Company will not normally publicly release any revisions it may make to these forward-looking statements that may result from events or circumstances arising after the date of this document or otherwise.

Currencies

         Unless otherwise indicated or otherwise required by the context, all references in this document to "British pounds sterling", "pounds sterling", "sterling", "pounds" or "(Pounds)" are to the lawful currency of the United Kingdom. References to "U.S. dollars", "dollars", "U.S.$" or "$" are to United States dollars, the lawful currency of the United States of America.

Financial Information

         The financial information set out in this document relating to the Group does not constitute statutory accounts of the Group within the meaning of
Section 240 of the Act. The auditors of the Company, Deloitte & Touche (Chartered Accountants and registered auditors) of Hill House, 1 Little New Street, London EC4A 3TR have audited and reported on the annual accounts of the Group for the three financial years ended 2 October 1999, 30 September 2000 and 29 September 2001, respectively, within the meaning of section 235 of the Act. Each such report was unqualified and did not contain a statement under section 238(2) or (3) of the Act. Statutory accounts for the Group for each of such financial years have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act.

         The Company reports its financial results on a 52-53 week financial year ending on the Saturday nearest to 30 September. The financial years ended in 1998, 2000 and 2001 contained 52 weeks. The financial year ended in 1999 contained 53 weeks.

Other Data

         Certain numerical figures included in this document have been subject to rounding adjustments. Therefore, discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Further Information

         The information set out in Part II of this document comprises extracts from the Company's Annual Report on Form 20-F dated 21 February 2002 and filed with the United States Securities and Exchange Commission. This includes, inter alia, information on the Group's business and strategy, a review of its financial results and certain risk factors relating to the Group. The extracts from the Form 20-F provide information which may be relevant to a Shareholder's decision to vote in favour of the Resolutions or to take up rights under the Rights Issue.

         Shareholders are advised to read the document in whole and not to rely on any summary information.

                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Record Date for the Rights Issue...........................................................                            11 March 2002
Latest time for receipt of Forms of Appointment of Proxy for the Extraordinary General
   Meeting.................................................................................              10:00 a.m. on 16 March 2002
Extraordinary General Meeting..............................................................              10:00 a.m. on 18 March 2002
Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only)......                            18 March 2002
Dealings in New Ordinary Shares, nil paid, commence on the London Stock Exchange...........                            19 March 2002
Nil Paid Rights and Fully Paid Rights enabled in CREST.....................................                            19 March 2002
Recommended latest time and date for requesting withdrawal of Nil Paid Rights from CREST
   (i.e. if your Nil Paid Rights are in CREST and you wish to convert them into
   certificated form)......................................................................               4:30 p.m. on 28 March 2002
Latest time for depositing renounced Provisional Allotment Letters, nil paid (or fully
   paid), into CREST or for dematerialising Nil Paid Rights into a CREST stock account.....                3:00 p.m. on 3 April 2002
Latest time and date for splitting Provisional Allotment Letters, nil paid (or fully paid).                3:00 p.m. on 4 April 2002
Latest time and date for acceptance, payment in full and registration of renunciation......               10:30 a.m. on 8 April 2002
Dealings in New Ordinary Shares, fully paid, commence on the London Stock Exchange.........             by 8:00 a.m. on 9 April 2002
New Ordinary Shares credited to CREST stock accounts.......................................                             9 April 2002
Expected despatch of definitive share certificates for New Ordinary Shares.................                         by 11 April 2002

-----------

Notes:

(1) The dates set out in the expected timetable of principal events above and mentioned throughout this document and in the Provisional Allotment Letters may be adjusted by Enodis, in which event, details of the new dates will be notified to the U.K. Listing Authority and to the London Stock Exchange and, where appropriate, Shareholders.

(2)      References in this document are to London time unless otherwise stated.

                        PART I: LETTER FROM THE CHAIRMAN

         Directors:

         P.M. Brooks (Chairman (Non-executive))
A.J. Allner (Chief Executive Officer)
D.S. McCulloch (President Global Food Service Equipment Group)
D.W. Odum (President Food Retail Equipment Group)
G.E. Morris (Non-executive)
R.E. Briggs (Non-executive)
W. Schmidt (Non-executive)

         To Shareholders and, for information purposes only, to participants in the Employee Share Schemes.

                                                                21 February 2002

         Dear Shareholder,

        Proposed Rights Issue of up to 150,861,463 New Ordinary Shares at
       50 pence per share, on a 3 for 5 basis to Qualifying Shareholders,
                         New Financing Arrangements and
            Unaudited Results for the 13 Weeks Ended 29 December 2001

Introduction

         The Group has a high level of debt, principally arising from acquisitions in the last three years. With the recent downturn in the Group's end markets and the current economic uncertainty, your Board has been considering a number of financing alternatives to achieve a more appropriate capital structure for the Group. After careful consideration and consultation with its advisers, your Board has announced New Financing Arrangements which it believes will leave the Group better positioned for a market recovery when it comes. These financing arrangements include a Rights Issue of up to 150,861,463 New Ordinary Shares at 50 pence per share on the basis of 3 New Ordinary Shares for every 5 Existing Ordinary Shares held on the Record Date to raise approximately (Pounds)71.5 million, after the expenses of the Rights Issue. The Rights Issue has been fully underwritten by Credit Suisse First Boston.

         In addition, the Board has announced the replacement of the Company's credit facilities with the New Credit Facilities and the anticipated raising of (Pounds)100 million, before expenses, through the issue of long term fixed rate Notes in the institutional market.

         The directors believe that together the above arrangements will create a more appropriate capital structure, which should improve the financial stability of the Group and enable it to pursue more effectively its key objective to restore shareholder value.

         The purpose of this document is to provide you with details of the Rights Issue and the New Credit Facilities which the Group has entered into, and to explain why the directors believe that the Rights Issue is in the best interests of Shareholders. The document also contains the Group's unaudited results for the thirteen weeks ended 29 December 2001.

         In order to proceed with the Rights Issue, the Company needs to pass resolutions to increase its authorised share capital, to grant the directors authority to allot shares and to disapply statutory pre-emption rights. Accordingly, set out at the end of this document is a notice convening an extraordinary general meeting to be held at 10.00 a.m. on 18 March 2002 to pass such resolutions.

         Shareholders should note that unless they approve the Resolutions the Rights Issue will not proceed and the proposed issue of Notes may not proceed, or may proceed on terms that are materially different from those currently anticipated.

Background to the New Financing Arrangements

         Enodis entered the food service equipment market in 1995 with the acquisition of Welbilt Corporation, and developed a strategy of becoming one of the world's leading manufacturers and distributors of a broad range of branded commercial food equipment to quick service and full service restaurants, hotels and institutions and other customers in key markets globally. This strategy was implemented by a series of complementary acquisitions, the largest of which was the purchase of Scotsman Industries, Inc. in 1999 for a total consideration of $791.5 million including assumed debt.

         In March 2001, the Group entered into a new credit facility, with the expectation that a loan syndication would follow. However, as a result of the downturn in economic conditions, senior Enodis management changes and the Group's strategic review undertaken in the Summer of 2001, the syndication was not completed.

         The Company has concluded, based on advice received, that a syndication could only have been achieved if the amount of senior debt was reduced by a much larger offering of long term fixed rate notes than is contemplated under the New Financing Arrangements. The costs associated with these notes would have constituted a severe additional financial burden on the business in already challenging economic circumstances, and indications were that the issuance of such notes would have resulted in a substantially greater part of the Group's free cash flow being used to service debt. In addition, once the Group had achieved its planned reduction in net debt to more prudent levels, a substantially higher proportion of the net debt remaining would have been expensive long term debt with significant early redemption penalties.

         The Board believes that the Enodis share price has been significantly impacted by the perceived financial uncertainty facing the Group given its current capital structure.

Strategy

         Your Board's primary objectives are to restore shareholder value and reduce debt. As one of the world's leading manufacturers and distributors of food service equipment globally, we intend to establish Enodis as clearly the world's leading supplier of commercial food service equipment through product, distribution and service excellence. The key elements of our strategy are to:

         . exploit and develop our broad portfolio of leading food service products and strong brands;

         . capitalise on technological leadership and new product development capabilities;

         . partner with dealers, distributors and sales representatives to increase market share; and

         . improve operating efficiency through, among other things, cost reduction and restructuring.

         In addition, we are seeking to improve the performance of our food retail equipment business and divest non-core businesses in both the food retail equipment and global food service equipment businesses.

         Since March 2001, when Andrew Allner was appointed leader of the executive team, significant progress has been made in implementing this strategy. The Group has achieved substantial cost savings through a range of measures including headcount reduction amounting to approximately 10 per cent. of the Group's workforce, the closure of five manufacturing plants and discretionary cost control. These cost savings, together with the benefit of increased volume due to seasonality, contributed to an improvement in operating margins in our global food service equipment group from 10.0 per cent. in the first half of the 2001 financial year to 13.3 per cent. in the second half of the 2001 financial year. Importantly, from a strategic viewpoint, we also made significant progress in improving our relationships with our distribution network, enhancing our performance with major buying groups and introducing a large number of innovative new products.

         The sale of the Group's building and consumer products business, Magnet, in June 2001, and of Sammic, our Spanish food service equipment business, in December 2001, has enabled us to reduce debt by approximately (Pounds)120 million. The Board is pursuing the disposal of other non-core businesses and assets.

         Despite the significant progress described above, the current outstanding amount of debt and the associated future servicing costs are higher than the Board considers acceptable, particularly in the current economic environment.

Reasons for the New Financing Arrangements

         Long term growth trends in food service in the U.S. over the last 30 years show growth driven by changes in consumer lifestyles with an increasing proportion of food and beverage consumed outside the home, resulting in new restaurant openings. A recent National

Restaurant Association survey in the U.S. predicts this trend will continue with substantial growth to 2010.

         Despite the severe decline in the Group's end markets brought about by the current adverse economic circumstances, the Board believes that the long term characteristics of the food service equipment industry remain attractive, reflecting the positive long term trends in the food service industry. The Board also believes that Enodis has a number of competitive advantages in its industry, including:

         . a broad portfolio of leading food service products and strong brands;

         .        technical expertise and new product development capabilities;

         .        global food service equipment coverage;

         .        global service and parts distribution capabilities; and

         .        a strong and diversified customer base.

         The Board believes that the Group's current capital structure does not provide it with the financial stability to capitalise fully on these advantages. As discussed above, the Company has concluded, based on advice received, that a syndication of its March 2001 credit facility could only have been achieved if the amount of senior debt was reduced by a much larger offering of long term fixed rate notes than is contemplated under the New Financing Arrangements. The costs associated with these notes would have significantly increased the Group's long term cost of debt, and indications were that the issuance of such notes would have resulted in a substantially greater part of the Group's free cash flow being used to service debt. We estimate that under the New Financing Arrangements the Group's annual interest costs, assuming the issue of the Notes proceeds on the terms currently expected, would be in the order of (Pounds)10 million lower than could reasonably have been anticipated under the most likely alternative financing option.

         Your Board has carefully reviewed, with its financial advisers, a wide range of options for the most appropriate financing of the Group's operations. It has concluded that Shareholders' interests would be best served by entering into the New Credit Facilities, raising new equity through the Rights Issue and raising long term debt through an offering of Notes. Following these transactions:

(i) approximately (Pounds)71.5 million of net proceeds will have been received from the Rights Issue;

(ii) approximately (Pounds)100 million of the Group's debt will be long term fixed rate Notes, structurally subordinated to the New Credit Facilities and without the obligation to repay prior to maturity except upon the occurrence of certain specified events; and

(iii) as a result of (i) and (ii) above, the Group will have been able to secure a more appropriately structured and better priced senior credit facility.

         Details of fees and expenses payable in connection with the New Financing Arrangements are set out in Part VI of this document at paragraph 11.

Principal Elements of the New Financing Arrangements

         The Company signed agreements on 20 February 2002 with Credit Suisse First Boston and The Royal Bank of Scotland plc that replace the Group's March 2001 credit facility and comprise the following:

(i)      a bridge facility in the amount of(Pounds)150 million;

(ii) a term loan in the amount of approximately(Pounds)260 million ($370 million); and

(iii) a revolving credit facility in the amount of approximately (Pounds)60 million ($85 million).

         The Company also signed the Underwriting Agreement on 20 February 2002 and expects the net proceeds of the Rights Issue to be approximately (Pounds)
71.5 million. The Company intends to use the net proceeds of the Rights Issue, together with the net proceeds of the proposed issue of the Notes, to repay the bridge facility, with any remaining proceeds used to repay senior debt.

         The Rights Issue has been fully underwritten by Credit Suisse First Boston in order to provide greater certainty as to the amount of proceeds that will be raised in the Rights Issue and to enable the offering of Notes and the senior credit syndication to proceed.

         It is intended that the Notes will be offered to certain institutional investors. The precise terms of the Notes will not be finalised until pricing of the Notes, which is expected to occur following the passing of the Resolutions.

         The issue and terms of the Notes are subject to market conditions and as a result the Board cannot assure Shareholders that the Notes issue will be completed. In addition, the issue of the Notes on the terms contemplated is effectively dependent on completion of the Rights Issue. If the Rights Issue does not proceed for any reason, there can be no guarantee that the Company will be able to issue the Notes and, if it can, it may do so on terms which are materially different from those which could be achieved if the Company had strengthened its equity base through the Rights Issue.

         If either the Rights Issue or the offering of the Notes does not proceed for any reason, then the bridge facility, which matures in 2012, will remain outstanding in whole or in part. Further details of the bridge facility are set out in Part VI of this document at paragraph 7(c).

         The Rights Issue is not conditional on the offering of the Notes.

Financial effects of the Rights Issue

         Part V of this document contains a pro forma statement of the net assets of the Group as at 29 December 2001, as adjusted for the Rights Issue and the New Credit Facilities.

Current Trading and Prospects

         The Group yesterday announced its unaudited results for the 13 weeks ended 29 December 2001, which are set out in Part IV of this document, the financial highlights of which are set out below. Assuming that the Notes are issued, the Group will adopt a policy of reporting its results quarterly in future.

         The results for the first quarter of the financial year ending 28 September 2002 reflect the more difficult trading conditions in our key markets, partly offset by the benefits of the cost reduction actions that we have previously announced. Food equipment operating profit before exceptional items and goodwill amortisation was (Pounds)14.2 million compared to (Pounds)15.7 million for the first quarter of the previous financial year. This was in line with our expectations at the time of the preliminary announcement of the results made in November 2001.

         As we indicated in our preliminary results announcement in November 2001, we expected a further significant decline in the food service equipment markets, especially in North America. Whilst sales held up relatively well in October and November, a further decline in sales became apparent in December. As previously anticipated, this decline is therefore expected to have a greater impact on our results for the second quarter of the financial year ending 28 September 2002 as compared to the first quarter.

         The duration of this difficult climate cannot be predicted, but the Board has based its plans on the assumption that it will continue at least through to the end of the current financial year. As previously announced the Board plans to address the situation by taking action to reduce costs further, targeting further cost savings of some (Pounds)10 million for the current financial year through strategic headcount reductions, discretionary cost savings, leveraging purchasing power and ongoing manufacturing restructuring. These cost savings are in addition to the full year benefits of fixed and headcount cost savings implemented in the second half of the financial year ended 29 September 2001. The Company estimates exceptional costs of some (Pounds)6 million in the financial year ending 28 September 2002 relating to these actions.

         The Company is also pursuing market share gain opportunities to improve top line performance. The directors believe that the Group's scale, broad product range, technology, and industry relationships position the Company well to achieve this.

         The Board believes, despite the severe decline in the Group's end markets brought about by the current adverse economic circumstances, that the long term characteristics of the food service equipment industry remain attractive.

         Management results for January 2002 are slightly ahead of our expectations at the time of the Annual General Meeting, and our expectations for full year operating profits remain unchanged from the time of our preliminary results announcement in November. Compared to the first half of the current financial year, results for the second half are expected to benefit from seasonality and management actions including cost savings, market share gain initiatives and new product development.

         The Group is currently reviewing the operations of Kysor Warren, part of our food retail equipment group, with the objective of improving its operating performance. From its acquisition in 1999 to the end of our 2001 financial year, Kysor Warren has operated at a profit (exclusive of exceptional costs and amortisation). However, Kysor Warren, along with its competitors, has been adversely impacted by difficult market conditions. The unaudited results of this operation for the first quarter of the financial year ending 28 September 2002 showed a small operating loss and were below expectations. If the result of our review is the conclusion that the necessary long term improvement in performance cannot be achieved, it is possible that a significant part of Kysor Warren's fixed assets (principally goodwill) could potentially be impaired resulting in an exceptional non-cash charge. Such a potential impairment, if any, cannot be reasonably estimated at this time. As at 29 December 2001 the carrying value of goodwill relating to Kysor Warren was approximately (Pounds)50 million.

Dividend Policy

         In light of the downturn in the Group's end markets and uncertain economic conditions, the Board decided that it would not be prudent to maintain recent dividend levels, and accordingly no final dividend was paid in respect of the financial year ended 29 September 2001. The Board's intention is to resume payment of dividends when it is financially prudent to do so.

         For the purposes of the New Financing Arrangements, substantially all of the subsidiaries and other assets previously held by the parent company have been transferred to another company within the Group. The effect of these transfers, for statutory accounting purposes, is the recognition of certain losses in the parent company. These losses do not arise on consolidation and will not have an impact on Group results. However, as a result of the losses recognised on this transfer, the Company does not currently have sufficient distributable reserves to lawfully make dividend payments.

         As and when the Board determines to resume dividend payments, the Company will seek to take the steps necessary to enable it to increase its distributable reserves so that it is able to lawfully pay dividends. Any such action is likely to require the approval of Shareholders and the High Court. In addition, the Company's ability to make future dividend payments will depend on its profit and cash flow performance and the need to comply with the terms of the New Credit Facilities and the proposed Notes.

         The Board believes that the New Financing Arrangements will enable an earlier resumption of dividend payments than would otherwise have been the case.

Principal terms and conditions of the Rights Issue

         Subject to the satisfaction of the conditions referred to below, up to 150,861,463 New Ordinary Shares will be provisionally allotted by way of rights to raise approximately (Pounds)71.5 million, after expenses. The Issue Price of 50 pence per New Ordinary Share represents a 46.2 per cent. discount to the closing middle market price of 93.0 pence per Ordinary Share on 19 February 2002, the last practicable date before the announcement of the Rights Issue.

         Qualifying Shareholders are being offered New Ordinary Shares at a price of 50 pence per New Ordinary Share on the following basis:

           3 New Ordinary Shares for every 5 Existing Ordinary Shares held at the close of business on 11 March 2002 and so in proportion for any other number of Existing Ordinary Shares then held. The rights to fractional entitlements to New Ordinary Shares will not be allotted to Qualifying Shareholders. Entitlements to fractions will be aggregated and sold in the market for the benefit of the Company.

         The Rights Issue is conditional upon:

(i)      the passing of the Resolutions;

(ii) the Underwriting Agreement (a summary of which is contained in Part VI of this document at paragraph 7(a)) having become unconditional in all respects (save for the condition relating to Admission) and not having been terminated in accordance with its terms; and

(iii) Admission having occurred by not later than 10.00 a.m. on 19 March 2002 (or such later time and/or date as Credit Suisse First Boston and the Company may agree).

         The New Ordinary Shares, when issued and fully paid, will rank pari passu in all respects with the Existing Ordinary Shares including the right to receive all dividends or other distributions made or paid thereafter. The Rights Issue has been underwritten in full by Credit Suisse First Boston.

         Since outstanding options may be exercised before the Record Date for the Rights Issue, the precise number of shares to be issued in the Rights Issue cannot be determined until that date. Assuming no options are exercised prior to the Record Date, 150,174,595 New Ordinary Shares will be issued. However, if outstanding options are exercised, up to 686,868 additional New Ordinary Shares will be issued.

Intentions of directors

         Those directors who are Qualifying Shareholders hold in aggregate 46,800 Ordinary Shares (representing less than 1 per cent. of the Existing Ordinary Shares of the Company) and intend to take up rights in respect of 28,080 New Ordinary Shares. Directors who hold Ordinary Shares in the form of Enodis ADSs are not entitled to take up rights, as discussed in Part III of this document at paragraph 5.

Employee Share Schemes

         In accordance with the rules of the Employee Share Schemes, other than the 1993 Executive Scheme, the directors intend to make adjustments to the terms of the options granted to take account of the Rights Issue. The options under the 1993 Executive Scheme were granted by the trustees of the Employee Share Trust (the "Trustees") and the Company will recommend to the Trustees that they make adjustments to the terms of the options granted to take account of the Rights Issue. Such adjustments will, where necessary, be subject to a written certificate from the auditors of the Company that such adjustments are in their opinion fair and reasonable and also, where necessary, to the prior approval of the Inland Revenue.

         In order to comply with U.S. requirements, each of the 2001 Executive Share Option Scheme (the "2001 Scheme") and the Employee Stock Purchase Plan (the "Purchase Plan") contains numerical limits on the number of Ordinary Shares and the number of Enodis ADSs that may be issued as a result of options granted under them. In line with the increase to the Company's issued share capital as a result of the Rights Issue, it is proposed to increase the numerical limit in the Purchase Plan from 12,000,000 to 19,200,000 in relation to Ordinary Shares and from 3,000,000 to 4,800,000 in relation to Enodis ADSs. At the Company's annual general meeting on 16 January 2002, the limit preventing more than 5 per cent. of the Company's issued ordinary share capital being available for executive incentives in any 10 year period under the 2001 Scheme was removed. The only remaining limit is that no more than 10 per cent. of the ordinary share capital of the Company may be issued on the exercise of options granted in any 10 year period under any employees' share scheme adopted by the Company. In order to allow for the whole of the 10 per cent. to be used for the purposes of the 2001 Scheme, if it were thought appropriate, it is proposed that the numerical limit in the 2001 Scheme be increased from 19,000,000 to 40,050,000. The above changes would not affect the current overall anti-dilution protection for Shareholders.

         These proposed changes to the numerical limits on the number of Ordinary Shares that may be issued under the 2001 Scheme and the Purchase Plan may only be effected with the approval of Shareholders by ordinary resolution. Resolutions to propose these changes, which will be conditional on the Rights Issue proceeding, are set out in the Notice of EGM at the end of this document.

         Details of outstanding grants of options and commitments to grant options are set out in Part VI of this document at paragraph 9. The Board believes strongly that it is in the Shareholders' interests that management should be appropriately incentivised through equity related rewards and intends to make further grants of options to Messrs Allner, McCulloch and Odum and key management as soon as practicable following the Extraordinary General Meeting. Details of the intended further grants are set out in Part VI of this document at paragraph 3(d).

Overseas Shareholders

         The attention of Qualifying Shareholders who have registered addresses outside the United Kingdom or who are citizens, residents or nationals of countries other than the United Kingdom is drawn to Part III of this document at paragraph 5.

Taxation

         Information on U.K. taxation with regard to the Rights Issue is set out in Part III of this document at paragraph 4. This information is intended only as a general guide to the current U.K. tax position. If you are in any doubt as to your tax position, or are subject to tax in a jurisdiction other than the U.K., you should consult your own independent professional adviser without delay.

Further information

         Your attention is drawn to the further information set out in Parts I to VI of this document. Part II comprises extracts from the Company's Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission today. This includes, among other things, information on the Group's business and strategy, a review of its financial results and certain risk factors relating to the Group. The extracts from the Form 20-F dated 21 February 2002 and filed with the U.S. Securities and Exchange Commission are included in this document to give Shareholders further information about the Group, in order that they may take this into account in voting on the Resolutions and in deciding whether to take up their rights under the Rights Issue.

Extraordinary General Meeting

         At the end of this document is a notice of the Extraordinary General Meeting to be held at the Westbury Hotel, Bond Street, London W1S 2YF at 10.00 a.m. on 18 March 2002, at which resolutions necessary to increase the Company's authorised share capital, to grant the directors authority to allot shares and to disapply statutory pre-emption rights in relation to the Rights Issue will be put to the Shareholders for approval. These resolutions are necessary to implement the Rights Issue.

         In addition, resolutions to amend the number of shares that may be issued under some of the Company's Employee Share Schemes will be proposed. These resolutions are described above and will be conditional upon the Rights Issue proceeding.

Action to be taken

         You will find enclosed a Form of Appointment of Proxy for use in relation to the EGM. Whether or not you intend to be present in person at the EGM, you are requested to complete, sign and return the Form of Appointment of Proxy by post or by hand to the Company's Registrar, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3FA as soon as possible, but in any event so as to arrive by no later than 10.00 a.m. on 16 March 2002. Completion and return of the Form of Appointment of Proxy will not preclude you from attending the EGM and voting in person should you wish to do so.

         You are not required to take any action at present in respect of the Rights Issue. It is intended that if the Resolutions are passed at the Extraordinary General Meeting:

(i) if you are a Qualifying non-CREST Shareholder (unless you have a registered address in, or are resident in, the U.S., Canada, Japan, France, Australia, South Africa, Singapore or the Republic of Ireland) you will be sent a Provisional Allotment Letter giving details of your entitlements to New Ordinary Shares by post on 18 March 2002; and

(ii) if you are a Qualifying CREST Shareholder (unless you have a registered address in, or are resident in, the U.S., Canada, Japan, France, Australia, South Africa, Singapore or the Republic of Ireland) your CREST stock account will be credited with your entitlement to Nil Paid Rights on 19 March 2002.

         Please see Part III of this document at paragraph 2 for further details.

         If you sell or have sold or otherwise transferred all of your Existing Ordinary Shares before 19 March 2002 (the "ex-rights date") you will not be entitled to participate in the Rights Issue. However, the purchaser or transferee of your Existing Ordinary Shares may be entitled to participate in the Rights Issue in your place. In this case, please send this document together with the accompanying Form of Appointment of Proxy immediately to the purchaser or transferee or to the bank, stockbroker or other agent through whom you sell or transfer or have sold or transferred your Existing Ordinary Shares for delivery to the purchaser or transferee. However, neither this document nor the Provisional Allotment Letter should be forwarded to or transmitted in or into the United States, Canada, Japan, France, Australia, South Africa, Singapore or the Republic of Ireland.

         The latest time for acceptance under the Rights Issue will, unless otherwise announced to the Company Announcements Office of the London Stock Exchange by the Company, be 10.30 a.m. on 8 April 2002. The procedure for acceptance and payment depends on whether, at the time at which acceptance and payment is made, the Nil Paid Rights are in certificated form (that is, are represented by a Provisional Allotment Letter) or are in uncertificated form (that is, are in CREST). The procedures for acceptance and payment are set out in Part III of this document. Further details will also appear in the Provisional Allotment Letters that will be sent to Qualifying non-CREST Shareholders on 18 March 2002.

         If you are a Qualifying CREST Shareholder you should note that you may not receive any further written communication from the Company and accordingly, you should retain this document throughout the period of the Rights Issue for details of the action you should take.

         Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this document and the Rights Issue.

Recommendation

         Your Board, which has received financial advice in relation to the Proposals from Credit Suisse First Boston, considers that the Rights Issue is in the best interests of the Shareholders as a whole. In providing its advice to the Board, Credit Suisse First Boston has placed reliance on the directors' commercial assessment of the Proposals. In addition, your Board considers that the proposed changes to the share option schemes are in the best interests of Shareholders as a whole. The Board recommends that you vote in favour of the resolutions set out in the notice of EGM at the end of this document, as those directors who hold Ordinary Shares (either directly or in the form of Enodis
ADSs) intend to do in respect of the 74,800 Existing Ordinary Shares that they beneficially own or otherwise control, representing less than 1 per cent. of the Company's Existing Ordinary Shares.

Yours sincerely


Peter Brooks
Chairman

        PART II: INFORMATION ABOUT THE COMPANY AND FINANCIAL INFORMATION

         The following information has been extracted without material adjustment from the Company's Annual Report on Form 20-F dated 21 February 2002 and filed with the SEC, the full text of which can be obtained from the SEC (at the United States Securities and Exchange Commission, Washington, DC 20549) or the SEC's website (at www.sec.gov). A copy of the Form 20-F is also on display at the places and during the period stated in Part VI of this document at paragraph 14.

         Please note that this extract contains references to Item 10 of and
Exhibit 8.1 to the Company's Annual Report on Form 20-F, which are not included in this extract. Equivalent information is contained in Part VI of this document at paragraph 7 and paragraph 2, respectively.

         References in this Part II to "Fiscal 1999" are references to the 53 week period ended 30 September 1999, to "Fiscal 2000" are to the 52 week period ended 30 September 2000 and to "Fiscal 2001" are to the 52 week period ended 29 September 2001.

         Item 3. Key Information

Selected Financial Data

         The following selected financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements, including the notes thereto, and other financial information appearing in this report. The selected profit and loss account data set forth below for Fiscal 1999, 2000 and 2001, and the balance sheet data at September 30, 2000 and September 29, 2001 are derived from our consolidated financial statements, which have been prepared in accordance with U.K. GAAP and differ in certain respects from U.S. GAAP. A reconciliation of certain amounts from U.K. GAAP as well as a description of principal differences between U.K. GAAP and U.S. GAAP applicable to us are presented in Note 29 of the notes to the consolidated financial statements included elsewhere in this annual report. The selected profit and loss account data for Fiscal 1997 and 1998, and the balance sheet data at September 27, 1997, September 26, 1998 and October 2, 1999, are derived from the audited financial statements appearing in our historical annual reports as filed with the Registrar of Companies in the U.K. or as filed on Form 20-F with the U.S. Securities and Exchange Commission.

                                                                                Fiscal year ended
                                                                                -----------------
                                                   Sept. 27,      Sept. 26,     Oct. 2,      Sept. 30,      Sept. 29,      Sept. 29,
                                                        1997           1998        1999           2000           2001      2001/(1)/
                                                        ----           ----        ----           ----           ----      ---------
                                                             (amounts in millions, except ratios and per share data)

U.K. GAAP

Profit and loss account data:
Turnover (net sales):
   Global Food Service Equipment.............  (Pounds)289.3  (Pounds)322.4  (Pounds)447.9  (Pounds)665.1  (Pounds)684.1   $1,005.0
   Food Retail Equipment.....................           11.8           10.5           41.8          219.4          203.1      298.4
   Property..................................            1.6            3.0            1.0           19.9           16.6       24.4
                                               -------------   ------------  -------------  -------------  -------------   --------
   Continuing operations.....................          302.7          335.9          490.7          904.4          903.8    1,327.8
   Discontinued operations/(2)/..............          247.0          255.3          265.6          275.7          177.3      260.5
                                               -------------   ------------  -------------  -------------  -------------   --------
        Total turnover.......................          549.7          591.2          756.3        1,180.1        1,081.1    1,588.3
Operating profit/(loss) before goodwill
   amortization and exceptional items:
      Global Food Service Equipment..........           36.1           43.8           61.3           88.9           80.3      118.0
      Food Retail Equipment..................            4.0            3.7            5.3           22.6           10.4       15.3
      Property...............................            0.1            0.4            0.2            8.4            9.0        3.2
      Corporate costs........................           (5.3)          (5.3)          (6.2)          (7.3)          (8.9)     (13.1)
                                               -------------   ------------  -------------  -------------  -------------   --------
      Continuing operations..................           34.9           42.6           60.6          112.6           90.8      133.4
      Discontinued operations/(2)/...........           11.7           17.2           24.0           27.1            9.1       13.4
                                               -------------   ------------  -------------  -------------  -------------   --------
        Total operating profit/(loss) before
           exceptional items and goodwill
           amortization......................           46.6           59.8           84.6          139.7           99.9      146.8
Operating exceptional items/(3)/.............           (1.5)            --           (6.0)            --         (167.5)    (246.1)
Goodwill amortization........................             --             --           (2.7)         (21.4)         (23.0)     (33.8)
                                               -------------   ------------  -------------  -------------  -------------   --------

Operating profit/(loss)
   Continuing operations.....................           33.4           42.6           51.9           91.2          (99.7)    (146.5)
   Discontinued operations/(2)/..............           11.7           17.2           24.0           27.1            9.1       13.4
                                               -------------   ------------  -------------  -------------  -------------   --------
Operating profit/(loss)......................  (Pounds) 45.1  (Pounds) 59.8  (Pounds) 75.9  (Pounds)118.3  (Pounds)(90.6)  $ (133.1)
Profit on disposal of businesses and
   property fixed assets.....................  (Pounds)   --  (Pounds)   --  (Pounds)  4.1  (Pounds)  3.0   (Pounds)23.5   $   34.5
Net interest payable and similar charges/(4)/           (9.6)          (9.6)         (13.3)         (37.5)      (41.9)/(5)/   (61.6)
Non-operating exceptional gain/(6)/..........           24.9             --             --             --             --         --
Profit/(loss) for the period.................           56.8           46.7           60.8           69.3         (115.9)    (170.3)
Basic earnings/(loss) per share..............           37.3p          30.8p          38.7p          29.6p         (46.5)p   $(0.68)
Diluted earnings/(loss) per share............           27.3p          23.5p          27.7p          27.7p         (46.5)p   $(0.68)
Dividends declared per share.................            6.5p           9.5p          12.5p          13.8p           2.0p     $0.03
Balance sheet data:
   Total assets..............................  (Pounds)338.1  (Pounds)338.0  (Pounds)921.1  (Pounds)994.4  (Pounds)773.5   $1,136.3
   Net assets/(liabilities)..................          (65.3)         (88.7)          85.9          214.9           88.0      129.3
   Cash in bank and in hand..................           57.8           39.0           26.7           28.5           39.4       57.9
   Net current assets/(liabilities)/(7)/.....           83.8           61.5           25.6           35.4          118.2      173.6
   Total borrowings/(8)/.....................          246.3          258.8          525.4          462.7          405.3      595.4
   Called up share capital...................           76.3           76.6          105.8          125.0          125.1      183.8
   Number of ordinary shares outstanding.....          152.7          153.2          211.6          250.1          250.3      250.3
Other financial information:
   Depreciation..............................  (Pounds) 12.6  (Pounds) 13.3  (Pounds) 18.8  (Pounds) 23.8  (Pounds) 22.7   $   33.4
   Capital expenditures/(9)/.................            7.9            8.0           20.8           20.6           19.3       28.4

                                                                              Fiscal year ended
                                                                              -----------------
                                              Sept. 27,     Sept. 26,        Oct. 2,       Sept. 30,      Sept. 29,       Sept. 29,
                                                   1997          1998           1999            2000           2001       2001/(1)/
                                                   ----          ----           ----            ----           ----       ---------
                                                         (amounts in millions, except ratios and per share data)
U.S. GAAP
Profit and loss account data:
   Turnover (net sales)................... (Pounds)302.7  (Pounds)335.9    (Pounds)490.7   (Pounds)904.4   (Pounds)903.8   $1,327.8
   Operating profit/(loss) from continuing
      operations..........................          23.8           28.6             43.1            77.6          (106.8)    (156.9)
   Profit/(loss) from continuing
      operations..........................           4.7            2.2             10.6             9.1          (150.7)    (221.4)
   Profit/(loss) for the period...........          37.5           16.3             27.3            25.3          (113.7)    (167.0)
Earnings per share:
Basic earnings per ordinary share
   (pence):
   Profit from continuing operations......           3.1p           1.5p             6.7p            3.9p          (60.5)  $  (0.89)
   Profit from discontinued
      operations/(2)/.....................           5.2p           9.3p            10.7p            6.9p            2.8p  $   0.04
   Gain on sale of discontinued
      operations/(2)/.....................            --             --               --              --            12.0p  $   0.18
   Extraordinary gain/(6)/................          16.4p            --               --              --              --         --
                                           -------------  -------------  --------------- --------------- ---------------   --------
   Profit/(loss) for the period...........          24.7p          10.8p            17.4p           10.8p          (45.7p) $  (0.67)
                                           =============  =============  =============== =============== ===============   ========

Diluted earnings per ordinary share
   (pence):
   Profit from continuing operations......           3.1p           1.4p             6.7p            3.6p          (60.5p) $  (0.89)
   Profit from discontinued
      operations/(2)/.....................           5.1p           9.2p             7.6p            6.5p            2.8p  $   0.04
   Gain on sale of discontinued
      operations/(2)/.....................            --             --               --              --            12.0p  $   0.18
   Extraordinary gain/(6)/................          16.2p            --               --              --              --         --
                                           -------------  -------------  --------------- --------------- ---------------   --------
   Profit/(loss) for the period...........          24.4p          10.6p            14.3p           10.1p          (45.7p) $  (0.67)
                                           =============  =============  =============== =============== ===============   ========


Balance sheet data:
   Total assets...........................           n/a  (Pounds)728.2  (Pounds)1,281.9 (Pounds)1,314.2 (Pounds)1,151.5   $1,691.7
   Net assets.............................           n/a          344.1            492.7           586.8           443.0      650.8
   Net current assets/(liabilities)/(7)/..           n/a          146.5            126.2           133.3           123.6      181.6
Other financial information:
   Depreciation from continuing
      operations..........................   (Pounds)6.5    (Pounds)5.1     (Pounds)11.1    (Pounds)17.5    (Pounds)18.9   $   48.3
   Goodwill amortization from continuing
      operations..........................          14.1           15.7             19.3            37.7            39.0       57.3

_____________

(1) U.S. dollar amounts have been translated solely for the convenience of the reader at the exchange rate of USD 1.4691 = (Pound)1.00, the noon buying rate of the U.S. Federal Reserve Bank as at September 28, 2001.

(2) During Fiscal 2001, we disposed of our building and consumer products division. Accordingly, the data for each of the periods presented has been restated to reflect the effects of accounting for the building and consumer products division as a discontinued operation.

(3) According to U.K. GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. We determined the following items to be exceptional in accordance with U.K. GAAP for Fiscal 1997, 1999 and 2001:

                                                                                               1997         1999          2001
                                                                                               ----         ----          ----
                                                                                                    (amounts in millions)
Restructuring costs....................................................................... (Pounds)1.5   (Pounds)6.0   (Pounds) 33.1
Revisions to working capital provisions and other exceptional warranty costs..............          --            --            13.7
Litigation settlement costs...............................................................          --            --            12.2
Costs associated with the Board's review of strategic options.............................          --            --             8.5
                                                                                           -----------   -----------   -------------
   Operating exceptionals, before goodwill amortization and impairment....................         1.5           6.0            67.5
                                                                                           -----------   -----------   -------------
Goodwill impairment.......................................................................          --            --           100.0
                                                                                           -----------   -----------   -------------
        Total operating exceptional items................................................. (Pounds)1.5   (Pounds)6.0   (Pounds)167.5
                                                                                           ===========   ===========   =============

(4) Net interest payable and similar charges consists of interest income, interest expense and amortization and write-off of deferred financing costs.

(5) Fiscal year 2001 includes a charge of (Pounds)5.8 million related to the write-off of unamortized costs of previous financing arrangements that were replaced on March 12, 2001.

(6) For Fiscal 1997, the non-operating exceptional gain (U.K. GAAP) and extraordinary gain (U.S. GAAP) represents a gain arising on the repurchase of our convertible unsecured loan stock. Such gain is considered as non-operating profit under both U.K. GAAP and U.S. GAAP.

(7) U.S. GAAP includes (Pounds)39.9 million (1998), (Pounds)40.4 million (1999) and (Pounds)39.3 million (2000) of non-current assets and liabilities related to discontinued operations that are classified as current.

(8) Total borrowings consists of all borrowings but excludes deferred financing costs.

(9) Capital expenditure consists of cash paid for the purchase of tangible fixed assets and includes cash paid by our discontinued building and consumer products division.

Risk Factors

     In addition to the other information contained in this report, you should carefully consider the following risk factors. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity or results of operations. If any of the possible events described below occurs, our business, financial condition or results of operations could be materially and adversely affected.

Our substantial leverage and debt service obligations could adversely affect our business.

     We are, and will continue to be after completing the new financing arrangements, highly leveraged. For a description of the new financing arrangements, including the rights offering, the new senior secured credit facilities and the bridge loan, see "Item 5. Operating and Financial Review and Prospects--The New Financing Arrangements" and "Item 10. Additional Information--Material Contracts."

     The degree to which we will be leveraged after completing the new financing arrangements could have important consequences to you, including, but not limited to:

     .    making it more difficult for us to satisfy our debt obligations;

     . increasing our vulnerability to a downturn in our business or economic and industry conditions;

     . limiting our ability to obtain additional financing to fund future working capital, capital expenditures, debt service requirements and other corporate requirements;

     . requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, which means that this cash flow will not be available to fund our operations, technological developments, capital expenditures or other corporate purposes;

     . limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry; and

     . placing us at a competitive disadvantage to competitors with less leverage.

     In addition, the lenders under our senior secured credit facilities have a general lien over our U.S., U.K. and Canadian assets and a pledge of the stock of most of our operating subsidiaries. Our ability to refinance or seek additional financing could be impaired as a result of these liens.

We are subject to restrictive debt covenants, which limit our operating flexibility.

     Our senior secured credit facilities contain, and any indenture governing our potential issue of notes would contain, significant operating and financial restrictions on us and our subsidiaries, including restrictions on our ability to:

     . make certain payments, including dividends or other distributions, with respect to our share capital;

     .    incur additional indebtedness and issue preferred stock;

     .    make certain loans or investments;

     .    prepay or redeem subordinated debt or equity;

     .    create liens on our properties;

     .    make acquisitions;

     .    dispose of our assets;

     .    enter into joint ventures;

     .    enter into sale and leaseback transactions;

     .    engage in certain transactions with affiliates;

     .    issue or sell share capital of our subsidiaries;

     .    reorganize or enter into mergers; and

     .    substantially change the nature of our business.

     These covenants limit our ability to finance future operations, capital needs, debt service requirements and acquisitions and to engage in other business activities that may be in our interest. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     Our senior secured credit facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under our senior secured credit facilities, the lenders could terminate their commitments and declare all amounts borrowed, together with accrued interest and other fees, to be due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

The loss of certain large customers or changes in their purchasing patterns could adversely impact our operating results.

     If our large customers reduce their purchases from us for any reason, including downturns in the economy or decisions by them to cut back on their expansion plans, our revenues will be reduced. Our relationships with several major quick-service restaurant chain customers are one of the principal drivers behind our development of new and enhanced products and technological expertise for the food service equipment business, which we believe helps us to attract other customers. The loss of these customers would undermine one of our important competitive strengths and could have an adverse impact on the results of our global food service equipment group. In our food retail equipment group, sales are often made to large retail chain customers under long term contracts, usually one to three years in duration. If we fail to obtain or renew contracts with these customers, or if contracts are granted to our competitors, we will make few or no sales to these customers. In addition, financial difficulties experienced by any of these major customers would adversely impact our results of operations.

Our business could be adversely affected if the current economic downturn worsens.

     The current downturn in the global economy is adversely affecting our business. While we cannot predict the depth or duration of these effects, we have planned on the basis that they will adversely affect our order flow and results of operations through at least the end of Fiscal 2002. We continue to take actions to reduce costs and restructure our business in light of the downturn. However, if the downturn is more severe or longer in duration than expected, our ability to reduce debt, or, in certain circumstances, to service our debt, could be impaired.

Competition in the food service equipment and food retail equipment businesses could reduce our results of operations and cash flow.

     In our business, competition is based on product features, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, service, price and customer relationships. We expect the competitive environment in which we operate to remain difficult for the foreseeable future. We have a number of competitors in each product line that we offer. Some of our competitors are divisions of large companies that have greater financial and marketing resources than we possess. In addition, some competitors focus on particular product lines or geographical regions or emphasize their local manufacturing presence or local market knowledge. We must compete primarily on price in many product lines, particularly in food retail equipment.

Our technological innovations and proprietary rights may not protect us effectively from innovations by competitors.

     Large-scale purchasers of food equipment with multiple locations, such as international quick service restaurant chains and food retail chains, seek continual product improvement. Our ability to respond to our large customers' needs in the food equipment industry depends in part on our ability to provide product features and technological innovations superior to those offered by our competitors. It also depends on our ability to be the first among our competitors to offer those features and innovations. Some of our success in the past has been due to our ability to have technology licensed to us and to obtain and maintain patent protection of our proprietary technology, designs and other innovations. See "Item 4. Information on the Company--Intellectual Property." We may not be able to develop new features or technological innovations sufficient to compete effectively. We could be at a competitive disadvantage if another company develops a significant technological improvement to an important line of products.

Consolidation of our food retail equipment customer base has increased competition and could adversely impact our margins.

         Our food retail equipment group, in particular our Kysor Warren subsidiary, derives a substantial portion of its revenues from a small number of major supermarket chains in North America. Over the past several years, mergers and acquisitions have greatly reduced the number of major North American supermarket chains and the aggregate number of supermarket outlets. This consolidation has resulted in fewer potential food retail equipment customers, each of which has increased purchasing power. These factors have resulted in increased price pressure as we and our competitors have closed production facilities and otherwise placed greater emphasis on cost control in order to maintain profit margins. The long term viability of our food retail equipment group will depend on retaining existing business with and securing future business from these larger customers and on implementing a cost structure that will enable profitable sales of equipment.

         From its acquisition in 1999 to the end of Fiscal 2001, Kysor Warren has operated at a profit (exclusive of exceptional costs and amortization). However, Kysor Warren, along with its competitors, has been adversely impacted by difficult market conditions. The unaudited results of this operation for the first quarter of Fiscal 2002 showed a small loss and were below expectations. We are currently reviewing the operations of Kysor Warren with the objective of improving its operating performance. If we conclude that the necessary long term improvement in performance cannot be achieved, it is possible that a significant part of Kysor Warren's fixed assets (principally goodwill) could potentially be impaired resulting in an exceptional non-cash charge. Such a potential impairment, if any, cannot be reasonably estimated at this time. As at December 29, 2001, the carrying value of goodwill relating to Kysor Warren was approximately (pound)50 million.

Price changes in some materials and sources of supply could affect our profitability.

         We use large amounts of stainless steel, aluminum, foam and other commodities in the manufacture of our products. Any significant increase in the prices of these commodities that we are not able to pass on to our customers would adversely affect our operating results. While we have some multi-year supply contracts, the protection they provide is limited, so that we remain exposed to price increases even in those commodities.

Our business may be disrupted as we continue to integrate recent acquisitions and implement changes and improvements to our businesses, management organizational structure and reporting systems.

         Over the last several years, we have completed a number of acquisitions of food service equipment and food retail equipment businesses. We are in the process of integrating those businesses, disposing of certain non-core operations and assets, executing cost reduction initiatives and reorganizing our management structure and reporting systems. Our results of operations and cash flow could suffer if we fail to integrate those businesses or implement those changes successfully.

         Although our corporate headquarters is located in London, England, we are consolidating our global operational headquarters and technology center in New Port Richey, Florida. In connection with that consolidation, several senior executives have recently moved to Florida, we are increasing the number of senior operational staff at that location and we are investing in significant improvements in our management information reporting systems. We expect that the continuing implementation of these changes will occur over at least the next year. We could be adversely affected if we are delayed in consolidating and improving our management information reporting systems or if we do not successfully consolidate the operational supervision of our European and Asian operations with our North American operations. In addition, implementing a restructuring of this nature inevitably requires management time and attention. To the extent that management time and attention are significantly diverted from day-to-day operations, our business operations and financial results could be adversely affected.

The loss of key management personnel could adversely affect our business.

         Our executive officers and our operating company senior executives are important to our business. Collectively, these individuals have extensive financial experience and knowledge of our business, industry and customers. The loss of the services of these individuals, some of whom have been appointed to their current positions only recently, could adversely affect our ability to maintain the loyalty of certain key customers, to continue to develop important product improvements or to implement our global marketing and sales strategy. This could have a material adverse impact on our business operations and financial results.

Currency fluctuations, repatriation risk and political risks in certain countries could affect our reported results of operations and profitability.

         We sell products in over 100 countries and have manufacturing operations in nine countries. Therefore, we face transactional currency exposure when our operating subsidiaries enter into transactions denominated in currencies other than their local currency. In addition, although we report our consolidated results of operations in pounds sterling, based on our results for Fiscal 2001, approximately 72% of our operating profit before goodwill amortization and exceptional items and 61% of our turnover (net sales) were derived principally from our North American operating segment. Accordingly, our reported results are particularly subject to fluctuation based on changes in the U.S. dollar/British pounds sterling exchange rate. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

         Some jurisdictions may restrict repatriation of our non-U.K. and non-U.S. earnings. Various jurisdictions also have laws limiting the right and ability of entities to pay dividends and remit earnings to affiliated companies unless specified conditions are met. International operations in certain countries are also subject to various political risks that are not present in our U.S. and Western Europe operations, including the risk of war or civil unrest, expropriation and nationalization. In addition, unfavorable changes in international monetary and tax policies and other changes in the international regulatory climate could affect our profitability or growth plans.

The adoption of the euro may result in lower operating profits.

         Twelve of the member states of the European Union have adopted the euro as their national currency. The U.K., Sweden and Denmark, although member states of the European Union, have not adopted the euro. Since January 1, 2002, only euro-denominated bills and coins are issued and in circulation in those twelve member states, and national currencies have been withdrawn from circulation. The use of a common currency throughout the participating states might permit our customers to more readily compare the prices of our products and purchase our products in the member state with the lowest price. This may lead to uniform pricing of our products in countries in the European Union. Uniform pricing may erode margins in certain member states, thereby adversely affecting our Group profits.

We may incur losses in connection with certain litigation.

         One of our current subsidiaries, Enodis Corporation, is a party to several lawsuits relating to a company, Consolidated Industries Corp., which was formerly owned by our subsidiary. Consolidated is currently in bankruptcy. The plaintiffs contend that our subsidiary is the alter ego of Consolidated and therefore is liable for its debts. In addition, the bankruptcy trustee is asserting a variety of bankruptcy and equitable claims seeking to recover up to $30 million in payments made by Consolidated to Enodis Corporation between 1988 and 1998. We have thoroughly investigated these claims and believe that the claims based on the alter ego theory, as well as the bankruptcy trustee's claims, are without merit. We are therefore defending them vigorously. The claims alleged in these lawsuits could potentially reach $600 million, which substantially exceeds our estimate of, and accruals for, potential exposure. The extent, if any, to which the potential liability would be covered by insurance is unclear. Accordingly, if these lawsuits are ultimately decided in a manner adverse to our subsidiary, the determination could have a material adverse effect on us.

If we fail to complete the rights offering and the notes offering, our bridge loan will remain outstanding.

         Pending completion of the rights offering and the note offering, we have borrowed (pound)150 million of bridge loans under a bridge loan facility. Of this amount, we intend to repay the bridge loan with the net proceeds of the rights offering and the net proceeds of the note offering.

         Completion of the rights offering is currently subject to certain conditions, including approval by our shareholders. If shareholder approval is obtained and those other conditions are fulfilled, we will be obligated to issue the rights shares and, following commencement of trading of the nil paid rights shortly thereafter, Credit Suisse First Boston Equities Limited, the underwriter of the rights offering, will be unconditionally obligated to subscribe for and take up any rights that are not taken up by our shareholders. Our plan of financing also includes raising approximately (pound)100 million from an offering of long term fixed rate notes in the institutional market. If our shareholders fail to approve the rights offering, or the rights offering otherwise fails to become unconditional, or if we are unable to find investors willing to purchase the notes, we may be unable to repay the bridge loans. To the extent the bridge loans remain outstanding, they would bear interest at a higher interest rate than the notes we propose to offer, and would have a final maturity in February 2012. These additional interest payments would further restrict our cash flows and affect our operating results. See "Item 5. Operating and Financial Review and Prospects--The New Financing Arrangements." "

"

         Item 4. Information on the Company

Overview

         We believe we are one of the leading manufacturers and distributors of food service equipment globally. We believe that we offer one of the broadest lines of commercial food service equipment products in our industry, including both "warm" and "cold" side products. We own a portfolio of over 30 brands, many with leadership positions in their respective markets. We also have a technology center at our global operations headquarters in New Port Richey, Florida, which we believe is one of the leading research and development and technical support facilities in the food service equipment industry. This facility enables us to offer our customers an array of advanced product development services.

         We operate our business in two principal groups:

         . Global food service equipment (75.7% of total net sales from continuing operations in Fiscal 2001), which manufactures and distributes cooking, warming, ice, storage, preparation, ventilation, dispensing and warewashing equipment used by commercial and institutional food service operators; and

         . Food retail equipment (22.5% of total net sales from continuing operations in Fiscal 2001), which manufactures and distributes equipment used to store and display food in retail food outlets such as supermarkets, convenience and specialty stores.

         Our end-customer base includes many of the world's leading quick service restaurant chains, restaurants, hotels and institutional customers for food service equipment and leading supermarket chains and convenience stores for food retail equipment. We have over 30 manufacturing facilities located in nine countries in North America, Europe, Australia and Asia. Several of our brands have been manufactured for over 50 years. The network of third party authorized service agencies that we have established services our global customers in over 100 countries around the world. For a summary of revenues by segment and geographic market for each of the last three fiscal years, see Note 2 to our financial statements included in this annual report.

         We also have property development activities (1.8% of total net sales from continuing operations in Fiscal 2001) that hold approximately 100 acres of land, the most significant part of which is located in Felsted, England. We plan to sell this land over the next several years.

         Our principal executive office is located at Washington House, 40-41 Conduit Street, London W1S 2YQ, United Kingdom, telephone number: (44) 207-304-6000. Our global operations office is located at 2227 Welbilt Boulevard, New Port Richey, Florida 34655, telephone number: (727) 375-7010.

Our Competitive Strengths

         We believe several factors give us a competitive advantage in the global food equipment industry, including:

         . Broad Portfolio of Leading Food Service Equipment Products and Strong Brands. We own a portfolio of food service equipment brands that places us among the industry leaders in a number of product lines and geographic regions, with a significant presence in both the "warm" and "cold" segments of the market. Our wide range of products and brands makes us attractive to food service equipment dealers and distributors, who can offer end-customers an extensive range of food service equipment solely by carrying our portfolio of brands. Moreover, we believe that brand recognition represents an important factor in the decision-making process of our end-customers and that our portfolio of strong brands helps us to introduce and increase sales of our other brands to these customers. In addition, for many of our food service equipment product lines, we own multiple brands, which allow us to offer a diversified set of products to appeal to customers' different preferences and price ranges. Also, we believe our broad product offering and brand recognition help us to increase sales to customers seeking to reduce the number of their food equipment suppliers.

         . Technical Expertise and New Product Development. We have a technology center in New Port Richey, Florida that we believe is one of the leading research and development and technical support facilities in the food service equipment industry. We use the technology center to develop new food equipment technologies, to enhance our existing products and to provide training for our customers, marketing representatives, service providers, industry consultants, dealers and distributors. In developing new or enhanced products, we work closely with existing major customers, who ask us to participate with them in the design and development of products that will deliver specific operational efficiencies to their businesses or that will meet new food quality or hygiene requirements. These efforts may lead to significant future order flow for such products as they are rolled out to our customers' operations. In addition, as our customers see our full range of customized food equipment products and meet our technical staff while visiting our technology center, it serves as a focal point to drive product sales. Recent new product developments include an exhaust filtration system for commercial kitchens, which utilizes ultraviolet light to treat contaminated air, an energy-efficient reach-in refrigerator and an accelerated cooking oven combining microwave and convection technology.

         . Global Food Service Equipment Coverage. We believe we can provide our large food service equipment customers with global coverage. We have one of the largest food service equipment operations in North America. We also have several manufacturing plants in Europe and two in Asia. In addition, we have access to a distribution network comprising the master distributors we own in five key European markets, and third party distributors elsewhere in Europe and Asia. This global manufacturing and distribution network, combined with our broad product offering and commercial and key account management structure, allows us to focus on the regional and local customer needs of our major global chain customers. As our major customers continue to expand globally, we believe the ability to provide broad geographic coverage gives us a competitive advantage.

         . Global Service and Parts Distribution Capabilities. Through the global network of authorized third-party service agencies that we have established, we are able to offer our food service equipment customers the benefit of prompt warranty and after-warranty service, including parts replacement, throughout the world. Because end-customers often require assurance that the equipment they purchase will be supported by efficient service, we believe that our global service network, strengthened through training programs and the development of long term relationships with service providers, is an important factor in our customers' purchasing decisions. As our service providers gain expertise on our entire line of products, they can contribute to sales growth when providing authorized services. We believe this capability makes us attractive not only to global quick service restaurants but to all end-customers and is a competitive advantage.

         . Strong and Diversified Customer Base. The end-customers of our food service equipment business include some of the world's leading quick service restaurant chain outlets, full service restaurants, hotels and institutional customers. The end-customers of our food retail equipment business include major supermarket chains and convenience stores. Many of our customer relationships are based on a long history of service to these customers. We believe that our relationships with some of the largest and most globalized of the quick service restaurant and retail chains present us with opportunities for long term growth. We believe that we enhance these relationships by using our technological expertise to co-develop with these customers new products that are aimed at meeting specific customer requirements and solving customer problems. Our customer base is also very diversified; in Fiscal 2001, no single customer accounted for more than 5% of our total net sales from continuing operations.

Our Operating Strategy

         As one of the leading manufacturers and distributors of food service equipment globally, our objective is to establish Enodis as the world's leading supplier of commercial food service equipment through product, distribution and service excellence. The key elements of our strategy to achieve this goal are to:

         . Exploit and Develop Our Broad Portfolio of Leading Food Service Equipment Products and Strong Brands. We intend to build on the strength of our food service equipment brands, technology, manufacturing facilities and distribution networks to expand the presence of our food service equipment products in Europe and the rest of the world. We intend to promote cross-selling of our products and increase the geographic and customer penetration of our brands by continuing to concentrate our marketing and distribution through representatives, dealers and distributors who emphasize our entire food service equipment product line. As part of this strategy, we intend to utilize existing manufacturing capacity to introduce certain of our well-known U.S. products to new markets, principally in Europe.

         . Capitalize on Technological Leadership and New Product Development Capabilities. We intend to continue using our technological strengths to develop innovative food service equipment products that allow our customers to improve the efficiency and profitability of their operations by, for example, reducing cooking times, labor and energy costs and providing greater menu flexibility. Our technology focus enabled us to display twenty new food service equipment products at the biennial North American Food Equipment Manufacturers show in September 2001. Recently developed new products include the Mealstream Series Five Combination Oven, marketed under the Garland(R) brand, which is a fully programmable, extra capacity combination oven designed to accommodate high volume catering, and the Touchfree(TM) Automatic Ice and Water Dispensers, marketed under the Scotsman(R) brand, which provide an increased level of hygiene by allowing ice and water to be dispensed without physical contact. We also currently have a number of new food service equipment products in our pipeline. Our most advanced equipment is often custom-designed to a customer's specifications. We believe that, by focusing on developing advanced products, we can strengthen relationships with our best customers, leading to increased customer loyalty and the greater likelihood of future sales to these customers.

         . Partner with Dealers, Distributors and Sales Representatives to Increase Market Share. We are currently integrating our food service equipment sales forces in order to increase market share. In the U.S., we have recently created a network of sales representatives, each of which operates within its respective territory to market our food service equipment products. Most of these representatives do not offer any competing products, and therefore provide our customers with our extensive product range to meet their "one-stop" purchasing needs. In five of the ten largest markets outside of the United States, we own master distributors who sell our food service equipment products. Because these distributors focus primarily on our product line, we believe we can generate higher sales volume. We intend to focus on the training, support and economic incentives we offer to our dealers and distribution partners worldwide to increase our market share with their customers. In addition, we plan to expand our Internet capabilities in order to provide information to our major customers to increase the ease of doing business with us. By offering our distributors and end-customers a wide range of enhanced services and solutions, we aim to increase their loyalty and strengthen these relationships.

         . Improve Operating Efficiency Through, Among Other Things, Cost Reduction and Restructuring. In March 2001, we initiated a rationalization and restructuring program to improve management and production efficiencies and to remove excess capacity in both our food service equipment and food retail equipment businesses. Key cost-cutting initiatives in Fiscal 2001 included the closure of five plants, headcount reduction of approximately 870 people and more efficient management of our purchasing processes. We are consolidating our global operational management team in New Port Richey, Florida. Furthermore, we have merged our North American and European food service equipment operations into a global food service equipment group. At the same time, our food service equipment business has been simplified to enable us to remain firmly customer-focused while lowering costs. Our food retail equipment group is now managed as a separate business. These initiatives, which were implemented in March 2001, significantly reduced fixed, headcount and discretionary costs in the second half of Fiscal 2001. The full year impact of the fixed and headcount cost saving measures will be recognized in Fiscal 2002. We are now pursuing a number of further initiatives, including additional reductions in discretionary spending, further manufacturing rationalization, continued implementation of group purchasing plans and ongoing execution of a range of cost reduction initiatives in our European operations. We have targeted additional cost savings of approximately (pound)10 million in Fiscal 2002. We have also phased out some of our lower margin products, and plan to continue reviewing our products in order to discontinue unprofitable product lines. Finally, we will seek to improve our financial management by implementing better management information systems and strengthening financial controls.

         . Improve the Performance of Our Food Retail Equipment Businesses. A key part of our food retail equipment strategy has involved the implementation of the rationalization and restructuring program discussed above. In addition, we have launched new product lines, such as the E-Line refrigerated display cases for the North American market, in order to expand our customer base. We aim to achieve greater geographic penetration of the Kysor Warren brand and to expand its customer base beyond existing core customers.

         . Divest Non-Core Businesses. We intend to continue to divest non-core assets and eliminate non-core products, brands and models in order to focus on our core competencies. Most significantly, we recently disposed of our former building and consumer products business (unrelated to our food equipment business) for gross consideration of (pound)134 million (subject to an adjustment of approximately (pound)2.1 million) and Sammic, our Spanish food service equipment business, for consideration of (pound)20 million. We are continuing our efforts to sell our remaining real property segment holdings. We believe this strategy will enable us to concentrate on our core food service equipment business and reduce our outstanding debt, placing us in a stronger financial and competitive position.

         . Reduce Debt. We intend to continue reducing our debt burden by increasing cash available to pay debt through cost savings, improving manufacturing plant utilization, reducing our cash conversion days and applying the proceeds of our non-core disposals. We believe that using cash generated through more efficient operations to reduce debt whenever possible will increase our operating flexibility in the long term.

Market Overview

         The global food equipment product market, which we estimate generated in excess of $20 billion of sales in 2001, is comprised of the following segments:

         . Food Service Equipment--This market segment includes cooking and warming equipment, ice machines and storage, preparation, ventilation, dispensing and warewashing equipment used by commercial and institutional food service operations. We estimate that this segment constitutes approximately 65% of the total global food equipment product market.

         . Food Retail Equipment--This market segment includes refrigerated storage and display products sold to food retailers, such as supermarkets and convenience stores. We estimate that this segment constitutes approximately 26% of the global food equipment product market.

         . Other Food Equipment--This segment comprises vending machines for hot and cold food, representing approximately 9% of the global food equipment product market. We do not operate in this segment.

         The five largest sellers of food equipment worldwide in 2001, including Enodis, are estimated to account for approximately 28% of global sales. It is estimated that no single seller accounted for more than 7% of the market.

         We estimate that the North American market accounts for approximately one third of the global food equipment market, while the second largest market, Western Europe, accounts for slightly less than one third of the global food equipment market. The market for food service equipment grew at an annual rate of 5.4% in the U.S. from 1992 to 2000. While the U.S. market is currently experiencing a severe decline due to economic circumstances, we believe it will continue to grow over the long term in excess of U.S. gross national product, principally driven by the following factors:

         . New restaurant and store openings, driven by overall economic growth and increases in consumer spending on food prepared outside of the home. A recent National Restaurant Association survey in the U.S. predicts this trend will continue with substantial growth to 2010; and

         . Sales of replacement and upgrade equipment, driven by customer menu adjustments and the needs of customers to increase food preparation efficiency to improve throughput, reduce energy consumption, reduce labor costs through increased automation and comply with increasingly stringent health and safety regulations.

         Generally, food service operators purchase new food service equipment for three reasons: new restaurant or store openings, upgrades of existing equipment and replacement of existing equipment. We estimate that each of these reasons accounts for approximately one third of food service equipment sales.

Our History and Recent Acquisitions and Dispositions

         Our origins date to the mid-nineteenth century, when we were founded as a small food merchant based in the north of England. We incorporated in 1910 under the name S. & W. Berisford (1910) Limited and re-registered in 1982 as a public limited company. We are subject to the Companies Act 1985, as amended, and are registered with the Registrar of Companies in England and Wales. In 1995, we changed our name to Berisford plc, and in June 2000 we changed our name to Enodis plc.

         In 1995, we entered the commercial food equipment business by acquiring Welbilt Corporation, a publicly-traded U.S. company and a leading U.S.-based manufacturer and distributor of commercial cooking and warming equipment sold primarily for use in quick service restaurants, full service restaurants, hospitals and other institutions. At the time of this acquisition, we remained engaged in businesses other than commercial food equipment. We have since divested all our other businesses except our real property segment in order to focus on our commercial food equipment business.

         In 1999, we acquired Scotsman Industries, Inc., a major manufacturer and distributor of "cold" side products, including refrigerated display cases, ice machines, food preparation and storage equipment, walk-in coolers and freezers and beverage systems, for $791.5 million, including assumed debt. The acquisition of Scotsman expanded our product line, increased our manufacturing capabilities and enhanced our service, distribution and sales networks. The acquisition of the Scotsman businesses also enhanced and expanded our customer relationships.

         In the last four years, we have also acquired other businesses, including Jackson, Merrychef, Convotherm and Viscount Catering, improving our food service equipment product range and geographical coverage.

         In Fiscal 2001, we disposed of our former building and consumer products business (unrelated to our food equipment business) for gross consideration of (pound)134 million (subject to an adjustment of approximately (pound)2.1 million). In December 2001, we sold Sammic, a Spanish food service equipment business, for consideration of (pound)20 million.

Food Service Equipment

         Food service equipment consists of cooking, warming, ice, storage, preparation, ventilation, dispensing and warewashing equipment used by commercial and institutional food service operators such as full service restaurants, quick service restaurant chains, hotels, industrial caterers, supermarkets, hospitals, schools and other institutions. In Fiscal 2001, sales of food service equipment were (pound)684.1 million, or approximately 75.7% of our net sales from continuing operations. Our food service equipment business is conducted in over 100 countries. Sales of food service equipment in North America constituted 46.2% of our Fiscal 2001 food service equipment net sales from continuing operations.

Global Product Focus

         The global food service equipment group is pursuing a global product strategy aimed at leveraging existing brands, technology, manufacturing facilities and distribution networks and service to expand the presence of its products in Europe and the rest of the world. In Fiscal 2001, the North American and Europe and rest of world divisions of the global food service equipment group were combined into one group, creating an integrated management team to implement our global product strategy.

Global Product Groups



Cooking Equipment

         We design, manufacture and sell a broad array of commercial ovens, ranges and grills, including combination microwave/convection ovens, conveyor ovens, rotisserie ovens, broilers and skillets. We believe that we are a leading manufacturer of those products in North America, with a wide range of brands and extensive service coverage. We sell traditional oven, range and grill products under the Garland(R), U.S. Range(TM), Technyform(R) and Moorwood Vulcan(R) brand names, and we sell microwave and combination microwave/convection ovens under the Merrychef(R) and Garland(R) brand names. Our cooking equipment products are manufactured at plants in the U.S., Canada, the U.K. and France. Our Merrychef combination microwave/conventional ovens utilize Accelerated Cooking Technology(TM) and have a strong market presence in the United Kingdom. We believe we have the opportunity to achieve growth in this product group by introducing U.S. brands and technology to the European market and by linking the Merrychef products with the Garland U.S. distribution network. Other brands in this product group include Cleveland(TM), Lincoln(R), Electroway(R), Merco(R) and Savory(R).

Frying Equipment

         We design, manufacture and sell commercial fryers and frying systems, including open pot fryers under the Frymaster(R) brand name and tube fryers under the Dean(R) brand name. We also manufacture commercial fryers in the U.K. under the Henry Nuttall(R) and Moorwood Vulcan(R) brand names. We believe that, through Frymaster and Dean, we have the leading market position in the U.S. commercial fryer market, and we intend to use our brand recognition and product expertise to increase European sales. Based on the trend in the U.S., we believe European restaurants will experience increased customer throughput in future years, leading to greater demand for high production fryers.

Refrigeration Equipment

         We design, manufacture and sell commercial refrigerators, freezers and blast chillers. Delfield is a leading supplier of both catalog and custom-made commercial refrigerators and freezers in the United States. We plan to leverage recognition of our Delfield(R), Castelmac(R) and Guyon(R) brand names to increase geographic market penetration, particularly in Europe.

Ice Machines

         We design, manufacture and sell commercial ice making and ice dispensing equipment, in addition to ice dispensing and storage bins, under a variety of brand names, including Scotsman(R), Ice-O-Matic(R), Icematic(R), Bar-Line(R), Simag(R), Mile High(R) and New Ton(R). We have a wide product offering in this segment and are one of the leaders in both the U.S. and global markets. Our equipment produces and dispenses ice cubes, used primarily by health care facilities, convenience stores, quick service restaurants, full service restaurants, bars, hotels, convenience stores and health care facilities; ice nuggets, used primarily by households and small bars; and ice flakes, used primarily by supermarkets. Our ice storage bins have capacities of 200 to 1,250 pounds of ice, and we manufacture a range of water filtration systems designed to remove tastes, odors, dirt and rust particles from water used to make ice.

         With manufacturing facilities in the U.S., Italy, Thailand and China, we believe we are well-positioned to meet the growing demand of large global chains for regional manufacturing capability. In addition, we plan to use the services of our technology center, as well as component standardization and pooled purchasing, to improve our products and reduce manufacturing costs.

Air Purification and Ventilation Equipment

         We design, manufacture and sell air purification systems and ventilation hoods, ranging from individual stand-alone ventilation and filtration systems to comprehensive integrated air filtration systems. We believe this is a growth market, driven by increasingly stringent requirements for odor control, stronger environmental regulations and the need to retrofit existing buildings with ventilation systems. We believe we can use our technological capabilities to capitalize on this growth, and we have recently introduced an ultra-violet commercial kitchen ventilation system which utilizes ultraviolet light to treat contaminated air. This technology significantly improves grease removal and thereby improves safety, lowers maintenance requirements and reduces odors. We sell these products under the brand names Vent Master(R) and Airtech(R). The production of our facilities in Canada, the U.S. and the U.K. is complemented by the production of several licensees around the world.

Steam Equipment

         We believe we are a leading global manufacturer of steam equipment, including steam kettles, pressure steamers, combination ovens and cook-chill systems, primarily through Convotherm, which is based in Germany, and Cleveland, which is based in the U.S. and has plants in the U.S. and Canada. We believe we have a significant opportunity to leverage our technology, distribution and manufacturing capabilities to increase our global market share in steam equipment.

Meal Preparation Systems

         We design, manufacture and sell meal preparation systems, primarily food delivery systems and serving products such as insulated trays, trolleys, carts, cook-chill systems and disposable serving products. These products enable hospitals and institutions to prepare and serve a large quantity of meals at the proper temperature both hygienically and efficiently. We have a strong presence in the meal preparation systems market in the United States. Our brand names for meal preparation products include Aladdin Temp-Rite(R), Seco(R), Guyon(R), Shelleyglas(R), Shelleymatic(TM) and Delfield(R).

Regional Product Groups

Warewashing Equipment

         We design, manufacture and sell commercial dishwashing and other warewashing equipment. We entered this business with the purchase of Jackson MSC Inc. in November 2000, and currently offer a full range of undercounter dishwashers, door-type dishwashers, round dishwashers and glasswashers. Our brand for these products is Jackson(R) and we distribute a flight type dishwasher under the brand Meiko by Jackson(R).

Beverage Systems

         We design, manufacture and sell a range of soft-drink and beverage dispensing equipment for pre-mix and post-mix, undercounter and remote applications. Our products, which include combination ice and soft-drink dispensing units, custom beer cooling products and related accessories, are sold to global and national soft-drink companies and brewers under the brand names Scotsman(R), Whitlenge(R) and Hartek(R).

Food Preparation Products

         We also manufacture a wide range of food preparation equipment such as mixers, peelers, pots and pans. Our brand names for food storage and preparation products include Varimixer(R), Wearever(R) and Redco(R).

         The following table provides information on our product groups in the global food service equipment group, including the brands and product lines of each group and the location of the manufacturing facilities where we manufacture the products of each group.

Product Groups                 Brands                              Product Lines                        Locations
--------------                 ------                              -------------                        ---------
                                                                                                        Mississauga, Canada
                                                                                                        Freeland, Pennsylvania
                                                                   Ranges, convection ovens, conveyor   Fort Wayne, Indiana
                               Garland, Lincoln, U.S. Range,       ovens, microwave and combination     Aldershot, U.K.
                               Merrychef, Moorwood Vulcan,         ovens, grills, boilers, toasters,    Sheffield, U.K.
Cooking Equipment              Technyform, Merco Savoy             rotisserie ovens                     Moneteau, France
                                                                                                        Shreveport, Louisiana
Frying Equipment               Frymaster, Dean, Henry Nuttall      Tube type and open top fryers        Sheffield, U.K.
                                                                   Custom refrigeration,                Mount Pleasant, Michigan
                               Delfield, Advanced, Castelmac,      reach-in refrigeration,              Covington, Tennessee
                               Guyon, Shellymatic,                 display systems/counters,            Moneteau, France
Refrigeration Equipment        Shelleyglas                         cook-chill systems                   Sheffield, U.K.
                                                                                                        Fairfax, South Carolina
                                                                                                        Denver, Colorado
                                                                                                        Milan, Italy
                               Scotsman, Ice-O-Matic, Simag,
                               Icematic, Barline, Mile High,
Ice Machines                   New Ton                             Cube, flake and nugget ice machines

                                                                                                          Castelfranco, Italy
                                                                                                          Bangkok, Thailand
                                                                                                          Shanghai, China
                                                                                                          Mississauga, Canada
Air Purification and                                                                                      Rochester, U.K.
   Ventilation Equipment       Ventmaster, Airtech               Exhaust and air purification systems     Mount Pleasant, Michigan
                                                                                                          Concord, Canada
                                                                                                          Cleveland, Ohio
                                                                 Steam kettles, pressure steamers,        Eglfing, Germany
Steam Equipment                Cleveland, Convotherm             skillets, combination ovens
                               Aladdin Temp-Rite,                Food delivery systems, insulated tray    Nashville, Tennessee
                               Temp-Rite, Seco, Shelleymatic,    trolleys, carts, disposable serving      Mississauga, Canada
Meal Preparation Systems       Shelleyglas                       products                                 Bremen, Germany
                                                                 Undercounter, conveyor and flight
Warewashing Equipment          Jackson                           type dishwashers                         Barbourville, Kentucky
                                                                 Pre-mix, post-mix, undercounter and
                                                                 remote beverage dispensing               Radevormwald, Germany
Beverage Systems               Scotsman, Hartek, Whitlenge       equipment                                Halesowen, U.K.
                                                                                                          Fort Wayne, Indiana
                               Wearever, Redco, Prolon,          Pots and pans, small food preparation    Shreveport, Louisiana
Food Preparation Products      Varimixer                         equipment, dishes                        Port Gibson, Mississippi



Customers

         The customer base for our global food service equipment group is primarily comprised of global quick service restaurant chain outlets and full service restaurants, as well as contract caterers, hotel chains, multinational supermarkets, leisure companies, beverage manufacturers, institutional customers such as hospitals and schools and large industrial companies. We do not typically have long term contracts with our customers. Rather, large chains frequently authorize specific food service equipment manufacturers as approved vendors for particular products and, thereafter, sales are made locally or regionally to end-customers via kitchen equipment suppliers or dealers. Many large quick service restaurant chains refurbish or expand a large number of outlets, or implement menu changes requiring investment in new equipment, over a short period of time. When this occurs, these customers often choose a small number of manufacturers whose approved products may or must be purchased by restaurant operators. We work closely with our customers to develop the products they need and also to become the approved vendors for these products. Although no single food service equipment customer accounted for over 5% of our Group's total net sales from continuing operations in Fiscal 2001, revenues from certain food service equipment customers slightly exceeded 5% of our food service equipment net sales.

Distribution Channels

         We distribute our food service equipment products principally through third-party equipment dealers, kitchen equipment suppliers and distributors and our own distributor subsidiaries.

Equipment Dealers

         Equipment dealers generally market food service equipment on a non-exclusive basis and may have showrooms, service personnel and facilities to fabricate kitchen work surfaces and storage units. We believe there are approximately 3,000 dealers in the U.S., with the top 100 dealers accounting for approximately 45% of all equipment sold. Approximately 45% of these dealers carry Enodis products. Dealers often belong to or are associated with one or more dealer "buying groups" that are created to combine the dealers' collective purchasing power in order to negotiate advantageous terms relating to pricing, rebates and advertising support. These agreements are typically one to two years in duration but do not guarantee any level of purchases. We estimate that the five largest such groups control approximately 26% of all food service equipment purchases in the United States. We have implemented an initiative that provides incentives for dealer buying groups to broaden the range of Enodis products they sell. We also train and provide technical product information to our approved dealers through a website created for this purpose.

Kitchen Equipment Suppliers

         Kitchen equipment suppliers are dealers that serve a specific chain or a number of chains by coordinating their purchases of food service equipment and other items necessary to establish a new location or refurbish an existing location. The chain operator, who leaves the responsibility of securing and shipping the product to the kitchen equipment supplier, usually establishes product selection and pricing in advance with each of their preferred or approved equipment vendors.

Distributors

         Distributors are similar to dealers, but they hold significantly higher levels of stock and align exclusively with manufacturers within specific product categories. Distributors sell both to end-customers and to dealers. They also provide value-added services such as marketing and after-sales service, including warranty administration. In the U.S., we use distributors primarily in our ice business.

Sales and Marketing

United States

         We primarily market our food service equipment products through a network of independent, commissioned sales representatives and sell to dealers and distributors. We also market our products directly through our relationships with customers, as we design improved products for them and through participation in trade shows and other industry conferences.

         Our network of sales representatives markets our products to end-customers, dealers, kitchen equipment suppliers, distributors and food industry consultants. Because industry consultants often have significant influence over the end-customer's purchasing decisions, we actively support the primary food service equipment consultants' industry association through sponsorship of its programs and events and by providing continuing education seminars for groups of consultants at our technology center.

         In the U.S., we carry out most of our marketing through our sales representatives. We recently restructured our sales representative network into 21 territories and selected representatives for each region. In 20 out of 21 territories, we endeavor to have a single representative handling our core line of products and brands on an exclusive or near exclusive basis. This structure allows us to focus training and incentives on a smaller number of representatives and we train and provide technical product information to our sales representatives at our technology center and through a website created for this purpose.

         To manage our sales representative network, we have organized the U.S. market into three sales regions, each headed by a commercial president. Each commercial president has responsibility for the sales results of six or seven representatives, supervises sales activities with dealers, distributors and end-customers, handles buying group requests and coordinates with food service equipment consultants. We also have a Global Accounts President who focuses on our large chain sales effort. We also have dedicated key account teams that focus on large global, national and regional customers. In addition, each operating company provides product and sales support to the marketplace.

Europe and Canada

         Sales and marketing in Europe and Canada differ from the U.S., as there are fewer manufacturers' representatives and we rely to a great extent on the efforts of our company-owned master distributors in Canada and five key European countries: France, Germany, Italy, Spain and the United Kingdom. The sales and marketing activities of our master distributors are supported by our regional vice presidents. In Europe, we also sell products through our own sales force. The sales force works directly with end-customers to secure orders and to agree on custom-made product specifications. In most cases, unless end-customers require otherwise, products are distributed to the end-customer via a dealer. The sales force also sells to dealers in order to access the demand for commercial food equipment in the smaller independent sector.

Rest of World

         Outside of North America and Europe, we generally use non-exclusive third-party master distributors to market our products. We have started to rationalize this network, concentrating more of our products with fewer distributors.

Trade Shows and Other Activities

         We also participate in a variety of trade shows and exhibitions throughout the year where we present extensive displays of our product lines, including the annual National Restaurant Association show in the U.S., the biennial National Association of Food Equipment Manufacturers' show in the U.S., the biennial Hotelympia show in London and the biennial Expo Tour show in Milan.

         In addition, our website provides information about our food service equipment products and services and links to the websites of many of our individual brands and product lines.

Customer Service

         Efficient global parts and service support is a prerequisite for doing business with global quick service restaurants. We have invested considerable resources over many years to select and train a network of authorized third party service agencies in order to provide service support to such global quick service restaurants. This effort was led primarily by Frymaster on the "hot" side and by Scotsman on the "cold" side. Since this network has been in place, these agencies have been trained to service further products in our range. In addition, we have access to a network of third party service agencies providing service to all our customers throughout the world, which we intend to rationalize through selection and training.

         Our operating companies and master distributors further support these service agencies with access to our technical and parts personnel, stocks of replacement parts at our plants and regionally at our master distributors, technical and parts manuals (some of which are now available on the Internet), and ongoing training both at our operating companies and in the field. We provide emergency technical support through some of our operating companies twenty-four hours a day, seven days a week to support key accounts and service partners.

         In addition, we have established a new position of Vice President-Global Service to align all our operating companies with the established global service network already in place. This executive is also responsible for building stronger partnerships with leading service agencies, and providing a much simpler interface with end-customers. Additionally, this executive will seek ways to more efficiently deliver parts to our global service network to minimize lead time in connection with product service.

Seasonality

         Generally, sales of food service equipment have been strongest in the second half of our fiscal year (April through September). This is because new construction and installations by customers upgrading or replacing food service equipment occur mostly in the warm weather months in the Northern Hemisphere. In addition, schools usually renovate and replace food service equipment during the summer, when classes are not in session. We also sell more ice machines in the summer months.

Competition

         The global food service equipment market is highly fragmented, although it is currently undergoing consolidation. Competition in the food service equipment industry is based primarily on product features, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, service, price and customer relationships. Several of our competitors are divisions or subsidiaries of large, diversified companies. We believe the largest sellers of food service equipment worldwide are Enodis and Premark, a subsidiary of Illinois Tool Works. We believe that the top ten competitors in the industry comprise about one-third of all industry sales. Premark is an international competitor in most of our markets, and we also compete with United Technologies, Electrolux, Ali Group, Middleby Corporation, Manitowoc and Hoshizaki in certain product lines. Our other main competitors are either regional or are specialized companies that compete with us in particular product lines.

Food Retail Equipment

         Food retail equipment consists of equipment used to store and display food in retail food outlets such as supermarkets, convenience stores, specialty stores and retail chains. In Fiscal 2001, sales of food retail equipment were (Pound)203.1 million, or approximately 22.5% of our net sales from continuing operations. Our food retail equipment business is conducted in North America, Australia and New Zealand. Sales of food retail equipment in North America constituted 81.7% of our total food retail equipment net sales from continuing operations.

Our Product Groups

Refrigerated Display Cases and Systems

         We design, manufacture and sell standard and customized refrigeration systems, as well as refrigerated self-serve cases, service deli cases and custom merchandisers in North America under the Kysor Warren brand. Our Kysor Warren operations have historically been focused in the south eastern U.S. and have relied on a small number of major supermarket and retail chain customers for the bulk of their sales. In addition, we have operations in major cities in Australia and New Zealand through our Austral Refrigeration subsidiary, which manufactures, services and installs refrigerated display cases and systems. These products are used to store and preserve food items such as meat, dairy, fish, cheese, produce, frozen foods and floral products. We sell these products under the brands Kysor Warren(R) and Austral(R). In Fiscal 2001, Kysor Warren and Austral generated, respectively, approximately 43% and 17% of revenues and approximately 20% and 6% of operating profit from continuing operations before goodwill amortization and exceptional items (and before allocation of corporate and group costs) for the food retail equipment group.

         Kysor Warren recently launched the E-line, a new line of display cases for the North American market. The new line incorporates more attractive styling, improved energy efficiency, powder paint technology and evaporator coil manufacturing. We believe the design and productivity improvements of the E-line, will reduce both costs of materials and the number of man-hours required to manufacture each unit. Austral Refrigeration recently launched the Millennium line for the Australian and New Zealand markets. The Millennium line incorporates similar features and technology as the E-line, but is generally smaller in scale to suit the Australian market.

Walk-in Freezers and Coolers

         We design, manufacture and sell pre-fabricated cooler and freezer panels for use in the construction of refrigerated storage rooms, walk-in coolers and environmental systems in North America through our Kysor Panel Systems business, which we believe is one of the market leaders in its sector, with national sales and technical support capabilities. In 2001, Kysor Panel Systems commenced operations in Mexico. In Fiscal 2001, Kysor Panel generated approximately 33% of revenue and 40% of operating profit from continuing operations before goodwill amortization and exceptional items (and before allocation of corporate and group costs) for the food retail equipment group.

Automated Donut Systems

         Through our Belshaw subsidiary, we manufacture and sell automated donut making machines. Belshaw makes a number of automated donut systems. The smaller units, which produce approximately 1,000 donuts per hour, are manufactured primarily for supermarkets. The larger units are manufactured primarily for commercial bakeries. We also manufacture and sell open kettle systems and glazing and decorating equipment for donuts. In Fiscal 2001, Belshaw generated approximately 7% of revenue and 34% of operating profit from continuing operations before goodwill amortization and exceptional items (and before allocation of corporate and group costs) for the food retail equipment group.

         The following table provides information on our product groups in our food retail equipment group, including the brands and product lines of each group and the location of the manufacturing facilities where we manufacture the products of each group.

Product Groups                 Brands                              Product Lines                        Locations
--------------                 ------                              -------------                        ---------
                                                                   Standard and specialty refrigerated
                                                                   display merchandisers,
                                                                   refrigeration systems and glass      Columbus, Georgia
Refrigerated display cases     Kysor Warren, Delfield, Austral     doors                                Glendenning, Australia
                                                                   Pre-fabricated cooler and freezer    Fort Worth, Texas
                                                                   panels for refrigerated storing      Goodyear, Arizona
Walk-in freezers and coolers   Kysor Panel Systems                 rooms                                Piney Flats, Tennessee
Automated donut systems        Belshaw                             Automated donut cooking systems      Seattle, Washington

Customers

         The customer base for our food retail equipment group is primarily comprised of a small number of large retail and supermarket chains, food convenience stores, specialty food retailers and quick service restaurant chains. The largest customers in the industry generally enter into contracts for specific products with a small number of manufacturers. These contracts, which are typically one to three years in duration, usually contain detailed design specifications and are awarded through a competitive bidding process based primarily on price. Once a manufacturer is awarded a contract, it generally becomes a non-exclusive "approved supplier" of the particular product for the duration of the contract. Smaller customers often purchase food retail equipment on an individual basis. Although no single food retail equipment customer accounted for over 5% of our Group's total net sales from continuing operations in Fiscal 2001, Kysor Warren derives a substantial portion of its revenues from a small number of major supermarket and retail chains in North America. In addition, one of Kysor Warren's customers, a major U.S. discount retail chain, has recently filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

Distribution Channels

         The majority of our food retail equipment is sold directly to end-customers through the direct sales force of each of our operating subsidiaries. The balance of our food retail equipment sales are made through third-party dealers.

Sales and Marketing

         In our Kysor Panel Systems business, key account teams manage the customer relationships with the major quick service restaurant chains and supermarket chains. We also participate in a variety of trade shows and exhibitions throughout the year where we present extensive displays of our product lines, including the annual Food Marketing Institute show in the U.S., the annual Canadian Federation of Independent Grocers show in Canada, the annual National Association of Convenience Stores show in the U.S. and the Annual Retailer's Convention and Trade Show in Mexico.

         In addition, our website provides information about our food retail equipment products and services and links to the websites of many of our individual brands and product lines.

Customer Service

         The food retail equipment industry requires after-market service support that provides parts and labor both during the warranty period and on an after-or out-of-warranty basis. We provide service for our Kysor Warren products through our 15 field service employees and for our Kysor Panel Systems products through a network of third party subcontractors and authorized service engineers. The warranty period for our food retail equipment is typically one year for parts and 90 days for labor. Our food retail equipment products have an average lifespan of seven to nine years. Because of this long lifespan, we also derive revenues from the refurbishment of previously sold units.

Seasonality

         Sales of food retail equipment have been strongest in the second half of our fiscal year (April through September). This is because new store constructions and installations by customers upgrading or replacing food retail equipment occur mostly in warm weather months. In addition, most retail businesses seek to complete refurbishments before the end of November.

Competition

         The food retail equipment market in North America is highly concentrated, with only a small number of vendors of food retail equipment in the United States. Competition in the food retail equipment industry is based primarily on price, although energy efficiency and product features also play a role. In addition to competing for sales, manufacturers of food retail equipment compete for contract awards for specific products, in order to become the approved supplier of these products to a particular customer over the contract period. We believe that recent significant consolidation in the global supermarket industry, which has resulted in a reduced number of large customers with significant buying power and fewer stores, has led to increased price competition in the industry. Kysor Panel Systems competes primarily with Crown-Tonka, and Kysor Warren competes primarily with: Hill/Phoenix, a division of Dover; Hussman, a division of Ingersoll Rand; and Tyler, a division of United Technologies. Kysor Warren also competes with several other regional competitors in the United States. Austral Refrigeration competes in Australia primarily with Frigerite, Sanyo, Hussman and Linde. Belshaw competes primarily with Hobart, as well as a variety of smaller companies.

Real Property

         We currently hold approximately 100 acres of real estate located in Felsted and Coventry, England, of which approximately 90 acres is at Felsted. We have retained this land from former business operations because we believe it is more valuable when sold for development. We market the land to third parties for residential development and real estate investment. Prior to selling any portion of the land, we invest resources in resolving existing environmental issues relating to the plot. In addition, certain portions of the land at Felsted have already been allocated to uses for which we will receive no revenues, such as infrastructure needs and community uses. After accounting for such uses of the land, we have 50 acres remaining to be sold for development. We plan to sell this land over the next several years.

         Revenue on this land is only recognized when the land is sold. Accordingly, the property segment revenues may vary significantly from period to period. In Fiscal 2001, we generated 1.8% of our total net sales from continuing operations from property development activities.

Product Development


Food Service Equipment

         Many restaurants, especially quick service restaurants, seek to differentiate their products by changing their menu and format. In addition, our end-customers need equipment upgrades that enable them to improve productivity, reduce labor costs, respond to enhanced hygiene requirements and reduce energy consumption. These changes often require customized cooking equipment. We believe product development is therefore critical to the success of our food service equipment business, because we must respond quickly to requests for new products or modifications to existing models. Product development is also important because the quality of food equipment is a primary factor in the customer's purchasing decision.

         In 1999, our product development group moved into our newly designed modern technology center in New Port Richey, Florida. This new facility contains computer assisted design platforms, a model shop for on-site development of prototypes, a laboratory for product testing and various display areas for new products, including a test kitchen for hands-on testing of new products with customers.

         At our technology center we work directly with our customers to provide customized solutions to meet their precise needs. When a customer requests a new or refined product from us, the engineering team designs, prototypes, tests, demonstrates, evaluates and refines that product in our technology center with the customer. We believe this rapid response to specific customer demands for product-specific applications and customization increases the loyalty of our existing customers and enhances our ability to attract new ones. We currently have a number of projects under development with leading customers.

         In addition, our technology center works together with the new product development teams at our operating companies so that our new products incorporate our product expertise and technological resources.

         In addition to the engineers working in our technology center, we also have approximately 330 employees involved in new product development at the operating company level.

         The following table provides information on some of our recently developed products:


Subsidiary        Product                                Description
----------        -------                                -----------

Delfield          Dual View Display Case                 Allows simultaneous display of refrigerated and dry merchandise.
                                                         Five stage refrigeration unit allowing multi-product display.
                  Nordic Zone Cold Food Bar              Flexible two section blast chiller.
                                                         Compact tabletop unit that uses induction technology to transfer
Garland           Induction Unit                         heat to pan and not surrounding air.
                                                         Fully programmable, extra capacity combination oven to
                  Mealstream Series Five                 accommodate high volume catering.
Jackson           Horizon Services Dishwashers           Compact water and energy efficient dishwasher.
Lincoln           Insta Slice Vegetable User             Quick cutting one-stroke vegetable slicer.
                  E-Flow Brand Ovens                     Multi-size ovens ranging from countertop to high capacity models.
                  Merco 2-Fried Food Holding Unit        Provides precise warming for individual items.
                                                         Innovative range of combination microwave ovens allowing chefs
Merrychef         Mealstream Series                      to regenerate multi-portion dishes.
                                                         Treats contaminated air with high efficiency pre- filters and
Vent Master       Reactocell                             ultraviolet enhanced oxidation technology.
                                                         Upgraded steam combination ovens with de-condensation and manual
Convotherm        Plus 2 Range                           moisturizing systems, a serial interface and improved aesthetics.
                  Touch Free(TM)Automatic Ice and
                  Water                                  Dispenses ice and water without physical contact.
Scotsman          Dispensers

Food Retail Equipment

         In the food retail equipment group, Kysor Warren, Austral Refrigeration and Belshaw have laboratories located within their facilities, where new product development is conducted. We recently launched two new product lines--the E-line and the Millennium line. See "--Food Retail Equipment--Our Product Groups--Refrigerated Display Cases and Systems."

Production Materials

         The primary materials used in the production of our products are high quality stainless steel, galvanized steel, urethane insulating foam, compressors, evaporation coils, electronic controls and other electrical and refrigeration components. As one of the largest companies in the commercial food equipment industry, we purchase many of these materials in large quantities and are, therefore, often able to negotiate favorable prices from suppliers.

         We purchase stainless steel in various sheet sizes, which is either sheared into blanks, or, more frequently, is delivered directly to computer controlled turret punch presses or lasers for cutting. We purchase generic steel primarily from Ryerson Tull, pursuant to a two year agreement, which expires December 31, 2003. The agreement provides for firm prices through December 2002 and provides incentives for us to maximize our steel purchases from this supplier.

         BASF Corporation supplies urethane foam to the majority of the Enodis group pursuant to a three-year agreement, which expires on March 31, 2004. The agreement provides for firm prices through March 31, 2002.

         Other components of significance include electric motors, copper and aluminum refrigeration coils, heating elements, compressors, thermostats, gas regulators, and various types of analogue, digital, and programmable computer controls, which we purchase from various suppliers.

Intellectual Property

         We use a combination of trade secret and trademark laws and other contractual and technical measures to protect our proprietary rights. We have filed and have been granted a variety of patents in the U.S. and in other countries. Several of our products, such as the Lincoln(R) air impingement conveyor ovens, use patents, know-how and other intellectual properties licensed from third parties. Our patents in the food equipment business generally relate to operating features of our products that may be functionally duplicated by competitors, and some of our intellectual property rights (including those licensed from third parties), are due to expire in the near term. Although we believe that our patents give us a cumulative advantage, no material portion of our business depends on any one patent. Consequently, we do not believe that our food equipment business would be adversely affected by the expiration or invalidity of any one of our patents or by the termination of any one license arrangement. We have registered trademarks to protect our brand names in the U.S., the U.K. and many other countries where we sell branded products.

Subsidiaries

         We currently have over 130 subsidiaries, all but a few of which are wholly-owned, directly or indirectly. Our largest subsidiaries are Enodis Corporation, which owns Scotsman Industries, Inc., Aladdin Temp-Rite LLC, Lincoln Foodservice Products, Inc., Cleveland Range, Inc., Frymaster L.L.C., Garland Commercial Industries, Inc., Mile High Equipment Company, Jackson MSC Inc. and Belshaw Bros., Inc., among others. Scotsman Industries, Inc. owns The Delfield Company and Kysor Industrial Corp., among others.

         Our significant subsidiaries are listed in Exhibit 8.1 to this report, which shows their jurisdiction of incorporation or formation and our own ownership interest in them.

Property, Plant and Equipment

         Following the closure of five plants in Fiscal 2001 as part of our rationalization efforts, we currently have over 30 manufacturing facilities located in nine countries. We believe our manufacturing facilities meet the standards of our customers around the world. Our facilities are integrated manufacturing units which, with few exceptions, purchase only those components that are outside their competence to produce.

         Our manufacturing process aims to increase production efficiency by minimizing set-up time and scrap and reducing the number of sheet steel sizes that are kept in inventory. We conduct metal fabrication, finishing, sub-assembly and assembly operations at our manufacturing facilities. At individual locations we have installed numerically controlled turret presses, robotic and conventional welding equipment, numerically controlled machining centers, computer assisted design systems, product testing and quality assurance measurement devices and other equipment. We review the capacity and utilization of our facilities on an ongoing basis and make adjustments where appropriate.

         Most food service equipment products are built to order, usually with lead times of one to three weeks. We also build certain standard models with high stock turnover in order to provide quick shipment and stable production flows. We have food service equipment manufacturing facilities in the U.S., the U.K., Canada, Germany, Italy, China and Thailand.

         In the food retail equipment group almost all of our products are built to order. The lead time for manufacturing is approximately five to six weeks. Kysor Warren has a manufacturing facility located in Columbus, Georgia; Kysor Panel Systems has manufacturing facilities located in Fort Worth, Texas, Goodyear, Arizona and Piney Flats, Tennessee; Austral Refrigeration has a facility in Glendenning, Australia; and Belshaw has a facility located in Seattle, Washington.

         As of December 29, 2001, we owned or leased 44 commercial properties in the U.S., the U.K., Europe, Canada, Australia and Thailand, including corporate offices in London, our technology center and operations head office in New Port Richey, Florida, manufacturing plants and warehouses. Each property is appropriately insured, in accordance with the respective leases, where applicable.

         Our principal executive office is located at Washington House, 40-41 Conduit Street, London W1S 2YQ, United Kingdom. The following table contains information describing the Group's principal operational real properties.


                                                                               Approximate                                  Owned/
Location                                   Principal Use                       Square Feet Products Produced                Leased
--------                                   -------------                       ----------- -----------------                ------

Washington House, 40-41 Conduit Street,
   London U.K. ..........................  Executive office                          4,589 --                               Leased
2227 Welbilt Boulevard New Port Richey,
   FL, U.S...............................  Technology Center and office             42,000 --                                Owned
                                           Manufacturing plant and                         Walk-in coolers and
Goodyear, AZ, U.S. ......................  office                                   50,000 freezers                         Leased
                                           Manufacturing plant,
                                           engineering, facilities and
Denver, CO, U.S. ........................  office                                  168,000 Ice machines                   Owned/(1)/
                                           Manufacturing plant and
Columbus, GA, U.S. ......................  office                                  300,000 Refrigerated display cases        Owned
                                           Manufacturing plant and
Columbus, GA, U.S. ......................  office                                  140,000 Refrigeration systems             Owned
Conyers, GA, U.S.........................  Manufacturing plant                     411,000 Vacant                            Owned
Vernon Hills, IL, U.S....................  Office                                   15,000 --                               Leased
                                                                                           Conveyor ovens,
                                           Manufacturing plant and                         rotisseries and
Fort Wayne, IN, U.S. ....................  office                                  358,000 kitchenware                      Leased
Corbin, KY, U.S. ........................  Warehouse                                19,550 Dishwashers                      Leased
                                           Manufacturing plant, office,
Barbourville, KY, U.S. ..................  land                                    115,000 Dishwashers                       Owned
                                           Manufacturing plant,                    249,000 Fryers                            Owned
                                           engineering facilities and               91,000 Vacant                            Owned
Shreveport, LA, U.S. ....................  office                                  135,054 Non-fryer products                Owned
                                           Manufacturing plant and
Mt. Pleasant, MI, U.S. ..................  office                                  330,000 Food preparation               Owned/(2)/
                                           Manufacturing plant and
Port Gibson, MS, U.S. ...................  office                                  120,000 Plastic tableware                 Owned
                                           Manufacturing plant and                         Steam cooking equipment
Cleveland, OH, U.S. .....................  office                                   97,600 and cookchill                  Owned/(3)/
Portland, OR, U.S. ......................  Manufacturing plant                      84,000 Vacant                            Owned
                                           Manufacturing plant and
Freeland, PA, U.S. ......................  office                                  225,000 Ovens and ranges                  Owned
                                           Manufacturing plant and
Fairfax, SC, U.S. .......................  warehouse                               360,000 Ice machines                   Owned/(4)/
                                           Manufacturing plant and                         Food preparation and
Covington, TN, U.S. .....................  office                                  188,000 storage equipment              Owned/(5)/
                                           Manufacturing plant and
Nashville, TN, U.S. .....................  office                                   90,000 Meal delivery systems            Leased
Nashville, TN, U.S. .....................  Warehouse                               108,000 Meal delivery systems            Leased
Nashville, TN, U.S. .....................  Office                                    5,000 --                               Leased
                                           Manufacturing plant and                         Walk-in coolers and
Piney Flats, TN, U.S. ...................  office                                  110,000 freezers                         Leased
                                           Manufacturing plant and                         Walk-in coolers and
Fort Worth, TX, U.S. ....................  office                                  118,000 freezers                          Owned
Fort Worth, TX, U.S. ....................  Office                                    5,000 --                               Leased
                                           Manufacturing plant and
Dallas, TX, U.S. ........................  office                                  170,000 Vacant                        Leased/(6)/
                                           Manufacturing plant and
Seattle, WA, U.S. .......................  office                                   71,000 Donut making equipment            Owned
                                           Manufacturing plant and
Glendenning N.S.W., Australia............  office                                  154,000 Refrigerated display cases        Owned
                                           Manufacturing plant and                         Steam cookers and
Concord, Ontario, Canada.................  office                                  116,000 cook-chill                       Leased


                                           Manufacturing plant and
                                           office
                                           Manufacturing plant and                 155,000 Ovens and ranges                   Leased
Mississauga, Ontario, Canada.............  office                                   35,000 Ventilation equipment              Leased
                                           Manufacturing plant and
Shanghai, China..........................  office                                   17,000 Ice machines                       Leased
                                           Manufacturing plant and
Moneteau, France.........................  office                                  100,000 Cooking equipment                  Leased
Bremen, Germany..........................  Office and warehouse                     34,000 Meal delivery systems              Leased
                                           Manufacturing plant, office

Eglfing, Germany.........................  and warehouse                           130,000 Combination ovens                  Leased
                                           Manufacturing plant and
Radevormwald, Germany....................  office                                   35,000 Beverage systems                   Leased
                                           Manufacturing plant and
Castelfranco, Italy......................  office                                  242,000 Ice machines                        Owned
                                           Manufacturing plant,
Milan, Italy.............................  warehouse and office                    150,000 Ice machines                       Leased
                                           Manufacturing plant and
Bangkok, Thailand........................  office                                   45,000 Ice machines                       Leased
                                           Manufacturing plant and
Aldershot, U.K. .........................  office                                   20,000 Microwave ovens                    Leased
                                           Manufacturing plant and
Halesowen, U.K. .........................  office                                   84,000 Beverage systems                   Leased
                                           Manufacturing plant and
Rochester, U.K. .........................  office                                   27,000 Ventilation systems                Leased
                                           Manufacturing plant and                         Ovens, ranges and
Sheffield, U.K. .........................  office                                  100,000 refrigeration products             Leased


___________

(1) Subject to industrial revenue bond financing in the aggregate principal amount of $4.1 million due in 2007.

(2) Subject to a security interest in equipment granted pursuant to a Loan Agreement, dated as of August 1, 1983, between The Delfield Company and The Economic Development Corporation of the County of Isabella. The loan and security interest expire in 2003.

(3) Subject to a mortgage on a portion of the land and building in an original aggregate principal amount of $500,000 to secure our obligations under our Loan Agreement with the City of Cleveland.

(4) Subject to industrial revenue bond financing in the aggregate principal amount of $9.3 million due in 2020.

(5) Subject to industrial revenue bond financing in the aggregate principal amount of $3.2 million due in 2006. When the bonds are repaid, the property will be conveyed to us.

(6) Approximately 33,000 square feet sublet to a shoe company. We occupy only 59,000 square feet, and all but the 33,000 square feet sublet to the shoe company is available for sublet.

         For information concerning our rental expenses and commitments under operating leases, see Note 27 to our consolidated financial statements included elsewhere in this report. We believe our properties are generally suitable and adequate for the purposes for which they are intended.

         Metal fabrication, finishing, sub-assembly and assembly operations are conducted at our food equipment manufacturing facilities. Among the major categories of equipment installed at individual locations are numerically controlled turret presses, robotic and conventional welding equipment, numerically controlled machining centers, computer assisted design systems and product testing and quality assurance measurement devices.

         We review the capacity and utilization of our facilities on an ongoing basis and make adjustments where appropriate so as to absorb excess capacity in underutilized facilities and expand facilities where needed.

         For information concerning our rental expenses and commitments under operating leases, see Note 27 to our consolidated financial statements.

         In addition to the above properties, we have agreed to lease certain other non-operational properties (including four former Magnet properties for which the Group assumed liability at the time of the sale of our former building and consumer products division). The aggregate rents payable under these non-operational leases amount to (Pounds)2.7 million per annum, and rents currently receivable amount to (Pounds)1.4 million per annum. Provision has been made of an amount that is considered appropriate to cover potential liability under these leases.

Environmental Matters

         Our products and operations include the use, generation and disposal of hazardous materials. We are subject to various U.S. federal, state, and local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management of hazardous materials, and the cleanup of contaminated sites. Thus, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and costs arising from third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our facilities. Currently, we do not expect the costs of compliance with these requirements to have a material adverse effect on our business, results of operations or financial condition.

         Some of our subsidiaries have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (also known as CERCLA or the Superfund law) and similar U.S. state statutes in connection with the cleanup of hazardous waste sites. Under these laws, liability for the entire cost of the cleanup of contaminated sites can be imposed upon any current or former site owners or operators, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. In the past, however, our actual liability has typically been immaterial. We do not believe that any liability which might be imposed on us in connection with any known hazardous waste previously used by our subsidiaries, either individually or in the aggregate, will have a material adverse effect upon our business or financial condition."

"

         Item 5. Operating and Financial Review and Prospects

         The following is a discussion of our results of operations for, and financial condition as at the end of, the 53 week period ended September 30, 1999 ("Fiscal 1999"), the 52 week period ended September 30, 2000 ("Fiscal 2000"), and the 52 week period ended September 29, 2001 ("Fiscal 2001"). You should read this discussion in conjunction with the sections entitled "Item 3. Key Information--Risk Factors," "Item 3. Key Information--Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

         We have prepared our financial statements in accordance with U.K. GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. In Fiscal 2000 and 2001 we also prepared consolidated financial statements in accordance with U.S. GAAP, which we filed with the SEC on this form. However, since that time we have changed the format of the financial statements that we will file with the SEC to follow U.K. GAAP and to include in those financial statements a reconciliation to U.S. GAAP, as permitted under SEC rules. Accordingly, the audited financial statements included in this annual report have been prepared in accordance with U.K. GAAP and include a reconciliation to U.S. GAAP. Reconciliations of the material differences in our consolidated financial statements to U.S. GAAP are set forth in Note 29 to our consolidated financial statements included elsewhere in this annual report.

Overview

         We believe we are one of the leading manufacturers and distributors of food service equipment globally. We believe that we offer one of the broadest lines of commercial food equipment products in our industry, including both "warm" and "cold" side products. We own a portfolio of over 30 brands, many with leadership positions in their respective markets. We also have a technology center at our global operational headquarters in New Port Richey, Florida, that we believe is one of the most advanced in our industry. This facility enables us to offer our customers an array of advanced product development services.

Principal Profit and Loss Account Items

         Turnover (Net Sales). Turnover is comprised of gross sales to third parties, including shipping and handling fees, less allowances for sales returns, rebates, discounts and other items. We recognize sales upon shipment of goods to customers. Our principal source of turnover is sales of food service equipment, which comprised 75.7% of our net sales from continuing operations in Fiscal 2001 (55.2% in North America and 20.5% in Europe and rest of world). Sales of food retail equipment comprised 22.5% of our turnover from continuing operations. Finally, sales of property comprised 1.8% of our turnover from continuing operations.

         Operating Profit from Continuing Operations. Operating profit from continuing operations represents turnover less operating costs. Operating costs consist of cost of sales, administrative expenses, distribution costs and other operating expenses. Costs of sales includes raw material components, direct labor costs, fixed and variable overhead costs, depreciation and amortization attributable to production and sales and marketing costs. Administrative expenses include research and development on new products, bad debt provisions, depreciation and rent on administrative building and professional fees.

Significant Factors Affecting Results of Operations


Acquisitions, Divestitures and the New Financing Arrangements

         During the three years ended September 29, 2001, we have made a number of acquisitions in order to expand our product range and global coverage. These acquisitions have affected our results of operations during the periods under review:

         .        In August 1999, we acquired Scotsman Industries, Inc., a U.S.
                  food equipment manufacturer, for approximately (Pounds)254 million plus assumed debt of approximately (Pounds)225 million;

         .        In November 2000, we acquired Jackson MSC Inc., a U.S.
                  manufacturer of dishwashers and ovens, for approximately $36.2 million (approximately (Pounds)25.0 million); and

         .        In June 2000, we acquired Merrychef Holdings Limited, a U.K.
                  manufacturer of commercial microwaves and combination microwave/convection ovens, for approximately (Pounds)16.7 million. See "Item 4. Information on the Company--Our History and Recent Acquisitions."

         We are currently seeking to divest non-core assets and eliminate non-core products, brands and models, in order to focus on our core competencies. In January 2001, we decided to sell our former building and consumer products division. In June 2001, we completed the sale of the building and consumer products division for gross cash proceeds of (Pounds)114 million and a loan receivable of (Pounds)20 million. Consequently, the results of operations for the building and consumer products division are presented as discontinued operations in our financial statements. In September 2001, we completed the sale of Scotsman Response Limited, a technical service provider to the U.K. beverage industry. We are currently evaluating our remaining businesses with the goal of divesting additional non-core businesses. See "Item 4. Information on the Company--Our Operating Strategy." Divestiture of these businesses may take longer than expected, and may not occur at all, due to current market conditions.

         We incurred or assumed substantial debt in order to finance our acquisitions. A portion of this debt has been repaid with the proceeds of our recent divestitures. Our net debt (total debt less cash and cash equivalents) reached (Pounds)434.2 million at the end of Fiscal 2000, but was reduced to (Pounds)365.9 million at the end of Fiscal 2001, principally as a result of the sale of our building and consumer products division in June 2001.

         In March 2001, we established a medium-term, senior credit facility to refinance our prior bank debt. As a result of these financing arrangements, we wrote off unamortized costs associated with our previous credit facility.

Strategic Review and Restructuring

         In Fiscal 2001, we conducted a detailed review of our strategic options, including a review of our operating strategy and consideration of a possible sale of our entire business. We also entered into preliminary discussions and negotiations with selected third parties. Upon completion of that process, we concluded that our current strategy remains appropriate. In connection with the review, we incurred (Pounds)8.5 million of professional fees and other expenses.

         Also during Fiscal 2001, there was a general market decline in the food equipment industry, primarily resulting from a slowdown in the U.S. and European economies. In addition, the events of September 11, 2001, added uncertainty to the outlook for the food equipment industry, and we anticipate the industry downturn will continue through at least the end of Fiscal 2002. Leading restaurant chains have curtailed new store openings and refurbishment programs, and many independent restaurant and hotel operators have delayed new openings and non-essential replacement of equipment. This industry downturn, coupled with our already significant debt burden, has required us to restructure and refocus our business.

         In March 2001, we announced a restructuring program with the objective of removing excess capacity and improving production efficiency throughout our operations. We implemented cost control measures through headcount reduction and discretionary cost control and manufacturing plant restructuring. These initiatives have so far resulted in a total headcount reduction of approximately 870 people and the closure of five plants and significantly reduced fixed, headcount and discretionary costs in the second half of Fiscal 2001. These cost savings, together with the benefit of increased volume due to seasonality, contributed to an improvement in operating margins in our global food service equipment group, from 10.0% in the first half of Fiscal 2001 to 13.3% in the second half of Fiscal 2001. The full year impact of the fixed and headcount cost saving measures will be recognized in Fiscal 2002. In connection with this restructuring program, we recognized (Pounds)33.1 million of exceptional restructuring charges in Fiscal 2001, primarily related to employee terminations, plant closure costs and asset writedowns. Of such amounts, (Pounds)14.5 million were cash payments made in Fiscal 2001, with a further (Pounds)8.5 million expected cash outlay in Fiscal 2002. The remaining (Pounds)10.1 million represented non-cash charges.

         We have implemented further cost-cutting initiatives, including strategic headcount reductions, reductions in discretionary spending, additional group purchasing savings and a range of cost reduction initiatives in our European operations. We have targeted additional cost savings of approximately (Pounds)10 million in Fiscal 2002. We estimate that we will recognize approximately (Pounds)6 million of exceptional restructuring charges in Fiscal 2002 relating to these actions. See "--Current Financial and Trend Information."

Customer Orders

         Major chain customers of our global food service equipment group from time to time upgrade their equipment in a large number of outlets over a short period of time or require the rapid development and deployment of new products for the preparation of new menu additions. This results in a significant increase in our revenues over that period followed by a decrease in revenues until the next replacement cycle or menu addition. Furthermore, reductions in purchases by large customers for any reason, including due to downturns in the economy or decisions by them to cut back on expansion, could result in reduced revenues to us and significant fluctuations in our operating results.

Amortization and Impairment of Goodwill

         Goodwill arising from acquisitions is amortized on a straight-line over its estimated useful life, 20 years. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against the provision for that period. Goodwill previously taken into reserves is charged in the profit and loss account when the related business is sold. In Fiscal 2001, we recognized an exceptional charge of (Pounds)100 million relating to the writedown of the carrying value of goodwill associated with the Scotsman acquisition. The writedown resulted from our reassessment of the value of goodwill in light of the downturn in the U.S. economy.

         We are currently reviewing the operations of Kysor Warren, part of our food retail equipment group, with the objective of improving its operating performance. From its acquisition in 1999 to the end of Fiscal 2001, Kysor Warren has operated at a profit (exclusive of exceptional costs and amortization). However, Kysor Warren, along with its competitors, has been adversely impacted by difficult market conditions. The unaudited results of this operation for the first quarter of Fiscal 2002 showed a small operating loss and were below expectations. If the result of our review is the conclusion that the necessary long term improvement in performance cannot be achieved, it is possible that a significant part of Kysor Warren's fixed assets (principally goodwill) could potentially be impaired, resulting in an exceptional non-cash charge. Such an impairment, if any, cannot be reasonably estimated at this time. As of December 29, 2001, the carrying value of goodwill relating to Kysor Warren was approximately (Pounds)50 million.

Foreign Exchange Effects

         Because we have significant capital employed in our non-U.K. operations (primarily the U.S.), our results of operations, which are reported in pounds sterling, can be affected by movements in foreign exchange rates between pounds sterling and various currencies, primarily the U.S. dollar. The average exchange rate for pounds sterling in U.S. dollars in Fiscal 2001 was $1.44, as compared to $1.55 in Fiscal 2000 and $1.62 in Fiscal 1999.

Real Property Sales

         During Fiscal 2001, we sold some of our real property assets as part of our strategy to divest non-core assets. Future revenues from sales of real property will depend on the nature and size of the properties sold, as well as the timing of disposals, which are determined by management based on market and other considerations. As of September 29, 2001, we held properties with an aggregate historical cost basis of (Pounds)11.3 million. As we continue to sell our remaining real property assets, we expect revenue from property sales to decline in future years.

Warranty Provisions

         Warranty provisions are estimated by reference to historic product failure rates, estimated unit cost of product repair and the contracted warranty period. We accrue for the estimated cost of warranty coverage and any returns at the time the sale is recorded. For new products, the warranty provision is typically calculated by reference to the historic failure rates and unit cost of production of similar products. Differences arise between the actual and estimated product warranty costs where unexpected product or component failures occur.

The New Financing Arrangements

         We have commenced a rights offering, pursuant to which qualifying existing shareholders will be granted pre-emptive rights to subscribe for up to 150,861,463 of our ordinary shares at a price of (Pounds)0.50 per share. In connection with the rights offering, we have entered into a rights issue underwriting agreement with Credit Suisse First Boston Equities Limited, as underwriter, under which the underwriter will subscribe for and take up, or procure persons to subscribe for and take up, the rights to purchase ordinary shares that are not taken up by our shareholders, pursuant to the terms of the rights offering. Completion of the rights offering is subject to certain conditions, including approval by our shareholders. Accordingly, if shareholder approval is obtained and other conditions are satisfied, we will be unconditionally obligated to issue the rights and absent any termination by the underwriter, the underwriter for the rights offering will be unconditionally obligated to subscribe for and take up any rights that are not taken up by our shareholders. The rights, and the ordinary shares issuable upon exercise thereof, will not be registered under the U.S. Securities Act of 1933, as amended. Accordingly, the rights offering is not being made in the United States or to U.S. persons, except pursuant to an exemption under such Act.

         The rights offering is part of a refinancing (the "new financing arrangements") of the senior secured credit facilities entered into in March 2001. We had (Pounds)387.5 million outstanding under the facilities on September 29, 2001. We have entered into agreements with Credit Suisse First Boston and The Royal Bank of Scotland plc that replace the March 2001 senior credit facility and comprise the following:

         . a bridge facility in the amount of(Pounds)150 million all of which has been drawn;

         . a term loan in the amount of $370 million all of which has been drawn; and

         . a revolving credit facility in the amount of $85 million, none of which has been drawn.

         The Company intends to repay the bridge facility referred to above through:

         .  the net proceeds of the rights offering; and

         . the net proceeds of a proposed offering of approximately(Pounds)100 million of long term fixed rate notes.

         The net proceeds from the rights offering and the issue of the notes will be used to repay senior debt.

         We currently expect the last date for acceptance of the rights offering to be on or about April 8, 2002. We expect to close the note offering as soon as practicable, but prior to the last date for acceptance of the rights offering, subject to market conditions. If the rights offering does not proceed for any reason, there can be no guarantee that we will be able to issue the notes and, if we can, it may be on terms that are materially different from those that could have been achieved if we had completed the rights offering. If either or both the rights offering or the offering of the notes does not proceed for any reason, all or a portion of the bridge loan will remain outstanding. The bridge loan has a final maturity date in February 2012.

         Fees and expenses associated with the rights offering are expected to total approximately (Pounds)3.6 million, which will be written off against the share premium account. Fees and expenses relating to the bridge facility, term loan and revolving credit facility as well as the proposed offering of notes are expected to total approximately (Pounds)13.9 million; these fees and expenses will be capitalized and amortized over the life of the related debt. In addition, fees associated with the unwinding of our previous financing arrangements of (Pounds)2.5 million will be charged as an exceptional item in the second quarter of Fiscal 2002.

Results of Continuing Operations

         During Fiscal 2000, our operations were reported as two segments: Food Equipment and Other. During Fiscal 2001, in order to more efficiently manage our operations and to make more of our product line available to customers, we reorganized our reportable segments into the following groups: Food Service Equipment--North America, Food Service Equipment--Europe and Rest of World, Food Retail Equipment, Building and Consumer Products, Property and Corporate. Accordingly, data for each of the periods presented has been restated to reflect this change. During Fiscal 2001, we sold our building and consumer products division, and accordingly, the data for each period presented has been restated to reflect the building and consumer products division as a discontinued operation for all periods presented and the discussion below focuses on the continuing operations of the group. Subsequent to Fiscal 2001, as part of our restructuring, we have combined Food Service Equipment--North America and Food Service Equipment--Rest of World, and they are now managed as one Global Food Service Equipment group.

         The following table sets forth the components of our consolidated profit and loss accounts, as presented in our consolidated historical financial statements included elsewhere in this annual report, and as a percentage of turnover (net sales) of our continuing operations for Fiscal 1999, Fiscal 2000 and Fiscal 2001.

                                                                                  Fiscal year ended
                                                                                  -----------------
                                                            October 2,              September 30,              September 29,
                                                              1999                      2000                       2001
                                                              ----                      ----                       ----
                                                                          (in millions, except percentages)
Turnover (net sales) from continuing operations:
   Global Food Service Equipment..................    (Pounds)447.9    91.3%   (Pounds)665.1    73.5%   (Pounds)684.1   75.7%
   Food Retail Equipment..........................             41.8     8.5%           219.4    24.3%           203.1   22.5%
   Property.......................................              1.0     0.2%            19.9     2.2%            16.6    1.8%
                                                      -------------   -----    -------------   -----    -------------  -----
      Total turnover from continuing operations...            490.7   100.0%           904.4   100.0%           903.8  100.0%
Operating profit/(loss) from continuing operations
   before goodwill amortization and exceptional
   items:
   Global Food Service Equipment..................             61.3    12.5%            88.9     9.8%            80.3    8.9%
   Food Retail Equipment..........................              5.3     1.1%            22.6     2.5%            10.4    1.1%
   Property.......................................              0.2       -              8.4     0.9%             9.0    1.0%
   Corporate costs................................             (6.2)   (1.2%)           (7.3)   (0.7%)           (8.9)  (1.0%)
                                                      -------------   -----    -------------   -----    -------------  -----
      Total operating profit/(loss) from continuing
        operations before goodwill amortization and
        exceptional items.........................             60.6    12.4%           112.6    12.5%            90.8   10.0%
Operating exceptional items.......................             (6.0)   (1.2%)              -       -           (167.5) (18.5%)
Goodwill amortization.............................             (2.7)   (0.6%)          (21.4)   (2.4%)          (23.0)  (2.5%)
                                                      -------------   -----    -------------   -----    -------------  -----

Operating profit/(loss) from continuing operations.....         51.9   10.6%           91.2   10.1%           (99.7)    (11.0%)
Operating profit from discontinued operations..........         24.0    4.9%           27.1    3.0%             9.1       1.0%
Profit on disposal of businesses and property fixed
   assets..............................................          4.1    0.8%           3.0     0.3%            23.5       2.6%
Net interest payable and similar charges...............        (13.3)  (2.7%)        (37.5)   (4.1%)          (41.9)     (4.7%)
                                                        ------------   ----   ------------    ----   --------------     -----
Profit/(loss) on ordinary activities before taxation...         66.7   13.6%          83.8     9.3%          (109.0)    (12.1%)
Tax on profit/(loss) on ordinary activities............         (5.9)  (1.2%)        (14.2)   (1.6%)           (6.6)     (0.7%)
                                                        ------------   ----   ------------    ----   --------------     -----
Equity minority interest...............................            -      -           (0.3)      -             (0.3)        -
                                                        ------------   ----   ------------    ----   --------------     -----
Profit/(loss) for the period........................... (Pounds)60.8   12.4%  (Pounds)69.3     7.7%  (Pounds)(115.9)    (12.8%)
                                                        ============   ====   ============    ====   ==============     =====

Fiscal 2001 Compared to Fiscal 2000

Turnover (Net Sales) from Continuing Operations

         Total turnover from continuing operations decreased by (Pounds)0.6 million, or 0.1%, to (Pounds)903.8 million in Fiscal 2001 from (Pounds)904.4 million in Fiscal 2000.

         Global Food Service Equipment. The following table sets forth a summary of our turnover (net sales) from our global food service equipment group.

                                                                    Fiscal 2000              Fiscal 2001             Change
                                                                    -----------               -----------            ------
                                                                                  (in millions, except percentages)
North America.................................................  (Pounds)487.0   73.2%   (Pounds)498.7   72.9%  (Pounds)11.7   2.4%
Europe & Rest of World........................................          178.1   26.8%           185.4   27.1%           7.3   4.1%
                                                                -------------  -----    -------------  -----   ------------   ---
Total Global Food Service Equipment...........................  (Pounds)665.1  100.0%   (Pounds)684.1  100.0%  (Pounds)19.0   2.9%
                                                                =============  =====    =============  =====   ============   ===

         Turnover increased by (Pounds)19.0 million, or 2.9%, to (Pounds)684.1 million in Fiscal 2001 from (Pounds)665.1 million in Fiscal 2000.

         Turnover from our North America operations increased by (Pounds)11.7 million, or 2.4%, to (Pounds)498.7 million in Fiscal 2001 from (Pounds)487.0 million in Fiscal 2000. The increase reflected both the effects of positive foreign exchange movements of approximately (Pounds)33.1 million due to the strength of the dollar against pounds sterling and additional revenues of (Pounds)22.1 million attributable to the acquisition of the Jackson business in First Quarter 2001. These increases were substantially offset by a decline in comparable sales of approximately (Pounds)43.5 million, or 8.9%, reflecting the general downturn in the North American food service equipment market.

         Turnover from Europe and the rest of the world increased by (Pounds)7.3 million, or 4.1%, to (Pounds)185.4 million in Fiscal 2001 from (Pounds)178.1 million in Fiscal 2000. This resulted primarily from an increase of approximately (Pounds)8.6 million attributable to a full year of sales from Fiscal 2000 acquisitions, primarily the Merrychef business and the effects of positive foreign exchange movements of approximately (Pounds)100,000. These increases were offset in part by a decrease in comparable sales of approximately (Pounds)1.4 million, or 1.2%, which was primarily the result of weakening performance in the German market and in the U.K. beverage business.

         Food Retail Equipment. Turnover decreased by (Pounds)16.3 million, or 7.4%, to (Pounds)203.1 million in Fiscal 2001 from (Pounds)219.4 million in Fiscal 2000. This was due to decreases in comparable sales of approximately (Pounds)25.4 million, or 11.6%, attributable to decreased sales levels at Kysor Warren, offset in part by positive foreign exchange movements of approximately (Pounds)9.1 million. Kysor Warren, which accounted for over 41% of sales in the food retail group, suffered from a challenging market environment characterized by continuing consolidation of key U.S. supermarket chains and a resulting slowdown in new store openings. In addition, sales from our Austral subsidiary declined after sales increases in the prior year associated with preparations for the Olympic games in Sydney.

         Property. Sales of property assets decreased by (Pounds)3.3 million, to (Pounds)16.6 million in Fiscal 2001 from (Pounds)19.9 million in Fiscal 2000. Revenue on property sales is recognized only when land is sold.

Operating Profit from Continuing Operations before Goodwill Amortization and Exceptional Items

         Operating profit from continuing operations before goodwill amortization and exceptional items decreased by (Pounds)21.8 million, or 19.4%, to (Pounds)90.8 million in Fiscal 2001 from (Pounds)112.6 million in Fiscal 2000. The decrease reflected decreases in operating profit from continuing operations before goodwill amortization and exceptional items in our food service equipment and food retail equipment business and increased corporate costs, offset in part by increased profit from property sales.

         Global Food Service Equipment. The following table sets forth a summary of our operating profit from continuing operations before goodwill amortization and exceptional items from our global food service equipment group.

                                                                       Fiscal 2000          Fiscal 2001                Change
                                                                       -----------          -----------                ------
                                                                                   (in millions, except percentages)
North America...............................................     (Pounds)66.3   74.6%  (Pounds)62.6    78.0%  (Pounds)(3.7)   (5.6%)
Europe & Rest of World......................................             22.6   25.4%          17.7    22.0%          (4.9)  (21.7%)
                                                                 ------------  -----   ------------   -----   ------------   -----
Total Global Food Service Equipment.........................     (Pounds)88.9  100.0%  (Pounds)80.3   100.0%  (Pounds)(8.6)   (9.7%)
                                                                 ============  =====   ============   =====   ============   =====

         Operating profit from continuing operations before goodwill amortization and exceptional items decreased (Pounds)8.6 million, or 9.7%, to (Pounds)80.3 million in Fiscal 2001 from (Pounds)88.9 million in Fiscal 2000.

         Operating profit from continuing operations before goodwill amortization and exceptional items in North America decreased by (Pounds)3.7 million, or 5.6%, to (Pounds)62.6 million in Fiscal 2001 from (Pounds)66.3 million in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales from North America decreased by 1.0% to 12.6% in Fiscal 2001 from 13.6% in Fiscal 2000, primarily because fixed costs did not decline at the same rate as sales volumes. Operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales decreased by approximately (Pounds)9.6 million from Fiscal 2000, primarily due to sales volume decreases described above and inflationary cost increases that were partially offset by the benefit of costs savings achieved through the implementation of restructuring programs in the second half of Fiscal 2001. The decrease in operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales was partially offset by additional profits of approximately (Pounds)2.0 million attributable to the acquisition of the Jackson business in the first quarter of Fiscal 2001, as well as the effects of favorable foreign exchange movements of approximately (Pounds)3.9 million.

         Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and the rest of the world decreased by (Pounds)4.9 million, or 21.7%, to (Pounds)17.7 million in Fiscal 2001 from (Pounds)22.6 million in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales from Europe and the rest of the world decreased by 3.2% to 9.5% in Fiscal 2001 from 12.7% in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales decreased by approximately (Pounds)6.3 million from Fiscal 2000, principally due to lower volumes and margins at our beverage businesses and losses at Scotsman Response Limited (approximately (Pounds)1.3 million). Other factors contributing to the decline in operating profit from continuing operations before goodwill amortization and exceptional items included lower margins at our distribution companies in Canada and Europe due the effects of the strong U.S. dollar on products imported from the United States. This was partially offset by cost savings achieved through the restructuring programs implemented in the second half of Fiscal 2001 as well as additional operating profits of approximately (Pounds)1.4 million attributable to a full year of operations from Fiscal 2000 acquisitions, primarily the Merrychef business.

         Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items decreased by (Pounds)12.2 million, or 54.0%, to (Pounds)10.4 million in Fiscal 2001 from (Pounds)22.6 million in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales from the food retail equipment group decreased by 5.2% to 5.1% in Fiscal 2001 from 10.3% in Fiscal 2000. Operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales decreased by approximately (Pounds)12.8 million from Fiscal 2000, primarily due to lower sales volumes and a relative increase in sales of lower margin products at Kysor Warren and Austral. Increased competition created lower pricing for refrigerated display cases, which was offset by cost savings achieved through the restructuring programs implemented in the second half of Fiscal 2001. This decrease in operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales excludes the effects of approximately (Pounds)0.6 million of favorable foreign exchange movements.

         Property. Operating profit increased by (Pounds)0.6 million, or 7.1%, to (Pounds)9.0 million in Fiscal 2001, from (Pounds)8.4 million in Fiscal 2000.

         Corporate Costs. Corporate costs increased by (Pounds)1.6 million, or 21.9%, to (Pounds)8.9 million in Fiscal 2001 from (Pounds)7.3 million in Fiscal 2000. This was primarily the result of higher personnel costs due to the implementation of our centralized management strategy as well as increased consultancy costs.

Goodwill Amortization

         Goodwill amortization from continuing operations increased by (Pounds)1.6 million to (Pounds)23.0 million in Fiscal 2001 from (Pounds)21.4 million in Fiscal 2000, due to the full year effect of acquisitions in Fiscal 2000 and the partial year impact of acquisitions in 2001. These charges do not affect our cash flows.

Operating Exceptional Items

         We recognized exceptional operating costs from continuing operations of (Pounds)167.5 million in Fiscal 2001. These charges consisted of a writedown of (Pounds)100.0 million in the carrying value of goodwill associated with the Scotsman acquisition, which we reassessed following the recent downturn in the U.S. economy, restructuring costs of (Pounds)33.1 million and (Pounds)8.5 million of professional fees incurred in connection with a review of our strategic options. In addition, we recorded charges of (Pounds)13.7 million relating to revisions of working capital provisions and exceptional warranty costs as well as (Pounds)12.2 million related to the settlement of the Bomar litigation. See "Item 10. Additional Information--Material Contracts."

Profit on Disposal of Businesses and Other Assets

         Profit on disposal of businesses and other assets in Fiscal 2001 amounted to (Pounds)23.5 million and related to a (Pounds)29.1 million gain recognized on the sale of our building and consumer products division in June 2001, partially offset by a loss of (Pounds)5.6 million recognized on the sale of Scotsman Response in September 2001.

Net Interest Payable and Similar Charges

         Net interest payable and similar charges increased by (Pounds)4.4 million, or 11.7%, to (Pounds)41.9 million in Fiscal 2001 from (Pounds)37.5 million in Fiscal 2000. The increase was due primarily to the write-off of (Pounds)5.8 million in remaining unamortized financing costs related to a previous financing facility, which was replaced with a new multi-currency facility in March 2001. Excluding this charge, interest expense declined by (Pounds)1.4 million, reflecting lower average principal and interest rates, offset in part by adverse foreign exchange movements.

Tax on Profit/(Loss) on Ordinary Activities

         Provision for income taxes decreased by (Pounds)7.6 million, or 53.5%, to (Pounds)6.6 million in Fiscal 2001 from (Pounds)14.2 million in Fiscal 2000. Despite reporting a loss in Fiscal 2001, we still incurred a tax charge due to the effects of non-deductible items, such as goodwill amortization and impairment. Our effective tax rate was 16.9% in Fiscal 2000. Our effective income tax rate is significantly lower than the statutory rate in the U.K. and the U.S. Federal statutory rate of 35% and 30%, respectively, due primarily to the benefit of net operating loss carryforwards. At September 29, 2001, we had approximately (Pounds)190.0 million, (Pounds)85.0 million and (Pounds)9.0 million of losses available to offset against future profits in the U.S., the U.K. and other territories, respectively. The U.S. losses will fully expire by Fiscal 2010, but are expected to be fully utilized prior to that date. Losses in the U.K. and other territories do not expire.

Operating Profit from Discontinued Operations

         Operating profit from discontinued operations for Fiscal 2001 was (Pounds)9.1 million and relates to our building and consumer products division, which we sold in June 2001.

Fiscal 2000 Compared To Fiscal 1999

Turnover (Net Sales) from Continuing Operations

         Total turnover from continuing operations increased by (Pounds)413.7 million, or 84.3%, to (Pounds)904.4 million in Fiscal 2000 from (Pounds)490.7 million in Fiscal 1999, primarily due to sales generated by the Scotsman businesses acquired ((Pounds)382.8 million), as well as favorable foreign exchange gains of approximately (Pounds)19.0 million, partially offset by a decrease in comparable sales of approximately (Pounds)8.0 million.

         Global Food Service Equipment. The following table sets forth a summary of our turnover from our global food service equipment group.

                              Fiscal 1999    Fiscal 2000    Change
                              -----------    -----------    ------
                                (in millions, except percentages)

North America....... (Pounds)342.6 76.6% (Pounds)487.0 73.2% (Pounds)144.4 42.1%

Europe & Rest of World.........................................         105.3      23.4%         178.1   26.8%          72.8  69.1%
                                                                -------------     -----  -------------  -----  -------------  ----
   Total Global Food Service Equipment......................... (Pounds)447.9     100.0% (Pounds)665.1  100.0% (Pounds)217.2  48.5%
                                                                =============     =====  =============  =====  =============  ====

         Turnover increased by (Pounds)217.2 million, or 48.5%, to (Pounds)665.1 million in Fiscal 2000 from (Pounds)447.9 million in Fiscal 1999.

         Turnover from our North America operations increased by (Pounds)144.4 million, or 42.1%, to (Pounds)487.0 million in Fiscal 2000 from (Pounds)342.6 million in Fiscal 1999. The majority of the increase, approximately (Pounds)119.8 million, was attributable to the full-year impact in Fiscal 2000 of the acquisition of the Scotsman businesses, which closed during the fourth quarter of Fiscal 1999, excluding the effects of favorable foreign exchange movements of approximately (Pounds)20.8 million. The remaining increase, approximately (Pounds)3.8 million, related to comparable sales increases resulting from price increases and a favorable change in product mix compared to Fiscal 1999.

         Turnover from Europe and the rest of the world increased by (Pounds)72.8 million, or 69.1%, to (Pounds)178.1 million in Fiscal 2000 from (Pounds)105.3 million in Fiscal 1999. The acquisitions of the Scotsman beverage businesses and Merrychef in the U.K. as well as the Scotsman Ice business in Italy accounted for an increase of (Pounds)79.1 million. In addition, comparable sales increased by approximately (Pounds)5.0 million due to general volume increases as well as the full year effects of the Convotherm business, which was acquired in December 1998. These increases were offset by the effects of unfavorable exchange rate movements of approximately (Pounds)11.3 million.

         Food Retail Equipment. Turnover increased by (Pounds)177.6 million, or 424.9%, to (Pounds)219.4 million in Fiscal 2000 from (Pounds)41.8 million in Fiscal 1999. The majority of the increase, (Pounds)183.9 million, was attributable to the full-year effect of the Scotsman retail businesses (Kysor Warren and Kysor Panel Systems) acquired in the fourth quarter of Fiscal 1999. Turnover also benefitted from the effects of favorable foreign exchange movements of approximately (Pounds)9.5 million.

         Property. Sales of property assets were(Pounds)19.9 million in Fiscal 2000, compared to(Pounds)1.0 million in Fiscal 1999. Revenue on property sales is only recognized when land is sold.

Operating Profit from Continuing Operations before Goodwill Amortization and Exceptional Items

         Operating profit from continuing operations before goodwill amortization and exceptional items increased by (Pounds)52.0 million, or 85.8%, to (Pounds)112.6 million in Fiscal 2000 from (Pounds)60.6 million in Fiscal 1999, primarily due to the Scotsman acquisition, as well as a significant increase in profits from property sales.

         Global Food Service Equipment. The following table sets forth a summary of our operating profit from continuing operations before goodwill amortization and exceptional items from our global food service equipment group.

                                                Fiscal 1999          Fiscal 2000           Change
                                                -----------          -----------           ------
                                                     (in millions, except percentages)
North America........................... (Pounds)49.3   80.4%  (Pounds)66.3  74.6% (Pounds)17.0  34.5%
Europe & Rest of World..................         12.0   19.6%          22.6  25.4%         10.6  88.3%
                                         ------------  -----   ------------ -----  ------------  ----
Total Global Food Service Equipment..... (Pounds)61.3  100.0%  (Pounds)88.9 100.0% (Pounds)27.6  45.0%
                                         ============  =====   ============ =====  ============  ====

         Operating profit from continuing operations before goodwill amortization and exceptional items increased by (Pounds)27.6 million, or 45.0%, from (Pounds)61.3 million in Fiscal 1999 to (Pounds)88.9 million in Fiscal 2000.

         Operating profit from continuing operations before goodwill amortization and exceptional items from our North America operations increased by (Pounds)17.0 million, or 34.5%, from (Pounds)49.3 million in Fiscal 1999 to (Pounds)66.3 million in Fiscal 2000. The largest portion of the increase, approximately (Pounds)13.2 million, was due to the full year effect of the Scotsman businesses acquired in fourth quarter of Fiscal 1999. Operating profit from continuing operations before goodwill amortization and exceptional items also benefitted from approximately (Pounds)2.9 million in favorable foreign exchange movements. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales in North America decreased by 0.8% to 13.6% in Fiscal 2000 from 14.4% in Fiscal 1999, primarily reflecting the acquisition of Scotsman, which had businesses which operated at lower margins.

         Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and the rest of the world increased by (Pounds)10.6 million to (Pounds)22.6 million in Fiscal 2000 from (Pounds)12.0 million in Fiscal 1999. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales of Europe and the rest of the world increased by

1.3% to 12.7% in Fiscal 2000 from 11.4% in Fiscal 1999. The majority of the increase, approximately (Pounds)10.3 million, related to the acquisitions of the Scotsman Beverage businesses and Merrychef in the U.K. as well as the Scotsman Ice business in Italy. In addition, operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales increased approximately (Pounds)1.9 million due to improved margins. These measures were partially offset by adverse foreign exchange movements of approximately (Pounds)1.6 million.

         Food Retail Equipment. Operating profit from continuing operatings before goodwill amortization and exceptional items increased by (Pounds)17.3 million from (Pounds)5.3 million in Fiscal 1999 to (Pounds)22.6 million in Fiscal 2000. The majority of the increase, (Pounds)16.5 million, was attributable to the full-year effect of the Scotsman retail businesses (Kysor Warren and Kysor Panel Systems) acquired in the fourth quarter of Fiscal 1999. Operating profit from continuing operations before goodwill amortization and exceptional items also benefitted from the effects of favorable foreign exchange movements of approximately (Pounds)1.0 million. This was offset by a decrease in operating profit from continuing operations before goodwill amortization and exceptional items from comparable sales of (Pounds)0.2 million due to sales declines at Kysor Warren. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales decreased by 2.4% to 10.3% in Fiscal 2000 from 12.7% in Fiscal 1999.

         Property. Operating profit increased by (Pounds)8.2 million, from (Pounds)0.2 million in Fiscal 1999 to (Pounds)8.4 million in Fiscal 2000, reflecting the higher level of property sales in Fiscal 2000.

         Corporate Costs. Corporate costs increased by (Pounds)1.1 million from (Pounds)6.2 million in Fiscal 1999 to (Pounds)7.3 million in Fiscal 2000, primarily due to higher personnel costs as we integrated the Scotsman businesses.

Goodwill Amortization

         Goodwill amortization from continuing operations increased by (Pounds)18.7 million to (Pounds)21.4 million in Fiscal 2000 from (Pounds)2.7 million in Fiscal 1999, primarily due to the impact of a full year of amortization in Fiscal 2000 of the goodwill acquired as part of the Scotsman acquisition in Fiscal 1999.

Exceptional Items

         We did not incur any exceptional costs in Fiscal 2000. The exceptional costs of (Pounds)6.0 million in Fiscal 1999 related to the restructuring of Scotsman facilities acquired in the fourth quarter of Fiscal 1999.

Profit on Disposal of Businesses and Property Fixed Assets

         Profit on disposal of businesses and property fixed assets decreased (Pounds)1.1 million from (Pounds)4.1 million to (Pounds)3.0 million, due to timing and nature of sales.

Net Interest Payable and Similar Charges

         Net interest payable and similar charges increased by (Pounds)24.2 million from (Pounds)13.3 million in Fiscal 1999 to (Pounds)37.5 million in Fiscal 2000. This increase was attributable to the impact of a full year of increased outstanding indebtedness, which was incurred primarily in connection with our acquisition of Scotsman in the fourth quarter of Fiscal 1999, partially offset by reductions caused by the redemption of our outstanding convertible unsecured loan stock in Fiscal 2000.

Tax on Profit of Ordinary Activities

         Provision for income taxes increased by (Pounds)8.3 million from (Pounds)5.9 million in Fiscal 1999 to (Pounds)14.2 million in Fiscal 2000. The increase resulted primarily from higher income during Fiscal 2000 in tax jurisdictions where we did not have the benefit of prior year losses. Accordingly, our effective tax rate increased by 8.1% to 16.9% in Fiscal 2000 from 8.8% in Fiscal 1999.

Operating Profit from Discontinued Operations

         Operating profit from discontinued operations for Fiscal 2000 was (Pounds)24.0 million relating to our building and consumer products division sold in June 2001.

U.S. GAAP Reconciliation

         Net loss under U.S. GAAP for Fiscal 2001 was (Pounds)113.7 million, compared to a net loss for the same period of (Pounds)115.9 million under U.K. GAAP. The primary differences between the net loss amount under U.S. GAAP and U.K. GAAP related to additional amortization of goodwill resulting from acquisitions completed before March 31, 1998 (of (Pounds)16.6 million), as well as differences in net asset values under U.S. GAAP which resulted in a reduced impairment charge of (Pound)9.8 million.

         Net income under U.S. GAAP for Fiscal 2000 was (Pound)25.3 million, compared to net income for the same period of (Pound)69.3 million under U.K. GAAP. The primary differences between the net income amount under U.S. GAAP and U.K. GAAP related to additional amortization of goodwill ((Pound)16.5 million) resulting from acquisitions completed before March 31, 1998, as well as movements in deferred taxation not recognized under U.K. GAAP ((Pound)27.0 million).

         U.S. GAAP also affects the accounting for certain reorganization costs in purchase price allocations, the timing of the recognition of gains on sale/leaseback transactions, the timing of the recognition of restructuring expenses, and the accounting for pension related costs. In addition, differences exist in the presentation of certain financial statement line items such as cost of goods sold, exceptional items, gain on sale of business and operating costs.

         For a further explanation of the differences between U.K. GAAP and U.S. GAAP, including a summary of the impact of recently issued U.S. accounting standards, please refer to Note 29 to our consolidated financial statements included elsewhere in this report.

Liquidity and Capital Resources

Overview

         During the past three years, our principal sources of funds have been cash flows generated from operations, dispositions of assets and bank borrowings. We incurred substantial debt to acquire Scotsman in 1999, and we generated approximately (Pound)98.6 million from the sale of businesses in 2001, which we utilized to pay down existing debt.

Historical Cash Flows

         The following table sets forth a summary of cash flow items for the periods presented:

                                                                                 Fiscal      Fiscal        Fiscal
                                                                                  1999        2000          2001
                                                                                  ----        ----          ----
                                                                                  (amounts in millions)
Net cash inflow from operating activities before exceptional items.....    (Pound)88.3 (Pound)160.5  (Pound)120.8
Net cash outflow from operating exceptional items......................             --           --         (27.8)
                                                                           ----------- ------------  ------------
Net cash inflow from operating activities..............................           88.3        160.5          93.0
                                                                           =========== ============  ============


Capital expenditure and financial investment...........................          (16.9)       (23.3)        (16.3)
Acquisitions and disposals.............................................         (233.0)       (48.2)         72.8
Financing..............................................................          183.4        (13.8)        (60.6)

Operating Activities

         Net cash provided by operating activities before exceptional items decreased by (Pound)39.7 million to (Pound)120.8 million in Fiscal 2001 from (Pound)160.5 million in Fiscal 2000. This was primarily attributable to the decrease in operating profit of (Pound)41.4 million, partially offset by improvements in working capital of (Pound)4.0 million. The increase of (Pound)72.2 million to (Pound)160.5 million in Fiscal 2000 from (Pound)88.3 million in Fiscal 1999 was primarily due to the full year effects of cash generated by the Scotsman businesses acquired in the fourth quarter of Fiscal 1999.

Capital Expenditure and Financial Investment and Acquisitions and Disposals

         Cash provided by such activities was (Pound)56.5 million in Fiscal 2001, compared to cash used in such activities of (Pound)71.5 million in Fiscal 2000, an increase of (Pound)128.0 million. This change was primarily the result of a decrease in cash expended for acquisitions and equipment of (Pound)30.4 million in Fiscal 2001, and cash received from the sale of our building and consumer products division of (Pound)98.6 million, offset partially by a decrease in cash received from the sale of assets of (Pound)0.8 million in Fiscal 2001. Cash used in such activities decreased by (Pound)178.4 million, to (Pound)71.5 million in Fiscal 2000 from (Pound)249.9 million in Fiscal 1999, due primarily to the decrease in cash payments to acquire businesses of (Pound)182.9 million, offset partially by a decrease in proceeds from sale of fixed assets of (Pound)8.0 million.

Financing Activities

         Cash used in financing activities increased by (Pound)46.8 million, to (Pound)60.6 million in Fiscal 2001, compared to cash used in financing activities of (Pound)13.8 million for Fiscal 2000. This change was primarily due to a decrease in net borrowings. Cash used in financing activities increased by (Pound)197.2 million to cash used of (Pound)13.8 million in Fiscal 2000 from cash provided of (Pound)183.4 million in Fiscal 1999. This change reflected the substantial borrowings obtained to fund the acquisition of the Scotsman businesses in the fourth quarter of Fiscal 1999.

Capital Expenditure and Commitments

         We made capital expenditures for equipment and construction of new facilities for continuing operations in the aggregate amount of (Pound)19.3 million, (Pound)20.6 million and (Pound)20.8 million in Fiscal 2001, 2000 and 1999, respectively. These capital expenditures were financed using a combination of cash flows from operations, borrowings under credit facilities and sale and leaseback arrangements. These included the construction of a new 135,000 square foot manufacturing facility in Shreveport, Louisiana for our Frymaster subsidiary and a 25,000 square foot facility in New Port Richey, Florida to house our technology center. The Frymaster facility was completed in November 1999, and the technology center was completed in March 1999. In June 2000, we completed a 17,000 square foot addition to the technology center, which is also our new principal office in the United States. The total cost of acquiring, building and equipping the Frymaster facility was (Pound)9.7 million. The cost of the initial acquisition, building and equipping of the technology center was (Pound)2.2 million, and the cost of the addition to the technology center was (Pound)0.9 million. In addition, we have completed construction of a new factory for our Convotherm subsidiary in Germany, which cost about (Pound)3.0 million, and a new factory for our Viscount Catering subsidiary in the U.K., which cost about (Pound)5.0 million.

         At September 29, 2001, we had (pound)2.9 million in outstanding contracts to purchase fixed assets. We expect to fund these commitments using cash from operating activities.

Research and Development

         Our policy is to expense research and development costs as they are incurred. Research and development expenditures for Fiscal 2001, 2000, and 1999 were (pound)13.8 million, (pound)13.6 million, and (pound)8.9 million, respectively.

Working Capital

         The Company is of the opinion that, having regard to the credit facilities available to the Group and the net proceeds of the rights offering, the working capital available to the Group is sufficient for the Group's present requirements, that is, for at least the next twelve months from the date of publication of this annual report.

Material Financial Requirements

         On February 20, 2002, our direct subsidiary, Enodis Holdings Limited ("Holdings"), entered into a senior secured credit agreement with certain of our other subsidiaries as borrowers and/or as guarantors (the "guarantors"), Credit Suisse First Boston, London Branch and The Royal Bank of Scotland plc as arrangers and The Royal Bank of Scotland plc, issuing bank and as agent. The senior secured credit facilities are comprised of a $300 million 5 year "A" term loan facility (the "A Term Loan Facility") and a $70 million 6 year "B" term loan facility (the "B Term Loan Facility" and together the "Term Loan Facility") and a $85 million 5 year revolving credit facility (the "Revolving Facility"). The proceeds of the Term Loan Facility were used to repay outstanding indebtedness under our prior credit facility. The Revolving Facility can be used to finance working capital requirements and for general corporate purposes. The A Term Loan Facility and the Revolving Facility both mature five years from the date of the facility. The indebtedness under the senior secured credit facilities is secured by fixed and floating charges over substantially all the assets of the borrowers and the guarantors. Each of the guarantors will unconditionally guarantee Holdings' and each other guarantor's obligations under the senior secured credit facilities. The senior secured credit facilities contain customary operating and financial covenants including, without limitation, covenants to maintain minimum ratios of EBITDA to total interest costs, cashflow to total funding costs, total net debt to EBITDA, total net senior debt to EBITDA and minimum tangible net worth, each term as defined in the senior secured credit agreement. The senior secured credit facilities also include covenants relating to limitations on sales of assets, mergers, indebtedness, acquisitions and liens. Advances under the A Term Loan Facility and the Revolving Facility bear interest at LIBOR or EURIBOR plus a margin and advances under the B Term Loan Facility bear interest at LIBOR plus a margin. The margins are adjusted after September 30, 2002, based on the Group's ratio of consolidated total net debt to consolidated EBITDA. A commitment fee based on the undrawn amount of the Revolving Facility commitment is payable quarterly in arrears. Mandatory prepayment in full is required if there is a change in control of the Company or a disposal of substantially all of the assets of the Company and its subsidiaries. Certain mandatory partial repayments are required to be made out of proceeds from asset sales, other than in the ordinary course of business, not immediately reinvested in replacement assets or 75% of surplus cash of the Company in any fiscal year as defined in the senior secured credit agreement. The senior secured credit facilities contain customary events of default, including failure to make payments under the senior secured credit facilities, breach of covenants, including financial covenants, breach of representations, cross-default in respect of indebtedness in excess of (Pound)5 million, insolvency, bankruptcy or similar events, change of control and material adverse change.

         On February 20, 2002, we entered into a bridge loan facility with The Royal Bank of Scotland plc and Credit Suisse First Boston, London Branch as arrangers and Credit Suisse First Boston, as agent. The facility consists of a (Pound)150 million bridge loan with an initial maturity of 364 days. We used the bridge proceeds to repay outstanding indebtedness under our prior credit facility. We expect to repay the bridge loan facility (and any exchange notes that are issued, as described below) with the net proceeds from the proposed issue of Notes and the net proceeds of the rights offering. Each lender of the bridge loans has the right, three months after February 20, 2002, to receive, in exchange for its bridge loan or a portion thereof, exchange notes of the Company that will rank pari passu with the bridge loans. The exchange notes will mature on February 20, 2012. If any lender under the bridge loan facility does not exchange its bridge loan for exchange notes on or prior to February 20, 2003, such lender will be required to extend the maturity of such loan to February 20, 2012. The bridge loan facility and the exchange notes contain operating and financial covenants that are applicable during the first 364 days in substantially the same form as those governing the Term Loan Facility and the Revolving Facility including, without limitation, minimum ratios of EBITDA to total interest costs, cashflow to total funding costs, total net debt to EBITDA, total net senior debt to EBITDA and minimum tangible net worth, each term as described in the bridge loan facility. The bridge loan facility and the exchange notes also include covenants relating to limitations on sales of assets, dividends and other restricted payments, mergers, indebtedness, acquisitions and liens. Prior to February 20, 2003, advances under the bridge loan facility and the exchange notes bear interest at LIBOR plus a margin plus mandatory costs. The margin will increase by 0.5% each three month period thereafter, up to February 20, 2003. After February 20, 2003, if advances under the bridge loan facility remain outstanding, the interest rate on the bridge loans or the exchange notes will become fixed based on a formula which references a number of market indices plus a margin. Interest on the bridge loan facility (and any exchange notes) is capped at 16% per annum. The bridge loan facility and the exchange notes contain customary events of default including failure to make payments under the bridge loan facility, breach of covenants, including financial covenants, breach of representations, cross-default in respect of indebtedness in excess of (Pound)5 million, insolvency, bankruptcy or similar events, change of control and material adverse change.

         We have also borrowed funds under several industrial revenue bonds, which bear interest at rates that are adjusted based on market movements and were between 2.0% and 5.7% during Fiscal 2001. At September 29, 2001, and September 30, 2000, respectively, an aggregate of (Pound)11.3 million and (Pound)15.7 million was outstanding under the industrial revenue bonds. We also have loans aggregating (Pound)3.1 million payable under senior promissory notes.

Current Financial and Trend Information

         Subsequent to the end of Fiscal 2001, we have taken further actions to reduce costs and target market share gain opportunities. Nevertheless, the trading climate has become more difficult and we have planned on the basis that it will remain difficult through the balance of Fiscal 2002. We plan to address the situation by taking action to reduce costs further, targeting further cost savings of some (Pound)10 million for the new financial year through strategic headcount reductions, discretionary cost savings, leveraging purchasing power and ongoing manufacturing restructuring. We estimate exceptional items of some (Pound)6 million in Fiscal 2002 relating to these actions. We are also taking actions to improve top line performance, and we believe that our scale, broad product range, technology, and industry relationships position us well to achieve this.

Dividend Payment

         In light of the downturn in our end markets and uncertain economic conditions, our Board decided that it would not be prudent to maintain recent dividend levels, and accordingly no final dividend was paid in respect of the financial year ended September 29, 2001. The Board's intention is to resume payment of dividends when it is financially prudent to do so.

         For the purposes of the new financing arrangements, substantially all of the subsidiaries and other assets previously held by the parent company of our Group have been transferred to another Group company. The effect of these transfers, for statutory accounting purposes, is the recognition of certain losses in the parent company. These losses do not arise on consolidation and will not have an impact on our Group results. However, as a result of the losses recognized on this transfer, we do not currently have sufficient distributable reserves to lawfully make dividend payments.

         As and when our Board determines to resume dividend payments, we will seek to take the steps necessary to enable us to increase our distributable reserves so that we are able to lawfully pay dividends. Any such action is likely to require the approval of our shareholders and court approval. In addition, our ability to make future dividend payments will depend on our profit and cash flow and the need to comply with the terms of the new credit facilities and the proposed notes.

New Accounting Pronouncements

U.K. GAAP

         The effects of the adoption of this standard on net assets has been disclosed in Note 25 to our consolidated financial statements included elsewhere in this annual report, and the effects of adoption on the profit and loss account is not expected to be material.

         In November 2000, the U.K. Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 17, "Retirement Benefits" relating to accounting for pension costs and other post-retirement benefits, which replaces Statement of Standard Accounting Practice ("SSAP") No. 24, "Accounting for Pension Costs," and Urgent Issues Task Force Abstract ("UITF") No. 6, "Accounting for post-retirement benefits other than pensions." FRS17 changes the accounting for defined benefit schemes as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. The accounting requirements of FRS 17 are mandatory for periods ending on or after June 22, 2003. However, we have adopted the applicable disclosure provisions of FRS 17 during Fiscal 2001.

         In December 2000, the ASB issued FRS 19, "Deferred Tax," which replaces SSAP 15 "Accounting for Deferred Tax" and prescribes significant changes to the existing accounting and disclosure for deferred tax. The requirements of FRS 19 must be adopted for the first time in the Group accounts for the year ending September 28, 2002. FRS 19 requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation, to the extent that it is regarded as more likely than not that they will be recovered. On implementation of FRS 19, a prior period adjustment will be required to reflect the change in basis of accounting for all periods presented. This adjustment is expected to result in the recognition of a significant deferred tax asset.

U.S. GAAP

Adopted in 2001

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts (collectively referred to as embedded derivatives) and for hedging activities. The new standard requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We adopted the provisions of these statements in October 2000. Upon the adoption of SFAS 133, we recorded a gain of (Pound)0.2 million as a cumulative effect of accounting change to reflect the fair value of those instruments which do not meet the hedging criteria under SFAS 133. Subsequent to adoption, we have recorded a loss of (Pound)0.8 million related to changes in the fair value of such derivative instruments.

         In June 2000, the SEC issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues. We adopted the applicable provisions of SAB 101 during Fiscal 2001. The impact of adopting the provisions of SAB 101 was not material.

Recent Pronouncements

         In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations", ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001, and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. We have had no business combinations subsequent to June 30, 2001.

         SFAS 142 is effective for fiscal years beginning after December 15, 2001, for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are currently assessing but have not yet determined the impact of SFAS 142 on our financial position and results of operations.

         In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs the obligation. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We are currently assessing but have not yet determined the impact of SFAS 143 on our financial position and results of operations.

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS 144"), which serves to clarify and further define the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 144 does not apply to goodwill and other intangible assets that are not amortized. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We are currently assessing but have not yet determined the impact of SFAS 144 on our financial position and results of operations."

"

         Item 6. Directors, Senior Management and Employees

         The following table sets forth information regarding our directors and executive officers as of the date of this report:

Name                                Age  Title
----                                ---  -----
Directors:
Andrew J. Allner................     48  Director and Chief Executive Officer
Robert E. Briggs................     54  Director
Peter M. Brooks.................     55  Director and Chairman
David S. McCulloch..............     55  Director and President of the Global Food Service Equipment Group
G. Eryl Morris..................     58  Director
David W. Odum...................     48  Director and President of the Food Retail Equipment Group
Waldemar Schmidt................     61  Director
Executive Officers:
Robert C. Eimers................     54  Vice President, Global Human Resources
Stuart P. Miller................     52  Chief Financial Officer, Group
W. David Wrench.................     55  Chief Financial Officer, Global Operations

         Andrew J. Allner, 48, Chief Executive Officer, was appointed to our Board in October 2000 as Chief Financial Officer. He was appointed CEO in November 2001, having led the executive team since the former CEO resigned in March 2001. From January 1998 to April 2000, he was Group Finance Director of Dalgety plc and then Chief Financial Officer and Senior Vice President of its successor company, PIC International Group plc, based in California. From September 1996 to November 1997, he was Group Finance Director of Nycomed Amersham plc (formerly known as Amersham International plc). Prior to that, from 1992 to September 1996, he was Director of Financial Planning and Control at Guinness plc. Formerly, he was a partner at Price Waterhouse. Mr. Allner was elected by the shareholders for a term of service that expires in January 2004, although his employment agreement provides that he shall resign from the Board upon the termination of his employment. Mr. Allner is also a non-executive director of Moss Bros. Group plc.

         Robert E. Briggs, 54, a non-executive director based in the U.S., joined our board in August 2000. He was appointed to our Audit Committee in January 2001. Mr. Briggs is currently the Senior Vice President and Chief Financial Officer of Kaiser Permanente Health Plan and Hospitals, Inc. Prior to joining Kaiser Permanente, Mr. Briggs was Senior Vice President and Chief Financial Officer of The Pillsbury Company, since January 1998. From October 1996 to December 1997, Mr. Briggs was self-employed as a financial advisory consultant. Previously, Mr. Briggs held various senior positions with both Triarc and Pepsico including President, Arby's International from 1993 to September 1996 and Vice President and Chief Financial Officer of Kentucky Fried Chicken U.S.A. from 1992 to 1993. Mr. Briggs was elected by the shareholders for a term of service that expires in January 2004.

         Peter M. Brooks, 55, is our Chairman, a non-executive position, and a member of our Nominations Committee. He also serves on our Audit and Remuneration Committees. Mr. Brooks joined our Board as a non-executive director in May 1998 and became our Chairman in January 2000. He is also a consultant to Clifford Chance, LLP, where he has acted as Chairman of European Corporate Coverage since June 1999. From 1992 to December 1996, he was Head of Corporate Practice at Clifford Chance. In January 1997, he became General Counsel of Deutsche Morgan Grenfell. From January 1998 to February 1999, Mr. Brooks was General Counsel to the Board of the Global Corporate and Institutions Division at Deutsche Bank Group. Mr. Brooks is currently Chairman of Chesterton International plc and Chesterton Investment Services. Mr. Brooks was elected by the shareholders for a term of service that expires in January 2005.

         David S. McCulloch, 55, President, Global Food Service Equipment Group, joined Enodis in 1987. Mr. McCulloch was appointed to the Board in November 2001. He held the positions of President and CEO of Garland Canada from 1992 to 1995, President and CEO of the Garland Group from 1995 to August 1998, President of the Global Specifications Group (Enodis) from August 1998 to March 2001 and President, Food Service Equipment--North America from March 2001 to September 2001. In September 2001, he was appointed President, Global Food Service Equipment Group. Prior to joining Enodis, he spent 17 years in the residential appliance business with Camco Inc, a subsidiary of General Electric. Mr. McCulloch was elected by the shareholders for a term of service that expires in January 2005.

         G. Eryl Morris, 58, is a non-executive and Senior Independent Director and the Chairman of our Audit Committee. He also serves on our Remuneration Committee. Mr. Morris joined our Board as a non-executive director in July 1998. He is Chairman of Airinmar Group Limited and HPI Group Limited and is a non-executive director of awg plc, IMVA Holding Limited and Mill Digital Media Limited. From 1970 to August 1998, Mr. Morris was employed by Courtaulds plc, becoming a director in 1981 and Deputy Chief Executive in 1994. Mr. Morris was elected by the shareholders for a term of service that expires in January 2004.

         David W. Odum, 48, President, Food Retail Equipment Group, joined Enodis as President--Food Retail Equipment Group in September 2000 and was appointed to the Board in November 2001. He has been in the refrigeration industry for over 23 years and held numerous manufacturing, marketing and managerial positions within the industry. Before joining Enodis he was President of the Krack Corporation from 1996 to 2000. Prior to that, he was President, Hussman Canada, from 1992-1996. Mr. Odum was elected by the shareholders for a term of service that expires in January 2005.

         Waldemar Schmidt, 61, was appointed a non-executive director of our Board in April 2000. He also serves as Chairman of our Nominations and Remuneration Committees. He was Chief Executive of ISS Group from 1995, and had been employed by ISS from 1973, until he left ISS in September 2000. Mr. Schmidt is Chairman of Superfos A/S, Tholstrup Cheese Holding A/S, Navision A/S and Thrane & Thrane AS and a director of F Group A/S, Group 4 Falck A/S, Alfa Laval AB, Ore Arkil Holding A/S, Energi E2 A/S and Viterra Energy Services AG. Mr. Schmidt was elected by the shareholders for a term of service that expires in January 2005.

         Robert C. Eimers, 54, was appointed Vice President, Global Human Resources in July 2001. Prior to joining Enodis, he was Vice President, Global Organization Development of APW, Ltd. from January 2001 to July 2001. From November 1998 to November 1999, Mr. Eimers was Vice President, Human Resources at Scotsman Industries, Inc., and, after Scotsman's 1999 acquisition by Welbilt, from November 1999 to December 2000 Vice President, Organization Development of Welbilt. From November 1997 to November 1998, Mr. Eimers was Vice President of Medina & Thompson, Inc., a management consulting firm specializing in executive assessment and development. From January 1995 to September 1997, Mr. Eimers was Senior Vice President, Human Resources, of Service Merchandise. Mr. Eimers is also a director of One Source, a consulting firm.

         Stuart P. Miller, 52, was appointed our Deputy Chief Financial Officer in April 2001 and Chief Financial Officer-Group in November 2001. Prior to joining Enodis, he was Group Finance Director of Dexion Group Ltd., an international storage and material handling business that was acquired by Apax Partners in 1997. From January 1996 to May 1997, Mr. Miller was Finance Director, International Packaging of Rexam PLC. From January 1990 to December 1995, Mr. Miller held various senior financial positions at Grand Met plc. Mr. Miller is also a director of Rumble Consultants Limited.

         W. David Wrench, 55, was appointed Chief Financial Officer of our Global Food Service Equipment Group in March 2001 and Chief Financial Officer, Global Operations in November 2001. Prior to that, he was Chief Financial Officer of the Global Specifications Group (Enodis), appointed in February 2000. From January 1997 to July 1999, he was Executive Vice-President and Chief Operating Officer of Jonview Canada Inc., an inbound tour operator. From February 1993 to December 1996, Mr. Wrench held various executive positions for Noma Industries Limited. In June 1996, Mr. Wrench was appointed President, Noma Consumer Products. In March 1995, he was appointed Executive Vice President and Chief Financial Officer. In August 1994, he was appointed President, Fleck Manufacturing Inc. Mr. Wrench is a member of the Financial Executives Institute.

Director Compensation

         The compensation in Fiscal 2001 of each of our directors who served during Fiscal 2001 is set forth below. For information regarding stock option plan and pension benefits, see "--Compensation Plans" and "--Share Options of Management."

Name                                                       Salary           Fees    Bonuses/(1)/  Benefits/(2)/           Total
----                                                       ------           ----    ------------  -------------           -----
Andrew J. Allner...............................    (Pound)293,686/(3)/ (Pound)--  (Pound)250,000  (Pound)21,496  (Pound)565,182
Robert E. Briggs...............................                --         27,500              --             --          27,500
Peter M. Brooks................................                --        161,461              --             --         161,461
Penny L. Hughes/(4)/...........................                --         10,833              --             --          10,833
G. Eryl Morris.................................                --         32,500              --             --          32,500
Andrew F. Roake/(5)/...........................           364,382             --              --          8,333         372,715
Waldemar Schmidt...............................                --         31,250              --             --          31,250
David W. Williams/(6)/.........................           162,500             --              --         55,162         217,662

Total.............................  (Pound)820,568  (Pound)263,544  (Pound)250,000  (Pound)84,991  (Pound)1,419,103

___________

(1) Bonuses are paid based on budgeted financial targets or as approved by the Remuneration Committee. Bonuses are not included in pensionable salary.

(2) Benefits are not included in pensionable salary. No benefit has been included in the table for options granted and other compensation under the various executive and employee plans discussed below.

(3) Mr. Allner's salary amount includes (Pound)62,437 in lieu of Company contribution to Company pension arrangements.

(4)      Ms. Hughes resigned from the Board on January 17, 2001.

(5) Mr. Roake resigned from the Board and left our employ as of December 31, 2001. He will receive $535,000 (plus benefits) in 26 installments in 2002. Payments would accelerate if there is a change of control.

(6) Mr. Williams resigned from the Board on March 23, 2001 and left our employ on March 31, 2001. Benefits include a relocation bonus. He also received (Pound)327,302 (plus one year's benefits) in severance payments.

Compensation Plans

         No more than 10% of our new issue Ordinary Shares from time to time may be allotted under our Employee Share Schemes over a ten year period, excluding options to purchase existing Ordinary Shares. We have the following Executive Share Option Schemes under which options to acquire Ordinary Shares have been granted to executives and key employees:

         . a 2001 Executive Share Option Scheme, approved on January 16, 2001, which may use either new or existing shares;

         .   a 1995 Executive Share Option Scheme, which used new shares;

         . a 1993 Executive Share Option Scheme, which used shares purchased by an independently managed share trust and was established in 1994; and

         .   a 1984 Executive Share Option Scheme, which used new shares.

         These Executive Share Option Schemes each have a part approved by the U.K. Inland Revenue and an unapproved part. Gross gains on exercise of Inland Revenue approved options are normally subject to U.K. capital gains tax on disposal of the shares acquired. Gross gains on exercise of unapproved options are subject to U.K. income tax. The exercise price of options granted under these Schemes must be not less than the market price of an ordinary share shortly before the time of grant. With respect to the 1993 Scheme, 1,269,341 ordinary shares are currently held in the trust. We finance the trust by way of an interest free loan in the amount of (pound)2.4 million. The trustees have waived the right to receive dividends on all shares held.

         Options may not normally be exercised until the third anniversary of the date of grant and may be subject to performance conditions. The performance condition set by the Remuneration Committee for the options granted during Fiscal 2000 was that, under normal circumstances, options would be exercisable only if the increase in our adjusted earnings per share had exceeded the growth in the U.K. Retail Price Index by an average of at least 3% annually over a three year period. No further options will be granted under the 1995, 1993 and 1984 Schemes.

         Under all of the above Schemes (except the 1993 Scheme), options to purchase an aggregate of 7.1 million ordinary shares were outstanding on January 30, 2002. Of these, options to purchase 1.14 million shares were exercisable on January 30, 2002.

         Under the 2001 Scheme, the value of shares under options that an executive may receive in any year may not normally exceed twice his or her basic salary. The initial options granted under this Scheme will be exercisable in full only if our total shareholder return over at least three years is ranked in the upper quartile compared, as to half the options, to U.K. companies in the FTSE Mid 250 Index and, as to the other half of the options, to a select group of other companies with similar businesses. If our total shareholder return is between the median and the upper quartile compared to these two groups, the number of options exercisable will be reduced proportionately between a maximum of 50% and a minimum of 17.5% for each half of the options. If our total shareholder return is equal to or less than the median compared to either group, that half of the options will not be exercisable. In addition, no options will be exercisable unless the growth in our earnings per share exceeds the rate of inflation.

         For future grants of options, the performance conditions have been simplified: our total shareholder return will no longer be compared with the select group of companies with similar businesses, and for options in any financial year of a value up to and including one times annual salary, all options will be exercisable if our total shareholder return exceeds the median compared with the U.K. companies in the FTSE mid 250 Index.

         In addition, our shareholders have authorized three other employee share schemes under which executives and others may purchase our ordinary shares: the 2002 Sharesave Scheme, the Share Matching Scheme and the Employee Stock Purchase Plan. Although our shareholders have authorized them, we have not implemented these plans and we do not currently intend to implement them in the future. In addition, although we cannot in the future grant any further options under our 1992 Sharesave Scheme, options granted pursuant to that scheme remain outstanding.

         Executive directors residing in the U.K. are also eligible to join a tax-approved defined-benefits plan that is part of our Berisford (1948) Pension Scheme. The plan is non-contributory and provides for a pension of up to two-thirds of final salary up to the Inland Revenue earnings cap at normal retirement age of 60 after 20 years' service. Funded Unapproved Retirement Benefits Schemes are available to provide additional retirement and death benefits for the U.K. executive directors. These are money-purchase arrangements. For U.K. executive directors, we contribute 30% of pensionable salary in excess of the Inland Revenue earnings cap and pay additional life assurance premiums and all expenses incurred in administering the arrangements.

         Executive directors are provided with a fully expensed company car (or allowance in lieu thereof), medical insurance, disability insurance and other benefits similar to those provided by other public companies of our size. See "Item 10. Additional Information--Material Contracts" for a description of the executive directors' employment agreements, including benefits upon termination of employment.

Share Options of Management

         The following table describes the options to acquire Ordinary Shares granted to our directors and executive officers under our Executive Share Option Schemes and held by them at January 30, 2002, or their resignation date if earlier. All of the option grants described in the table and the following text will be adjusted in respect of the rights offering.

         The exercise prices have been rounded to the nearest 0.1p.

                                                                  Number of                 Earliest date
                                                                  ---------                 -------------
Directors and Senior Executives              Date of grant  options granted  Exercise price   exercisable Expiration date
-------------------------------              -------------  ---------------  --------------   ----------- ---------------
Andrew J. Allner...........................             --                0              --            --              --
Robert C. Eimers...........................       07/03/00           31,056          322.0p      07/03/03        07/02/10
David S. McCulloch.........................       07/01/97           40,000          144.0p      07/01/00        06/30/07
                                                  07/28/99           35,000          262.9p      07/28/02        07/27/09
                                                  09/10/01          359,560          101.0p      09/10/04        09/09/11
Stuart P. Miller...........................             --                0              --            --              --
David W. Odum..............................       12/21/00          121,065          210.0p      12/21/03        12/21/10
                                                  09/10/01          326,370          101.0p      09/10/04        09/10/11
Andrew F. Roake............................       11/28/97          254,802          187.5p      12/31/01        02/03/04
(resigned December 31, 2001)                      11/17/98          137,935          180.0p      12/31/01        02/03/04
                                                  11/24/99           90,197          314.0p      12/31/01        02/03/04
                                                  07/03/00           77,640          322.0p      12/31/01        02/03/04
David W. Williams..........................       07/22/96          123,655          186.0p      03/31/01        03/31/02
(resigned March 23, 2001)                         07/01/97          159,722/(1)/     144.0p      03/31/01        03/31/02
                                                  06/26/98           52,173/(1)/     230.0p      03/31/01        03/31/02
                                                  09/03/99           83,333/(1)/     301.5p      03/31/01        03/31/02
                                                  07/03/00           93,170          322.0p      03/31/01        03/31/02
W. David Wrench............................       07/03/00           30,000          322.0p      07/03/03        07/02/10
                                                  01/22/01           49,773          181.0p      01/22/04        01/21/11

___________

(1) Options granted by the Trustees of our 1993 Executive Share Option Scheme are over Ordinary Shares acquired by the Trustees in the market for the purpose.

         On April 5, 2001, we agreed to grant to Mr. Allner an option under our 2001 Executive Share Option Scheme, with a value of (Pounds)490,000, based on an exercise price of (Pounds)1.81 per ordinary share. If the price of the shares exceeds (Pounds)1.81 on the date of grant, options will be granted at the higher share price, and Mr. Allner is entitled upon exercise to the difference between the actual exercise price and (Pounds)1.81 per share. If there is a change of control of Enodis prior to the date of grant, Mr. Allner will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the option at an exercise price of (Pounds)1.81 per share and sold the shares at the purchase price paid by the acquiror. On December 21, 2001, we also agreed to grant to Mr. Allner an option under our 2001 Executive Share Option Scheme over 380,435 shares based on an exercise price of (Pounds)0.92 per ordinary share. If the price of the shares exceeds (Pounds)0.92 on the date of the grant, options will be granted at the higher share price, and Mr. Allner is entitled upon exercise to the difference between the actual exercise price and (Pounds)0.92 per share. If there is a change of control of Enodis prior to the date of grant, Mr. Allner will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the option at an exercise price of (Pounds)0.92 per share and sold the shares at the purchase price paid by the acquiror. On February 14, 2002, we further agreed to grant Mr. Allner options over 819,565 Ordinary Shares at an exercise price to be based on the market price of the Ordinary Shares on or about the date of grant.

         On February 1, 2001, we also agreed to grant to Mr. McCulloch an option over 219,613 shares based on an exercise price of (Pounds)1.81 per share. If there is a change of control of Enodis prior to the date of the grant, Mr. McCulloch will receive a cash payment of the amount that would have been paid to him had he been granted and exercised the option of an exercise price of (Pounds)1.81 per share and sold the shares at the purchase price paid by the acquiror.

         We have also agreed to grant to Mr. Miller an option at a value of one and a half times his annual salary, based on an exercise price of (Pounds)1.81 per ordinary share. If there is a change of control of Enodis prior to the date of the grant, Mr. Miller will receive a cash payment of the amount that would have been paid to him had he been granted and exercised the option at an exercise price of (Pounds)1.81 per share and sold the shares at the purchase price paid by the acquiror.

         On February 1, 2002, we agreed to grant to Mr. Odum an option over 141,905 shares based on an exercise price of (Pounds)1.81 per share. If there is a change of control of Enodis prior to the date of the grant, Mr. Odum will receive a cash payment of the amount that would have been paid to him had he been granted and exercised the option at an exercise price of (Pounds)1.81 per share and sold the shares at the purchase price paid by the acquiror.

         In addition, the Board has agreed in principle to grant options over an aggregate of approximately 2.4 million shares to a group of senior executives at an exercise price based on the market price on or about the date of grant. These include the following: each of David McCulloch and David Odum will be granted options over a number of shares whose value equals his annual salary; and each of Robert Eimers, Stuart Miller and David Wrench will be granted options over a number of shares whose value equals 67% of his annual salary. It is intended that all of the options described in this paragraph will be granted in the period following shareholder approval of the rights offering.

Directors' Pension Information

         The following table relates to the defined benefit arrangements for the executive directors residing in the U.K. as of September 29, 2001, or earlier resignation.

                                                                                       Increase in                    Accumulated
                                                                                           accrued                          total
                                                                                    pension during       Transfer      pension at
                                                                          Years        Fiscal 2001       value of         9/29/01
Name                                                                 of service               p.a.       increase            p.a.
----                                                                 ----------               ----       --------            ----
David W. Williams (resigned March 23, 2001)..................                 5     (Pounds) 1,200 (Pounds)15,700  (Pounds)13,800

         The transfer value disclosed above does not represent a sum paid or payable to the individual director. Instead, it represents a potential liability of the pension scheme. In addition, we paid sums of (Pounds)22,003 and (Pounds)31,410 in Fiscal 2001 to unapproved money purchase arrangements for the benefit of Messrs. Roake and Williams, respectively. The total amount set aside or accrued for all employees and directors for pension benefits was (Pounds)2.9 million. See Note 25 to our consolidated financial statements.

Board Practices

Terms of Office

         Non-executive directors are appointed by the Board for an initial term of five years, but the directors' appointments are subject to approval by shareholders at the first opportunity after their appointment, and to re-election thereafter by our shareholders at least every three years in accordance with our Articles of Association. The period during which each director has served and the date of expiration of his term are shown above under the heading "Board of Directors."

Committees of the Board

         The Nominations Committee undertakes the search process and recommends candidates to the Board as necessary. The committee's chairman is Mr. Schmidt, who serves together with Messrs. Brooks and Allner.

         The Audit Committee monitors accounting policies and financial reporting, receives reports from the internal audit function and reviews the half-yearly and annual accounts before they are presented to the Board. It also maintains a liaison with external auditors and keeps under review the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors, taking into account where necessary any non-audit services provided to Enodis by its auditors. The committee's chairman is Mr. Morris, who serves together with Messrs. Brooks and Briggs. The Audit Committee must be comprised solely of non-executive directors and consist of not less than three members. The Audit Committee met four times in Fiscal 2001 and plans to meet not less than four times in each subsequent year.

         The Remuneration Committee reviews and advises upon the remuneration and benefits packages of the executive directors, and it reports to the full Board. The fees of the non-executive directors are determined by the full Board. The committee is advised and assisted as required by external consultants and the Vice President, Global Human Resources. The committee's chairman is Mr. Schmidt, who serves together with Messrs. Brooks and Morris.

         The Remuneration Committee's policy is to offer executives a compensation package which will enable Enodis to recruit and retain high quality executives. Within this overall strategy, however, the committee places an emphasis on fairness throughout the company and considers the median salary for similar positions paid by comparable global businesses in each country or region, taking into account individual and company performance. Bonuses are based on performance targets, including profit before tax, and any others that the committee considers relevant. Long term compensation, including executive and employee option and share purchase plans and proposed plans, are described above under "--Compensation Plans." The Board believes that the total remuneration package aligns senior executives' interests with those of the shareholders and gives these individuals strong incentives to perform at the highest levels.

         The executive management of the Group is undertaken by an Executive Committee, which is currently composed of: Andrew Allner, David McCulloch, David Odum, David Wrench, Stuart Miller and Robert Eimers. The Committee meets physically or by telephone conference call on a weekly basis. The former Chief Operating Officer, Andrew Roake, who left the Group on December 31, 2001, was also a member of the Executive Committee in Fiscal 2001.

Employees

         At the end of Fiscal 1999, 2000 and 2001 we had the following number of employees:

                                                                     October 2, 1999   September 30, 2000  September 29, 2001
                                                                     ---------------   ------------------  ------------------
Food Service Equipment............................................             6,036                5,917               5,655
Food Retail Equipment.............................................             2,536                2,352               1,934
Other Employees...................................................             2,679                2,965                 516
Total.............................................................            11,251               11,234               8,105

         As a result of the acquisition of Scotsman in August 1999, our workforce almost doubled. As a result of the disposition of our business and consumer products division in July 2001, our workforce decreased by approximately 2,400 employees. About 1,880 of our employees in North America belong to unions or are covered by collective bargaining agreements. None of our subsidiaries has suffered a material work stoppage or strike under our ownership, and we believe relations with our employees and their unions are generally good.

Share Ownership of Management

         As of January 30, 2002 (or earlier resignation), our directors and executive officers owned our ordinary shares and ADSs as set forth below. The options to purchase ordinary shares held by these persons are not included in the figures set forth in the table below.

                                                                                                            Percent of
                                                                                                            ----------
                                                                                        Shares       ADSs        class
                                                                                        ------       ----        -----
Andrew J. Allner................................................................         4,500          0            *
Robert E. Briggs................................................................             0      2,000            *
Peter M. Brooks.................................................................        20,000          0            *
Robert C. Eimers................................................................             0          0            *
Penny L. Hughes (resigned on January 17, 2001)..................................         2,000          0            *
David S. McCulloch..............................................................             0      5,000            *
Stuart P. Miller................................................................             0          0            *
G. Eryl Morris..................................................................        20,000          0            *
David W. Odum...................................................................             0          0            *
Andrew F. Roake (resigned December 31, 2001)....................................       100,000     10,000            *
Waldemar Schmidt................................................................         2,300          0            *
David W. Williams (resigned on March 23, 2001)..................................         8,353        100            *
W. David Wrench.................................................................             0          0            *

___________

*        Not material.

                 "

"

         Item 11. Quantitative and Qualitative Disclosures About Market Risk

         We are exposed to market risks from changes in foreign currency exchange rates and interest rates. We monitor and manage these risks as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce their potentially adverse effects on our results. As a result, we do not anticipate any material losses in these areas.

         We operate a central treasury function that controls all decisions and commitments regarding cash management, arrangement of borrowing facilities, banking relationships and foreign currency commitments. Our treasury operations are conducted within a framework that has been authorized by the board of directors to regulate the approval levels and the scope of decision making of the central treasury function. Monthly reports from subsidiaries have been established to ensure that treasury-related activities are appropriately managed.

         To reduce our currency translation and interest rate risks, we selectively use a number of financial instruments. We do not use financial instruments for trading or speculative purposes.

Interest Rate Risk

         We are exposed to interest rate risk primarily due to our borrowing activities, the majority of which are denominated in U.S. dollars. Our long term floating rate borrowings amounted to (Pounds)398.9 million at September 29, 2001.

         To reduce the impact of changes in interest rates on these borrowings, we hedge a portion of our long term floating rate borrowings for a period of up to three years. Accordingly, we have contracted with major financial institutions for:

         . a number of forward interest rate agreements, each of which has a pre-set interest rate for a specified future period; and

         . interest rate swap agreements, where we have agreed to exchange the difference between a fixed rate and a variable rate, as applied to the principal amounts stated in the agreements.

         At September 29, 2001, and September 30, 2000, respectively, approximately 82.6% and 79.8% of our long term indebtedness accrued interest at rates that fluctuate with prevailing interest rates and, accordingly, increases in these rates may increase our interest payment obligations. At September 29, 2001, after adjusting for the effect of the above agreements, we had long term fixed and floating rate borrowings of (Pounds)69.2 million and (Pounds)329.6 million, respectively. A hypothetical 100-basis point increase in the interest rates associated with our borrowings, as of September 29, 2001, would reduce our net income by (Pounds)3.3 million.

         Following completion of the new financing arrangements, we intend to hedge approximately 75% of our outstanding long term floating rate borrowings. The long term notes we propose to offer will bear interest at a fixed rate.

Foreign Currency Risk

         Substantial portions of our revenues and expenses are denominated in currencies other than pounds sterling, particularly the U.S. dollar. Fluctuations in the values of these currencies compared to the pound sterling may affect our financial condition and results of operations and ability to repay debt required to be paid in British pounds sterling. In order to mitigate the impact of fluctuations in foreign currencies, we borrow in the same currencies as the capital employed in our main overseas operating units, thereby employing a degree of natural hedging. In addition, in certain circumstances, foreign exchange contracts are also used to match the currency of our borrowings to the currencies used by our main overseas operating units.

         A portion of foreign currency requirements for sales transactions between our subsidiaries and our obligations to or from third parties are hedged through forward currency agreements with terms generally of less than one year. We do not enter into foreign currency transactions for speculative purposes. We monitor our foreign currency exposures to ensure the effectiveness of our foreign currency hedge positions. The principal currencies hedged include the U.S. dollar, euro and Canadian dollar. We also face exposure arising from the impact of translating our global foreign currency assets into pounds at balance sheet dates. Wherever possible, we seek to minimize this exposure through the matching of local currency borrowings and assets.

         At September 29, 2001, and September 30, 2000, we had foreign currency forward contracts maturing at various dates to sell (Pounds)96.6 million and (Pounds)29.1 million, respectively, in various foreign currencies. The fair of the forward contracts is the amount that we would receive or pay to terminate value the contracts. In order to terminate these agreements at September 29, 2001, and September 30, 2000, we would have recognized gains of (Pounds)4.3 million and of (Pounds)0.3 million, respectively.

         At September 29, 2001, 92.2% of our net debt was denominated in U.S. dollars, 2.8% was denominated in British pounds sterling, and 5.0% was denominated in other currencies, primarily euro. We continually review this exposure and, in the event that a natural hedging position cannot be achieved, we consider the use of appropriate financial instruments. The translation impact on the balance sheet for Fiscal 2001 was a loss of (Pounds)1.7 million. This adjustment is included in our statement of shareholders' equity under the heading "Accumulated Other Comprehensive Loss."

         A hypothetical 10% strengthening of the pound against all currencies in which our international net earnings and net assets are denominated would:

         . reduce our net income at September 29, 2001, by(Pounds)2.6 million, mainly due to U.S. dollar exposure; and

         . reduce our net assets at September 29, 2001, by(Pounds)3.7 million, mainly due to U.S. dollar and euro exposure.

         A hypothetical 10% weakening of the pound against all currencies in which our international net earnings and net assets are denominated would:

         . increase our net income at September 29, 2001, by(Pounds)2.6 million, mainly due to U.S. dollar exposure; and

         . increase our net assets at September 29, 2001, by(Pounds)3.7 million, mainly due to U.S. dollar and euro exposure.

         In connection with the new financing arrangements, we will seek to have borrowings denominated in currencies that reflect the profile of the capital employed in our overseas operating units, in order to reduce the risk of adverse currency movements on our net assets. Borrowings under our term loan are denominated in U.S. dollars, while borrowings under the bridge loan agreement are denominated in British pounds sterling. We plan to hedge a portion of the bridge loan into U.S. dollars and euros. Borrowings under our revolving credit facility can, at our option, be denominated in a number of currencies, including U.S. dollars, British pounds sterling and euros."

The financial statements described below are included in this document and have been extracted without material adjustment from the Company's Annual Report on Form 20-F dated 21 February 2002 and filed with the SEC, the full text of which can be obtained from the SEC (at the United States Securities and Exchange Commission, Washington, DC 20549) or the SEC's website (at www.sec.gov).

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                     Page
Independent Auditors' Report....................................................................................       59
Consolidated Statements of Profit and Loss Accounts.............................................................       60
Consolidated Balance Sheets.....................................................................................       61
Consolidated Statements of Cash Flows and Notes to the Consolidated Statements of Cash Flows....................    62-63
Consolidated Statements of Total Recognized Gains and Losses....................................................       64
Consolidated Statements of Movement in Equity Shareholders' Funds...............................................       64
Notes to the Consolidated Financial Statements..................................................................       65
Schedule II--Valuation and Qualifying Accounts..................................................................      111

"INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Enodis plc

         We have audited the accompanying consolidated balance sheets of Enodis plc and subsidiaries (collectively, "the Group") as at September 30, 2000, and September 29, 2001, and the related consolidated statements of profit and loss accounts, cash flows, total recognized gains and losses and movements in equity shareholders' funds for each of the three years in the period ended September 29, 2001, all expressed in pounds sterling. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and the financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as at September 30, 2000, and September 29, 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 29, 2001, in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

         Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of profit/(loss) for each of the three years in the period ended September 29, 2001, and the determination of equity shareholders' funds as at September 30, 2000, and September 29, 2001, to the extent summarized in Note 29 to the consolidated financial statements.

DELOITTE & TOUCHE

Charted Accountants and Registered Auditors

London, England

November 21, 2001, except for Note 30 as to which the date is February 20, 2002

Enodis plc CONSOLIDATED STATEMENTS OF PROFIT AND LOSS ACCOUNTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

                                                       1999                               2000
                                         -------------------------                        ----
                                                       Exceptional
                                                Pre-         items
(in millions except share data)  Notes   exceptional      (Note 5)         Total         Total
 -----------------------------   -----   -----------      --------         -----         -----
Turnover                             2
Food equipment.................        (Pounds)489.7    (Pounds)-- (Pounds)489.7 (Pounds)884.5
Property.......................                  1.0            --           1.0          19.9
                                       -------------    ---------- ------------- -------------
Continuing operations..........                490.7            --         490.7         904.4
Discontinued operations........                265.6            --         265.6         275.7
                                       -------------    ---------- ------------- -------------
                                               756.3            --         756.3       1,180.1
                                       =============    ========== ============= =============
Profit from operations
Food equipment.................                 66.6          (6.0)         60.6         111.5
Property.......................                  0.2            --           0.2           8.4
Corporate costs................                 (6.2)           --          (6.2)         (7.3)
                                       -------------    ---------- ------------- -------------
Continuing operations..........                 60.6          (6.0)         54.6         112.6
Discontinued operations........                 24.0            --          24.0          27.1
                                       -------------    ---------- ------------- -------------
                                                84.6          (6.0)         78.6         139.7
                                       =============    ========== ============= =============
Goodwill
   amortization/impairment                      (2.7)           --          (2.7)        (21.4)
Operating profit/(loss)            2,4
Continuing operations..........                 57.9          (6.0)         51.9          91.2
Discontinued operations........                 24.0            --          24.0          27.1
                                       -------------    ---------- ------------- -------------
                                                81.9          (6.0)         75.9         118.3

Profit on disposal of
   businesses..................      5            --            --            --            --
Profit on disposal of
   property fixed assets.......                  4.1            --           4.1           3.0
                                       -------------    ---------- ------------- -------------
                                                86.0          (6.0)         80.0         121.3

Net interest payable and
   similar charges.............      8         (13.3)           --         (13.3)        (37.5)
                                       -------------    ---------- ------------- -------------
Profit/(loss) on ordinary
   activities before
   taxation....................                 72.7          (6.0)         66.7          83.8
Tax on profit/(loss) on
   ordinary activities.........      9          (5.9)           --          (5.9)        (14.2)
                                       -------------    ---------- ------------- -------------
Profit/(loss) on ordinary
   activities after taxation...                 66.8          (6.0)         60.8          69.6
Equity minority interest.......                   --            --            --          (0.3)
                                       -------------    ---------- ------------- -------------
Profit/(loss) for the period                    66.8          (6.0)         60.8          69.3
Equity dividends...............     10         (24.1)           --         (24.1)        (33.9)
                                       -------------    ---------- ------------- -------------
Retained profit/(loss).........         (Pounds)42.7  (Pounds)(6.0) (Pounds)36.7  (Pounds)35.4
                                       =============    ========== ============= =============

                                                             2001
                                       --------------------------
                                                      Exceptional
                                              Pre-          items                            Total
                                       exceptional        (Note 5)                Total    (Note 1)
                                       -----------        --------                -----    --------
Turnover
Food equipment.................      (Pounds)887.2     (Pounds)--         (Pounds)887.2    $1,303.4
Property.......................               16.6             --                  16.6        24.4
                                     -------------     ----------         -------------    --------
Continuing operations..........              903.8             --                 903.8     1,327.8
Discontinued operations........              177.3             --                 177.3       260.5
                                     -------------     ----------         -------------    --------
                                           1,081.1             --               1,081.1     1,588.3
                                     =============     ==========         =============    ========

Profit from operations
Food equipment.................               90.7          (43.4)                 47.3        69.5
Property.......................                9.0             --                   9.0        13.2
Corporate costs................               (8.9)         (24.1)                (33.0)      (48.5)
                                     -------------     ----------         -------------    --------
Continuing operations..........               90.8          (67.5)                 23.3        34.2
Discontinued operations........                9.1             --                   9.1        13.4
                                     -------------     ----------         -------------    --------
                                              99.9          (67.5)                 32.4        47.6
                                     =============     ==========         =============    ========
Goodwill
   amortization/impairment ....              (23.0)        (100.0)               (123.0)     (180.7)
Operating profit/(loss)
Continuing operations..........               67.8         (167.5)                (99.7)     (146.5)
Discontinued operations........                9.1             --                   9.1        13.4
                                     -------------     ----------         -------------    --------
                                              76.9         (167.5)                (90.6)     (133.1)

Profit on disposal of
   businesses..................                 --           23.5                  23.5        34.5
Profit on disposal of
   property fixed assets.......                 --             --                    --          --
                                     -------------     ----------         -------------    --------
                                              76.9         (144.0)                (67.1)      (98.6)

Net interest payable and
   similar charges.............              (36.1)          (5.8)                (41.9)      (61.5)
                                     -------------     ----------         -------------    --------
Profit/(loss) on ordinary
   activities before
   taxation....................               40.8         (149.8)               (109.0)     (160.1)
Tax on profit/(loss) on
   ordinary activities.........               (8.6)           2.0                  (6.6)       (9.7)
                                     -------------     ----------         -------------    --------
Profit/(loss) on ordinary
   activities after taxation ..               32.2         (147.8)               (115.6)     (169.8)
Equity minority interest.......               (0.3)            --                  (0.3)       (0.5)
                                     -------------     ----------         -------------    --------
Profit/(loss) for the period ..               31.9         (147.8)               (115.9)     (170.3)
Equity dividends...............               (4.8)            --                  (4.8)       (7.0)
                                     -------------     ----------         -------------    --------
Retained profit/(loss).........       (Pounds)27.1 (Pounds)(147.8)       (Pounds)(120.7)   $ (177.3)
                                     =============     ==========         =============    ========


                                                                                 2001
Earnings/(loss) per share           11      1999          2000       2001     (Note 1)
                                            ----          ----       ----     --------
Basic earnings/(loss) per
   share.......................               38.7p          29.6p    (46.5)p      $(0.68)
Adjusted basic earnings per
   share.......................               41.6p          37.4p     22.1p       $ 0.32
Diluted earnings/(loss) per
   share.......................               27.7p          27.7p    (46.5)p      $(0.68)
Adjusted diluted earnings
   per share...................               29.6p          35.0p     22.0p       $ 0.32

   The accompanying notes form an integral part of these financial statements.

Enodis plc CONSOLIDATED BALANCE SHEETS As at September 30, 2000, and September 29, 2001

(in millions)                                                        Notes          2000          2001    2001 (Note 1)
-------------                                                        -----          ----          ----    -------------
Fixed assets
Intangible fixed assets--goodwill...............................        12  (Pounds)412.7  (Pounds)310.2       $  455.7
Tangible fixed assets...........................................        13          171.8          111.4          163.6
Investments.....................................................        14            7.2            6.2            9.1
                                                                            -------------  -------------       --------
                                                                                    591.7          427.8          628.4
                                                                            -------------  -------------       --------

Current assets
Stocks..........................................................        15          153.1          105.6          155.1
Debtors.........................................................        16          221.1          200.7          294.9
Cash at bank and in hand........................................                     28.5           39.4           57.9
                                                                            -------------  -------------       --------
                                                                                    402.7          345.7          507.9
                                                                            -------------  -------------       --------

Creditors falling due within one year
Borrowings......................................................        17          (90.4)          (2.4)          (3.5)
Other creditors.................................................        17         (276.9)        (225.1)        (330.7)
                                                                            -------------  -------------       --------

                                                                                   (367.3)        (227.5)        (334.2)
                                                                            -------------  -------------       --------
Net current assets..............................................                     35.4          118.2          173.7
                                                                            -------------  -------------       --------
Total assets less current liabilities...........................         2          627.1          546.0          802.1
                                                                            -------------  -------------       --------
Financed by:
Creditors falling due after more than one year..................        18          366.6          398.9          586.0
Provisions for liabilities and charges..........................        21           45.6           59.1           86.8
                                                                            -------------  -------------       --------
                                                                                    412.2          458.0          672.8
                                                                            -------------  -------------       --------

Capital and reserves
Called up share capital.........................................        22          125.0          125.1          183.8
Share premium account...........................................        23          238.9          239.0          351.1
Profit and loss account.........................................        23         (150.1)        (276.9)        (406.8)
                                                                            -------------  -------------       --------
Equity shareholders' funds......................................                    213.8           87.2          128.1
                                                                            -------------  -------------       --------
Equity minority interests.......................................                      1.1            0.8            1.2
                                                                            -------------  -------------       --------
                                                                            (Pounds)627.1  (Pounds)546.0       $  802.1
                                                                            =============  =============       ========


  The accompanying notes form an integral part of these financial statements.

Enodis plc CONSOLIDATED STATEMENTS OF CASH FLOWS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

                                                                                                                              2001
(in millions)                                                          Notes          1999           2000          2001   (Note 1)
-------------                                                          -----          ----           ----          ----   --------
Net cash inflow from operating activities before exceptional items..       a  (Pounds)88.3 (Pounds)160.5  (Pounds)120.8    $ 177.5
Net cash outflow from operating exceptional items...................       a            --            --          (27.8)     (40.8)
                                                                              ------------ -------------  -------------    -------
Net cash flow from operating activities.............................       a          88.3         160.5           93.0      136.7
                                                                              ------------ -------------  -------------    -------
Return on investments and servicing of finance
Interest paid.......................................................                 (13.4)        (37.5)         (40.9)     (60.1)
Taxation
Overseas and U.K. tax paid..........................................                  (8.3)        (10.2)          (6.0)      (8.8)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets...........................                 (32.5)        (32.1)         (23.7)     (34.8)
Receipts from sale of tangible fixed assets.........................                  15.7           8.2            7.4       10.9
Payments to acquire fixed asset investments.........................                  (0.6)          0.6             --         --
Receipts from other disposals.......................................                   0.5            --             --         --
                                                                              ------------ -------------  -------------    -------
                                                                                     (16.9)        (23.3)         (16.3)     (23.9)
                                                                              ------------ -------------  -------------    -------

Acquisitions and disposals
Purchase of subsidiary undertakings and minority interests..........      24        (240.2)        (47.8)         (25.8)     (37.9)
Net cash acquired with subsidiary undertakings......................                   9.5            --             --         --
Sale of subsidiary undertakings.....................................                    --            --           98.6      144.9
Investment in joint venture.........................................      14          (2.3)         (0.4)            --         --
                                                                              ------------ -------------  -------------    -------

                                                                                    (233.0)        (48.2)          72.8      107.0
                                                                              ------------ -------------  -------------    -------
Equity dividends paid...............................................                 (15.7)        (28.6)         (28.2)     (41.4)
                                                                              ------------ -------------  -------------    -------
Cash (outflow)/inflow before use of liquid resources and financing..                (199.0)         12.7           74.4      109.5
                                                                              ------------ -------------  -------------    -------
Management of liquid resources*
Cash transferred from term deposits.................................                  25.2           1.0             --         --
Financing
Issue of shares.....................................................      22           2.7           0.6            0.2        0.3
Redemption of CULS..................................................                    --          (1.1)            --         --
Additional net borrowings...........................................                  15.8           0.6          398.3      585.1
(Repayment of)/increase in term loan................................                 373.8         (32.4)        (385.7)    (566.6)
Deferred financing costs............................................                  (6.5)           --             --         --
Net increase/(decrease) in other loans..............................                (201.7)         19.2          (72.8)    (107.0)
Capital element of finance lease repayments.........................                  (0.7)         (0.7)          (0.6)      (0.9)
                                                                              ------------ -------------  -------------    -------
                                                                                     183.4         (13.8)         (60.6)     (89.1)
                                                                              ------------ -------------  -------------    -------
Increase/(decrease) in cash in the period...........................           (Pounds)9.6  (Pounds)(0.1)  (Pounds)13.8    $  20.4
                                                                              ============ =============  =============    =======

___________

* Enodis Group includes as liquid resources term deposits with a maturity less than 90 days.

  The accompanying notes form an integral part of these financial statements.

Enodis plc NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

(a) Reconciliations of operating profit/(loss) to net cash inflow from operating activities

                                                                                                2001
                                                                                                ----
                                                                                                       Exceptional
(in millions)                                Notes          1999           2000    Pre-exceptional           items           Total
-------------                                -----          ----           ----    ---------------           -----           -----
Operating profit/(loss).....................     2  (Pounds)75.9  (Pounds)118.3       (Pounds)76.9  (Pounds)(167.5)  (Pounds)(90.6)
Scotsman restructuring costs (exceptional
   items)...................................                 6.0             --                 --              --              --
Depreciation................................                18.8           23.8               22.7              --            22.7
Amortization of goodwill....................                 2.7           21.4               23.0           100.0           123.0
Gain on sale of fixed assets................                (0.3)          (0.3)              (1.7)             --            (1.7)
Provisions (net)............................                (0.5)          (4.6)              (6.0)           16.5            10.5
Decrease/(increase) in stocks...............                 1.1           (0.5)              12.1             0.5            12.6
(Increase)/decrease in debtors..............                (2.8)           6.0               10.7              --            10.7
(Decrease)/increase in creditors............               (12.6)          (3.6)             (16.9)           22.7             5.8
                                                    ------------  -------------      -------------  --------------   -------------
Net cash inflow/(out flow) from operating
   activities...............................        (Pounds)88.3  (Pounds)160.5      (Pounds)120.8   (Pounds)(27.8)   (Pounds)93.0
                                                    ============  =============      =============  ==============   =============


(b)  Reconciliations of net cash flow to movement in net debt


(in millions)                                                                                 1999            2000            2001
-------------                                                                                 ----            ----            ----
Increase/(decrease) in net cash in the period...................................       (Pounds)9.6    (Pounds)(0.1)   (Pounds)13.8
Cash inflow from decrease in liquid resources...................................             (25.2)             --              --
Loans and finance leases acquired with subsidiary undertakings..................            (228.2)           (0.8)           (0.7)
Cash outflow from capital element of finance lease payments.....................               0.7             0.7             0.6
Repayment of/(increase in) other loans..........................................             201.7           (19.2)            5.4
Borrowings repaid/(additional borrowings).......................................            (389.6)           31.8            54.8
Conversion of convertible unsecured loan stock ("CULS") to ordinary shares......             136.0            93.3              --
Cash redemption of CULS.........................................................                --             1.1              --
Translation adjustment..........................................................              16.2           (42.3)           (5.6)
                                                                                    --------------  --------------  ---------------
Movement in net debt............................................................            (278.8)           64.5            68.3
Net debt at start of period.....................................................            (219.9)         (498.7)         (434.2)
                                                                                    --------------  --------------  --------------
Net debt at end of period.......................................................    (Pounds)(498.7) (Pounds)(434.2) (Pounds)(365.9)
                                                                                    ==============  ==============  ==============


(c)  Reconciliations of net debt to balance sheet

(in millions)                                                                                 1999            2000           2001
-------------                                                                                 ----            ----           ----
Cash at bank and in hand........................................................      (Pounds)26.7    (Pounds)28.5    (Pounds)39.4
Current borrowing...............................................................             (78.2)          (90.4)           (2.4)
Exclude current proportion of deferred financing costs..........................              (1.4)           (1.2)           (1.1)
                                                                                    --------------  --------------  --------------

Current net debt...................................................................           (52.9)          (63.1)           35.9
Long term lease obligations........................................................            (0.7)           (0.5)           (1.2)
Long term debt.....................................................................          (350.7)         (370.6)         (400.6)
CULS...............................................................................           (94.4)             --              --
                                                                                     --------------  --------------  --------------
Net debt at end of period..........................................................  (Pounds)(498.7) (Pounds)(434.2) (Pounds)(365.9)
                                                                                     ==============  ==============  ==============


(d)  Analysis of movements in net debt

                                                                                           Acquired
                                                                                               with     Translation
(in millions)                                                   2000       Cash flow   subsidiaries     adjustments            2001
-------------                                                   ----       ---------   ------------     -----------            ----
Cash...............................................     (Pounds)28.5    (Pounds)13.8     (Pounds)--    (Pounds)(2.9)   (Pounds)39.4
Borrowings due within one year.....................            (92.1)           86.8             --             1.8            (3.5)
Revolving multi-currency facilities
   Old.............................................            (64.5)           67.4             --            (2.9)             --
   New.............................................               --          (398.3)            --            10.8          (387.5)
Term loan..........................................           (287.3)          298.9             --           (11.6)             --
Other long term debt...............................            (18.8)            6.0           (0.7)           (0.8)          (14.3)
                                                      --------------    ------------   ------------    ------------  --------------
Net (debt)/funds...................................   (Pounds)(434.2)   (Pounds)74.6   (Pounds)(0.7)   (Pounds)(5.6) (Pounds)(365.9)
                                                      ==============    ============   ============    ============  ==============

Enodis plc CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

                                                                                                                    2001
(in millions)                                                                 1999         2000           2001   (Note 1)
-------------                                                                 ----         ----           ----   --------
Profit/(loss) for the period.......................................... (Pound)60.8  (Pound)69.3  (Pound)(115.9)  $(170.3)
Negative goodwill written back on disposals, previously written off...          --           --           (4.4)     (6.5)
Foreign currency translation adjustments..............................         1.1          1.3           (1.7)     (2.5)
                                                                       -----------  -----------  -------------   -------
Total recognized gains and losses for the period...................... (Pound)61.9  (Pound)70.6  (Pound)(122.0)  $(179.3)
                                                                       ===========  ===========  =============   =======

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

                                                                                                                            2001
(in millions)                                                                       1999          2000           2001    (Note 1)
-------------                                                                       ----          ----           ----    --------
Profit/(loss) for the period................................................ (Pound)60.8  (Pound) 69.3  (Pound)(115.9)   $(170.3)
Negative goodwill written back on disposals, previously written off.........          --            --           (4.4)      (6.5)
Foreign currency translation adjustments....................................         1.1           1.3           (1.7)      (2.5)
                                                                             -----------  ------------  -------------    -------
Total recognized gains and losses...........................................        61.9          70.6         (122.0)    (179.3)
Dividends...................................................................       (24.1)        (33.9)          (4.8)      (7.0)
Shares issued...............................................................       135.9          92.2            0.2        0.3
                                                                             -----------  ------------  -------------    -------
Net increase/(decrease) in equity shareholders' funds in the period.........       173.7         128.9         (126.6)    (186.0)
Opening equity shareholders' funds..........................................       (88.8)         84.9          213.8      314.1
                                                                             -----------  ------------  -------------    -------
Closing equity shareholders' funds.......................................... (Pound)84.9  (Pound)213.8  (Pound)  87.2    $ 128.1
                                                                             ===========  ============  =============    =======

   The accompanying notes form an integral part of these financial statements.

Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

1. Accounting policies

         Enodis plc ("Enodis") and its subsidiaries (collectively the "Group") operate in two principal areas: food service equipment--which manufactures and distributes cooking, warming, ice, storage, preparation, ventilation and warewashing equipment used by commercial and institutional food service operators; and, food retail equipment--which manufactures and distributes equipment used to store and display food in retail food outlets such as supermarkets, convenience and specialty stores. The Group's customers are dispersed throughout the world with the majority located in North America and Western Europe.

         Basis of accounting. The financial statements have been prepared under the historical cost method and comply in all respects with applicable Accounting Standards in the United Kingdom. These principles differ in certain respects from the accounting principles in the United States of America, see Note 29.

         Continuing operations include the results of those operations that are to be retained by the Group. Discontinued operations are those businesses whose sale or termination has been completed prior to the period end. During 2001, Enodis disposed of its Building and Consumer Products Division ("BCP") and as such, the results of operations and related disclosures have been restated to reflect BCP as a discontinued operation.

         Basis of consolidation. These financial statements consolidate the financial statements of Enodis and all its subsidiary companies. All intercompany balances and transactions have been eliminated in consolidation. Such consolidated financial statements include, as appropriate, the financial position and the results of operations of acquired businesses since the dates of such respective acquisitions. Unconsolidated companies that are 20% to 50% owned are accounted for by the equity method.

         Fiscal year. The Group reports on a 52-53 week fiscal year ending on the Saturday nearest to September 30. Fiscal years 2001 and 2000 contained 52 weeks. Fiscal year 1999 contained 53 weeks.

         Convenience translation. The consolidated financial statements are presented in millions of Great Britain pounds ("(Pound)" or "GBP"). In addition, the consolidated financial statements as at and for the 52 weeks ended September 29, 2001 are also presented in U.S. dollars ("$" or "USD"). These USD amounts are presented solely for the convenience of the reader at the rate of (Pound)1.00 = USD 1.4691, the noon buying rate of the United States (U.S.) Federal Reserve Bank as at December 28, 2001. No representation is made that the GBP amounts shown could have been, or could be converted into USD at that or any other rate.

         Other fixed asset investments. Other fixed asset investments represent unlisted investments. Such investments are shown at cost less amounts written off. Income, in the form of dividends, is recognized upon receipt.

         Acquisitions and disposals. On the acquisition of a business, including an interest in an associate, fair values are attributed to the Group's share of net separable assets. Where the cost of the assets exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Following the implementation of Financial Reporting Standard ("FRS") 10, "Goodwill and Intangible Assets", goodwill arising on the acquisition of subsidiaries is capitalized in the Group balance sheet in the period of acquisition. Goodwill arising on associates is included with the carrying value of the associate.

         Earnings/(loss)per share. Basic earnings/(loss) per share exclude dilution and is computed by dividing profit/(loss) for the period by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

         Cash at bank and in hand. The Group considers all highly liquid investments with maturities of three months or less to be cash at bank and in hand.

         Goodwill and intangible fixed assets. Goodwill arising on acquisitions has been capitalized and is amortized on a straightline basis over a period of 20 years; the Directors regard 20 years as a reasonable maximum for the estimated useful life of goodwill since it is difficult to make projections exceeding this period. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against profit for the period. FRS 10 does not require reinstatement of goodwill previously eliminated against reserves; in accordance with FRS 10 such goodwill has been offset against the profit and loss account reserves. Goodwill previously taken to reserves is charged in the profit and loss account when the related business is sold.

         Tangible fixed assets. Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write-off the cost or valuation of each asset, predominantly on a straight line basis, over its expected useful life as follows:

         --Freehold land: nil.

         --Freehold and long leasehold buildings: 1%-2%.

         --Short leasehold properties: over the lesser of unexpired period of the lease or economic life.

         --Plant and equipment: 10%-33 1/3%.

         Leases. Assets acquired under finance leases are capitalized and depreciated over the shorter of the lease term and the expected useful life of the asset. Operating lease rentals are charged to the profit and loss account as incurred.

         Stocks. Stocks are stated at the lower of cost and net realizable value using the first-in, first-out method. The cost of work-in-progress and finished goods includes an appropriate portion of manufacturing overheads. In addition, included in stocks is land held for development and sale. This land is stated at cost unless an impairment has occurred, in which case the land is reduced to its estimated fair market value.

         Turnover. Turnover is the gross value of sales, including shipping and handling fees, less discounts and allowances, and excluding value added tax.

         Revenue recognition. Revenue from product sales is recognized when evidence of an arrangement exists, title to finished goods has passed to the customer, the price is fixed and determinable and collectibility is reasonably assured. Service revenue is recognized when services are rendered. Property revenue is recognized upon completion of the sale when the profit is determinable and the earnings process is complete.

         Research and development. Research and development is written off as incurred. Research and development expenditures for Fiscal 1999, 2000 and 2001 were (Pound)8.9 million, (Pound)13.6 million and (Pound)13.8 million, respectively.

         Marketing costs. Marketing costs are reported in cost of sales and include costs of advertising and other marketing activities. Such costs are expensed as incurred and were (Pound)6.5 million, (Pound)10.7 million and (Pound)10.9 million in Fiscal 1999, 2000 and 2001, respectively, as they relate to continuing operations.

         Taxation. Corporation tax payable is provided on taxable profits at the current rate. Credit is taken for Advance Corporation Tax written off in previous years when it is recoverable against current corporation tax liabilities. Deferred taxation is provided using the liability method to the extent that it is probable a liability will crystallize.

         Pension costs. It is the general policy of the Group to fund pension liabilities, on the advice of professionally qualified actuaries, by payments to independent trusts or to insurance companies. Independent actuaries' valuations are carried out at regular intervals, on a projected unit funding or attained age basis. In addition, the impact of any significant related events, such as major changes in stock market values, are assessed through a formal review process.

         Charges in respect of defined benefit schemes are made to the profit and loss account so as to spread the costs of pensions at a substantially level percentage of payroll costs over employees' estimated service lives within the Group. Contributions to defined contribution schemes are charged to the profit and loss account on an accrual basis.

         Foreign currency translation. Transaction differences arising from exchange rate variations on trading transactions are included in operating profit. Overseas profits remitted to the U.K. during the period are dealt with at actual rates of exchange.

         The balance sheets of overseas subsidiary entities are translated into sterling at rates of exchange ruling at the year end. Profit and loss accounts are translated at the average rate for the month in which the profits were earned. Differences arising from the restatement of opening foreign currency net investments and net overseas profits or losses are dealt with through reserves, as are differences on long term foreign currency borrowings used to finance overseas investment.

         Recoverability of long-lived assets. The Group evaluates the carrying amounts and periods over which long-lived tangible and intangible assets are depreciated or amortized, at each reporting period. An impairment loss is recorded when the future discounted net cash flows expected to be generated by the asset are less than the carrying amount of the asset.

         Debt issuance costs. Debt issuance costs are classified within net borrowings and are amortized using the effective interest method over the respective lives of the related debt.

         Warranty provision. The Group's warranty policy generally provides that its products are free from defects in material and workmanship for a specified period of time from the date of purchase or installation, which varies dependent upon the product sold. The warranty does not cover any losses or damage that occur as a result of improper use or neglect. The Group accrues for the estimated cost of warranty coverage and returns at the time the sale is recorded.

         Environmental liabilities. The Group's operations and products are subject to various international regulatory requirements relating to environmental protection. It is the Group's policy to comply fully with all such applicable requirements. The Group may be subject to potential liabilities for the costs of environmental remediation at currently or previously owned or operated sites or sites to which it, or predecessor owners, transported materials.

         It is the Group's policy to accrue for the estimated cost of environmental matters, on a nondiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers or other third parties. Such claims are recognized as receivables only if realization is probable.

         Reclassifications. Certain reclassifications have been made to the 1999 and 2000 financials in order to conform to the 2001 presentation.

         Use of estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates include inventory provisions, allowance for bad debts, warranty provisions, useful lives, sales returns and impairment calculations. Actual results could differ from those estimates.

         Concentration of credit risk. Financial instruments which potentially subject the Group to concentrations of credit risk consist primarily of cash at bank and in hand, trade accounts receivable, interest rate agreements, and foreign exchange contracts. The Group mitigates such risks by holding funds in high-quality financial institutions, limiting counterparties to foreign exchange and interest rate contracts to qualified financial institutions, and reduces accounts receivable risk by performing periodic credit evaluations.

         Recently issued U.K. accounting standards. In November 2000, the U.K. Accounting Standards Board ("ASB") issued FRS 17, "Retirement Benefits" relating to accounting for pension costs and other post-retirement benefits, which replaces Statement of Standard Accounting Practice ("SSAP") 24, "Accounting for Pension Costs", and Urgent Issues Task Force ("UITF") Abstract 6, "Accounting for post-retirement benefits other than pensions". FRS 17 changes the accounting for defined benefit schemes as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. The accounting requirements of FRS 17 are mandatory for periods ending on or after June 22, 2003, however, the Group has adopted the applicable pre-implementation disclosures during 2001. The effects of the adoption of this standard on net assets has been disclosed in Note 25, and the effects of full adoption on the profit and loss account is not expected to be material.

         In December 2000, the ASB issued FRS 18, "Accounting Policies" which sets out the principles to be followed in selecting accounting policies and the disclosures needed to help users to understand the accounting policies adopted and how they have been applied. FRS 18 also defines accounting policies and estimation techniques used in implementing those policies. The Group adopted the provisions of FRS 18 during 2001, and as a result, the Group has reassessed its accounting estimates for warranty provisions and have provided an additional (Pound)8.0 million during 2001.

         In December 2000, the ASB issued FRS 19, "Deferred Tax", which replaces SSAP 15 "Accounting for Deferred Tax" and prescribes significant changes to the existing accounting and disclosure for deferred tax. The requirements of FRS 19 must be adopted for the first time in the Group financial statements for the year ending September 28, 2002. FRS 19 requires full provision to be made for deferred tax assets (to the extent that it is regarded as more likely than not that they will be recovered) and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. On implementation of FRS 19, a prior period adjustment will be required to reflect the change in basis of accounting for all periods presented. Such adjustment is expected to result in the recognition of a significant deferred tax asset.

2. Segmental analyses for fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

         The Group's primary measure of segment profit or loss is earnings before interest, taxes, goodwill amortization and exceptional items. Segments were determined based on the products and services provided by each segment as well as the geographic area and are on a basis consistent with the accounting policies described in Note 1. Intersegment transfers of inventory are immaterial. During 2001, the Group changed the reporting structure and the way the business was managed, to reflect the following five operating segments: Food Service Equipment--North America; Food Service Equipment--Europe and Rest of World; Food Retail Equipment; Property and Corporate. As a result of these changes, prior period disclosures have been reclassified to reflect the current presentation.

(a) Turnover (in millions)

                                                                                1999            2000            2001
                                                                                ----            ----            ----
Food Service Equipment--North America.................................  (Pound)342.6  (Pound)  487.0  (Pound)  476.6
                     --North American acquisitions....................            --              --            22.1
Food Service Equipment--Europe and Rest of the World..................         105.3           178.1           185.4
Food Retail Equipment.................................................          41.8           219.4           203.1
                                                                        ------------  --------------  --------------
Food Equipment........................................................         489.7           884.5           887.2
Corporate.............................................................            --              --              --
Property..............................................................           1.0            19.9            16.6
                                                                        ------------  --------------  --------------
Continuing operations.................................................         490.7           904.4           903.8
Discontinued operations...............................................         265.6           275.7           177.3
                                                                        ------------  --------------  --------------
                                                                        (Pound)756.3  (Pound)1,180.1  (Pound)1,081.1
                                                                        ============  ==============  ==============

(b) Turnover by origin: geographical analysis (in millions)

                                                                                1999            2000            2001
                                                                                ----            ----            ----
United Kingdom........................................................  (Pound)300.1  (Pound)  360.0  (Pound)  262.0
North America.........................................................         375.4           651.9           667.1
Rest of Europe........................................................          67.9           117.7           112.3
Rest of the World.....................................................          12.9            50.5            39.7
                                                                        ------------  --------------  --------------
                                                                        (Pound)756.3  (Pound)1,180.1  (Pound)1,081.1
                                                                        ============  ==============  ==============

(c)  Turnover by destination: geographical analysis (in millions)

                                                                                          1999              2000              2001
                                                                                          ----              ----              ----
United Kingdom................................................................   (Pounds)302.7     (Pounds)362.2     (Pounds)264.0
North America.................................................................           333.3             611.1             622.7
Rest of Europe................................................................            71.2              98.3              99.7
Rest of the World.............................................................            49.1             108.5              94.7
                                                                                  ------------    --------------    --------------
                                                                                 (Pounds)756.3   (Pounds)1,180.1   (Pounds)1,081.1
                                                                                  ============    ==============    ==============

(d) Pre-exceptional operating profit/(loss) and reconciliation to total operating profit/(loss) (in millions)

                                                 1999                                      2000
                                                 ----                                      ----
                                                     Exceptional
                                                           Items
                                                  Reconciliation
                                         Pre-           to Total
                                  Exceptional            (Note 5)          Total          Total
                                 -------------          --------           -----          -----
Food Service Equipment
  --North America............... (Pounds)49.3       (Pounds)(3.2)   (Pounds)46.1   (Pounds)66.3
  --North American
    acquisitions ...............           --                 --              --             --
Food Service Equipment
  --Europe and Rest of the
    World ......................         12.0                 --            12.0           22.6
Food Retail Equipment...........          5.3               (2.8)            2.5           22.6
                                 -------------    --------------  --------------  -------------
                                         66.6               (6.0)           60.6          111.5
                                 -------------    --------------  --------------  -------------

Food Equipment goodwill
  amortization and
  impairment ...................         (2.7)                --            (2.7)         (21.4)
                                 -------------    --------------  --------------  -------------
Food Equipment..................         63.9               (6.0)           57.9           90.1
Property........................          0.2                 --             0.2            8.4
Corporate costs.................         (6.2)                --            (6.2)          (7.3)
                                 -------------    --------------  --------------  -------------
Continuing operations...........         57.9               (6.0)           51.9           91.2
Discontinued operations.........         24.0                 --            24.0           27.1
                                 -------------    --------------  --------------  -------------
Pre-exceptional operating
  profit ....................... (Pounds)81.9     (Pounds)(6.0)     (Pounds)75.9  (Pounds)118.3
                                 =============    ==============  ==============  =============



                                               2001
                                               ----
                                                 Exceptional
                                                       Items
                                              Reconciliation
                                         Pre-       to Total
                                  Exceptional       (Note 5)               Total
                                 -------------    ----------              ------
Food Service Equipment
  --North America............... (Pounds)60.6      (Pounds)(25.6)   (Pounds)35.0
  --North American
    acquisitions ...............          2.0                 --             2.0
Food Service Equipment
  --Europe and Rest of the
    World ......................         17.7               (5.2)          12.5
Food Retail Equipment...........         10.4              (12.6)          (2.2)
                                 ------------     --------------  -------------
                                         90.7              (43.4)          47.3
                                 ------------     --------------  -------------


Food Equipment goodwill
  amortization and
  impairment ...................        (23.0)            (100.0)        (123.0)
                                 ------------     --------------  -------------
Food Equipment..................         67.7             (143.4)         (75.7)
Property........................          9.0                 --            9.0
Corporate costs.................         (8.9)             (24.1)         (33.0)
                                 ------------     --------------  -------------
Continuing operations...........         67.8             (167.5)         (99.7)
Discontinued operations.........          9.1                 --            9.1
                                 ------------     --------------  -------------
Pre-exceptional operating
  profit ....................... (Pounds)76.9     (Pounds)(167.5) (Pounds)(90.6)
                                 ============     ==============  =============

(e)  Geographical analysis: operating profit (in millions)

                                                   1999            2000                           2001
                                                   ----            ----                           ----
                                                                                                  Exceptional items
                                                                                                  -----------------
                                                     Total           Total    Pre-exceptional           (see Note 5)          Total
                                                     -----           -----    ---------------          ------------           -----
United Kingdom.............................   (Pounds)23.9    (Pounds)37.9       (Pounds)11.9         (Pounds)(13.7)   (Pounds)(1.8)
North America..............................           51.4            81.9               72.0                 (49.0)           23.0

Rest of Europe............................................          8.4           16.8          14.9            (2.4)          12.5
Rest of the World.........................................          0.9            3.1           1.1            (2.4)          (1.3)
North America restructuring costs (exceptional item)......         (6.0)            --            --              --             --
Goodwill amortization.....................................         (2.7)         (21.4)        (23.0)         (100.0)        (123.0)
                                                            ------------  -------------  ------------  --------------  -------------
                                                           (Pounds)75.9  (Pounds)118.3  (Pounds)76.9  (Pounds)(167.5) (Pounds)(90.6)
                                                            ============  =============  ============  ==============  =============

Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

2. Segmental analyses for fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

(f)  Total assets less current liabilities (in millions)

                                                                                                              2000            2001
                                                                                                              ----            ----
Food Service Equipment--North America..........................................................       (Pounds)93.3    (Pounds)80.4
         --North American acquisitions.........................................................                 --             4.3
Food Service Equipment--Europe and Rest of the World...........................................               50.9            50.5
Food Retail Equipment..........................................................................               60.7            45.9
Food Equipment Goodwill........................................................................              412.7           310.2
                                                                                                     -------------   -------------
Food Equipment.................................................................................              617.6           491.3
Property.......................................................................................                9.1            10.9
Investments....................................................................................                4.8             4.8
Discontinued operations........................................................................               81.4              --
                                                                                                     -------------   -------------
                                                                                                             712.9           507.0
Corporate......................................................................................              (22.7)            2.0
Net (debt)/cash................................................................................              (63.1)           37.0
                                                                                                     -------------   -------------
                                                                                                     (Pounds)627.1   (Pounds)546.0
                                                                                                     =============   =============

(g)  Total assets less current liabilities: geographical analysis (in millions)

                                                                                                              2000       2001
                                                                                                              ----       ----
United Kingdom.................................................................................      (Pounds)113.7    (Pounds)58.7
North America..................................................................................              518.7           389.3
Rest of Europe.................................................................................               40.0            44.4
Rest of the World..............................................................................               17.8            16.6
Net (debt)/cash................................................................................              (63.1)           37.0
                                                                                                     -------------   -------------
                                                                                                     (Pounds)627.1   (Pounds)546.0
                                                                                                     =============   =============

(h)  Total assets (in millions)

                                                                                  2000           2001
                                                                                  ----           ----
Food Service Equipment--North America..................................  (Pounds)192.3   (Pounds)198.6
                     --North American acquisitions.....................             --             7.7
Food Service Equipment--Europe and Rest of the World...................           93.1           111.7
Food Retail Equipment..................................................           96.6            97.8
Food Equipment Goodwill................................................          412.7           310.2
                                                                         -------------   -------------
Food Equipment.........................................................          794.7           726.0
Property & Corporate...................................................           67.4            47.5
                                                                         -------------   -------------
Continuing operations..................................................          862.1           773.5
Discontinued operations................................................          132.3              --
                                                                         -------------   -------------

                                                                         (Pounds)994.4   (Pounds)773.5
                                                                         =============   =============

(i) Tangible fixed assets (in millions)


                                                                         2000          2001
                                                                         ----          ----
Food Service Equipment--North America..........................  (Pounds)67.3    (Pounds)66.2
                     --North American acquisitions.............            --             1.9
Food Service Equipment--Europe and Rest of the World...........          15.3            13.6
Food Retail Equipment..........................................          31.8            25.3
                                                                 -------------  ---------------
Food Equipment.................................................         114.4           107.0
Property & Corporate...........................................           5.2             4.4
                                                                 -------------  ---------------
Continuing operations..........................................         119.6           111.4
Discontinued operations........................................          52.2              --
                                                                 -------------  ---------------
                                                                (Pounds)171.8   (Pounds)111.4
                                                                 =============  ===============

3. Operating costs

                                                                          1999           2000             2001
                                                                          ----           ----             ----
                                                                                 (in millions)
Cost of sales..................................................  (Pounds)588.6    (Pounds)943.1    (Pounds)888.2
Net operating expenses:
Distribution costs.............................................           25.5             28.8             23.6
Administration expenses........................................           59.6             85.2             90.8
Other operating expenses.......................................            0.7              4.7              1.6
                                                                 -------------  ---------------  ---------------
Operating costs before exceptional items.......................          674.4          1,061.8          1,004.2
Operating exceptional items (see Note 5).......................            6.0               --            167.5
                                                                 -------------  ---------------  ---------------
Operating costs................................................  (Pounds)680.4  (Pounds)1,061.8  (Pounds)1,171.7
                                                                 =============  ===============  ===============

         Gross profit for the period was (Pounds)161.7 million in 1999, (Pounds)237.0 million in 2000 and (Pounds)192.9 million in 2001. Bad debt provision for the period was (Pounds)0.5 million in 1999, (Pounds)1.3 million in 2000, and (Pounds)1.2 million in 2001.

         The total figures above include the following amounts relating to discontinued operations: cost of sales (Pounds)207.5 million in 1999, (Pounds)213.1 million in 2000 and (Pounds)145.3 million in 2001, distribution costs (Pounds)17.9 million in 1999, (Pounds)19.1 million in 2000 and (Pounds)13.3 million in 2001, administration expenses (Pounds)13.4 million in 1999, (Pounds)14.8 million in 2000, (Pounds)9.5 million in 2001 and other operating expenses (Pounds)0.1 million in 1999, (Pounds)1.6 million in 2000 and (Pounds)0.1 million in 2001.

4. Operating profit/(loss)

                                                                                          1999           2000          2001
                                                                                          ----           ----          ----
                                                                                                      (in millions)
Operating profit/(loss) is stated after charging/(crediting):
Depreciation of tangible fixed assets:

--owned............................................................................. (Pounds)18.4    (Pounds)23.7  (Pounds)22.6
--leased............................................................................          0.4             0.1           0.1
Scotsman restructuring costs........................................................          6.0              --            --
Rental of plant and equipment under operating leases................................          4.2             5.9           2.6
Rental of land and buildings........................................................         17.3            19.3          14.3
Rental income.......................................................................         (0.6)           (0.4)         (0.7)
Research and development............................................................          8.9            13.6          13.8
Auditors' remuneration:
--audit fees........................................................................          0.6             0.9           1.0
--other fees........................................................................          0.4             1.1           2.2
Profit on sale of tangible fixed assets.............................................         (0.3)           (0.3)         (1.7)


         In addition to the amounts disclosed above, a further (Pounds)1.2 million was paid to the auditors in 2001 in relation to professional services performed in connection with the disposal of the BCP business. This has been charged against the profit on disposal of (Pounds)29.1 million (note 5b).

5.  Exceptional items


(a) Operating exceptional items

                                                                                                           2001
                                                                                                           ----
                                                                                                    Food
                                                                                                    ----
                                                                         1999       2000       equipment    Corporate      Total
                                                                         ----       ----       ---------    ---------      -----
                                                                                               (in millions)
Restructuring costs................................................. (Pounds)6.0 (Pounds)--  (Pounds)29.7  (Pounds)3.4  (Pounds)33.1
Revisions to working capital provisions and other exceptional
warranty costs......................................................          --         --          13.7           --          13.7
Litigation costs....................................................          --         --            --         12.2          12.2
Costs associated with the Board's review of strategic options.......          --         --            --          8.5           8.5
                                                                      ----------  ---------  ------------  -----------  ------------
                                                                             6.0         --          43.4         24.1          67.5

Goodwill impairment.................................................          --         --         100.0           --         100.0
                                                                      ----------  ---------  ------------  -----------  ------------
Operating exceptional items......................................... (Pounds)6.0 (Pounds)-- (Pounds)143.4 (Pounds)24.1 (Pounds)167.5
                                                                      ==========  =========  ============  ===========  ============

         Restructuring costs of (Pounds)6.0 million in 1999 related to the acquisition of Scotsman Industries Inc. and subsidiaries ("Scotsman") in August 1999. Restructuring costs of (Pounds)33.1 million in 2001 relate principally to the closure of five plants, announced before September 29, 2001. As a result of this decision, the Group accrued for severance and other employee termination costs resulting from a headcount reduction of 870 (all such employees were terminated by September 29, 2001) asset writedowns, and other related plant closure costs. Such projects are expected to be complete within 2002 (note 21).

         Following the publication of FRS18 "Accounting Policies", the Group has changed its accounting estimates for warranty provisions and provided an additional (Pounds)8.0 million. Further exceptional warranty costs of (Pounds)4.5 million have arisen in the period and previously capitalized development costs of (Pounds)1.2 million have been written off.

         The Group settled the long-standing Bomar cases for $17.5 million ((Pounds)12.2 million) to extinguish all claims. A payment of $10.0 million was made in the period with a further $7.5 million in October 2001 (note 26).

         The Board undertook a review of the Group's strategic options during the year, including sales of businesses and reviews of operations, with the objective of maximizing shareholder value. Costs of (Pounds)8.5 million, predominantly professional fees, were incurred.

         Following recent downturns in the U.S. economy, in particular in the retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition. In accordance with the methodology prescribed in FRS11 "Impairment of Fixed Assets and Goodwill", which requires consideration of the net present value of estimated future cash flows, the fair value was reassessed and compared to the carrying value of net assets, including the carrying value of goodwill. As a result, the carrying value of goodwill relating to the Scotsman businesses has been written down by (Pounds)100.0 million (note 12).

(b) Disposal of businesses

                                                                                                   2001
                                                                                                   ----
                                                                                      Building and      Scotsman
                                                                                      ------------      --------
                                                                                 Consumer Products      Response      Total
                                                                                 -----------------      --------      -----
                                                                                               (in millions)
Proceeds--cash..................................................................     (Pounds)114.0    (Pounds)--      (Pounds)114.0
       --vendor loan note (note 16).............................................              20.0            --               20.0
                                                                                      ------------- -------------      -------------

                                                                                             134.0            --              134.0
Less:
Book value of net assets........................................................             (85.7)         (3.1)             (88.8)
Payment into pension fund.......................................................             (10.0)           --              (10.0)
Costs...........................................................................             (13.6)         (0.2)             (13.8)
Goodwill........................................................................               4.4          (2.3)               2.1
                                                                                      ------------- -------------      -------------
Profit/(loss) on disposal.......................................................      (Pounds)29.1  (Pounds)(5.6)      (Pounds)23.5
                                                                                      ============= =============      =============





         On June 14, 2001, the Group completed the sale, announced on April 23, 2001, of its BCP business to Nobia AB for gross consideration of (Pounds)134.0 million (subject to asset adjustments) together with warrants to acquire shares in Nobia, for which the fair value was determined to be immaterial. Prior to completion the Group paid a contribution of (Pounds)10.0 million to Magnet in respect of pension scheme funding. (Pounds)4.4 million of negative goodwill previously written off to reserves was credited to the profit and loss account on disposal.

         On September 14, 2001, the Group disposed of Scotsman Response Limited for consideration of up to (Pounds)45,000.

(c) Net interest payable and similar charges

                                                                    2001
                                                                    ----
Deferred finance fees written off.............................    (Pounds)5.8


         On March 12, 2001, the Group entered into a new revolving multi-currency facility to refinance the Scotsman acquisition debt. The capitalized, unamortized costs of the previous financing arrangements relating primarily to arrangement and other fees totaling (Pounds)5.8 million have been written off.

6. Staff costs (in millions)


                                                                                                   1999          2000           2001
                                                                                                   ----          ----           ----
(a) Staff costs, including Directors, comprised:
Wages and salaries.....................................................................   (Pounds)147.3 (Pounds)255.5  (Pounds)217.6
Social security costs..................................................................            17.7          29.8           26.5
Pension costs..........................................................................             5.1           7.5            4.5
                                                                                          ------------- -------------  -------------
                                                                                          (Pounds)170.1 (Pounds)292.8  (Pounds)248.6
                                                                                          ============= =============  =============



(b) The average monthly number of employees was:
Food Service Equipment--North America..................................................           2,839         4,319          3,870
                    --North American acquisitions......................................              --            --            268
Food Service Equipment--Europe and Rest of the World...................................           1,425         2,273          2,126
Food Retail Equipment..................................................................             516         2,386          2,043
Corporate and Property.................................................................              24            23             26
                                                                                          ------------- -------------  -------------
                                                                                                  4,804         9,001          8,333
Discontinued businesses................................................................           2,379         2,413          1,557
                                                                                          ------------- -------------  -------------
                                                                                                  7,183        11,414          9,890
                                                                                          ============= =============  =============


7. Directors' remuneration (in millions)

                                                                                                   1999          2000           2001
                                                                                                   ----          ----           ----
Fees as Directors......................................................................   (Pounds)0.15   (Pounds)0.18   (Pounds)0.26
Salaries and benefits..................................................................           1.16           0.97           0.91
Bonuses................................................................................           0.93           0.22           0.25
                                                                                          ------------- -------------  -------------
                                                                                                  2.24           1.37           1.42
Pension contributions..................................................................           0.13           0.17           0.05
                                                                                          ------------- -------------  -------------
                                                                                                  2.37           1.54           1.47
Compensation for loss of office........................................................             --           0.31           0.33
                                                                                          ------------- -------------  -------------
                                                                                          (Pounds)2.37   (Pounds)1.85   (Pounds)1.80
                                                                                          ============= =============  =============

         Compensation for loss of office represents severance payments and a relocation bonus paid to directors who resigned in 2000 and 2001.

Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

8. Net interest payable and similar charges

                                                                                                 1999           2000           2001
                                                                                                 ----           ----           ----
                                                                                                        (in millions)
Interest payable and similar charges:
Loan stock repayable in more than five years...........................................  (Pounds)(8.2)  (Pounds)(0.3)    (Pounds)--
Amortization of deferred financing costs...............................................          (0.2)          (2.6)          (1.2)
Bank loans and overdrafts repayable within five years not by installments..............          (1.8)            --             --
Term loan and revolving multi-currency facility........................................          (3.9)         (35.3)         (36.7)
Other loans............................................................................          (0.4)          (0.3)          (0.7)
                                                                                        -------------  -------------  -------------
                                                                                                (14.5)         (38.5)         (38.6)
Interest receivable:
Bank balances..........................................................................           1.1            0.9    (Pounds)1.8
Other..................................................................................           0.1            0.1            0.7
                                                                                        -------------  -------------  -------------
                                                                                                  1.2            1.0            2.5
Net payable before exceptional write-offs..............................................         (13.3)         (37.5)         (36.1)
Exceptional finance costs (see note 5).................................................            --             --           (5.8)
                                                                                        -------------  -------------  -------------
Net interest payable and similar charges............................................... (Pounds)(13.3) (Pounds)(37.5) (Pounds)(41.9)
                                                                                        =============  =============  =============





9. Tax on profit/(loss) on ordinary activities

                                                                                               1999           2000            2001
                                                                                               ----           ----            ----
                                                                                                        (in millions)
The tax charge for the period comprised:
U.K. taxation at 30% in 1999, 2000 and 2001:
--current year.........................................................................  (Pounds)--    (Pounds)0.7      (Pounds)--
Foreign taxation (primarily U.S.) at 35% in 1999, 2000 and 2001:
--current year.........................................................................         5.9           13.5             8.6
                                                                                        -----------   ------------     -----------

                                                                                                5.9           14.2             8.6
                                                                                        -----------   ------------     -----------

Tax relief on exceptional items........................................................          --             --            (2.0)
                                                                                        -----------   ------------     -----------

Tax expense on profit/(loss) on ordinary activities.................................... (Pounds)5.9   (Pounds)14.2     (Pounds)6.6
                                                                                        ===========   ============     ===========

         A substantial proportion of the Group's earnings are in jurisdictions where tax losses are available to reduce the current year tax payable. The Group currently does not have any recognized deferred tax assets or liabilities (refer to note 1 regarding implementation of FRS 19 in 2002), and all taxes are therefore current.

         Tax relief on exceptional items in the current year is limited to (Pounds)2.0 million due to costs being incurred in jurisdictions where there is little or no current tax payable, principally the U.S.

         The components of profit/(loss) on ordinary activities before taxation are as follows:

                                                                                              1999            2000            2001
                                                                                              ----            ----            ----
                                                                                                         (in millions)
U.K. ...........................................................................      (Pounds)11.7    (Pounds)27.3   (Pounds)(88.1)
U.S. ...........................................................................              43.2            36.9           (33.8)
Other jurisdictions.............................................................              11.7            19.6            12.9
                                                                                      ------------    ------------  --------------
Profit/(loss) on ordinary activities............................................      (Pounds)66.7    (Pounds)83.8  (Pounds)(109.0)
                                                                                      ============    ============  ==============

         The differences between the Group's effective tax rates and the statutory income tax rates for the U.S. (as this is the primary region of taxable income) were as follows:

                                                                                       1999          2000          2001
                                                                                       ----          ----          ----
Statutory income tax rate.......................................................     35.0 %        35.0 %       (35.0)%
Increase in rate resulting from:
   Permanent differences........................................................      7.9 %         4.5 %        10.3 %
   Effect of brought forward losses utilized (U.K.).............................     (9.5)%       (10.7)%        (3.8)%
   Effect of brought forward losses utilized (U.S.).............................    (35.2)%       (27.3)%       (14.6)%
   U.S. State and local tax effects.............................................      3.0 %         3.1 %         3.6 %
   Non U.S. tax effects.........................................................      1.9 %        (0.7)%         0.4 %
   Exceptional items............................................................       -- %          -- %        49.9 %
   Other, net...................................................................      5.7 %        13.0 %        (4.7)%
                                                                                    -----          ----         -----
Effective tax rate..............................................................      8.8 %        16.9 %         6.1 %
                                                                                    =====          ====         =====

10. Equity dividends

                                                                                            1999          2000           2001
                                                                                            ----          ----           ----
                                                                                                  (in millions)
Interim, 2.0p net per ordinary share (1999: 4.0p net, 2000: 4.4p net)...........    (Pounds) 6.1  (Pounds)10.8    (Pounds)4.8
Final, nil p net payable per ordinary share (1999: 8.5p net, 2000: 9.35p).......            18.0          23.1             --
                                                                                    ------------  ------------    -----------
                                                                                    (Pounds)24.1  (Pounds)33.9    (Pounds)4.8
                                                                                    ============  ============    ===========

11. Earnings/(loss) per share

                                                                                            1999           2000             2001
                                                                                            ----           ----             ----
                                                                                                  (in millions)
Profit/(loss) for the period....................................................    (Pounds)60.8   (Pounds)69.3  (Pounds) (115.9)
CULS finance costs..............................................................             8.4            0.1               --
                                                                                    ------------   ------------  ---------------
                                                                                    (Pounds)69.2   (Pounds)69.4  (Pounds) (115.9)
                                                                                    ============   ============  ===============

                                                                                            1999           2000         2001
                                                                                            ----           ----         ----
                                                                                                  (in millions)

Basic weighted average number of shares.........................................           157.1          234.0        248.9
Dilutive effect of:
--employee share options........................................................             2.1            1.5          0.1
--share save options............................................................             0.8            0.9          0.2
--CULS..........................................................................            89.4           14.3           --
                                                                                           -----          -----        -----
Diluted weighted average number of shares.......................................           249.4          250.7        249.2
                                                                                           =====          =====        =====

                                                                                                            1999     2000       2001
                                                                                                            ----     ----       ----
                                                                                                                 (in pence)
Basic earnings/(loss) per share.....................................................................        38.7     29.6     (46.5)
Effect per share of exceptional items...............................................................         1.2     (1.3)     19.2
Effect per share of goodwill amortization and impairment............................................         1.7      9.1      49.4
                                                                                                            ----     ----      ----

Adjusted basic earnings per share...................................................................        41.6     37.4      22.1
                                                                                                            ----     ----      ----

Diluted earnings/(loss) per share...................................................................        27.7     27.7     (46.5)
Effect per share of exceptional items...............................................................         0.8     (1.2)     19.2
Effect per share of goodwill amortization and impairment............................................         1.1      8.5      49.3
                                                                                                            ----     ----      ----
Adjusted diluted earnings per share.................................................................        29.6     35.0      22.0
                                                                                                            ====     ====      ====

         Adjusted earnings per share before exceptional items (note 5) and goodwill amortization (note 2d) are disclosed to reflect the underlying performance of the Group.

12. Intangible fixed assets--goodwill


                                                                                                                 2000           2001
                                                                                                                 ----           ----
                                                                                                                       (in millions)
Cost:
At the beginning of the period...............................................................           (Pounds)373.7 (Pounds)439.1
Additions
--acquisitions in the period (note 24).......................................................                    19.4          20.4
--adjustments to prior period goodwill (note 24).............................................                     3.4            --
Disposals of subsidiary entities.............................................................                      --          (2.7)
Currency realignment.........................................................................                    42.6           3.8
                                                                                                        ------------- -------------
At the end of the period.....................................................................           (Pounds)439.1 (Pounds)460.6
Depreciation:
At the beginning of the period...............................................................            (Pounds) 2.7 (Pounds) 26.4
Provided during the period...................................................................                    21.4          23.0
Provision for impairment (see note 5)........................................................                      --         100.0
Disposals of subsidiary entities.............................................................                      --          (0.4)
Currency realignment.........................................................................                     2.3           1.4
                                                                                                        ------------- -------------
At the end of the period.....................................................................                    26.4         150.4
                                                                                                        ------------- -------------
Net book value at end of the period..........................................................           (Pounds)412.7 (Pounds)310.2
                                                                                                        ============= =============

13. Tangible fixed assets

                                                              2000        Land and      Plant and      Assets under            2001
                                                             Total       buildings      equipment      construction           Total
                                                             -----       ---------      ---------      ------------           -----
                                                                                    (in millions)
(a) Cost:
At the beginning of the period............          (Pounds) 306.0  (Pounds) 113.4 (Pounds) 221.1      (Pounds)11.0   (Pounds)345.5
Additions.................................                    32.1             3.9           11.6               8.2            23.7

Acquisitions........................................               1.5            1.4           3.6               --            5.0
Disposals...........................................              (9.8)          (5.8)         (5.0)            (2.2)         (13.0)
Disposals of subsidiary entities or businesses......                --          (31.7)        (58.7)           (11.5)        (101.9)
Reclassifications...................................                --            1.3           1.4             (2.7)            --
Transfer to current assets..........................                --           (5.7)         (2.8)              --           (8.5)
Currency realignment................................              15.7            0.3           0.4               --            0.7
                                                         -------------  -------------  ------------    -------------  -------------
At the end of the period............................             345.5           77.1         171.6              2.8          251.5
Depreciation:
At the beginning of the period......................             147.3           26.2         147.5               --          173.7
Provided during the period..........................              23.8            4.7          18.0               --           22.7
Acquisitions........................................               0.4            0.3           2.3               --            2.6
Disposals...........................................              (4.9)          (2.6)         (4.7)              --           (7.3)
Transfer to current assets..........................                --           (1.6)         (0.5)              --           (2.1)
Disposals of subsidiary entities or businesses......                --           (4.4)        (45.4)              --          (49.8)
Currency realignment................................               7.1            0.1           0.2               --            0.3
                                                         -------------  -------------  ------------    -------------  -------------
At the end of the period............................             173.7           22.7         117.4               --          140.1
                                                         -------------  -------------  ------------    -------------  -------------
Net book value at the end of the period.............             171.8           54.4          54.2              2.8          111.4
                                                         -------------  -------------  ------------    -------------  -------------
Net book value at the beginning of the period.......     (Pounds)158.7   (Pounds)87.2  (Pounds)73.6     (Pounds)11.0  (Pounds)171.8
                                                         -------------  -------------  ------------    -------------  -------------
The net book value of land and buildings comprises:
Freehold............................................      (Pounds)74.1                                                 (Pounds)48.5
Short leasehold.....................................              13.1                                                          5.9
                                                         -------------                                                -------------
                                                          (Pounds)87.2                                                 (Pounds)54.4
                                                         =============                                                =============





         Plant and equipment net book value includes(Pounds)0.7 million (2000:
(Pounds)1.4 million) of leased assets.



                                                                                                          2000                  2001
                                                                                                          ----                  ----

                                                                                                         (in millions)
(b) Capital commitments:
Contracted commitments for future capital expenditure..................................             (Pounds) 2.2       (Pounds) 2.9


14. Fixed assets investments


                                                                     Joint ventures

                                                                     and associates
                                                                     --------------
                                                                                                     Other

                                                     2000    Share of                             unlisted       Own     2001
                                                            --------
                                                    Total   net assets    Goodwill       Total investments     shares   Total
                                                    -----   ----------    --------       ----- -----------     ------   -----
                                                                                  (in millions)
At the beginning of the period ..........    (Pounds) 7.7 (Pounds) 1.8 (Pounds)1.2 (Pounds)3.0 (Pounds)2.1(Pounds) 2.4 (Pounds)7.5)
Acquisitions and additions/earnings .....             0.5          0.2          --         0.2          --          --         0.2
Disposals ...............................            (0.7)          --          --          --        (0.1)         --        (0.1)
                                             ------------ ------------ ----------- ----------- ----------- ----------- ------------
At the end of the period ................             7.5          2.0         1.2         3.2         2.0         2.4         7.6
Amounts written off:
   At the beginning of the period .......             0.1           --          --          --         0.3          --         0.3
   Written off in the period ............             0.2           --          --          --          --         1.1         1.1
                                             ------------ ------------ ----------- ----------- ----------- ----------- ------------
At the end of the period ................             0.3           --          --          --         0.3         1.1         1.4
Net book value at the end of the period .    (Pounds) 7.2 (Pounds) 2.0 (Pounds)1.2 (Pounds)3.2 (Pounds)1.7(Pounds) 1.3 (Pounds)6.2)
                                             ============ ============ ============ ========== =========== =========== ============

     Own shares comprise 1,269,341 ordinary shares of the Group (2000:
1,337,341), held in an independently managed Employee Share Ownership Plan ("ESOP") trust. At September 29, 2001 the market value of the shares was less than cost. Accordingly, a provision has been charged to restructuring costs in respect of a diminution in value. The market value of the shares held by the trust at September 29, 2001, was (Pounds)1.0 million.

     Details of principal subsidiaries and a significant investment are shown in note 28.

15. Stocks

                                                                                                               2000            2001
                                                                                                               ----            ----
                                                                                                               (in millions)
Raw materials and consumable........................................................................   (Pounds)45.9    (Pounds)42.2
Work in progress....................................................................................           17.0            15.7
Finished goods......................................................................................           81.5            36.4
                                                                                                      -------------   -------------
                                                                                                              144.4            94.3
Property............................................................................................            8.7            11.3
                                                                                                      -------------   -------------
                                                                                                      (Pounds)153.1   (Pounds)105.6
                                                                                                      =============   =============


     At the period end the Directors are not aware of any significant difference between book value and replacement value of stocks.

16.  Debtors


                                                                                                               2000            2001
                                                                                                               ----            ----
                                                                                                               (in millions)
Trade debtors (less allowance for doubtful accounts of(Pounds)8.3 million at 2000, and(Pounds)5.7
   million at 2001).................................................................................  (Pounds)181.5   (Pounds)149.6
Other debtors.......................................................................................           21.8            23.6
Prepayments and accrued income......................................................................           12.5             4.3
Current tax.........................................................................................            5.3             3.2
                                                                                                      -------------   -------------
                                                                                                              221.1           180.7
Vendor loan note....................................................................................             --            20.0
                                                                                                      -------------   -------------
                                                                                                      (Pounds)221.1   (Pounds)200.7
                                                                                                      =============   =============


Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

     The vendor loan note (see note 5b) is repayable in 2009 or on a sale or public offering of Nobia AB. The loan is subordinated to Nobia AB's bank and mezzanine debt and interest is payable to Enodis at 3.5% above London Inter-bank Offered Rate ("LIBOR").

17.  Creditors falling due within one year

                                                                                               2000         2001
                                                                                               ----         ----
                                                                                              (in millions)
(a) Borrowings:
Term loan..........................................................................    (Pounds)84.6   (Pounds)--
Deferred financing costs...........................................................            (1.2)        (1.1)
Bank loans and overdrafts..........................................................             6.3          2.7
Other current borrowings...........................................................              --          0.7
Obligations under finance leases (note 27).........................................             0.7          0.1
                                                                                       ------------  -----------
Total (note 19)....................................................................    (Pounds)90.4  (Pounds)2.4
                                                                                       ============  ===========

                                                                                              2000           2001
                                                                                              ----           ----
                                                                                              (in millions)
(b) Other creditors:
Trade creditors....................................................................  (Pounds)102.2   (Pounds)81.8
Other creditors....................................................................           31.4           27.2
Amounts due to subsidiary entities.................................................             --             --
Current tax........................................................................           20.8           21.5
Other taxes and social security....................................................            6.2            2.9
Accruals and deferred income.......................................................           93.2           91.7
Dividend payable...................................................................           23.1             --
                                                                                     -------------  -------------
                                                                                     (Pounds)276.9  (Pounds)225.1
                                                                                     =============  =============

18. Creditors falling due after more than one year

                                                                                              2000           2001
                                                                                              ----           ----
                                                                                              (in millions)
Term loan..........................................................................  (Pounds)287.3     (Pounds)--
Revolving multi-currency loan facility.............................................           64.5          387.5
Deferred financing costs...........................................................           (4.5)          (2.9)
Other loans........................................................................           18.8           13.1
Obligations under finance leases (note 27).........................................            0.5            1.2
                                                                                     -------------  -------------
                                                                                     (Pounds)366.6  (Pounds)398.9
                                                                                     =============  =============

19. Total borrowings

                                                                                              2000           2001
                                                                                              ----           ----
                                                                                              (in millions)
Term loan..........................................................................  (Pounds)371.9     (Pounds)--
Revolving multi-currency loan facility.............................................           64.5          387.5
Deferred financing costs...........................................................           (5.7)          (4.0)
Bank loans and overdrafts..........................................................            6.3            3.2
Other loans........................................................................           18.8           13.3
                                                                                     -------------  -------------
                                                                                             455.8          400.0

Obligations under finance leases...................................................              1.2             1.3
                                                                                       -------------   -------------
                                                                                               457.0           401.3
                                                                                       -------------   -------------
Due within one year................................................................             90.4             2.4
Due after more than one year.......................................................            366.6           398.9
                                                                                       -------------   -------------
                                                                                       (Pounds)457.0   (Pounds)401.3
                                                                                       =============   =============

         An analysis of the maturity of debt is given in note 20.

         Bank loans and overdrafts are considered short-term borrowings. The weighted-average interest rate based on short-term debt outstanding for the fiscal years ended September 30, 2000, and September 29, 2001, was 2.86% and 2.4%, respectively.

         On March 12, 2001, Enodis plc entered into a new (pound)600 million revolving multi-currency facility (the "Facility"), to replace the previous facility that commenced in August 1999. The Facility matures in March 2006, was partly drawn down at the balance sheet date ((pound)387.5 million) and bears interest at 1.375% above LIBOR (increasing to 2.25% from October 2001). As a result, deferred financing costs of (pound)5.8 million relating to the previous syndicated loan facility were written off (note 5). The loans are guaranteed by Enodis and a number of the major subsidiaries within the Group. This Facility of (pound)600 million was reduced by (pound)100 million on July 10, 2001 following the disposal of the BCP business. Interest rates as at September 29, 2001 ranged from 4.1% to 6.0%.

         The Facility is underwritten by two banks pending syndication. The underwriting banks retain the right to alter the structure of the Facility to achieve a successful syndication. The underwriting banks have confirmed they will not exercise their right in such a way as to cause repayment within one year.

         On November 20, 2001, Enodis plc and its principal subsidiaries entered into an agreement to grant the underwriting banks collateral over all the Group's assets. In addition, the agreement governing the Facility contains restrictive covenants that limit the Group's ability to incur other indebtedness and to make acquisitions and other investments. It also requires the maintenance of specified financial covenants, including a minimum net worth amount, a maximum leverage ratio and a minimum interest coverage ratio on a semi-annual basis, as well as a minimum guarantor cover ratio on an annual basis. The Group was in compliance with such covenants as at September 29, 2001, except for the net worth covenant following the write-down of goodwill arising on the Scotsman acquisition. This covenant was reduced by the amount of the goodwill write-down of (pound)100 million as recorded in these financial statements. The Group is in compliance with the amended covenant. At the same time, the total amount of the Facility was converted to U.S. $685 million, split between a revolving multi-currency facility repayable in March 2006 of U.S. $600 million and a 364 day revolving multi-currency credit facility of $85 million with an option (expiring May 22, 2003), to convert to a one year loan.

         A failure to meet financial covenants, if not waived or resolved through negotiation with the lenders, or a change in control of the Group, would entitle the lenders to accelerate maturity of the Facility.

         In addition, the Group is required to make prepayments on the loan of 100% of the proceeds of any equity or capital markets issue, 100% of the net proceeds from the disposal of any assets (in excess of U.S.$1.0 million) and 75% of the surplus cash generated at the end of each fiscal year, commencing with the annual cashflow statement for the fiscal year ending September 28, 2002, above specified leverage ratios, or in the event of a change in control of the business.

         Other loans consist primarily of (pound)11.3 million of Industrial Revenue Bonds (2000: (pound)15.7 million). The Industrial Revenue Bonds are at favorable rates of interest, set periodically by reference to market rates. These bonds incurred rates of interest between 2.0% and 5.7% during the period and are collateralized by certain properties of the Group.

20.  Financial instruments

         The Group treasury function is responsible for ensuring the availability and flexibility of funding arrangements in order to meet the ongoing requirements of the Group. In addition, it is responsible for managing the interest rate risks, liquidity risks and foreign exchange risks of the Group. Appropriate policies that regulate the activity of the Group treasury function are in place. The Group treasury function, in turn, has implemented policies and guidelines to regulate the activities of subsidiary companies. The Group does not trade in financial instruments.

         Foreign exchange transaction exposures are generally managed directly by operating subsidiaries within policies and guidelines established by Group treasury. Group treasury also enters into foreign exchange hedging transactions on behalf of subsidiaries where this is beneficial to the Group. It is the Group's policy not to enter into market transactions to hedge profit and loss account foreign exchange translation exposures. The Group's U.S. dollar denominated interest cost provides a partial hedge to the Group's results. Enodis has significant capital employed in overseas operations. As a result, the Group's balance sheet can be affected by movements in foreign exchange rates. The Group seeks to limit the impact of these currency exposures by borrowing in the same currencies as the capital employed in its main overseas operating units. Foreign exchange contracts are also used to match the currency of the Group's borrowings to such functional currencies.

         The Group finances its operations through a mix of retained profits and borrowings. Borrowings are made at both fixed and floating rates of interest. The Group uses a combination of interest rate swaps, interest rate caps and collars and forward rate agreements to generate the desired interest profile and to manage the Group's exposure to interest rate fluctuations. As at September 29, 2001, the Group had total net debt of (Pounds)365.9 million. Using interest rate swaps and forward rate agreements, (Pounds)136.1 million (37%) was fixed a period greater than six months with a further (Pounds)68.9 million (19%) fixed for a period greater than one year. The remaining (Pounds)160.9 million (44%) remains floating. The interest rate profile is in line with the Group's objectives.

         Short term debtors and creditors have been omitted from all disclosures other than the currency profile due to their short term nature.

a)   Maturity profile of financial liabilities

                                                    Bank                                         Bank
                                              Borrowings                                   borrowings
                                                     and                        2000              and                         2001
                                              debentures         Other         Total       debentures         Other          Total
                                              ----------         -----         -----       ----------         -----          -----
                                                                                (in millions)
Within one year or less or on
 demand ................................    (Pounds)89.7   (Pounds)0.7  (Pounds)90.4      (Pounds)1.6   (Pounds)0.8    (Pounds)2.4
More than one year but not more
 than two years ........................            83.5           0.3          83.8            384.6           1.1          385.7
More than two years but not more
 than three years ......................            82.1           5.3          87.4              0.5           0.2            0.7
More than three years but not
 more than four years ..................           181.7           0.7         182.4               --            --             --
More than four years but not
 more than five years ..................              --           0.7           0.7               --           2.1            2.1
More than five years ...................              --          12.3          12.3               --          10.4           10.4
                                           -------------  ------------ -------------    -------------  ------------  -------------
Gross financial liabilities ............   (Pounds)437.0  (Pounds)20.0 (Pounds)457.0    (Pounds)386.7  (Pounds)14.6  (Pounds)401.3

         In the maturity profile of financial liabilities above, "Other" includes liabilities shown as other loans and obligations under finance leases. Debt more than five years of (Pounds)10.4 million (2000: (Pounds)12.3 million) principally comprises Industrial Revenue Bonds with maturities ranging between 2007 and 2020.

         The Group had the following undrawn borrowing facilities at the end of the period:

                                                              2000          2001
                                                              ----          ----
                                                              (in millions)

Expiry date
In more than two years.........................      (Pounds)138.4 (Pounds)106.9


b)   Interest rate profile: financial liabilities




                                                                                                           Fixed
                                                                                                        weighted
                                                                                 Semi-           Non-    average
                                                  Floating         Fixed         fixed       interest   interest
                                      Total           rate          rate          rate        bearing       rate
                                      -----           ----          ----          ----        -------       ----
(in millions, except
percentages and years)
Financial liabilities
Sterling....................   (Pounds)16.5   (Pounds)15.3   (Pounds)1.0    (Pounds)--    (Pounds)0.2        3.8%
U.S. dollar.................          429.7          267.8          91.3          67.6            3.0        6.5
Euro........................           10.0            9.0           1.0            --             --        4.9
Other.......................            0.8            0.6           0.2            --             --        7.0
                              -------------  -------------  ------------  ------------    ----------- ----------
At September 30, 2000.......  (Pounds)457.0  (Pounds)292.7  (Pounds)93.5  (Pounds)67.6    (Pounds)3.2        6.4
                              -------------  -------------  ------------  ------------    ----------- ----------
Sterling....................           11.2           11.2            --            --             --         --
U.S. dollar.................          349.6          280.7          68.9            --             --        6.3
Euro........................           39.4           39.4            --            --             --         --
Other.......................            1.1            0.7           0.4            --             --        8.5
                              -------------  -------------  ------------  ------------    ----------- ----------
At September 29, 2001.......  (Pounds)401.3  (Pounds)332.0  (Pounds)69.3    (Pounds)--     (Pounds)--        6.3%
                              =============  =============  ============  ============    =========== ==========
                                               Non-
                                           interest
                                            bearing
                               Weighted    weighted
                                average     average
                              period at      period
                                  fixed       until
                                   rate    maturity
                                   ----    --------
(in millions, except
percentages and years)            Years       Years
Financial liabilities
Sterling....................        4.1     2.0
U.S. dollar.................        2.1     1.0
Euro........................        7.0      --
Other.......................        3.1      --
                                    -----------
At September 30, 2000.......        2.2     1.1
                                    -----------
Sterling....................         --      --
U.S. dollar.................        1.2      --
Euro........................         --      --
Other.......................        2.2      --
                                    -----------
At September 29, 2001.......        1.2      --
                                    ===========


         The floating rate financial liabilities comprised bank loans and overdrafts bearing interest at rates based on local money market rates.

         The semi-fixed hedging principally comprised interest rate caps and interest rate collars. The fixed rate hedging principally comprised interest rate swaps.

c)   Interest rate profile: financial assets

                                                                                                                       Non-interest
                                                                                                             Non-  bearing weighted
                                                                                          Floating       interest    average period
                                                                              Total           rate       bearings    until maturity
                                                                              -----           ----       --------    --------------
(in millions)                                                                                                      Years
Financial assets
Sterling...........................................................     (Pounds)6.1    (Pounds)5.7    (Pounds)0.4                --
U.S. dollar........................................................            14.1            5.9            8.2                --
Euro...............................................................             8.8            1.4            7.4                --
Other..............................................................             1.6            1.2            0.4                --
                                                                       ------------   ------------   ------------    --------------
At September 30, 2000..............................................    (Pounds)30.6   (Pounds)14.2   (Pounds)16.4                --
                                                                       ------------   ------------   ------------    --------------
Sterling...........................................................            27.0           22.7            4.3                --
U.S. dollar........................................................            12.1           11.5            0.6                --
Euro...............................................................            14.9           10.3            4.6                --
Other..............................................................             7.4            7.3            0.1                --
                                                                       ------------   ------------   ------------    --------------
At September 29, 2001..............................................    (Pounds)61.4   (Pounds)51.8    (Pounds)9.6                --
                                                                       ============   ============   ============    ==============


         The floating rate financial assets comprise a (Pounds)20 million vendor loan note to Nobia AB due June 2009 bearing interest at a rate of LIBOR plus 3.5% and bank deposits bearing interest at rates based on local money market rates.

         The non-interest bearing financial assets mainly comprise fixed asset investments and cash in transit.

d)   Fair values of financial assets and liabilities

     Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities at the period end.

                                                                                        2000                        2001
                                                                                        ----                        ----
                                                                                     Book        Fair          Book        Fair
                                                                                    value       value         value       value
                                                                                    -----       -----         -----       -----
                                                                                                    (in millions)
Primary financial instruments held or issued to finance the Group's operations:
Short term borrowings and current portion of long term borrowings.....      (Pounds)(89.7)(Pounds)(89.7)(Pounds)(1.6)(Pounds)(1.6)
Long term borrowings..................................................             (347.3)       (347.3)      (385.1)      (385.1)
Cash in bank and in hand..............................................               28.5          28.5         39.4         39.4
Other unlisted investments............................................                1.8           1.8          1.7          1.7
Vendor loan note......................................................                 --            --         20.0         20.0
Other loans and finance leases........................................              (20.0)        (20.0)       (14.6)       (14.6)



                                                                                          2000                       2001
                                                                                          ----                       ----
                                                                                       Book        Fair        Book        Fair
                                                                                      value       value       value       value
                                                                                      -----       -----       -----       -----
                                                                                                    (in millions)
Derivative financial instruments held or issued to manage the interest rate and currency profile:
Interest rate swaps and similar instruments.................................    (Pounds)--   (Pounds)0.2   (Pounds)-- (Pounds)(4.9)
Interest rate caps and collars..............................................            --            --           --           --
Forward foreign currency contracts..........................................            --            --          4.3          4.3


         The fair value of short term deposits and current portion of long term borrowings approximates to the carrying amount because of the short term maturity of these instruments.

         The fair value of the long term borrowings approximates the carrying value due to the debt being subject to floating rates or short term fixed rates.

         The fair value of cash at bank and in hand as well as trade debtors and creditors approximates to the carrying value due to the short term nature of the items.

         The fair value of the interest rate swaps, caps and collars and foreign exchange contracts has been estimated by reference to prices available from the markets on which the instruments are traded. All other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

e) Hedging

         As explained above, the Group's policy is to hedge the following exposures:

         --Interest rate risk--using interest rate swaps, caps and collars and forward rate agreements.

         --Balance sheet translation risk--using forward foreign exchange contracts and borrowings in functional currencies.

         Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is likely to be recognized.

         Unrecognized gains and losses on instruments used for hedging are as follows:

                                                                                              Gains              Losses
                                                                                              -----              ------
                                                                                          2000        2001        2000         2001
                                                                                          ----        ----        ----         ----
                                                                                                    (in millions)
Unrecognized gains and losses on hedges to the period end.......................   (Pounds)0.9 (Pounds)4.3(Pounds)(0.7)(Pounds)(4.9)



         During 2001, the Group used various interest rate hedging instruments to manage its exposure to interest rate changes on long term debt. These were interest rate swaps, forward rate agreements and an interest rate collar.

         The interest rate swaps involve the exchange of variable interest rate payments for fixed, without exchanging the notional principal amount. At September 29, 2001, the Group had outstanding interest rate swap agreements denominated in U.S. dollars, maturing on November 29, 2002, with an aggregate notional amount of $100 million ((Pounds)68.0 million). Under these agreements, the Group receives interest at floating rates based on three month LIBOR, which approximated 2.6% at September 29, 2001, and pays fixed interest at 6.295%. The Group enters into forward rate agreements ("FRAs") with three month terms. At September 29, 2001, the Group had FRAs outstanding denominated in U.S. dollars, maturing on various dates from November 8, 2001, through August 8, 2002, with aggregate notional principal of $330.0 million ((Pounds)224.5 million) and interest rates ranging from 6.58% to 6.69%.

         The fair value of such contracts is estimated based on quoted market prices of the same or similar issues available. Unrealized losses on such agreements were (Pounds)0.2 million and (Pounds)4.9 million at September 30, 2000, and September 29, 2001, respectively. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. The Group is subject to credit risk in the event of a default by a counterparty. The Group mitigates this risk by using major financial institutions with high credit ratings.

         At September 30, 2000 and September 29, 2001, the Group had foreign currency forward contracts to sell (Pounds)29.1 million and buy (Pounds)96.6 million, respectively, in foreign currency. The fair value of the forward contracts is the amount that the Group would receive or pay to terminate the contracts. In order to terminate these agreements, the Group would have incurred a gain of (Pounds)0.3 million and gain of (Pounds)4.3 million at September 30, 2000 and September 29, 2001, respectively.

f) Currency profile

         The main functional currencies of the Group are Sterling and U.S. dollar. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts used to manage currency exposure. The amounts shown represent the transactional exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating units involved.


                                          Other                                                    Other
                                U.S.     European                  2000                  U.S.      European              2001
                Sterling      dollar    currencies    Other        Total    Sterling    dollar    currencies   Other     Total
                --------      ------    ----------    -----        -----    --------    ------    ----------   -----     -----
                                                             (in millions)
Sterling..... (Pounds)-- (Pounds)0.2 (Pounds)1.6 (Pounds) --  (Pounds)1.8  (Pounds)-- (Pounds)0.1 (Pounds)1.2 (Pounds)-- (Pounds)1.3
U.S. dollar..        0.2          --          --          --          0.2          --          --          --         --          --
Currencies...        0.1         2.0          --          --          2.1          --         0.2         0.7         --         0.9
Other........         --         1.0         0.1         0.2          1.3          --         1.6          --         --         1.6
              ----------- ---------- ----------- -----------  -----------  ----------  ---------- ----------- ---------- -----------
             (Pounds)0.3 (Pounds)3.2 (Pounds)1.7 (Pounds)0.2  (Pounds)5.4  (Pounds)-- (Pounds)1.9 (Pounds)1.9 (Pounds)-- (Pounds)3.8
              =========== ========== =========== ===========  ===========  ==========  ========== =========== ========== ===========




21. Provisions for liabilities and charges

                                                                              Deferred
                                                                              employee
                                                   Property     Pensions      benefits      Warranty     Restructuring        Total
                                                   --------     --------      --------      --------     -------------        -----
                                                                                   (in millions)
a) Analysis of movement in provisions:
At October 1, 2000.........................     (Pounds)1.0  (Pounds)3.3  (Pounds)23.1  (Pounds)16.7       (Pounds)1.5 (Pounds)45.6
Charged to profit and loss account.........             0.1          0.3            --           0.6                --          1.0

Charged to profit and loss account
   exceptional items.......................          2.0          --            0.2            8.5           31.1           41.8
Utilized...................................         (0.3)        (0.8)         (0.1)            --          (14.5)         (15.7)
Transfer (to)/from other balance sheet
   categories..............................          1.8           --          (2.7)          (3.4)         (10.5)         (14.8)
Currency realignment.......................           --          0.1           0.7            0.1            0.3            1.2
                                             -----------  -----------  ------------   ------------    -----------   ------------
At September 29, 2001......................  (Pounds)4.6  (Pounds)2.9  (Pounds)21.2   (Pounds)22.5    (Pounds)7.9   (Pounds)59.1
                                             =========== ============  ============   ============    ===========   ============





         Property provisions relate primarily to lease payments under onerous contracts, primarily related to our discontinued operations.

         Pension scheme details are set out in note 25.

         Deferred employee benefits relate primarily to deferred compensation plans, supplemental retirement plans and post retirement benefit plans. It is not possible to estimate, with certainty, the timing of payments.

         Warranty provisions have been recognized for estimated claims under product guarantees. It is not possible to estimate, with certainty, the timing of payments.

         Restructuring costs relate mainly to costs associated with the charges described in Note 5 "Exceptional items", and are expected to be utilized within one year. Cash payments of (Pounds)14.5 million were made in 2001. A further (Pounds)6.5 million in cash payments are expected to be made, as well as non-cash charges of (Pounds)1.4 million.

b) Deferred taxation

1. Deferred taxation not provided Given the availability of losses and surplus ACT within the Group, it is not expected that any tax would be payable if the Group were to dispose of its land and buildings at their balance sheet values. Enodis recognizes a deferred tax liability related to the undistributed earnings of subsidiaries if Enodis expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. No liabilities have been recognized in the accompanying financial statements, as Enodis either intends to permanently reinvest all such undistributed earnings or to the extent they may be repatriated, no further tax is expected due to significant (unprovided) losses in the U.K. or foreign tax credits. These losses could be used to offset any earnings that were remitted to the United Kingdom.

2. Tax losses The Group has approximately (Pounds) 284 million of losses available for offset against future profits, comprising (Pounds)85 million in the U.K. and(Pounds)190 million in the U.S. with a further(Pounds)9 million in other countries in 2001. The losses in the U.K. and other countries do not expire. The(Pounds)190.0 million of losses in the U.S. expire as follows:(Pounds)87.0 million
         (2006),(Pounds)69.0 million (2007),(Pounds)3.1 million
         (2008),(Pounds)9.7 million (2009), and(Pounds)22.1 million (2010 and thereafter). In addition, the Group has surplus ACT carried forward of(Pounds)11.5 million.

Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

22. Called up share capital

                                                                                2000           2001        2000        2001
                                                                                ----           ----        ----        ----
                                                                                      (in millions, except share data)
(a) Number and value of shares:
Ordinary shares of 50p each
Authorized................................................               344,200,000    344,200,000(Pounds)172.1(Pounds)172.1
Allotted, called up and fully paid........................               250,074,985    250,288,950        125.0        125.1

         1,269,341 ordinary shares of the Enodis (2000: 1,337,341) are held in an independently managed ESOP trust. The ESOP trust was established in 1994 when Mourant & Co. were appointed as trustees to purchase shares in the Enodis to meet some of the future obligations under employee option schemes. Shares are distributed to employees upon exercise of options held by them and payment by them of the exercise price. The Group finances the ESOP trust by way of an interest free loan (note 14) of (pound)2.4 million.

         The ESOP trust has waived the right to receive dividends on all shares held.

                                                                                                                     Ordinary shares
                                                                                                                     ---------------
(b) Movement of ordinary shares during the period:
At October 1, 2000.........................................................................................              250,074,985
Exercise of share options under the Sharesave Scheme (1992)................................................                  193,965
Exercise of share options under the Executive Scheme (1995)................................................                   20,000
                                                                                                                         -----------
At September 29, 2001......................................................................................              250,288,950
                                                                                                                         ===========





         The proceeds of the exercises of share options in the year to September 29, 2001 amounted to (pound)264,816.

(c)      Option schemes

         During the year the Group has operated the following shareholder approved employee option schemes using new shares:

                                                                                         Number of options
                                                                                         -----------------
                                                                       2000        Granted      Exercised      Lapsed           2001
                                                                       ----        -------      ---------      ------           ----
Sharesave Scheme (1992)...................................        2,341,648             --        193,965     911,144      1,236,539
Executive Scheme (1984)*..................................          116,870             --             --          --        116,870
Executive Scheme (1995)...................................        3,003,470        221,065         20,000     225,020      2,979,515
Executive Scheme (2001)...................................               --      3,753,000             --          --      3,753,000


         The Group has outstanding at September 29, 2001, the following options to subscribe for ordinary shares:

                                                                              Exercise         Date from         Last
                                                                                 price             which       expiry
                                                                    Year         Pence       exercisable         date         Number
                                                                    ----         -----       -----------         ----         ------
Sharesave Scheme (1992).......................................      1994         150.9          01.09.01     01.03.02        133,227
                                                                    1995         181.8          01.09.02     01.03.03         38,626
                                                                    1996         158.8          01.09.01     01.03.02         70,121
                                                                    1996         158.8          01.09.03     01.03.04         20,379
                                                                    1997         112.0          01.09.02     01.03.03        150,802
                                                                    1997         112.0          01.09.04     01.03.05        148,325
                                                                    1998         202.7          01.09.01     01.03.02         46,581
                                                                    1998         202.7          01.09.03     01.03.04         60,745
                                                                    1998         202.7          01.09.05     01.03.06         27,315
                                                                    1999         192.7          01.09.02     01.03.03        106,134
                                                                    1999         192.7          01.09.04     01.03.05        125,436
                                                                    1999         192.7          01.09.06     01.03.07         21,317
                                                                    2000         258.9          01.09.03     01.03.04        107,539
                                                                    2000         258.9          01.09.05     01.03.06        119,000
                                                                    2000         258.9          01.09.07     01.03.08         60,992
                                                                                                                           ---------
                                                                                                                           1,236,539
                                                                                                                           =========

Executive Share Scheme (1984)*................................                   95.10          03.02.96     03.02.03         61,989
                                                                                222.99          14.02.97     14.02.04         54,881
                                                                                                                           ---------

                                                                                                                 116,870
                                                                                                               =========
Executive Share Scheme (1995).................................      230.50          31.03.98     31.03.05         18,080
                                                                    186.00          22.07.99     22.07.06        167,655
                                                                    144.00          01.07.00     01.07.07        390,000
                                                                    187.50          28.11.00     28.11.07        254,802
                                                                    180.00          17.11.01     17.11.08        137,935
                                                                    262.90          28.07.02     28.07.09        900,000
                                                                    314.00          24.11.02     24.11.09         90,197
                                                                    322.20          03.07.03     03.07.10        799,781
                                                                    210.00          21.12.03     21.12.10        201,065
                                                                    216.28          21.12.03     21.12.10         20,000
                                                                                                               ---------
                                                                                                               2,979,515
                                                                                                               =========
Executive Share Scheme (2001).................................      181.00          22.01.04     22.01.11      2,753,919
                                                                    210.45          22.01.04     22.01.11        109,913
                                                                    181.00          12.06.04     12.06.11        203,238
                                                                    101.00          10.09.04     10.09.11        685,930
                                                                                                               ---------
                                                                                                               3,753,000
                                                                                                               =========

-----------

*    No further options can be granted under this Scheme.

     The maximum aggregate number of unissued shares over which options may currently be granted under all Schemes in any ten year period cannot exceed 10% of the nominal share capital of Enodis on the date of grant. At September 29, 2001, a total of 11,628,776 options were available for grant under all Schemes. The maximum aggregate number of shares over which executive share options in any ten year period can be granted cannot exceed 5% of the nominal share capital of the Group on the date of grant. At September 29, 2001, a total of 1,452,785 options were available for grant under executive schemes.

23. Reserves

     Movements on reserves during the year were as follows:

                                                                                            Share                         Profit
                                                                                          premium       Revaluation     and loss
                                                                                          account           reserve      account
                                                                                          -------           -------      -------
                                                                                                    (in millions)
At October 1, 2000................................................................. (Pounds)238.9        (Pounds)--  (Pounds)(150.1)
Retained loss for the year.........................................................            --                --          (120.7)
Negative goodwill written back on disposal of subsidiaries.........................            --                --            (4.4)
Shares issued......................................................................           0.1                --              --
Foreign currency translation adjustment (note a)...................................            --                --            (1.7)
                                                                                    -------------        ----------  --------------
At September 29, 2001.............................................................. (Pounds)239.0        (Pounds)--  (Pounds)(276.9)
                                                                                    =============        ==========  ==============

(a) The foreign currency translation adjustment arises on the translation of interests in the opening equity of overseas subsidiary entities and associated undertakings, long term foreign borrowings used to finance overseas investments, and on the translation of the profit and loss account for the year to closing rate.

(b) Goodwill written off directly against profit and loss reserve amounts to(Pounds)335.9 million (2000:(Pounds)331.5 million).

24. Acquisitions

(a)     1999

1.      Subsidiaries acquired

        During the 53 weeks ended October 2, 1999 the Group acquired the following companies:

        --Convotherm Elektrogerate, GmbH and subsidiaries ("Convotherm"), December 1998.

        --Scotsman, August 1999.

        Both the Convotherm and Scotsman companies (together the "acquired businesses") were accounted for using the purchase method of accounting.

2.       Net assets acquired, purchase consideration and goodwill

The following table explains the adjustments to book value by major category of assets and liabilities acquired to arrive at the fair values included in the financial statements at the date of acquisition of Scotsman, the fair values included in the financial statements at the date of acquisition of Convotherm, the purchase consideration for the acquired businesses, and the goodwill arising on acquisitions:

                                                            Alignment of
                                     Book       Valuation     accounting                  Scotsman
                                    value     adjustments       policies       Other         Total       Convotherm         Total
                                    -----     -----------       --------       -----         -----       ----------         -----
                                                                 (in millions)
Goodwill................... (Pounds)189.4  (Pounds)(189.4)   (Pounds)--   (Pounds)--     (Pounds)--   (Pounds)--      (Pounds)--
Tangible fixed assets......          61.6            (0.1)           --           --           61.5          1.8            63.3
Stocks.....................          53.8            (5.2)          2.5           --           51.1          3.0            54.1
Trade debtors..............          83.7            (2.1)           --           --           81.6          2.6            84.2
Net cash...................           9.3            (0.3)           --           --            9.0          0.5             9.5
Trade creditors............         (32.1)             --            --           --          (32.1)        (0.6)          (32.7)
Other liabilities..........         (37.5)          (29.7)         (3.1)         0.5          (69.8)        (1.4)          (71.2)
Net debt...................        (219.9)           (4.6)           --           --         (224.5)        (3.7)         (228.2)
Minority interest..........          (0.8)             --            --           --           (0.8)          --            (0.8)
                            -------------  --------------  ------------- -----------     ----------  -----------      ----------
Net assets/(liabilities)
   acquired................ (Pounds)107.5  (Pounds)(231.4) (Pounds)(0.6) (Pounds)0.5 (Pounds)(124.0) (Pounds)2.2  (Pounds)(121.8)
Consideration:
Paid in cash...............                                                           (Pounds)225.0  (Pounds)8.4   (Pounds)233.4
Deferred...................                                                                    17.1          0.8            17.9
Fees.......................                                                                    11.5          0.4            11.9
                                                                                      -------------  -----------  --------------
Total......................                                                                   253.6          9.6           263.2
                                                                                      -------------  -----------  --------------
Goodwill arising in 1999...                                                                   377.6          7.4           385.0
                                                                                      -------------  -----------  --------------
Subsequent adjustment......                                                                     3.4           --             3.4
                                                                                      -------------  -----------  --------------
Final goodwill 2000........                                                           (Pounds)381.0   (Pounds)--   (Pounds)388.4
                                                                                      =============  ===========  ==============

     The adjustments to the pre-acquisition books of Scotsman are summarized as follows:

-- Write-off of goodwill of (Pounds)189.4 million carried on the balance sheet of Scotsman as at the date of acquisition.

-- Recognition of some additional liabilities as well as valuation adjustments to amounts already recorded, totaling (Pounds)22.4 million.

-- Premium of (Pounds)4.9 million on the repayment of Scotsman Senior Subordinated debt as a result of a change of control clause.

-- Write up of inventory to a FIFO basis from a LIFO basis of (Pounds)2.5 million.

-- Recalculation of the pension liability under U.K. GAAP amounting to (Pounds)2.1 million.

-- Recalculation of the deferred tax assets and liabilities under U.K. GAAP amounting to (Pounds)15.7 million.

--   The tax impact of all of the fair value adjustments is shown as "Other".

-- Adjustments of (Pounds)3.4 million were recorded in 2000 relating to the amounts estimated above.

     Deferred consideration for Scotsman includes amounts payable in respect of shares still outstanding and the consideration for the acquisition of the minority interest in Austral Refrigeration PTY Ltd which was acquired as a result of the minority shareholders exercising a change in control option to sell their shares. All deferred consideration is expected to be paid within one year. Fees of (Pounds)0.9 million payable to the Group's auditors for work performed in connection with acquisitions have been capitalized in goodwill.

     Included in the balances for Convotherm are adjustments to align the accounting policies in the amount of (Pounds)0.2 million.

     Deferred consideration for Convotherm is expected to be paid in 2004 and is not subject to any performance criteria.

     Deferred consideration of (Pounds)0.3 million, accrued in 1998 in respect of Aladdin Temp-Rite and New Ton, was paid in the current year. This amount has been included in the "Acquisitions and disposals" section of the current year cash flow statement.

     The subsidiaries acquired during 1999 contributed (Pounds)7.8 million to the Group's net operating cash flows, paid (Pounds)0.4 million in respect of interest, paid (Pounds)1.7 million in respect of taxation and utilized (Pounds)0.2 million net for capital expenditure.

3.   Pre-acquisition trading

Convotherm generated operating profit in its last financial year ended December 31, 1998, amounting to (Pounds)1.7 million. There was no trading activity between its last financial year and the acquisition date of December 31, 1998.

     The summarized profit and loss account of Scotsman for the period from September 27, 1998, to August 12, 1999, (date of acquisition), as extracted from the management financial statements, adjusted for the effects of goodwill amortization and interest expense associated with financing the acquisition, as if the financing had taken place on September 27, 1998, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), is set out below:

Profit and loss account

                                                                                                     Pro forma
                                                                                                     ---------
                                                                                      Scotsman      Adjustment      Total
                                                                                      --------      ----------      -----
                                                                                              (in millions)
Turnover.......................................................................   (Pounds)357.0      (Pounds)--  (Pounds)357.0
Operating profit...............................................................            30.6           (11.6)          19.0
Net interest payable and similar charges.......................................           (14.3)          (22.3)         (36.6)
                                                                                  -------------   -------------  -------------
Profit before taxation.........................................................            16.3           (33.9)         (17.6)
Tax on profit on ordinary activities...........................................            (7.7)            7.8            0.1
                                                                                  -------------   -------------  -------------
Profit attributable to shareholders............................................     (Pounds)8.6   (Pounds)(26.1)         (17.5)
                                                                                  -------------   -------------  -------------

Basic earnings per share.......................................................             5.5p         (16.6)p         (11.1)p
                                                                                  -------------   -------------  -------------

Diluted earnings per share.....................................................             3.4p         (16.6)p         (11.1)p
                                                                                  -------------   -------------  -------------

     Translation losses of (Pounds)2.6 million, not stated in the profit and loss account, arose in the period to August 13, 1999. These losses relate principally to foreign exchange translation differences on the net investment in overseas subsidiaries.

(b)  2000

1.   Subsidiaries acquired

During the 52 weeks ended September 30, 2000, the Group acquired the following companies:

--   Merrychef Limited ("Merrychef") June 2000; and

-- Total Cellar System now named Scotsman Response Limited ("Scotsman Response"), January 2000.

     Both acquired companies were accounted for using the purchase method of accounting.

2.  Net assets acquired, purchase consideration and goodwill

    The following table explains the fair value, by major category, and the goodwill arising on the aforementioned acquisitions.

                                                                                                      Scotsman
                                                                                      Merrychef       response         Total
                                                                                      ---------       --------         -----
                                                                                              (in millions)
Tangible fixed assets...........................................................   (Pounds)0.4    (Pounds)0.7   (Pounds)1.1
Stocks..........................................................................           0.6            0.3           0.9
Trade debtors...................................................................           1.4            1.0           2.4
Trade creditors.................................................................          (0.9)          (0.2)         (1.1)
Other liabilities...............................................................          (1.2)          (0.9)         (2.1)
Net debt........................................................................          (0.1)          (0.8)         (0.9)
                                                                                  -------------   ------------ -------------
Fair value of assets acquired...................................................   (Pounds)0.2    (Pounds)0.1   (Pounds)0.3
Consideration:                                                                    -------------   ------------ -------------
Paid in cash....................................................................  (Pounds)16.7    (Pounds)2.1  (Pounds)18.8
Fees............................................................................           0.2             --           0.2
Loan notes issues...............................................................            --            0.7           0.7
                                                                                  -------------   ------------ -------------
Total...........................................................................          16.9            2.8          19.7
                                                                                  -------------   ------------ -------------
Goodwill arising................................................................  (Pounds)16.7    (Pounds)2.7  (Pounds)19.4
                                                                                  =============   ============ =============


    There were no significant adjustments to the book value of assets acquired. Deferred consideration and costs of (Pounds)28.8 million accrued in 1999 in respect of the Scotsman acquisition, were paid in the 2000. This amount has been included in the "Acquisitions and disposals" section of the 2000 cash flow. The impact of the acquisitions in 2000 was not material to turnover, profit for the period, or basic and diluted earnings per share.

(c) 2001

    On November 11, 2000, the Group acquired the entire share capital of Jackson MSC, Inc ("Jackson"), for consideration of $36.2 million including costs. Jackson is principally involved in the manufacturing and supply of industrial dishwashing equipment.

    The Company was accounted for using the purchase method of accounting. Details of the acquisition are shown in the table below. Provisional fair value adjustments reflect the circumstances and conditions at the date of acquisition and principally relate to the write-off of obsolete stock, additional cost accruals and the write-off of goodwill carried on the balance sheet.

                                                                                                        Fair value
                                                                                       Book value       Adjustment       Total
                                                                                       ----------       ----------       -----
                                                                                               (in millions)
Goodwill........................................................................      (Pounds)0.6    (Pounds)(0.6)   (Pounds)--
Fixed assets....................................................................              2.4              --           2.4
Stock...........................................................................              5.0            (0.6)          4.4
Other current assets............................................................              1.4            (0.3)          1.1
Current liabilities.............................................................             (2.0)           (0.3)         (2.3)
Loans...........................................................................             (0.7)             --          (0.7)
                                                                                      ------------   -------------  -------------
Net assets/(liabilities) acquired...............................................      (Pounds)6.7    (Pounds)(1.8)  (Pounds)4.9
                                                                                      ============   =============  =============

Consideration:
Paid in cash....................................................................                                   (Pounds)24.4
Costs...........................................................................                                            0.9
                                                                                                                   -------------
Total...........................................................................                                           25.3
                                                                                                                   -------------
Goodwill arising................................................................                                   (Pounds)20.4
                                                                                                                   =============

         The subsidiary acquired during the year contributed (Pounds)2.9 million to the Group's net operating cash flows, paid no interest or taxation and utilized (Pounds)0.4 million net for capital expenditure.

         The Group made other acquisitions totaling (Pounds)0.5 million in the 2001.

         The impact of the acquisitions in 2001 was not material to turnover, profit for the period or basic and diluted earnings per share.

25. Group pension schemes

         The Group operates a number of pension schemes of both the defined benefit and defined contribution type. The total pension cost for 2001 was (Pounds)4.15 million (2000: (Pounds)4.7 million). There is a provision for pension costs of (Pounds)2.9 million (2000: (Pounds)3.5 million) in the balance sheet as at September 29, 2001 arising from the accumulated difference between the contributions paid and the corresponding pension costs.

         The total employer contributions payable to the Group's defined contribution schemes over the year was(Pounds)3.1 million (2000: (Pounds)2.7 million). At September 29, 2001, there were no outstanding or prepaid contributions (2000: nil).

         The Group currently accounts for pensions under SSAP 24. Under the transitional arrangements for FRS 17, the Group is required to provide additional disclosures relating to its pension schemes. These are provided below.

         SSAP 24

         a) A number of the Group's full time U.K. employees as at September 29, 2001 are members of defined benefit arrangements with assets held in separate trustee administered funds. The principal defined benefit scheme in the U.K. is the Berisford
                  (1948) Pension Scheme ("the Berisford Scheme"). A valuation was carried out by a qualified independent actuary at March 31, 2001 using the attained age method. Following the valuation it was agreed that the employer would pay contributions at the rate of 0% of pensionable salaries.

                  The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions used in the valuation were:

         Investment returns......................................      5.5% p.a.
         Increase in salaries....................................      4.5% p.a.
         Present and future pensions.............................      5.0% p.a.


                  The total market value of the Berisford Scheme's assets at the last valuation date, together with their funding level as a percentage of accrued benefits after allowing for future increases in earnings, was (Pounds)86.4 million (117.9%).

         b) Enodis Corporation maintains a 401(k) plan which covers most of its employees. It had formerly maintained several frozen defined benefit pension plans. These plans have been terminated with the approval of the appropriate regulatory authorities, and all of the liabilities to participants and beneficiaries have been settled.

         c) Scotsman Industries maintained a number of pension and 401(k) plans which cover substantially all of its employees. Benefits under defined benefit plans for hourly paid employees are based on a fixed multiple of the length of service and for salaried employees are based on a percentage of earnings during the year of their employment. All pension plans have been funded in accordance with the Employee Retirement Income Security Act of 1974.

         Following the last valuations of the plans at January 1, 2001, it was agreed that the employer would pay contributions at the rate of 0% of pensionable salaries.

         The following assumptions were used to develop net pension costs for pension plans in the U.S. in the 52 weeks ended

September 29, 2001:

Discount rate.................................................  8.5% p.a.
Future salary increases.......................................  not applicable
Future pension increases......................................  nil


         Actuarial gains and losses are amortized over the estimated future working lifetime of employees.

         The total market value of the U.S. plans' assets as at September 29, 2001 was(Pounds)40.4 million. The funding level of the U.S. plans as a percentage of accrued benefits, after allowing for future increases in earnings, was 136%.

FRS 17

         The figures below for the Berisford Scheme have been based on a full actuarial valuation as at March 31, 2001, updated to the current year end. For the pension plans in the U.S., the figures have been based on full actuarial valuations as at January 1, 2001, updated to the current year end.

         The assets in the Group's defined benefit schemes and the expected rate of return were:

                                                               Berisford Scheme                    Pension Plans in the U.S.
                                                               ----------------                    -------------------------
                                                              Long term                                Long term
                                                         rate of return                           rate of return
                                                            expected at            Value at          expected at            Value at
                                                          September 29,       September 29,        September 29,       September 29,
                                                                   2001                2001                 2001                2001
                                                                   ----                ----                 ----                ----
                                                                           (in millions, except percentages)
Asset:
Equities.........................................                 6.49%        (Pounds)43.6              10.175%        (Pounds)17.2
Corporate Bonds..................................                 6.09%                12.8                 6.5%                 7.6
Government Bonds.................................                 4.49%                 9.8                 5.6%                 5.0
Property.........................................                 6.49%                 7.5                 6.5%                 2.3
Other............................................                 4.49%                 1.7                 6.5%                 3.0

         The liabilities of the Group's schemes at September 29, 2001 were calculated on the following bases as required under FRS 17:

                                                                                   Post retirement plans in the U.S.
                                                                                   ---------------------------------
                                                                                Berisford
                                                                                   Scheme              Pension                 Other
                                                                                   ------              -------                 -----
Assumptions at September 29, 2001
Discount rate....................................................                   6.09%                6.75%                  7.5%
Rate of increase in salaries.....................................                    4.5%       Not applicable        Not applicable
Rate of increase in pensions in payment..........................                    5.0%                   0%        Not applicable
Rate of increase in pensions in deferment........................                    3.0%                   0%        Not applicable
Medical cost inflation...........................................          Not applicable       Not applicable             6.5%-5.0%
Price inflation..................................................                    3.0%                2.75%        Not applicable

Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

25. Group pension schemes

         The balance sheet position for the Group's schemes as calculated under FRS17 at September 29, 2001 was as follows:

                                                                              Post retirement benefit plans in the U.S.
                                                                              -----------------------------------------
                                                                           Pension plans            Pension plans
                                                                          with assets in         with liabilities
                                                             Berisford         excess of             in excess of    Post retirement
                                                                Scheme       liabilities                   assets      medical plans
                                                                ------       -----------                   ------      -------------
                                                                                    (in millions)
Fair value of assets.................................     (Pounds)75.4      (Pounds)35.1             (Pounds)  --       (Pounds) --
Present value of scheme liabilities..................            (69.5)            (33.7)                    (3.9)             (2.9)
Surplus or deficit in the scheme.....................              5.9               1.4                     (3.9)             (2.9)
Unrecognizable surplus in the scheme.................               --              (0.7)                      --                --
                                                           -----------       ------------            -------------     -------------
Net pension asset/liability..........................      (Pounds)5.9       (Pounds)0.7             (Pounds)(3.9)     (Pounds (2.9)
                                                           ===========       ============            =============     =============

26. Contingencies

         Various lawsuits and claims arising in the ordinary course of business are pending against the Group. The Group is vigorously contesting or pursuing, as applicable, several lawsuits and claims where it believes that its positions are sustainable. The Group has recorded accruals for losses that it considers to be probable and reasonably estimable. Based upon the Group's current assessments of these lawsuits and claims (including those noted below) and the capital resources available to it, the Group believes that the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts accrued in respect of them. Therefore, the resolution of these lawsuits should not have a material effect on the Group's financial condition, liquidity or results of operations. However, due to the uncertainties involved in litigation, there are cases, including some of the claims involving Consolidated Industries Corp. of Lafayette, Indiana ("Consolidated"), in which either the outcome is not reasonably predictable or losses, if any, are not reasonably estimable. If the Consolidated-related lawsuits and claims were ultimately determined in a manner adverse to the Group, and in amounts in excess of established accruals, it is reasonably possible that those determinations could have a material effect on our profit. The term "reasonably possible" means that the chance of a future transaction or event occurring is more than remote but less than likely.

         (i) One of Enodis' subsidiaries, Enodis Corporation, has been named in a number of lawsuits throughout the U.S. in which the plaintiffs seek to hold it liable for the alleged obligations of its former subsidiary, Consolidated, by reason of Consolidated's alleged design and manufacture of some 870,000 defective home furnaces. Consolidated's alleged liability in respect of these furnaces could potentially reach $600 million. Enodis Corporation sold Consolidated to an unrelated party in 1998. The plaintiffs all contend that Enodis Corporation is the alter ego of Consolidated and therefore liable for its debts. The plaintiffs in these actions who are seeking to hold Enodis Corporation accountable for the liabilities of Consolidated include Daniel L. Freeland, in his capacity as trustee of the Chapter 7 bankruptcy estate of Consolidated, the Trane Company, a division of America Standard, Amana, LLC, Bard Manufacturing Company and Janet Pearce, on behalf of a class of homeowners claiming, among other things, to be entitled to have their furnaces replaced free of charge.

         Additionally, Consolidated is a defendant in a certified class action in California, which claims that certain furnaces manufactured by Consolidated were defective. The class action is currently ready for trial. Enodis Corporation is not a party to that action but has an interest in the outcome due to the alter ego claims described.

         Finally, the bankruptcy trustee, Daniel L. Freeland, is also asserting a variety of bankruptcy and equitable claims (the "trustee claims") seeking to recover up to $30 million that was paid by Consolidated to Enodis Corporation between 1988 and 1998.

         Enodis Corporation has thoroughly investigated these claims and believes that the claims based on the alter ego theory, as well as the trustee claims, are without merit. Enodis Corporation is therefore defending them vigorously. However, the damages alleged in the lawsuits could potentially reach U.S.$600 million, which substantially exceeds the estimate of, and accruals for, the potential exposure. Enodis Corporation has placed its insurance carriers on notice of these claims, and they have uniformly reserved their rights in respect of them whilst at the same time co-operating with Enodis Corporation in attempts to resolve them. Accordingly, if these lawsuits were ultimately decided in a manner adverse to the Company, and in amounts in excess of the accruals, it is "reasonably possible" that those determinations could have a material adverse effect on the Group.

(ii) In 1996 Bomar Resources Holdings, Inc. ("BRHI"), among others, brought an action against Enodis in the U.S. Federal District Court for the Southern District of New York for indemnification against various third party claims which the Company was found liable for in September 1999. Enodis granted the indemnity in connection with the 1988 sale of a former subsidiary, Bomar Resources Inc. ("Bomar"), to BRHI's predecessors. During the year the Group settled these federal and state court actions for

         (Pounds)12.2 million (note 5).

(iii) There are customary tax and other warranties and indemnities in respect of companies and businesses sold in previous years.

27. Lease obligations

         Commitments--The Group leases certain of its offices, buildings, plant and equipment in some instances for periods in excess of 20 years with various renewal options. Rental expense under operating leases related to continuing businesses was (Pounds)4.0 million in 1999, (Pounds)7.5 million in 2000 and (Pounds)7.3 million in 2001.

                                                                                              2000      2001
                                                                                              ----      ----
                                                                                             (in millions)
a) The future minimum payments to which the Group is committed under finance leases are as follows:
Within one year.................................................................       (Pounds)0.7 (Pounds)0.1
Between one and two years.......................................................               0.5         1.2
Between two and three years.....................................................               0.1         0.1
Between three and four years....................................................               0.1         0.1
Between four and five years.....................................................                --          --
Thereafter......................................................................                --          --
                                                                                       -----------  -----------
                                                                                               1.4         1.5
                                                                                       -----------  -----------
Finance charges allocated to future years.......................................              (0.2)       (0.2)
                                                                                       ------------ -----------
                                                                                       (Pounds)1.2 (Pounds)1.3
Disclosed in the financial statements as:                                              ----------- -----------
Creditors due within one year (note 17).........................................       (Pounds)0.7 (Pounds)0.1
Creditors due after more than one year (note 18)................................               0.5         1.2
                                                                                       ----------- -----------
                                                                                       (Pounds)1.2 (Pounds)1.3
                                                                                       ============ ==========

                                                                                                           2000        2001
                                                                                                           ----        ----
                                                                                                          (in millions)
b) Operating lease payments which the Group is committed to make during the next financial year are analyzed as follows:
Leases expiring:
Within one year....................................................................................  (Pounds)2.9  (Pounds)3.1
Between one and two years..........................................................................          2.7          3.9
Between three and five years.......................................................................          7.3          3.8
Thereafter.........................................................................................         17.1          9.5
                                                                                                     -----------  -----------
                                                                                                    (Pounds)30.0 (Pounds)20.3
                                                                                                    ============ ============
                                                                                                     2001(in millions)

c) Operating lease payments which the Group is committed to make are analyzed as follows:
Within one year....................................................................................             (Pounds)20.3
Between one and two years..........................................................................                      9.0
Between two and three years........................................................................                      6.4
Between three and four years.......................................................................                      5.1
Between four and five years........................................................................                      4.4
Thereafter.........................................................................................                     25.5
                                                                                                                ------------
                                                                                                                (Pounds)70.7
                                                                                                                ============

1

28. Principal subsidiaries and significant investment

                                             Percentage
                                               held and
                       Country of      voting rights at
                       incorporation       September 29
Food Equipment         and operation               2001  Details of holding of share capital
--------------         -------------               ----  -----------------------------------

Aladdin Temp-Rite
   Canada, Inc.        Canada                       100  700,100 no par value common stock
Aladdin Temp-Rite
   LLC                 U.S.                         100  n/a
Aladdin Temp-Rite
   Pty. Ltd            Australia                    100  1,184,115 AU$1 ordinary shares
Aladdin Temp-Rite
   Puerto Rico Inc.    Puerto Rico                  100  1,000 no par value common stock
Austral
   Refrigeration Pty.
   Ltd                 Australia                    100  40,993 AU$1 ordinary shares
Belshaw Bros, Inc      U.S.                         100  200 no par value common stock
Booth, Inc.            U.S.                         100  1,000 no par value common stock
Castel MAC S.p.A.      Italy                        100  8,300,000 0.52 Euro shares
Cleveland Range,
   Inc.                U.S.                         100  3,000 no par value common stock
Cleveland Range
   Ltd                 Canada                       100  32,449 Class A no par value shares
Convotherm
   Elektrogerate
   GmbH                Germany                      91   2,730,000 DM1 shares
Convotherm
   Limited             England                      91   6,000 (Pounds)1 ordinary shares
Convotherm
   Singapore Pte
   Ltd                 Singapore                    100  100,000 $1 shares
Cowley
   Refrigeration Ltd    New Zealand                  60  210,000 NZ$1 shares
Enodis Corporation     U.S.                         100  100 U.S.$.01 par value common stock
Enodis Deutschland
   GmbH                Germany                      100  50,000 DM shares
Enodis France SA       France                       100  7,500 FFr 100 shares
Enodis Iberia SA       Spain                        100  200 Pta 50,000 shares
Enodis UK Limited      England                      100  5,000 (Pounds)1 ordinary shares
Frimont S.p.A.         Italy                        100  16,000 516.46 Euro shares
Frymaster L.L.C.       U.S.                         100  n/a
Garland
   Commercial
   Industries, Inc.    U.S.                         100  10 no par value common stock
Garland
   Commercial
   Ranges, Limited     Canada                       100  2,000 no par value common stock
Guyon Productions
   SA                  France                       100  50,000 FFr 100 shares
Hartek Awagem
   Vertriebsges
   m.b.H.              Austria                      100  1 share of 1,500,000 ATS
Hartek Beverage
   Handling GmbH       Germany                      100  1 share of 1,150,000 DM


Jackson MSC Inc.       U.S.                                     100 100 shares no par value common stock
Kysor Industrial
   Corporation         U.S.                                     100 100 U.S.$1 common stock
Kysor/Warren
   Australia Pty.
   Limited             Australia                                100 275,003 AU$1 ordinary share
Lincoln Foodservice
   Products, Inc.      U.S.                                     100 1,000 no par value common stock
Merco/Savory, Inc.     U.S.                                     100 3,000 no par value common stock
Merrychef Holdings
   Limited             England                                  100 295,000 Class A ordinary shares
                                                                100 205,000(Pounds)1 ordinary shares
Mile High
   Equipment
   Company             U.S.                                     100 200 no par value common stock
New Ton Food
   Equipment Co
   Ltd.                Thailand                                97.2 1,905,120 10 Thai Baht Class A ordinary shares
Sammic SA              Spain                                    100 1.000 Pta 1,000,000 shares
Sammic SARL            France                                   100 3,000 FFr 1,000 shares
Sammic-Equipamientos
   de Hotelaria, L.d.  Portugal                                99.5 1 participation of Escudos 3,980,000
Scotsman Beverage
   Systems Limited     England                                  100 8,397,517(Pounds)1 preference shares
Scotsman Group
   Inc.                U.S.                                     100 1,000 U.S.$1 common stock
Scotsman Ice Systems
   (Shanghai) Company
   Ltd                 China                                    100 1 share of 2,150,000 U.S.$Shares
Technyform Production
   SA                  France                                   100 2,500 FFr 100 shares
Temp-Rite
   International
   GmbH                Germany                                  100 500,000 DM 1 shares
Temp-Rite
   International
   Holding B.V.        Netherlands                              100 40 NLG 1,000 shares
Temp-Rite
   International SA    France                                   100 4,300,000 FF 100 shares
Temp-Rite Kft          Hungary                                  100 3,000,000 HUF 1 shares
The Delfield
   Company             U.S.                                     100 100 U.S.$0.01 par value common stock
Vent Master
   (Europe) Limited    England                                  100 49,000(Pounds)1 ordinary shares
Viscount Catering
   Limited             England                                  100 1,500,000(Pounds)1 ordinary shares
Welbilt
   Manufacturing
   (Thailand) Ltd*     Thailand                                 50+ 9,333,333 10 Thai Baht Class A ordinary shares
Welbilt Walk-Ins, LP   U.S.                                     100 n/a
Whitlenge Drink
   Equipment Limited   England                                  100 406,500,000 1p ordinary shares
                                                                100 500,000(Pounds)1 deferred shares
Property
Enodis Property
   Developments        England                                  100 38,343,713 (Pounds) 1 ordinary shares

   Limited
Enodis Investments
   Limited*           England       100 65,775,400 50(p) ordinary shares
                                    100 145,805,094 50(p) preferred ordinary
                                    shares
Investment
C. Czarnikow
 Limited              England      15++ 150,000 (Pounds)1 ordinary shares

____________

+     Joint venture accounted for using the equity method.

++    Unlisted fixed asset investment accounted for using the cost method.

* These subsidiaries and the investment are held by Enodis. All other operating subsidiaries are held through other subsidiaries. Consolidated subsidiaries not listed above are either dormant or used only as vehicles to hold the shares of certain non-operating companies. Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

29. Supplementary Information for U.S. Investors


Reconciliation to generally accepted accounting principles in the United States

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"), which differ in certain significant respects from U.S. GAAP.

      The following is a summary of the significant adjustments to profit/(loss) for the period and equity shareholders' funds required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP, considering the significant differences between U.K. GAAP and U.S. GAAP.

                                                                                                                             2001
Profit/(loss)                                                            Note       1999        2000         2001         (Note 1)
-------------                                                            ----       ----        ----         ----         --------
                                                                                             (in millions)
Profit/(loss) as reported in accordance with U.K. GAAP..............           (Pounds)60.8 (Pounds)69.3  (Pounds)(115.9)  $(170.3)
Items increasing/(decreasing) profit/(loss)
Goodwill amortization...............................................     (a)          (17.2)       (16.5)          (16.6)    (24.3)
Depreciation........................................................     (b)            3.1          1.6              --        --
Goodwill impairment.................................................     (a)             --           --             9.8      14.4
Deferred taxation...................................................     (c)          (23.3)       (27.0)            3.3       4.8
Pension cost........................................................     (d)            2.5          3.6             5.9       8.7
Sales/leaseback transactions........................................     (e)           (2.6)        (2.7)           (1.3)     (1.9)
Gain on sale of BCP business (discontinued operation)...............     (f)             --           --             0.8       1.2
Purchase accounting.................................................     (g)            4.0           --              --        --
Stock option plans..................................................     (h)             --         (3.0)             --        --
Restructuring.......................................................     (i)             --           --             0.4       0.6
Cumulative effect of accounting change..............................     (j)             --           --             0.2       0.2
Derivatives.........................................................     (j)             --           --            (0.8)     (1.2)
Other...............................................................                     --           --             0.5       0.7
                                                                               ------------ ------------  --------------   -------
Net profit/(loss) in accordance with U.S. GAAP......................           (Pounds)27.3 (Pounds)25.3  (Pounds)(113.7)  $(167.0)
                                                                               ============ ============  ==============   =======

Net profit/(loss) in accordance with U.S. GAAP represented by:
   Continuing operations............................................           (Pounds)10.6 (Pounds) 9.1  (Pounds)(150.7)  $(221.4)
   Discontinued operations (less applicable taxation)...............     (m)           16.7         16.2             7.1      10.5
   Gain on sale of discontinued operations..........................     (m)             --           --            29.9      43.9
                                                                               ------------ ------------  --------------   -------

  Net profit/(loss) in accordance with U.S. GAAP.......................          (Pounds)27.3 (Pounds)25.3 (Pounds)(113.7)  $(167.0)
                                                                                 ============ ============ ==============   =======

                                                                                                                          2001
Earnings per share                                                         Note        1999      2000        2001     (Note 1)
------------------                                                         ----        ----      ----        ----     --------
Basic profit/(loss) per ordinary share in accordance with U.S. GAAP:
Income from continuing operations......................................     (k)        6.7(p)    3.9(p)    (60.5)(p)   $(0.89)
Gain on sale of discontinued operations................................     (m)         --        --        12.0(p)      0.18
Income from discontinued operations....................................   (k,m)       10.7(p)    6.9(p)      2.8(p)      0.04
                                                                                      ----      ----       -----       ------
                                                                                      17.4(p)   10.8(p)    (45.7)(p)   $(0.67)
                                                                                      ====      ====       =====       ======

Diluted profit/(loss) per ordinary share in accordance with U.S. GAAP:
Income from continuing operations......................................     (k)        6.7(p)    3.6(p)    (60.5)(p)   $(0.89)
Gain on sale of discontinued operations................................     (m)         --        --        12.0(p)      0.18
Income from discontinued operations....................................   (k,m)        7.6(p)    6.5(p)      2.8(p)      0.04
                                                                                      ----      ----       -----       ------
                                                                                      14.3(p)   10.1(p)    (45.7)(p)   $(0.67)
                                                                                      ====      ====       =====       ======

                                                                                                                             2001
Equity shareholder's funds                                                          Note            2000          2001    (Note 1)
--------------------------                                                          ----            ----          ----    --------
                                                                                                       (in millions)
Equity shareholders' funds as reported in accordance with U.K. GAAP............            (Pounds)213.8   (Pounds)87.2     $ 128.1
Items increasing/(decreasing) equity shareholders' funds:
Goodwill.......................................................................       (a)          331.5          335.9       493.5
Goodwill associated with purchase accounting adjustments.......................   (a,b,g)          (22.5)         (17.6)      (25.9)
Amortization on goodwill.......................................................       (a)          (85.3)         (99.5)     (146.2)
Goodwill impairment............................................................       (a)             --            9.8        14.4
Deferred income taxes..........................................................       (c)           96.2           99.2       145.7
Gain on sale/leaseback.........................................................       (e)           (5.3)          (1.2)       (1.8)
Pension costs..................................................................       (d)           37.6           31.1        45.7
Stock option plans.............................................................       (h)           (2.3)          (2.2)       (3.2)
Dividends......................................................................       (l)   (Pounds)23.1             --          --
Derivative instruments.........................................................       (j)             --           (0.8)       (1.1)
Restructuring..................................................................       (i)             --            0.4         0.6
Other..........................................................................                       --            0.7         1.0
                                                                                           -------------  -------------     -------
Shareholders' equity in accordance with U.S. GAAP..............................            (Pounds)586.8  (Pounds)443.0     $ 650.8
                                                                                           =============  =============     =======

Description of differences

Goodwill amortization and impairment/(a)/

         Under U.K. GAAP, the policy followed prior to the introduction of FRS 10, (which is effective for accounting periods ended on or after December 23, 1998, and was adopted on a prospective basis) was to write off goodwill against equity shareholders' funds in the year of acquisition. On the subsequent disposal or termination of a previously acquired business, the profit or loss is calculated after charging the amount of related goodwill previously charged to reserves. FRS 10 requires goodwill to be capitalized and amortized over its estimated useful economic life. Under U.S. GAAP, goodwill arising on all acquisitions must be capitalized and amortized over the estimated period of benefit, but not in excess of 40 years. As a result, a difference between U.K. GAAP and U.S. GAAP arises on goodwill balances on acquisitions pre-implementation of FRS 10. The Group has adopted a 20 year estimated useful life with respect to goodwill established under both U.S. GAAP and U.K. GAAP.

         Under U.S. GAAP and U.K. GAAP, goodwill (and other long-lived assets) are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Under U.S. GAAP, recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted for the U.K. GAAP to U.S. GAAP adjustments) to future undiscounted net cash flows expected to be generated from the assets' use at the lowest level at which identifiable cash flows are generated. When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques. In September 2001, the Group recognised goodwill impairment under U.K. GAAP of (Pounds)100 million in respect of Scotsman (note 5). Under U.S. GAAP, the aforementioned undiscounted net cash flow analysis was performed and it was determined that an impairment should also be recognised under U.S. GAAP. Differences in the impairment loss recognised of (Pounds)9.8 million arise as a result of the differences in the carrying value of the underlying goodwill and net assets under U.K. GAAP and U.S. GAAP.

Depreciation/(b)/

         Under U.K. GAAP negative goodwill arising on acquisitions prior to the adoption of FRS 10 was written off against equity shareholders' funds.

         Under U.S. GAAP negative goodwill arising on an acquisition is first applied to reduce the value assigned to noncurrent assets to zero; any remaining credit excess, after reduction of non current assets not to be disposed of, is classified as a deferred credit and amortized systematically to income over the period to be benefitted. The application of negative goodwill against fixed assets, as a result of prior year purchase price allocations, results in depreciation expense being greater under U.K. GAAP. As a result, depreciation expense must be reduced to reflect the U.S. GAAP depreciation expense.

Deferred taxation/(c)/

         Under U.K. GAAP deferred taxation is provided under the liability method where timing differences are expected to reverse in the foreseeable future. Under U.S. GAAP, income taxes are accounted for under the asset and liability method of accounting. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to all differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Valuation allowances are established when it is "more likely than not" than some or all of the deferred tax assets will not be realised.

Pension cost/(d)/

         In the Group's consolidated financial statements, pension costs are accounted for in accordance with SSAP 24, with costs being charged to income over employees' estimated working lives. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87--"Employers' Accounting for Pensions" and SFAS No. 88--"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Differences between the U.K. and U.S. GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and a different method of amortizing surpluses or deficits.

Sale/Leaseback transactions/(e)/

         Under U.K. GAAP a gain or loss on the sale of an asset that is leased back is deferred if the leaseback is a finance lease and is recognized immediately when the leaseback is an operating lease. Under U.S. GAAP, a gain or loss on the sale of property which is leased back and does not meet certain criteria, is deferred and amortized over future periods. The resulting adjustment from U.K. GAAP to U.S. GAAP relates to the deferral of current period gains recorded for U.K. GAAP which do not comply with U.S. GAAP criteria, and the amortization of such deferred gains over the life of the lease.

Gain on sale of BCP business/(f)/

         Differences in the carrying amount of the net assets of the BCP business under U.S. GAAP give rise to a different calculation of the gain on sale.

Purchase accounting/(g)/

         Under both U.K. and U.S. GAAP the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration. Under U.K. GAAP, provisions or accruals for reorganization and integration costs including closing duplicate facilities within the acquired company are treated as post acquisition expenditures and flow through the profit and loss account. Under U.S. GAAP, costs related to closing duplicate facilities or reducing excess capacity within the acquired company may be considered part of the acquisition price if management commences to assess and formulate an adequately detailed exit plan as of the date of the consummation of the acquisition and thereby the determination of goodwill arising on acquisition.

Stock option plans/(h)/

         Under U.K. GAAP options issued under the Group's 1995 Executive Share Option Scheme, which includes certain performance criteria, give rise to an accounting entry when the option is exercised. Shareholders' funds are increased by the product of the number of options multiplied by the original option price.

         Under U.S. GAAP, in situations in which it is probable that specified performance criteria will be met, estimates of compensation cost are recorded in the profit and loss account before the measurement date. The resulting adjustment between U.K. GAAP and U.S. GAAP relates to the recognition of compensation cost related to the 1995 Executive share option plan, for U.S. GAAP purposes, following a determination that the attainment of the related performance criteria is probable.

Restructuring/(i)/

         Under U.K. GAAP the timing criteria for recording restructuring provisions are different to those under U.S. GAAP. During 2001, certain accrued losses allowable for recognition under U.K. GAAP did not meet the definition of an accruable restructuring charge for U.S. GAAP and a timing difference consequently arose.

Derivatives/(j)/

     Derivative financial instruments are utilized by the Group to reduce foreign currency and interest rate risks. The Group does not hold or issue financial instruments for trading purposes. The Group enters into forward exchange contracts to hedge certain firm purchase commitments and existing assets or liabilities. Under U.K. GAAP, gains and losses related to qualifying hedges of firm commitments are deferred, and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. The Group also enters into agreements to manage certain exposures to fluctuations in interest rates. Interest rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Under U.K. GAAP, net amounts paid or received are reflected as adjustments to interest rate expense.

     Under U.S. GAAP in October 2001, the Group adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This standard requires the fair values of derivative instruments to be recorded on the balance sheet, and any changes in such fair values which do not meet the criteria for hedge accounting under SFAS 133 to be recorded in the statement of profit and loss account. Therefore, differences between U.K. GAAP and U.S. GAAP arise which are recorded in net income for U.S. GAAP. The Group adopted the provisions of these statements in October 2000 and recorded a gain of (Pounds)0.2 million as a cumulative effect of accounting change to reflect the fair value of those instruments which do not meet the hedging criteria under SFAS 133 as the standard does not permit retroactive restatement. This charge was immaterial to basic and diluted earnings per share for the year. Subsequent to the adoption of SFAS 133, the Group has recorded an (Pounds)0.8 million loss related to changes in the fair value of such derivative instruments.

Earnings Per Ordinary Share/(k)/

     Earnings per ordinary share information is calculated based on:

                                                                                                                               2001
                                                                                       1999          2000            2001   (Note 1)
                                                                                       ----          ----            ----   --------
                                                                                    (in millions, except per share amounts)
Basic earnings/(loss) attributable to ordinary shares in accordance with U.S.
GAAP.......................................................................... (Pounds)27.3  (Pounds)25.3 (Pounds)(113.7)   $(167.0)
Effect of diluted securities--CULS............................................          8.4           0.1             --         --
                                                                               ------------  ------------ --------------    -------
Dilutive earnings/(loss) attributable to ordinary shares in accordance with
U.S. GAAP.....................................................................         35.7          25.4         (113.7)    (167.0)
                                                                               ============  ============ ==============    =======

Weighted average number of ordinary shares in issue (note 11).................        157.1         234.0          248.9      248.9
Basic earnings/(loss) per ordinary share......................................        17.4p         10.8p        (45.7)p    $ (0.67)
Diluted weighted average number of ordinary shares (note 11)..................        249.4         250.7          248.9      248.9
Diluted earnings/(loss) per ordinary share....................................        14.3p         10.1p        (45.7)p    $ (0.67)

     Share options have not been included in the computation of dilutive loss per ordinary share calculation in 2001 because such inclusion would be antidilutive.

Dividends/(l)/

     U.K. GAAP requires dividends to be accrued when declared, with a charge to the retained profit/(loss) through the profit and loss account. Under U.S. GAAP dividends are charged to shareholders' funds only when approved.

Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

29. Supplementary Information for U.S. Investors

Discontinued operations/(m)/

     The BCP Division has been classified as a discountinued operation under both U.K. GAAP and U.S. GAAP. However, under U.K. GAAP the comparable balance sheet figures are not restated to reflect the discontinued operations which is required under U.S. GAAP. A summary of balance sheet data for the BCP business under U.K. GAAP as at 2000, is as follows:

                                                   2000(in millions)
Current assets..................................     (Pounds)80.1
Fixed assets....................................             52.2
                                                     ------------

   Total Assets.................................            132.3
Creditors falling due within one year...........             50.9
Creditors falling due after one year............              1.5
                                                     ------------
                                                             52.4
                                                     ------------
Net assets of discontinued operations...........     (Pounds)79.9
                                                     ============

Other presentational items

Exceptional items

     Under U.K. GAAP exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. U.S. GAAP does not allow the presentation of exceptional items and such items would not be presented as such under U.S. GAAP.

Non-operating profits

     Under U.K. GAAP profits on disposals of businesses and property fixed assets are treated as non-operating profit. Under U.S. GAAP such items would be presented as a component of discontinued operations and operating profit, respectively.

Recently adopted U.S. Accounting Pronouncements

     In June 2000, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 provides the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The Group adopted the applicable provisions of SAB 101 during Fiscal 2001. The adoption of the provisions of SAB 101 had no impact.

New U.S. accounting pronouncements

     In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. Enodis has had no business combinations subsequent to June 30, 2001.

     SFAS 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Group to complete a transitional goodwill impairment test six months from the date of adoption. The Group is currently assessing but has not yet determined the impact of SFAS 142 on its financial position and results of operations.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs the obligation. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Group is currently assessing but has not yet determined the impact of SFAS 143 on its financial position and results of operations.

     In October 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-lived Assets"

("SFAS 144"), which serves to clarify and further define the provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 144 does not apply to goodwill and other intangible assets that are not amortized. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Group is currently assessing but has not yet determined the impact of SFAS 144 on its financial position and results of operations.

Consolidated Statements of cash flows

     The consolidated statements of cash flows prepared under U.K. GAAP differ in certain presentational respects from the format required under SFAS No. 95 "Statement of Cash Flows". Under U.K. GAAP, a reconciliation of profit from operations to cash flows from operating activities is presented in a note, and cash paid for interest and income taxes are presented separately from cash flows from operating activities.

     Under SFAS No. 95, cash flows from operating activities are based on net profit, include interest and income taxes, and are presented on the face of the statement.

     Summary consolidated cash flow information as presented in accordance with U.S. GAAP:

                                                                    1999          2000          2001
                                                                    ----          ----          ----
                                                                         (in millions)
Cash was (used in)/provided by:
Operating activities......................................  (Pounds)35.9  (Pounds)87.9  (Pounds)37.9
Investing activities......................................        (237.6)        (60.6)         59.9
Financing activities......................................         167.1         (42.6)        (88.8)
Discontinued operations...................................          19.0          15.2           4.8
Exchange movement.........................................           3.3           1.9          (2.9)
                                                            ------------- ------------- -------------
Net increase/(decrease) in cash...........................         (12.3)          1.8          10.9
Cash and cash equivalents at the beginning of year........          39.0          26.7          28.5
                                                            ------------- ------------- -------------
Cash and cash equivalents at the end of year..............  (Pounds)26.7  (Pounds)28.5  (Pounds)39.4
                                                            ============  ============  ============

Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

29. Supplementary Information for U.S. Investors

     A reconciliation between the consolidated statements of cash flows presented in accordance with U.K. GAAP and U.S. GAAP is set out below:

                                                                                   1999                2000             2001
                                                                                   ----                ----             ----
                                                                                        (in millions)
Operating activities:
Net cash inflow from operating activities...................................   (Pounds)88.3   (Pounds)160.5     (Pounds)93.0
Return on investments and servicing of finance..............................          (13.4)          (37.5)           (40.9)
Taxation....................................................................           (8.3)          (10.2)            (6.0)
Other.......................................................................             --             1.2               --
Net cash flow from operating activities of discontinued operations..........          (30.7)          (26.1)            (8.2)
                                                                              --------------   -------------    -------------
Net cash flow from operating activities in accordance with U.S. GAAP........   (Pounds)35.9    (Pounds)87.9     (Pounds)37.9
                                                                              ==============   =============    =============
Investing activities:
Capital expenditure and financial investment................................  (Pounds)(16.9)  (Pounds)(23.3)   (Pounds)(16.3)
Acquisitions and disposals..................................................         (233.0)          (48.2)            72.8
Repurchase of EXSOP shares..................................................            0.6              --               --
Net cash flow from investing activities of discontinued operations..........           11.7            10.9              3.4
                                                                              --------------   -------------    -------------

Net cash flow from investing activities in accordance with U.S. GAAP........... (Pounds)(237.6)    (Pounds)(60.6)      (Pounds)59.9
                                                                                ==============     =============       ============

Financing activities:
Financing......................................................................  (Pounds)183.4    (Pounds) (13.8)     (Pounds)(60.6)
Equity dividends paid..........................................................          (15.7)            (28.8)             (28.2)
Repurchase of EXSOP shares.....................................................           (0.6)               --                 --
                                                                                ----------------  ---------------     --------------
Net cash flow from financing activities in accordance with U.S. GAAP...........  (Pounds)167.1    (Pounds) (42.6)     (Pounds)(88.8)
                                                                                 ==============   ===============     ==============

ADDITIONAL FINANCIAL INFORMATION

Warranty provision

     For U.K. GAAP purposes, the Group adopted the provisions of FRS 18 during 2001. As a result of the adoption of this standard, the Group reassessed its accounting estimates for warranty provisions and provided an additional (Pounds)8.0 million during 2001. Under U.S. GAAP, the reassessment of the warranty provision represents a change in estimate and as such, would be recorded in the period of change (i.e. also 2001). Accordingly, no adjustment has been recognized for this item.

Pension costs

     Defined Benefit Plans--The Group sponsors defined benefit pension plans for certain employees. Generally, benefits are based on a formula recognizing length of service and final average earnings.

     The majority of the Group's full time U.K. employees as at September 29, 2001 are members of defined benefit arrangements with assets held in separate trustee administered funds. The pension plans relating to Enodis were terminated in 1999 with the approval of the appropriate regulatory authorities and all of the liabilities to participants and beneficiaries have been settled.

     The pension assets acquired as part of the Scotsman acquisition are invested in institutional mutual funds which contain both equities and fixed investments. The Group complies with funding requirements under the Employee Retirement Income Security Act of 1974. Also, several of the other non-U.S. subsidiaries acquired as part of the Scotsman acquisition sponsor defined benefit plans. These plans are funded in compliance with local requirements, if any. Effective December 31, 1999, all of the U.S. qualified defined benefit plans were merged into a single plan, the Consolidated Pension Plan for Scotsman Industries, Inc. Benefits under the plan were frozen for all salaried employees and certain hourly employees. In addition, all of the U.S. 401(k) plans were merged into the Welbilt 401(k) plan effective December 31, 1999.

     Information for the Group's major defined benefit plans is as follows (in millions):

                                                                                     Pension Plans
                                                                                     -------------
                                                           1999                        2000                        2001
                                                           ----                        ----                        ----
                                                       U.S.      Non-U.S.          U.S.      Non-U.S.          U.S.      Non-U.S.
                                                       ----      --------          ----      --------          ----      --------
                                                                                   (in millions)
Change in benefit obligation:
Benefit obligation, beginning of year........   (Pounds)7.8  (Pounds)63.2  (Pounds)34.5  (Pounds)65.7  (Pounds)35.2  (Pounds)68.6
   Service cost..............................           0.2           0.4           0.6           0.6           0.3           0.7
   Interest cost.............................           0.3           3.6           2.3           4.0           2.6           3.8
   Newly acquired group......................          35.3           3.9            --           3.4            --            --
   Plan curtailment..........................            --            --          (4.1)           --            --            --
   Plan amendment............................            --            --            --            --           1.2            --
   Net actuarial loss/(gain).................            --          (2.2)           --           1.0           0.2           7.9
   Benefits paid.............................          (9.1)         (3.2)         (1.6)         (6.1)         (2.3)         (4.0)
   Foreign exchange..........................            --            --           3.5            --           0.3            --
                                                ------------ ------------- -------------- ------------ ------------- -------------

Benefit obligation, end of year..............  (Pounds)34.5  (Pounds)65.7  (Pounds)35.2  (Pounds)68.6  (Pounds)37.5  (Pounds)77.0
                                               ------------  ------------- -------------- ------------ ------------- -------------

Change in plan assets:
Fair value of plan assets, beginning of year.  (Pounds)10.0  (Pounds)78.9  (Pounds)33.4  (Pounds)88.4  (Pounds)40.4  (Pounds)96.4
Actual return on plan assets.................          (0.5)         12.7           4.3          11.6          (4.0)        (14.8)

Newly acquired group...............................         31.8            --           --           2.4           --           --
Employer contributions.............................          1.2            --          0.5           0.1          0.3          0.2
Benefits paid......................................         (9.1)         (3.2)        (1.6)         (6.1)        (2.3)        (4.0)
Foreign exchange...................................           --            --          3.8            --          0.6           --
                                                     ------------  ------------ ------------  ------------ ------------ ------------
Fair value of plan assets, end of year............. (Pounds)33.4  (Pounds)88.4 (Pounds)40.4  (Pounds)96.4 (Pounds)35.0 (Pounds)77.8
                                                    ------------  ------------ ------------  ------------ ------------ ------------
Funded status...................................... (Pounds)(1.1) (Pounds)22.7  (Pounds)5.2  (Pounds)27.8 (Pounds)(2.5) (Pounds)0.8
Unrecognized prior year service....................           --            --           --            --          1.1           --
Unrecognized transition asset......................           --          (7.3)          --          (5.8)          --         (4.4)
Unrecognized net actuarial loss/(gain).............          1.3           1.9           --          (0.4)         7.5         29.8
                                                     ------------  ------------ ------------  ------------ ------------ ------------
Prepaid/(accrued) pension cost.....................  (Pounds)0.2  (Pounds)17.3  (Pounds)5.2  (Pounds)21.6  (Pounds)6.1 (Pounds)26.2
                                                    ------------  ------------ ------------  ------------ ------------ ------------
Amounts recognized in the balance sheet consist of:
   Prepaid/(accrued) benefit cost..................  (Pounds)4.7  (Pounds)21.3 (Pounds)10.0  (Pounds)25.7 (Pounds)10.9 (Pounds)30.7
   Accrued benefit liability.......................         (4.5)         (4.0)        (4.8)         (4.1)        (4.8)        (4.5)
                                                    ------------  ------------ ------------  ------------ ------------ ------------
Net amount recognized..............................  (Pounds)0.2  (Pounds)17.3  (Pounds)5.2  (Pounds)21.6  (Pounds)6.1 (Pounds)26.2
                                                    ============ ============= ============ ============= ============ ============

                                                              1999              Pension Benefits 2000              2001
                                                              ----              ---------------------              ----
                                                          U.S.     Non-U.S.          U.S.      Non-U.S.          U.S.      Non-U.S.
                                                          ----     --------          ----      --------          ----      --------
                                                                         (in millions, except percentages)
Components of net periodic cost:
Service cost.....................................  (Pounds)0.2  (Pounds)0.4   (Pounds)0.6   (Pounds)0.6   (Pounds)0.3   (Pounds)0.7
Interest cost....................................          0.3          3.5           2.3           3.9           2.6           3.8
Expected return on plan assets...................         (0.4)        (6.1)         (3.2)         (7.3)         (3.6)         (7.7)
Amortisation of unrecognised prior service costs.           --           --            --            --           0.1            --
Net amortization of transition obligation........           --         (1.5)           --          (1.5)           --          (1.5)
Settlement credit................................         (0.6)          --            --            --            --            --
                                                  ------------  ------------  ------------  ------------  ------------  ------------
Net periodic pension cost........................ (Pounds)(0.5 (Pounds)(3.7) (Pounds)(0.3) (Pounds)(4.3) (Pounds)(0.6) (Pounds)(4.7)
                                                  ============ ============= ============= ============= ============= =============

Weighted average assumptions:
Discount rate....................................          6.8%         5.9%          6.8%          6.1%          6.8%          6.1%
Expected return on assets........................          8.0%         7.9%          8.5%          8.1%          8.5%          8.1%
Rate of compensation increase....................          4.0%         4.0%          n/a           4.5%          n/a           4.5%


     Defined contribution plan--The Group also sponsors defined contribution pension plans. Participation in one of these plans is available to substantially all U.S. employees. Group contributions to these plans are based on either a percentage of employee contributions or a specified amount depending on the provisions of the plan. Total costs incurred under the plans were, (Pounds)3.8 million, (Pounds)3.1 million and (Pounds)3.1 million for Fiscal 1999, 2000 and 2001, respectively. Enodis plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For fiscal years ended October 2, 1999, September 30, 2000, and September 29, 2001

29. Supplementary Information for U.S. Investors

     Other post retirement benefits--The Group maintains plans that provide certain healthcare benefits to certain employees retiring from the Group on or after attaining a certain age and who have rendered at least 10 years of service to the Group. These plans are unfunded. The Group reserves the right to change or terminate the benefits at any time.

                                                                                  Post-retirement
                                                                              Medical Plans (U.S. only)
                                                                           1999           2000              2001
                                                                           ----           ----              ----
                                                                      (in millions, except percentages)
Change in benefit obligation:
Benefit obligation, beginning of year .........................      (Pounds)--    (Pounds)4.0       (Pounds)3.7
   Service cost ...............................................              --            0.1               0.1
   Interest cost ..............................................             0.1            0.2               0.2
   Plan participants' contributions ...........................              --             --               0.1
   Plan curtailment ...........................................             4.3           (0.5)               --
   Plan amendment .............................................              --           (0.3)             (1.1)
   Net actuarial loss (gain) ..................................            (0.3)          (0.1)              0.1
   Benefits paid ..............................................            (0.1)          (0.2)             (0.3)
   Foreign exchange ...........................................              --            0.5               0.1
                                                                    ------------   ------------      ------------
Benefit obligation, end of year ...............................     (Pounds)4.0    (Pounds)3.7       (Pounds)2.9
                                                                    -----------    ------------      ------------
Change in plan assets:
   Employer contributions .....................................     (Pounds)0.1    (Pounds)0.2       (Pounds)0.2
   Plan participants' contributions ...........................              --             --               0.1
   Benefits paid ..............................................             0.1           (0.2)             (0.3)
                                                                     -----------    -----------       -----------
Fair value of plan assets, end of year ........................      (Pounds)--     (Pounds)--        (Pounds)--
                                                                     -----------    -----------       -----------
Funded status .................................................    (Pounds)(4.0)  (Pounds)(3.7)     (Pounds)(2.9)
Unrecognized prior year service ...............................              --           (0.3)             (0.2)
Unrecognized net actuarial gain ...............................            (0.3)          (0.4)             (0.4)
                                                                   -------------  -------------     -------------

Accrued pension cost...........................................................   (Pounds)(4.3) (Pounds)(4.4)(Pounds)(3.5)
                                                                                  ------------- ------------ -------------
Amounts recognized in the balance sheet consist of:

   Accrued benefit liability...................................................   (Pounds)(4.3) (Pounds)(4.4)(Pounds)(3.5)
                                                                                  ============= ============ =============



Components of net periodic benefit cost:
   Service cost................................................................   (Pounds) 0.1   (Pounds)0.1  (Pounds) 0.1
   Interest cost...............................................................            --            0.2           0.2
   Amendment credit............................................................            --             --         (1.1)
                                                                                  ------------- ------------ -------------
Net periodic pension cost......................................................   (Pounds) 0.1   (Pounds)0.3 (Pounds)(0.8)
                                                                                  ============= ============ =============


Weighted average assumptions:
   Discount rate...............................................................           7.5%          7.5%          7.5%
   Expected return on assets...................................................            n/a           n/a           n/a
   Rate of compensation........................................................            n/a           n/a           n/a

Stock based compensation

     The Group has long term incentive programs which provide for granting employees options to purchase Enodis's ordinary shares. Under the programs, options are exercisable at a rate set by the Board of Directors of Enodis. An option may not be exercisable after more than 10 years and one day from the date of the grant.

     The individual schemes which comprise the Group's long term incentive programs and have outstanding grants are as follows: the Sharesave Scheme
(1984), Sharesave Scheme (1992), the Executive Scheme (1984), the Executive Scheme (1995) and the Executive Scheme 2001. Options granted under the Group's Executive Scheme (1995) and (2001) are subject to certain performance criteria. Performance conditions are designed to make options exercisable only if there has been a significant and sustained improvement in the financial performance of the Group. The current performance criteria as described in the Executive Scheme
(1995) provides that options are not exercisable until the third anniversary from the date of grant and unless the earnings per share of the Group has exceeded the Retail Price Index by percentages stipulated within the Executive Scheme (1995). The current performance criteria as described in the Executive Scheme (2001) provides that options are not exercisable until the Group's total shareholder return is ranked in the upper quartile relative both to other Mid 250 companies (excluding Investment Trusts) and to a group of about 20 other quoted companies in the U.K. and overseas with analagous businesses. Options will be exercisable on a sliding-scale basis if the Group's total shareholder return falls beween the median and upper quartile levels, as compared with the two comparator groups.

     In addition, to the aforementioned plans, shareholder approval has also been obtained for the Share Matching Scheme, a new Sharesave Scheme and an employee stock purchase plan for its ADRs (the "employee stock purchase plan") (although none of these plans has yet been implemented). Under the Share Matching Scheme, executives may be awarded matching free shares linked to the deferral of their annual cash bonuses. No awards have been made under this scheme and the Board has decided not to operate it for the time being. The employee stock purchase plan has been designed to qualify under Section 423 of the U.S. Internal Revenue Code of 1986. As such, the plan is non-compensatory. No options have been granted under this plan in the current year. Grants of options are limited to 3,000,000 ADRs, which equates to 12,000,000 ordinary shares.

     For U.S. GAAP purposes the Group applies the intrinsic value method of accounting for its share options under APB 25, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As a result, no compensation cost has been recognized with respect to the Group's share compensation plans except for options which have met the performance criteria for the Executive Scheme (1995). The compensation expense in connection with this long term incentive program was (Pounds)nil million in 2001, (Pounds)2.8 million in 2000 and (Pounds)nil million in 1999. No further options can be granted under the Sharesave Scheme (1984) and the Executive Scheme (1984). Had compensation cost for all option plans been determined consistent with SFAS 123, the Group's net income and earnings per share in accordance with U.S. GAAP would have been reduced to the pro forma amounts detailed below. These amounts have been calculated using the Black-Scholes option pricing model and the following assumptions:

                                                                               Fiscal Years Ended
                                                                               ------------------

Swap and remove headers                                   October 2, 1999         September 30, 2000         September 29, 2001
-----------------------                                   ---------------         ------------------         ------------------
Dividend yield.......................................                2.1%                       2.0%                       2.2%
Volatility...........................................               40.0%                      38.0%                      52.2%
Risk-free interest rate..............................                6.7%                       6.6%                       5.0%
Expected life in years...............................                4.6                        3.7                        3.2
Net income (in millions)

   As reported.......................................  (Pounds)27.3     (Pounds)25.3      (Pounds)(113.7)
   Pro forma.........................................          27.1             25.2              (114.8)
Basic earnings per ordinary share:
   As reported.......................................         17.4p            10.8p              (45.7)p
   Pro forma.........................................         17.4p            10.8p              (46.1)p
Diluted earnings per ordinary share:
   As reported.......................................         14.3p            10.1p              (45.7)p
   Pro forma.........................................         14.3p            10.1p              (46.1)p

     A summary of the status of the Group's four share option plans during the periods October 2, 1999, September 30, 2000, and September 29, 2001 is presented in the following table:

                             Sharesave scheme (1992)   Executive scheme (1984)   Executive scheme (1995)    Executive scheme (2001)
                             -----------------------   -----------------------   -----------------------    -----------------------
                                            Weighted                  Weighted                   Weighted                  Weighted
                                            --------                  --------                   --------                  --------
                                             Average                   Average                    Average                   Average
                                             -------                   -------                    -------                   -------
                                            Exercise                  Exercise                   Exercise                  Exercise
                                            --------                  --------                   --------                  --------
                                Options        Price      Options        Price       Options        Price      Options        Price
                                -------        -----      -------        -----       -------        -----      -------        -----
Outstanding at

   September 26, 1998......    2,220,599  (Pounds)1.48    2,438,753  (Pounds)0.82    2,064,450  (Pounds)1.87           -- (Pounds)--
Granted....................      611,729          1.93           --            --    1,362,737          2.40           --         --
Exercised..................    (417,553)          1.51   (2,259,894)         0.78     (175,387)         1.98           --         --
Forfeited..................    (263,217)          1.67           --            --     (829,404)         2.13           --         --
                               ---------          ----   ----------  ------------    ---------  ------------    --------- ----------

Outstanding at October 2,
   1999....................    2,151,558          1.58      178,859          1.34    2,422,396          2.05           --         --
Granted....................      650,452          2.59           --            --      916,074          3.21           --         --
Exercised..................    (218,932)          1.26     (61,989)          0.95     (140,000)         1.52           --         --
Forfeited..................    (241,430)          1.77           --            --     (195,000)         1.78           --         --
                               ---------          ----   ----------  ------------    ---------  ------------    --------- ----------

Outstanding at

   September 30, 2000......    2,341,648          1.87      116,870          1.55    3,003,470          2.45           --         --
Granted....................           --            --           --            --      221,065          2.11    3,753,000       1.67
Exercised..................    (193,965)          1.22           --            --      (20,000)         1.44           --         --
Forfeited..................    (911,144)          2.08           --            --     (225,020)         2.02           --         --
                               ---------          ----   ----------  ------------    ---------  ------------    --------- ----------

Outstanding at
   September 29, 2001......    1,236,539          1.82      116,870          1.55    2,979,515          2.46    3,753,000       1.67
                               =========          ====   ==========  ============    =========  ============    ========= ==========


Exercisable at end of
   period..................      218,707  (Pounds)1.56      116,870  (Pounds)1.55      830,537  (Pounds)1.68           -- (Pounds)--

     The weighted average fair value of shares granted was (Pounds)1.02, (Pounds)1.11, (Pounds)0.81 in 1999, 2000, and 2001 respectively.

30. Post balance sheet events

     On December 13, 2001, we entered into an agreement to sell Sammic S.A., our Spanish food service equipment business in for consideration of (Pounds)20 million. In addition, we provided an indemnity for any financial losses on the part of the purchaser resulting from any misstatements in certain information provided by Enodis in connection with the sale (capped at (Pounds)20 million) which expires December 13, 2003.

     Subsequent to September 29, 2001, and prior to the issuance of these financial statements, the Group entered into new credit facilities which provide for a (Pounds)150 million bridge loan, all of which has been drawn, a $370 million term loan, all of which has been drawn, and a $85 million revolving credit facility. The proceeds of the bridge loan and the term loan will be used to repay the outstanding indebtedness under the former credit facility. The bridge loan, term loan and revolving credit facility bear interest at LIBOR or EURIBOR plus an applicable margin. The credit facilities, with the exception of the bridge loan, are guaranteed by Enodis and its material subsidiaries. The revolving credit facility and $300 million of the term loan mature in 2007 while $70 million of the term loan matures in 2008. The bridge loan matures in 2012. Deferred costs relating to the previous facility of approximately (Pounds)4.1 million were written off in the first quarter of the 2002 financial year.

     In addition, in February 2002, the Group announced a rights offering for up to 150,861,463 shares at a price of 50p per share. The Group also announced that it intends to offer up to (Pounds)100 million in long term fixed rate notes. It is intended that the net proceeds of the rights offering and the note offering will be used to repay in full the bridge loan.

       Financial Statement Schedule II--Valuation and Qualifying Accounts

                                                                                      Allowances for

                                                                                            doubtful

                                                                                        accounts and       Inventory     Warranty

                                                                                       sales returns         reserve     accruals
                                                                                       -------------         -------     --------
                                                                                               (in millions)

1998/99:
September 27, 1998...............................................................       (Pounds)4.0     (Pounds)8.1  (Pounds)13.5
Foreign currency translation.....................................................               1.3             1.1           0.2
Additions--acquisitions..........................................................               3.8             6.8          11.1
Additions--charged...............................................................               0.5             0.6          11.8
Utilized.........................................................................              (1.5)           (0.6)        (11.7)
                                                                                        -----------    ------------  ------------

October 2, 1999..................................................................       (Pounds)8.1    (Pounds)16.0  (Pounds)24.9
1999/2000:
Foreign currency translation.....................................................      (Pounds)(0.2)    (Pounds)1.1   (Pounds)2.4
Additions--acquisitions..........................................................                --              --           3.5
Additions--charged...............................................................               1.3             0.7          19.7
Utilized.........................................................................              (0.9)           (1.8)        (20.7)
                                                                                        -----------    ------------  ------------

September 30, 2000...............................................................       (Pounds)8.3    (Pounds)16.0  (Pounds)29.8
2000/2001:
Foreign currency translation.....................................................        (Pounds)--      (Pounds)--   (Pounds)0.1
Additions--acquisitions..........................................................                --             0.7            --
Additions--charged...............................................................               1.2             1.6          27.4
Dispositions.....................................................................              (1.1)           (2.6)           --
Utilized.........................................................................              (2.7)           (0.7)        (21.1)
                                                                                        -----------    ------------  ------------
September 29, 2001...............................................................       (Pounds)5.7    (Pounds)15.0  (Pounds)36.2
                                                                                        ===========    ============  ============


                          Five year summary--U.K. GAAP

                                                                  1997          1998
                                                            (restated)    (restated)           1999            2000            2001
                                                            ----------    ----------           ----            ----            ----
                                                        (in millions, except percentages, ratios and per share amounts)
Group turnover......................................... (Pounds)549.7   Pounds)591.2  (Pounds)756.3 (Pounds)1,180.1 (Pounds)1,081.1
Earnings and dividends:
Profit before interest, tax, depreciation, amortization
   and exceptionals....................................  (Pounds)59.2   (Pounds)73.1  (Pounds)103.4   (Pounds)163.5   (Pounds)122.6
Profit/(loss) before interest and tax..................          45.1           59.8           80.0           121.3           (67.1)
Profit before tax, amortization and exceptionals.......          37.0           50.2           75.4           102.2            63.8
Profit/(loss) on ordinary activities before taxation...          60.4           50.2           66.7            83.8          (109.0)
Profit/(loss) after tax and before equity minority
   interest............................................          56.8           46.7           60.8            69.6          (115.6)
Adjusted diluted earnings per share (note i)...........          18.0p          23.5p          29.6p           35.0p           22.0p
Dividends per share (net)..............................           6.5p           9.5p          12.5p           13.75p           2.0p
Ratios:
Operating margin (excluding amortization and                      8.5%          10.1%          11.2%           11.8%            9.2%

   exceptionals)......................................
Return on sales (excluding amortization and
   exceptionals)......................................              6.7%             8.5%          9.4%          8.7%           5.9%
Dividend cover (adjusted diluted).....................              2.8x             2.5x          2.4x          2.5x          11.0x
Interest cover (excluding amortization and exceptionals)            4.7x             6.2x          6.4x          3.7x           2.8x
Assets employed:
Intangible fixed assets
  --goodwill..........................................       (Pounds)--       (Pounds)-- (Pounds)371.0 (Pounds)412.7  (Pounds)310.2
Tangible fixed assets.................................             90.9             89.3         158.7         171.8          111.4
Investments...........................................             10.9              4.9           7.6           7.2            6.2
Net current assets....................................             83.8             61.5          25.6          35.4          118.2
                                                          -------------    ------------- ------------- -------------  -------------
                                                          (Pounds)185.6    (Pounds)155.7 (Pounds)562.9  Pounds)627.1  (Pounds)546.0
                                                          -------------    ------------- ------------- -------------  -------------

Financed by:
Share capital.........................................     (Pounds)76.3     (Pounds)76.6 (Pounds)105.8 (Pounds)125.0  (Pounds)125.1
Reserves (note i).....................................           (142.4)          (165.4)        (20.9)         88.8          (37.9)
                                                          -------------    ------------- ------------- -------------  -------------
Shareholders' funds...................................            (66.1)           (88.8)         84.9         213.8           87.2
5% convertible unsecured loan stock 2015..............            230.7            230.4          94.4            --             --
Other.................................................             21.0             14.1         383.6         413.3          458.0
                                                          -------------    ------------- ------------- -------------  -------------
                                                          (Pounds)185.6    (Pounds)155.7 (Pounds)562.9 (Pounds)627.1  (Pounds)545.2
                                                          -------------    ------------- ------------- -------------  -------------

U.S. Dollar rate
  --Average...........................................            $1.63            $1.66         $1.62         $1.55          $1.44
  --Year end..........................................             1.61             1.70          1.66          1.48           1.47

-----------

i Adjusted diluted earnings per share have been restated for the implementation of FRS14. Reserves have been restated for the implementation of FRS10.

                           Holders of Group Securities

Shareholders' analysis

     The issued ordinary share capital of Enodis plc at September 29, 2001, was (Pounds)125,144,475 in 250,288,950 ordinary shares of 50p each, held by 7,895 members.

                                                                               Holders     Holders            Number      Percentage
                                                                                Number           %         of shares      of capital
                                                                                ------           -         ---------      ----------
Banks/Nominees...........................................................          928       11.75       217,379,740           86.85
Insurance companies......................................................           17        0.22         2,020,093            0.81
Investment trusts........................................................           17        0.22           263,111            0.11
Pension trusts...........................................................            4        0.05           858,816            0.34
Other corporate bodies...................................................            9        0.11           231,290            0.09
Other companies..........................................................          346        4.38        18,014,213            7.20
Individuals..............................................................        6,574       83.27        11,521,687            4.60
Total....................................................................        7,895         100       250,288,950             100


                                Group Information

Capital gains tax

     For the purpose of U.K. capital gains tax, the market value of the Group's ordinary shares on March 31, 1982 was 258p (after adjustment for the consolidation and sub-division of shares in 1989 and the consolidation of shares in 1993).

     The value does not take account of any adjustment required by the Group's rights issues, as such adjustment is wholly dependent upon action taken by the shareholders in respect of such rights issues.

Financial calendar 2001/2002

Year's results--2001                           Announced November 21, 2001
Annual General Meeting                         Held on January 16, 2002
Half year's results--2002                      To be announced May 2002


Corporate information

         Company Secretary D R Hooper

Registered Office

         Washington House 40-41 Conduit Street London W1S 2YQ

Registration details

         Registered in England and Wales No. 109849

Registrar

         Computershare Investor Services PLC PO Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH 0870 7020000

Website: www.computershare.com

ADR Depositary

         The Bank of New York 620 Avenue of the Americas New York, NY 10011 1-888--BNY--ADRS (toll free)

Email via website at www.adrbny.com

American Depositary Receipt facility

         Enodis plc ordinary shares are traded on The New York Stock Exchange in the form of American Depositary Shares (ADSs) using the symbol ENO. Each ADS represents four Enodis plc ordinary shares. The ADS program is administered by the Bank of New York and inquiries should be directed to them at the address shown. An Annual Report on Form 20-F is filed with the U.S. Securities and Exchange Commission.

               PART III: INFORMATION RELATING TO THE RIGHTS ISSUE



1.       TERMS AND CONDITIONS OF THE RIGHTS ISSUE

         Subject to the fulfillment of the conditions referred to below, Enodis will raise approximately (Pounds)71.5 million, after expenses, through a Rights Issue of up to 150,861,463 New Ordinary Shares at 50 pence per share. The New Ordinary Shares are being offered by way of rights to Qualifying Shareholders on the following basis and otherwise as set out herein:

           3 New Ordinary Shares for every 5 Existing Ordinary Shares held at the close of business on 11 March 2002 and so in proportion for any other number of Ordinary Shares then held.

         Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

         Fractions of New Ordinary Shares will not be allotted to Qualifying Shareholders and, where necessary, entitlements to New Ordinary Shares will be rounded down to the nearest whole number. Entitlements to fractions will be aggregated and sold in the market for the benefit of the Company. Accordingly, Qualifying Shareholders with fewer than 5 Existing Ordinary Shares will not be entitled to any New Ordinary Shares.

         The attention of Overseas Shareholders is drawn to paragraph 5 below.

         The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Ordinary Shares including the right to receive all dividends or other distributions made, paid or declared thereafter.

         Application has been made to the U.K. Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. Subject to admission becoming effective, dealings in the Nil Paid Rights are expected to commence on 19 March 2002.

         The Rights Issue is conditional upon, amongst other things, fulfillment of the following conditions by 19 March 2002 or such later date as may be agreed between Credit Suisse First Boston and the Company:

(i)      the passing of the Resolutions;

(ii) the Underwriting Agreement having become unconditional in all respects (save for the condition relating to Admission) and not having been terminated in accordance with its terms; and

(iii) Admission having occurred by not later than 10.00 a.m. on 19 March 2002 (or such later time and/or date as Credit Suisse First Boston and the Company may agree).

         Applications will be made for the Nil Paid Rights and the Fully Paid Rights to be admitted to CREST. CRESTCo requires the Company to confirm to it that certain conditions (imposed by the CREST Regulations) are satisfied before CRESTCo will admit any security to CREST. It is expected that these conditions will be satisfied, in respect of the Nil Paid Rights and the Fully Paid Rights, as soon as admission of the Nil Paid Rights to the Official List has become effective. As soon as practicable after satisfaction of the conditions, the Company will confirm to CRESTCo that the relevant conditions are satisfied.

         The Company's Existing Ordinary Shares are already admitted to CREST. No further application for admission to CREST is required for the New Ordinary Shares; all of such New Ordinary Shares, when issued and fully paid, may be held and transferred by means of CREST.

         Subject, amongst other things, to the conditions referred to in paragraphs (i), (ii) and (iii) above being satisfied and save as provided in paragraph 5 below, it is intended that:

(a) Provisional Allotment Letters in respect of Nil Paid Rights will be despatched to Qualifying non-CREST Shareholders at their own risk on 18 March 2002;

(b) the Registrar will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders with such Shareholders' entitlements to Nil Paid Rights, with effect from 19 March 2002; and

(c) the Nil Paid Rights and Fully Paid Rights will be enabled for settlement by CRESTCo on 19 March 2002, as soon as practicable after the Company has confirmed to CRESTCo that all the conditions for admission of such Nil Paid Rights and Fully Paid Rights to CREST have been satisfied.

         The offer of New Ordinary Shares to Qualifying CREST Shareholders will be made, on the terms and conditions set out in this document, at the time when (such Shareholders' stock accounts having been credited as described in paragraph (b) above) the Nil Paid Rights are enabled for settlement as described in paragraph (c) above.

         The Rights Issue has been fully underwritten by Credit Suisse First Boston. Under the terms of the Underwriting Agreement, further details of which are set out in paragraph 7(a) of Part VI of this document, Credit Suisse First Boston has certain rights to terminate the Underwriting Agreement prior to Admission, if, amongst other things, the Company has materially breached its warranties or undertakings.

2.       ACTION TO BE TAKEN

         The action to be taken in respect of New Ordinary Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).

         CREST sponsored members should refer to their CREST sponsor, as only their CREST sponsor will be able to take the necessary action specified below to take up their entitlements or otherwise to deal with their Nil Paid Rights or Fully Paid Rights.

(a)      General

(i)      Nil Paid Rights represented by Provisional Allotment Letters

         The Provisional Allotment Letters will set out the holding of Existing Ordinary Shares on which a Qualifying non-CREST Shareholder's entitlement to New Ordinary Shares has been based, the aggregate number of New Ordinary Shares which have been provisionally allotted and the procedures to be followed if a Qualifying non-CREST Shareholder wishes to dispose of all or part of his entitlement or to convert all or part of his entitlement into uncertificated form.

         The Provisional Allotment Letters will also include instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation. If the Rights Issue is delayed so that Provisional Allotment Letters cannot be despatched on 18 March 2002, the expected timetable as set out on page 4 of this document will be adjusted accordingly and the revised dates will be set out in the Provisional Allotment Letters.

(ii)     Nil Paid Rights in CREST

         Subject to paragraph 1 above, each Qualifying CREST Shareholder will receive a credit to his stock account in CREST of his entitlement to Nil Paid Rights in accordance with paragraph 1 above. The stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Ordinary Shares held on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights are provisionally allotted.

         The Nil Paid Rights will constitute a separate security for the purposes of CREST and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

         If the Rights Issue is delayed so that stock accounts of Qualifying CREST Shareholders cannot be credited, or the Nil Paid Rights enabled, on 19 March 2002, Provisional Allotment Letters will be sent out in substitution for the Nil Paid Rights which would have been so credited or enabled and the expected timetable as set out in this document will be adjusted accordingly. References to dates and times in this document should be read as subject to any such adjustment. The Company will make an appropriate announcement to the Company Announcements Office giving details of the revised dates but Qualifying CREST Shareholders may not receive any further written communication.

(b)      Procedures for acceptance and payment

(i)      Holders of Provisional Allotment Letters

         Holders of Provisional Allotment Letters who wish to take up their entitlement, in whole or in part, must return the Provisional Allotment Letter, together with a remittance for the full amount payable on acceptance, in accordance with the instructions printed thereon, either by post or by hand to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand (during normal business hours only) to Computershare Investor Services PLC, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR, so as to arrive as soon as possible and in any event so as to be received by not later than 10.30 a.m. on 8 April 2002. If you post your Provisional Allotment Letter within the U.K. by first class post it is recommended that you allow at least two days for delivery.

         If payment is not received in full by 10.30 a.m. on 8 April 2002, the provisional allotment will (unless the Company has exercised its right to treat as valid an acceptance from an authorised person, qualified institutional buyer or other late acceptance procedure) be deemed to have been declined and will lapse. The Company reserves the right, but shall not be obliged, to treat as valid (i) Provisional Allotment Letters and accompanying remittances which are received through the post not later than 10.30 a.m. on 9 April 2002 (the cover bearing a legible postmark not later than 10.30 a.m. on 8 April 2002 and (ii) applications in respect of which remittances are received prior to
         10.30 a.m. on 8 April 2002 from an authorised person (as defined in the FSMA) or a qualified institutional buyer within the meaning of the U.S. Securities Act of 1933, as amended, specifying the Nil Paid Rights to be acquired and undertaking to lodge the relevant Provisional Allotment Letter duly completed in due course.

         All subscription monies must be in pounds sterling and cheques or banker's drafts should be made for the full amount payable to "The Royal Bank of Scotland plc A/C Enodis plc" and crossed "A/C payee only". Cheques or banker's drafts must be drawn on a bank or building society or branch of a bank or building society in the U.K. or Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided by any of those companies and must bear the appropriate sort code in the top right hand corner. All documents and cheques sent through the post will be sent at the risk of the drawer. Cheques or banker's drafts will be presented for payment upon receipt. The Company reserves the right to instruct the Receiving Agent to seek special clearance of cheques and banker's drafts to allow the Company to obtain value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due. It is a term of the Rights Issue that cheques shall be honoured at first presentation and the Company may elect to treat as invalid acceptances in respect of which cheques are not so honoured. The Company may (in its sole discretion) treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

(ii)     Nil Paid Rights in uncertificated form (that is, in CREST)

         CREST members who wish to take up all or part of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) a Many-To-Many ("MTM") instruction to CRESTCo which, on its settlement, will have the following effect:

         (a) the crediting of a stock account of the Receiving Agent under the participant ID and member account ID specified, with the number of Nil Paid Rights to be taken up;

         (b) the making of a CREST payment to the Receiving Agent in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in paragraph 2(b)(ii)(a) above; and

         (c) the crediting of a stock account of the accepting CREST member (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in paragraph 2(b)(ii)(a) above.

         The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

         (i)      the number of Nil Paid Rights to which the acceptance relates;

         (ii)     the participant ID of the accepting CREST member;

         (iii) the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;

         (iv)     the participant ID of the Receiving Agent "3RA40";

         (v)      the member account ID of the Receiving Agent "ENODIS";

         (vi) the number of Fully Paid Rights that the CREST member is expecting to receive on settlement of the MTM instruction (note: this must be the same as the number of Nil Paid Rights referred to in (i) above);

         (vii) the amount payable by means of the CREST payment arrangements on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights to which acceptance relates referred to in (i) above;

         (viii) the intended settlement date. This must be on or before 8 April 2002;

         (ix)     the nil paid ISIN Number which is GB0031335275;

         (x)      the fully paid ISIN Number which is GB0031335168; and

         (xi) the corporate action number for the Rights Issue. This will be available by viewing the relevant corporate action details in CREST.

         An MTM instruction complying with the requirements as to authentication and contents set out above will constitute a valid acceptance where either:

         (aa) the MTM instruction settles by not later than 10.30 a.m. on 8 April 2002; or

         (bb)     the MTM  instruction  is received by CRESTCo by not later than
                  10.30 a.m. on 8 April 2002 and a number of Nil Paid Rights at least equal to the number of Nil Paid Rights inserted in the MTM instruction is credited to the member account of the accepting CREST member specified in the MTM instruction at
                  10.30 a.m. on 8 April 2002.

         An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Communications Host at CRESTCo of the network provider used by the CREST member (or by the CREST member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Communications Host.

         A CREST member or CREST sponsored member who makes a valid acceptance as described above represents, warrants and undertakes to the Company that he has taken (or procured to be taken), and will take (or will procure to be taken), such action as shall be required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 10.30 a.m. on 8 April 2002 and remains capable of settlement at all times thereafter until
         2.00 p.m. on 8 April 2002 (or until such later time and date as the Company may determine). In particular, the CREST member or CREST sponsored member represents, warrants and undertakes that, at 10.30 a.m. on 8 April 2002 and at all times thereafter until 2.00 p.m. on 8 April 2002 (or until such later time and date as the Company may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the Glossary to the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle.

         CREST members and (where applicable) their CREST sponsors should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) such action as shall be necessary to ensure that a valid acceptance is received as stated above by 10.30 a.m. on 8 April 2002. In this connection CREST members and (where applicable) their CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

         A CREST member who makes a valid acceptance in accordance with the above procedures will thereby (a) undertake to pay to the Company the amount payable on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that, where payment is made by means of a CREST payment (as defined in the CREST Manual), the making of a CREST payment in favour of the Receiving Agent's payment bank in accordance with the CREST payment arrangements shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member to pay to the Company the amount payable on acceptance) and (b) request that the Fully Paid Rights and/or the New Ordinary Shares to which he will become entitled be issued to him on the terms set out in this document and subject to the Memorandum and Articles of Association of the Company.

         The Company may in its sole discretion:

         (A) reject any acceptance constituted by an MTM instruction which is otherwise valid in the event of breach of any of the representations, warranties and undertakings set out or referred to in this Part III. Where an acceptance is made as described in paragraph 2(b)(ii)(bb) above which is otherwise valid, and the MTM instruction concerned fails to settle by
                  2.00 p.m. on 8 April 2002 (or by such later time and date as the Company has determined), the Company shall be entitled to assume, for the purposes of its right to reject an acceptance contained in this paragraph (A), that there has been a breach of the representations, warranties and undertakings set out or referred to in this Part III unless the Company is aware of any reason outside the control of the CREST member or CREST sponsor (as appropriate) concerned for the failure to settle;

         (B) treat as valid (and binding on the CREST member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this
                  Part III;

         (C) accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid acceptance in substitution for or in addition to an MTM instruction and subject to such further terms and conditions as the Company may determine;

         (D) treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid acceptance if, at the time at which the Receiving Agent receives a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or the Receiving Agent have received actual notice from CRESTCo of any of the matters specified in CREST Regulation 35(5)(a) in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

         (E) accept an alternative instruction or notification from a CREST member or CREST sponsored member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification, in the event that, for reasons or due to circumstances outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to take up all or part of their Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of the facilities and/or systems operated by the Receiving Agent in connection with CREST.

(c)      Money Laundering Regulations

(i)      Holders of Provisional Allotment Letters

         If the value of your application exceeds the equivalent of 15,000 Euros (or is one of a series of linked applications, the aggregate value of which exceeds that amount) the verification of identity requirements of the Money Laundering Regulations 1993 (the "Money Laundering Regulations") will apply. The Receiving Agent is entitled to require, at its absolute discretion, verification of identity from any person lodging a Provisional Allotment Letter (the "applicant"), including, without limitation, any person who either (i) tenders payment by way of a cheque or banker's draft drawn on an account in the name of a person or persons other than the applicant or (ii) appears to the Receiving Agent to be acting on behalf of some other person. Returning a Provisional Allotment Letter with the appropriate remittance will constitute a warranty that the Money Laundering Regulations will not be breached by the acceptance of the remittance and an undertaking by the applicant to provide promptly to the Receiving Agent such information as may be specified by the Receiving Agent as being required for the purpose of the Money Laundering Regulations if so requested. Pending the provision of evidence satisfactory to the Receiving Agent as to identity, the Receiving Agent may in its absolute discretion retain a Provisional Allotment Letter lodged by an applicant for New Ordinary Shares and/or the cheque or other remittance relating thereto and/or not enter the New Ordinary Shares to which it relates on the register of members or issue any share certificate in respect of them. If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid but without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of failure of the applicant to provide satisfactory evidence. In such event the application monies (without interest) will be returned to the bank or building society account from which payment was made, following which, the procedure in respect of rights not taken up (as described in paragraph 3 below) will apply, save that any premium obtained will be held by the Company on trust until it is satisfied as to the identity of the applicant in accordance with the Money Laundering Regulations. Neither the Company nor Credit Suisse First Boston nor Computershare Investor Services plc will be liable to any person for any loss or damage suffered or incurred as a result of the exercise of the Company's discretion to require evidence as to identity of any applicant pursuant to the Money Laundering Regulations, or to treat an acceptance as invalid as a result of an applicant's failure to provide such evidence to the Company's satisfaction.

         The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of the Receiving Agent to require verification of identity as stated above).

         Applicants are urged if possible to make their payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society or other third party or a banker's draft, the applicant should:

         (a) write the applicant's name and address on the back of the building society cheque, banker's draft or other third party cheque and, in the case of an individual, record his date of birth against his name; and

         (b) if a building society cheque or banker's draft is used, ask the building society or bank to endorse on the cheque the full name and account number of the person whose building society or bank account is being debited.

         If an application is delivered by hand and the accompanying payment is not the applicant's own cheque, the applicant should ensure that he has with him evidence of identity bearing his photograph, for example, a valid full passport.

         If you are making an application as agent for one or more persons and you are not a U.K. or EC regulated person or institution (e.g. a bank or broker), then, irrespective of the value of the application, the Receiving Agent is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making such an application as agent should specify on the Provisional Allotment Letter if they are a U.K. or EC regulated person or institution. All enquiries in relation to the Provisional Allotment Letter should be addressed to the Receiving Agent.

(ii)     Nil Paid Rights in CREST

         If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not a U.K. or EC regulated person or institution (e.g. a bank or a broker), then, irrespective of the value of the application, the Receiving Agent is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact the Receiving Agent before sending any MTM or other instruction so that appropriate measures may be taken.

         Submission of an MTM instruction which constitutes, or which may, on its settlement, constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to the Receiving Agent such information as may be specified by the Receiving Agent as being required for the purposes of the Money Laundering Regulations. Pending the provision of evidence satisfactory to the Receiving Agent as to identity, the Receiving Agent may in its absolute discretion take, or omit to take, such action as they may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then the Receiving Agent will not permit the MTM instruction concerned to proceed to settlement but without prejudice to the right of the Company to take proceedings to recover any loss suffered by them as a result of failure of the applicant to provide satisfactory evidence.

(d)      Dealings in Nil Paid Rights

         Dealings on the London Stock Exchange in the Nil Paid Rights are expected to commence on 19 March 2002. A transfer of Nil Paid Rights can be made:

(i) in the case of Nil Paid Rights in certificated form, by renunciation of the Provisional Allotment Letter in accordance with the instructions printed thereon and delivery of such letter to the transferee; and

(ii) in the case of Nil Paid Rights in uncertificated form, by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST at
         10.30 a.m. on 8 April 2002 (or such later time and date as the Company may determine).

(e)      Dealings in Fully Paid Rights

         After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document and (where appropriate) the Provisional Allotment Letter, the Fully Paid Rights may be transferred:

(i) in the case of Fully Paid Rights in certificated form, by renunciation of the relevant Provisional Allotment Letter and lodging of the same either by post or by hand with Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand (during normal business hours only) with Computershare Investor Services PLC, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR by not later than 10.30 a.m. on 8 April 2002; and

(ii) in the case of Fully Paid Rights in uncertificated form, by means of CREST in the same manner as any other security that is admitted to CREST. The latest date for settlement of any transfer of Fully Paid Rights in CREST is expected to be 8 April 2002. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on 8 April 2002.

         After 8 April 2002, the New Ordinary Shares will be in registered form and transferable in the usual way (see paragraph (i) below). Dealings in New Ordinary Shares are expected to commence on 9 April 2002.

(f)      Renunciation and splitting of Provisional Allotment Letters

         A Qualifying non-CREST Shareholder entitled to a provisional allotment of New Ordinary Shares who wishes to transfer all (and not only some) of the Nil Paid Rights or Fully Paid Rights comprised in a Provisional Allotment Letter may (save as required by the laws of certain foreign jurisdictions) renounce such allotment by completing and signing Form X on such letter and handing the entire letter to the renouncee or to the broker or bank who acts for such person in the transaction. Once a Provisional Allotment Letter has been renounced, the letter will become a negotiable instrument in bearer form.

         The latest time and date for registration of renunciation of Provisional Allotment Letters, fully paid is 10.30 a.m. on 8 April 2002. If the Qualifying non-CREST Shareholder wishes to have only some of such New Ordinary Shares registered in his name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights or Fully Paid Rights but to different persons, he may have the Provisional Allotment Letter split, for which purpose he or his agent must complete and sign Form X on such letter. The Provisional Allotment Letter must then be lodged by post or by hand with Computershare Investor Services PLC (during normal business hours only) at 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR by not later than 3.00 p.m. on 4 April 2002, if nil paid or fully paid, to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split letters required and the number of Nil Paid Rights or Fully Paid Rights to be comprised in each should be stated in an accompanying letter. Form X on split letters will be marked "Original duly renounced" before issue.

         Nil Paid Rights or Fully Paid Rights in CREST may be transferred (in whole or in part) in the same manner as any other security that is admitted to CREST, as explained in paragraphs (d) and (e) above.

(g) Registration in names of persons other than Qualifying Shareholders originally entitled

         In relation to Nil Paid Rights or Fully Paid Rights in certificated form, the renouncee or his agent(s) must complete Form Y on the Provisional Allotment Letter and lodge the entire letter either by post or by hand to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand (during normal business hours only) to Computershare Investor Services PLC, 7th Floor Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR by not later than 10.30 a.m. on 8 April 2002, whether nil paid (with a payment) or fully paid. Nil Paid Rights or Fully Paid Rights in CREST may be transferred in the same manner as any other security that is admitted in CREST, as explained in paragraphs (d) and (e) above. From 9 April 2002, the New Ordinary Shares will be transferable in the usual way.

(h) Deposit of Nil Paid Rights or Fully Paid Rights into, and withdrawals of such Rights from, CREST

         Nil Paid Rights or Fully Paid Rights which are represented by Provisional Allotment Letters may be converted into uncertificated form, that is, deposited into CREST (whether any such conversion arises as a result of a transfer of such Rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion, subject (in the case of a deposit into CREST) to procedures set out in the Provisional Allotment Letter. You are recommended to refer to the CREST Manual for details of such procedures.

         The procedure for depositing the Nil Paid Rights represented by the Provisional Allotment Letter into CREST, whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address appear(s) on page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom this letter has been renounced, is as follows. Form X and the CREST deposit form (both on page 4 of the Provisional Allotment Letter) will need to be completed and the Provisional Allotment Letter deposited with the CCSS; in addition, the normal CREST stock deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act
1963) with the CCSS and (b) only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited into CREST. If you wish to deposit some only of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, you must first apply for split Provisional Allotment Letters. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST deposit form on each letter must be completed and deposited. The consolidation listing form must not be used.

         Holders of Nil Paid Rights who are proposing so to convert any such rights are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 10.30 a.m. on 8 April 2002. In particular, having regard to normal processing times in CREST and on the part of the Receiving Agent, the latest time for depositing a renounced Provisional

Allotment Letter with the CCSS, where the renouncee wishes to hold the Nil Paid Rights represented by such Provisional Allotment Letter in uncertificated form, is 3.00 p.m. on 3 April 2002, and the recommended latest time for receipt by CRESTCo of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 p.m. on 28 March 2002, in either case so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 10.30 a.m. on 8 April 2002.

(i)      Issue of New Ordinary Shares in definitive form

         In relation to Fully Paid Rights in certificated form after the close of CREST business on 8 April 2002 (the latest date for registration of renunciation), the New Ordinary Shares (in definitive form) to which the holders of those Fully Paid Rights are entitled will be issued in certificated form.

         Definitive share certificates are expected to be despatched by first class post to the first named or sole holder at his registered address by 11 April 2002 to the persons entitled thereto. After despatch of definitive certificates, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. After 8 April 2002 and pending the issue of definitive share certificates, instruments of transfer will be certified by the Registrar against lodgment of fully paid Provisional Allotment Letters.

         Fully Paid Rights in CREST are expected to be disabled in CREST after the close of CREST business on 8 April 2002 (the latest date for settlement of transfers of Fully Paid Rights in CREST). New Ordinary Shares (in definitive form) will be issued in uncertificated form to those persons registered as holding such Fully Paid Rights in CREST at the close of business on the date on which the Fully Paid Rights are disabled. The Receiving Agent will instruct CRESTCo to credit the appropriate stock accounts of such persons with such persons' entitlements to New Ordinary Shares with effect from the next business day (expected to be 9 April 2002). The stock accounts to be credited will be accounts under the same participant IDs and member account IDs that apply to the Fully Paid Rights held by the persons concerned in respect of which the New Ordinary Shares (in definitive form) are issued.

(j)      Posting

         All documents and cheques posted to or by the allottees or their renouncees (or their agents, as appropriate) will be posted at their risk.

(k)      Right to allot/issue in certificated form

         Notwithstanding any other provision of this document, the Company reserves the right to allot and/or issue any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of the facilities and/or systems operated by the Receiving Agent in connection with CREST.

3.       PROCEDURE IN RESPECT OF RIGHTS NOT TAKEN UP (WHETHER CERTIFICATED OR IN
         CREST)

         If an entitlement to New Ordinary Shares is not validly taken up by
10.30 a.m. on 8 April 2002, in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. Credit Suisse First Boston, acting as agent for the Company, will endeavour to procure, by not later than 3.00 p.m. on 10 April 2002, subscribers for such New Ordinary Shares if a premium over the aggregate of the Issue Price and the expenses of procuring such subscribers (including any value added tax thereon) can be obtained unless Credit Suisse First Boston considers in its reasonable opinion that it is unlikely that subscribers could be procured on the above basis. If subscribers can be procured on such basis, it will be a term of such subscription that such premium shall be paid (subject as provided in this paragraph 3):

(i) where the provisional allotment was, at the time of its lapsing, represented by a Provisional Allotment Letter, to the person whose name and address appeared on page 1 of the Provisional Allotment Letter; and

(ii) where the Nil Paid Rights were, at the time of their lapsing, in uncertificated form, to the person registered as the holder of such Nil Paid Rights at the time of their disablement in CREST.

         New Ordinary Shares for which subscribers are procured on this basis will be re-allotted to such subscribers and the premium (being the amount paid by such subscribers after deducting the Issue Price and the expenses of procuring such subscribers including any value added tax thereon) will be distributed by cheque (without interest) to non-accepting Qualifying Shareholders to whom the New Ordinary Shares were originally allotted in proportion to their rights not taken up, except that amounts of less than (pound)3 per holding will not be distributed but will be aggregated and retained for the benefit of the Company. Cheques for amounts due to non-accepting Qualifying Shareholders (if any) will be sent by post, at the risk of persons entitled to them, to the first named or sole holder at his registered address.

         Any transactions undertaken pursuant to this paragraph 3 shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and neither the Company nor Credit Suisse First Boston nor any person procuring such subscribers shall be responsible or have any liability whatsoever for any loss or damage (whether actual or alleged) arising from the terms or timing of any such subscription or any decision not to endeavour to procure subscribers and each such person shall be entitled to retain any brokerages, commissions or other benefits received in connection with these arrangements. Cheques for the amount due will be sent, at the risk of the person(s) entitled, to their registered addresses (the registered address of the first named in the case of joint holders), provided that, where any entitlement concerned was held in CREST, the amount due will, unless the Company (in its absolute discretion) otherwise determines, be satisfied by the Company procuring the making of a CREST payment to the relevant CREST member in respect of the cash amount concerned. If subscribers cannot be procured on the basis outlined above, the relevant New Ordinary Shares will be subscribed for by Credit Suisse First Boston or Credit Suisse First Boston will procure subscribers at a price of 50 pence per New Ordinary Share.

4.       TAXATION

         The following statements are intended only as a general guide to the position under current U.K. law and Inland Revenue practice and may not apply to certain classes of Shareholders, such as dealers in securities. The comments are of a general nature and concern only the position of Shareholders who are the beneficial owners of their shares. Shareholders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the U.K. are strongly recommended to consult their professional tax advisers immediately.

(a)      Stamp duty and stamp duty reserve tax

         No stamp duty or stamp duty reserve tax ("SDRT") will be payable on the issue of Provisional Allotment Letters, split allotment letters or definitive share certificates, on the registration of the original holders of Provisional Allotment Letters or their renouncees, on the crediting of the Nil Paid Rights or Fully Paid Rights to stock accounts in CREST or on the issue in uncertificated form of the New Ordinary Shares, unless the holders concerned are persons to whom the depository receipt or clearance service charge may apply (excluding clearance services where an election for an alternative system of charge is in effect).

         Where Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter or held in CREST are sold on or before the last date for registration of renunciation or transfer, the purchaser will not be liable to stamp duty but will generally be liable to SDRT at the rate of 0.5 per cent. of the actual consideration paid (except in the case of certain sales to certain intermediaries and charities). In the case of transfers in CREST, SDRT will be collected through CREST in accordance with the CREST rules.

         The transfer on sale of New Ordinary Shares held outside CREST after the last date for registration of renunciation will generally be liable to stamp duty at the rate of 0.5 per cent. of the actual consideration paid. A charge to SDRT at the rate of 0.5 per cent. of the actual consideration paid will also arise in relation to an unconditional agreement to transfer such New Ordinary Shares but that charge will be cancelled, or the SDRT repaid, depending on the circumstances, if the agreement is completed by a duly stamped transfer executed within six years of the date of that agreement. The transfer on sale of New Ordinary Shares held in CREST after the last date for settlement of transfers of Fully Paid Rights in CREST will generally be liable to SDRT at the rate of 0.5 per cent. of the actual consideration paid (except in the case of certain sales to certain intermediaries and charities). In the case of transfers in CREST, the SDRT tax will be collected in CREST in accordance with the CREST rules.

(b)      Taxation of chargeable gains

         For the purposes of U.K. taxation of chargeable gains:

(i) a Shareholder will not be treated as making a disposal of all or part of his holding of Existing Ordinary Shares or any rights attached to them and will therefore not incur a liability to taxation of chargeable gains on taking up all or part of his rights to New Ordinary Shares;

(ii) any New Ordinary Shares subscribed under the Rights Issue by a holder of Existing Ordinary Shares will, together with the original holding of Ordinary Shares, be treated as forming part of a single asset (the "New Holding") acquired on the date of acquisition of the original holding, the base cost of which will be the amount paid for the original holding together with the amount of subscription monies paid for the New Ordinary Shares;

(iii) for disposals on or after 6 April 1998, indexation allowance is available for the purposes of corporation tax only and is not therefore available to individuals, personal representatives or trustees. The following paragraphs accordingly deal separately with the positions of corporate and non-corporate Qualifying Shareholders:

         (aa) Qualifying Shareholders who are within the charge to corporation tax will continue to obtain the benefit of indexation allowance on their New Holding, although for the purposes of calculating the indexation allowance on any disposal of Ordinary Shares comprised in the New Holding, the expenditure incurred in subscribing for the New Ordinary Shares will be treated as incurred only when the Shareholder became liable to make or made payment, not at the time the Existing Ordinary Shares were acquired;

         (bb) for disposals on or after 6 April 1998 by individuals, personal representatives or trustees the indexation allowance was frozen by reference to the Retail Price Index at April 1998 (although indexation relief for holding periods up to then was preserved) and was replaced by a system of taper relief. Taper relief operates by reducing the amount of any gain realised on the disposal of assets (after indexation relief, if available) by a percentage amount that is dependent on the period of ownership of the relevant asset since 6 April 1998 and on whether that asset qualifies for the business or non-business rate of taper. The period of ownership (since 6 April 1998) of the existing holding of Ordinary Shares is taken into account when assessing the availability of taper relief; and

(iv) depending on each Shareholder's individual circumstances, a liability to U.K. taxation of capital gains may be incurred if:

         (aa) all or some of the Nil Paid Rights or Fully Paid Rights or the New Ordinary Shares themselves are sold or otherwise disposed of; or

         (bb) the Nil Paid Rights are allowed to lapse and a cash payment is received in respect thereof.

         However, if the proceeds resulting from a lapse of the Nil Paid Rights or a disposal of any of the Nil Paid Rights or the New Ordinary Shares do not exceed whichever is the greater of (Pounds)3,000 or 5 per cent. of the market value (as at the date of disposal or lapse) of the Existing Ordinary Shares in respect of which the rights of shares arose, the Qualifying Shareholder will not generally be treated as making a disposal for the purposes of U.K. tax on chargeable gains; instead, the proceeds will be deducted from the acquisition cost of the Existing Ordinary Shares.

(c)      Taxation of dividends

(i) Under current U.K. tax legislation the Company is not required to withhold tax at source from dividend payments it makes.

(ii) Individual Shareholders who are resident for tax purposes in the U.K. should generally be entitled to a tax credit in respect of any dividend received from the Company equal to one-ninth of the amount of the dividend. Such a Shareholder's liability to U.K. tax is calculated on the sum of the dividend and the tax credit (the "gross dividend") which, with certain other investment income, will be regarded as the top slice of his income and which will be subject to U.K. income tax rates of tax described below. The tax credit (which equals 10 per cent. of the gross dividend) will be available to offset such Shareholder's liability (if any) to income tax on the gross dividend income.

(iii) Individual Shareholders who are liable to income tax at the basic rate or at a rate which is lower than the basic rate will be liable to tax on dividend income received from the Company at the rate of 10 per cent. This means that the tax credit will satisfy the income tax liability of such Shareholders in respect of the dividend income.

(iv) Individual Shareholders who are liable to income tax at the higher rate will be liable to tax on dividend income received from the Company at the rate of 32.5 per cent. After taking into account 10 per cent. tax credit, a higher rate taxpayer will be liable to additional income tax of 22.5 per cent. of the gross dividend, equal to 25 per cent. of the net dividend, to the extent that the gross dividend falls above the threshold for higher rate income tax.

(v) With limited exceptions (relating to shares held in individual savings accounts or personal equity plans in respect of dividends paid prior to 6 April 2004), individual Shareholders who are resident in the U.K. cannot claim repayment of the tax credit from the Inland Revenue.

(vi) A corporate Shareholder resident for tax purposes in the U.K. will not normally be liable to corporation tax on any dividend received from the Company.

(vii) Tax exempt pension funds, most U.K. corporate Shareholders and charities cannot reclaim from the Inland Revenue tax credits attaching to dividend payments received from the Company, although charities are entitled to limit compensation in lieu of repayable tax credits until 5 April 2004.

         The right of a Shareholder not resident in the U.K. for tax purposes to the benefit of a tax credit in respect of a dividend received and to claim payment of any part of a tax credit is determined by the double tax convention or agreement (if any) between the U.K. and the country in which the Shareholder is resident. Qualifying Shareholders who are not resident in the U.K. for tax purposes should consult their own tax advisers concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if they are so entitled, the procedure for doing so. Such Qualifying Shareholders should note that it is likely that they will, in practice, not be able to reclaim any significant part of the tax credit. Qualifying Shareholders resident outside the U.K. may also be subject to taxation on dividend income under their local law.

         The above comments are intended only as a general guide to the current position. Any person who is in any doubt as to his tax position should consult his own professional adviser.

5.       OVERSEAS SHAREHOLDERS

         The making of the offer by way of rights to persons resident in, or who are citizens of, countries other than the U.K. may be affected by the laws of the relevant jurisdiction. No person in any territory other than the U.K. receiving a copy of this document and/or a Provisional Allotment Letter in that territory or receiving a credit of Nil Paid Rights to a stock account in CREST may treat the same as constituting an offer or invitation to him, nor should he in any event deal with such a Provisional Allotment Letter or Nil Paid Rights or Fully Paid Rights in CREST, unless in the relevant territory such an invitation or offer can lawfully be made to him and the Provisional Allotment Letter, Nil Paid Rights or Fully Paid Rights in CREST can lawfully be dealt with without contravention of any registration or other legal requirements.

         Save in such circumstances, this document and/or the Provisional Allotment Letter will be sent for information only and should not be copied or redistributed.

         Subject to paragraphs 5(a) and (b) below any person outside the U.K. wishing to accept the offer of New Ordinary Shares comprised in a Provisional Allotment Letter or (as appropriate) made when Nil Paid Rights (having been credited to his stock account in CREST) are enabled for settlement in CREST must satisfy himself as to full observance of the laws of any relevant territory in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory. A Shareholder who is in any doubt as to his position should consult his professional adviser without delay.

         The Company reserves the right to treat as invalid any acceptance or purported acceptance of the offer of New Ordinary Shares which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the securities laws of any jurisdiction or if it believes or they believe that the same may violate applicable legal or regulatory requirements, including without limitation if (in the case of a Provisional Allotment Letter) it provides an address for delivery of share certificates for New Ordinary Shares in the United States, Canada, Japan, France, Australia, South Africa, Singapore or the Republic of Ireland or in any jurisdiction outside the U.K. in which it would be unlawful to deliver such share certificates.

         Despite any other provision of this document or the Provisional Allotment Letter, the Company reserves the right to permit any Overseas Shareholder on the register of members of the Company on the Record Date to take up his rights if the Company in its sole and absolute discretion is satisfied, at any time prior to 10.30 a.m. on 8 April 2002, that the transaction in question is exempt from, or not subject to, any legislation or regulations giving rise to any restrictions.

         The provisions of paragraph 3 above will apply generally to those New Ordinary Shares and Nil Paid Rights which Overseas Shareholders who are not entitled to participate in the Rights Issue would have been entitled if they had been Qualifying Shareholders, save that Credit Suisse First Boston shall endeavour to procure the sale of such rights or shares from the date of Admission.

         Overseas Shareholders who wish and are permitted to take up their entitlement should note that payments must be made in pounds sterling and must be made as described in 2(b)(i) where Nil Paid Rights are represented by Provisional Allotment Letters and paragraph 2(b)(ii) where Nil Paid Rights are in CREST.

         Specific restrictions relating to certain jurisdictions are set out below.

(a)      United States

         The Nil Paid Rights, Fully Paid Rights, New Ordinary Shares and the Provisional Allotment Letters have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state of the United States. Accordingly, subject to certain exceptions, neither the New Ordinary Shares nor the Provisional Allotment Letters nor any Nil Paid Rights or Fully Paid Rights may be offered, sold, delivered, taken up, renounced or transferred, directly or indirectly, in or into the U.S. at any time except pursuant to the terms of an applicable exemption under the Securities Act and applicable securities laws of the United

States.

         Accordingly, the offer by way of rights is not being made in the U.S. or to U.S. Persons, and neither this document nor the Provisional Allotment Letter constitutes an offer to any U.S. Person, and neither this document nor the Provisional Allotment Letter will be sent to, nor will any Nil Paid Rights be credited to a stock account in CREST of, any Shareholder whose registered address is in the United States. Provisional Allotment Letters sent from or post-marked in the U.S. will be deemed to be invalid and no definitive share certificates for New Ordinary Shares will be sent to addresses inside the United States. The Company reserves the right to reject any Provisional Allotment Letter (or renunciation thereof) in the name of any person who provides an address in the U.S. for acceptance, renunciation or for the delivery of definitive certificates for New Ordinary Shares, or who is unable to represent and warrant that such person is not in the U.S., is not a U.S. Person and is not acting on a non-discretionary basis for persons in the U.S. or for U.S. Persons, or that appears to the Company or its agents to have been executed in or despatched from the United States. In addition, the Company reserves the right to reject any MTM instruction sent by or on behalf of any CREST member with a registered address in the U.S. in respect of the Nil Paid Rights.

         Notwithstanding the foregoing, the Company reserves the right to make the Nil Paid Rights, Fully Paid, Rights, New Ordinary Shares and the Provisional Allotment Letters available to a limited number of Shareholders who are able to take up their rights pursuant to an exemption from the registration requirements of the Securities Act.

         Holders of our ADSs will not be eligible to participate in the Rights Issue. However, the depositary under the Company's American Depositary Receipt facility has confirmed that it will sell the rights relating to the Ordinary Shares underlying the ADSs, and will distribute the net proceeds to the ADS holders in accordance with the depositary agreement.

(b) Canada, Japan, France, Australia, South Africa, Singapore and the Republic of Ireland

         Due to restrictions under the securities laws of Canada, Japan, France, Australia, South Africa, Singapore and the Republic of Ireland, neither this document nor the Provisional Allotment Letter will be sent to, nor will any Nil Paid Rights be credited to a stock account in CREST of, any Shareholders with registered addresses in, and the New Ordinary Shares may not be transferred or sold to or renounced or delivered in, any of those countries. Accordingly, no offer of New Ordinary Shares is being made under this document to Shareholders with registered addresses in, or to residents of any of, Canada, Japan, France, Australia, South Africa, Singapore and the Republic of Ireland and neither this document nor the Provisional Allotment Letter should be forwarded to or transmitted in or into any of these countries.

6.       GOVERNING LAW

         The terms and conditions of the Rights Issue, as set out in this document and (where appropriate) the Provisional Allotment Letter, shall be governed by and construed in accordance with the laws of England and Wales.

         PART IV: ANNOUNCEMENT OF QUARTERLY RESULTS FOR THE 13 WEEKS ENDED
                                29 DECEMBER 2001

         The following is the full text of the announcement of the Group's unaudited quarterly results for the 13 weeks ended 29 December 2001 released on 20 February 2002:

"

         Highlights

         As reported at the time of our Annual General Meeting, Group performance for the 13 weeks ended 29 December 2001 ("First Quarter 2002") is in line with the Board's expectations at the time of the preliminary announcement of our results for the year ended 29 September 2001 (the "2001 financial year") made in November 2001.

         . Food equipment sales decreased by 4.6% to(pound)189.9 million in First Quarter 2002 from (pound)199.0 million for the 13 weeks ended 29 December 2000 ("First Quarter 2001"), reflecting the deterioration of the food service equipment market in North America and difficult trading conditions for our food retail equipment group, particularly in display cases. At the time of our preliminary results announcement in November, we expected a further significant decline in the food service equipment markets, especially in North America. Whilst sales held up relatively well in October and November a further decline in sales became apparent in December. As previously anticipated, this decline is therefore expected to have a greater impact on our results for the second quarter of the financial year ending 28 September 2002 compared to the first quarter.

         . Food equipment operating profit before exceptional items and goodwill amortisation decreased by 9.6% to (pound)14.2 million in First Quarter 2002 from (pound)15.7 million in First Quarter 2001, reflecting the reduced sales volumes and pricing pressures, particularly in our food retail equipment group, offset to a significant extent by the cost savings generated by the management actions taken in the second half of the 2001 financial year.

         . Group profit before tax, exceptional items and goodwill amortisation decreased by 17.7% to(pound)5.1 million in First Quarter 2002 from(pound)6.2 million in First Quarter 2001.

         . Profit on disposal of businesses in First Quarter 2002 amounted to (pound)2.7 million, due to the sale of Sammic for consideration of (pound)20 million. Exceptional charges of (pound)2.4 million in First Quarter 2002 were for the ongoing restructuring and reorganisation. We also wrote off (pound)4.1 million of deferred financing costs as a result of entering into the new financing arrangements described below.

         . Adjusted diluted earnings per share were 1.7p in First Quarter 2002 compared with 2.0p in First Quarter 2001.

         . Net debt was (pound)376.1 million at the end of First Quarter 2002 compared to (pound)439.2 million at the end of First Quarter 2001 and (pound)365.9 million at the end of the 2001 financial year.

         . Rights issue and new financing arrangements announced to provide a more appropriate long term capital structure.

         As covered in a separate announcement, we have entered into new financing arrangements, including a proposed three for five underwritten rights issue and a five year committed senior credit facility of approximately (pound)320 million (comprising a $370 million term loan and $85 million revolving credit facility) and a (pound)150 million bridge loan facility. We intend to repay the bridge loan with the net proceeds of the rights issue and the net proceeds of a proposed issue of long term fixed rate notes. The long term fixed rate notes will be offered to certain institutional investors. In connection with the sale of the long term fixed rate notes, we expect to agree to announce interim results on a quarterly basis and publicly file unaudited financial information and an accompanying operating and financial review. Assuming the notes are issued, we will adopt a policy of reporting our results quarterly in the future.

         Andrew Allner, CEO of Enodis, said:

         "The Group's performance in the first quarter, in extremely difficult market conditions, is encouraging and the Board's expectations for the full year operating profits are as they were at the time of our November 2001 announcement. Our global food service equipment strategy is firmly on track and we believe that the long term fundamentals of the industry remain attractive."

         For further information please contact

Enodis plc
Andrew Allner                    Chief Executive Officer        020 7304 6006
Financial Dynamics
Richard Mountain/Andrew Lorenz                                  020 7269 7291


Operating Review--First Quarter 2002 Compared to First Quarter 2001

Turnover (Net Sales) from Continuing Operations

         Turnover comprises gross sales to third parties, including shipping and handling fees, less allowances for sales returns, rebates, discounts and other items. Revenue is recognised upon shipment of goods to customers.

         Turnover from continuing operations decreased by (pound)9.1 million, or 4.6%, to (pound)189.9 million in First Quarter 2002 from (pound)199.0 million in First Quarter 2001. Our principal source of turnover consists of sales of food service equipment, which comprised 75.4% of our turnover from continuing operations in First Quarter 2002. Sales of food retail equipment comprised 24.6% of our turnover from continuing operations. There were no sales of property assets in either quarter.

         Turnover in First Quarter 2002 benefited from approximately (pound)1.5 million of foreign exchange translation movements compared to First Quarter 2001.

         Global Food Service Equipment. The following table provides a summary of turnover from our global food service equipment group.

                                                                                               First Quarter 2002         Change
                                                                                               ------------------         ------
                                                                     First Quarter 2001
                                                                     ------------------
                                                                                   (in millions, except percentages)
North America..................................................  (Pounds)110.6    73.1% (Pounds)106.3  74.2% (Pounds)(4.3)  (3.9)%
Europe & Rest of World.........................................           40.7    26.9%          36.9  25.8%         (3.8)  (9.3)%
                                                                 -------------   ------ ------------- ------ -------------  ------
Total Global Food Service Equipment............................  (Pounds)151.3   100.0% (Pounds)143.2 100.0% (Pounds)(8.1)  (5.4)%
                                                                 =============   ====== ============= ====== =============  ======

         Turnover decreased by (Pounds)8.1 million, or 5.4%, to (Pounds)143.2 million in First Quarter 2002 from (Pounds)151.3 million in First Quarter 2001. Turnover in First Quarter 2002 benefited by (Pounds)1.2 million from foreign exchange movements compared to First Quarter 2001.

         Turnover from our North America operations decreased by (Pounds)4.3 million, or 3.9%, to (Pounds)106.3 million in First Quarter 2002 from (Pounds)110.6 million in First Quarter 2001, as a result of the general deterioration of the food service equipment market in North America. Whilst sales in October and November held up relatively strongly, a decline in sales was felt more acutely in December.

         Turnover from Europe and the rest of the world decreased by (Pounds)3.8 million, or 9.3%, to (Pounds)36.9 million in the First Quarter 2002 from (Pounds)40.7 million in First Quarter 2001. Excluding the effects of the disposal of Sammic and other non-core businesses, the decrease was (Pounds)0.7 million, or 1.7%, which was due to a decrease in sales volume in a depressed market.

         Food Retail Equipment. Turnover decreased by (Pounds)1.0 million, or 2.1%, to (Pounds)46.7 million in First Quarter 2002 from (Pounds)47.7 million in First Quarter 2001, due to a very difficult market for display cases and refrigeration systems in North America. Turnover in First Quarter 2002 benefited by (Pounds)0.3 million from foreign exchange movements compared to First Quarter 2001.

         Property. There were no sales of property assets in either First Quarter 2002 or First Quarter 2001. Future revenues from sales of property will depend on the nature and size of the properties sold, as well as the timing of disposals, which are determined by management based on market and other considerations. Property sales are expected to remain consistent with the prior year for the upcoming year, with lower levels in future years.

Operating Profit from Continuing Operations before Goodwill Amortisation and Exceptional Items

         Operating profit from continuing operations before goodwill amortisation and exceptional items represents turnover less operating costs. Operating costs consist of cost of sales, administrative expenses, distribution costs, and other operating expenses. Cost of sales includes raw material components, direct labour costs, fixed and variable overhead costs, depreciation and amortisation attributable to production and sales and marketing costs. Administrative expenses include research and development on new products, bad debt provisions, depreciation and rent on administrative buildings and professional fees.

         Operating profit from continuing operations before goodwill amortisation and exceptional items decreased by (Pounds)1.6 million, to (Pounds)12.1 million in First Quarter 2002 from (Pounds)13.7 million in First Quarter 2001.

         Operating profit from continuing operations before goodwill amortisation and exceptional items in First Quarter 2002 has benefited by approximately (Pounds)0.1 million as a result of foreign exchange translation movements compared to First Quarter 2001.

         Global Food Service Equipment. The following table sets out a summary of our operating profit from continuing operations before goodwill amortisation and exceptional items from our global food service equipment group.

                                                                                             First Quarter 2002         Change
                                                                                             ------------------         ------
                                                                     First Quarter 2001
                                                                     ------------------

                                                                                   (in millions, except percentages)
North America....................................................  (Pounds)10.1   75.9%   (Pounds)9.8   78.4%  (Pounds)(0.3)  (3.0)%
Europe & Rest of World...........................................           3.2   24.1%           2.7   21.6%          (0.5) (15.6)%
                                                                   ------------  ------  ------------  ------  ------------- -------
Total Global Food Service Equipment..............................  (Pounds)13.3  100.0%  (Pounds)12.5  100.0%  (Pounds)(0.8)  (6.0)%
                                                                   ============  ======  ============  ======  ============= =======

Operating profit from continuing operations before goodwill amortisation and exceptional items decreased by (Pounds)0.8 million, or

6.0%, to (Pounds)12.5 million in First Quarter 2002 from (Pounds)13.3 million in First Quarter 2001. Operating profit from continuing operations before goodwill amortisation and exceptional items benefited by (Pounds)0.1 million from foreign exchange movements compared to First Quarter 2001.

         Operating profit from continuing operations before goodwill amortisation and exceptional items in North America decreased by (Pounds)0.3 million, or 3.0%, to (Pounds)9.8 million in First Quarter 2002 from (Pounds)10.1 million in First Quarter 2001. Operating profit from continuing operations before goodwill amortisation and exceptional items as a percentage of turnover from North America increased by 0.1 percentage points to 9.2% in First Quarter 2002 from 9.1% in First Quarter 2001. The fall in operating profit from continuing operations before goodwill amortisation and exceptional items reflected lower sales volumes. The expected decline in gross margin has been partially offset by the effect of the cost savings programme enacted in the second half of the 2001 financial year.

         Operating profit from continuing operations before goodwill amortisation and exceptional items in Europe and the rest of the world decreased by (Pounds)0.5 million, or 15.6%, to (Pounds)2.7 million in First Quarter 2002 from (Pounds)3.2 million in First Quarter 2001. Excluding the effects of the disposal of Sammic and other non-core businesses, the decrease was (Pounds)0.2 million, or 6.3%. Operating profit from continuing operations before goodwill amortisation and exceptional items as a percentage of net sales from Europe and the rest of the world decreased by 0.6 percentage points to 7.3% in First Quarter 2002 from 7.9% in First Quarter 2001. The expected fall in operating profit from continuing operations before goodwill amortisation and exceptional items arising from reduced sales volume and a different product mix compared to the First Quarter 2001 has been offset in part by the effect of the cost savings programme enacted in the second half of the 2001 financial year and First Quarter 2002.

         Food Retail Equipment. Operating profit from continuing operations before goodwill amortisation and exceptional items decreased by (Pounds)0.7 million, or 29.2%, to (Pounds)1.7 million in First Quarter 2002 from (Pounds)2.4 million in First Quarter 2001. Operating profit from continuing operations before goodwill amortisation and exceptional items in First Quarter 2002 benefited by (Pounds)12,000 gain from positive foreign exchange movements compared to First Quarter 2001. Operating profit from continuing operations before goodwill amortisation and exceptional items as a percentage of net sales decreased by 1.4 percentage points to 3.6% in First Quarter 2002 from 5.0% in First Quarter 2001. The decrease in operating profit from continuing operations before goodwill amortisation and exceptional items principally reflected reduced sales of refrigeration systems and display cases by Kysor Warren, offset in part by stronger performance in refrigerated panels and walk-in freezers and coolers sold by Kysor Panel Systems. The decline in gross margin was partially offset by the effect of the cost savings programme enacted in the second half of the 2001 financial year and in First Quarter 2002.

Goodwill Amortisation

         Amortisation and impairment of goodwill from continuing operations decreased by (Pounds)0.4 million due to the effect of the (Pounds)100 million impairment in the value of the Group's goodwill booked in September 2001, offset in part by the full quarter effect of the amortisation of goodwill arising from the Jackson acquisition in November 2000.

         We are currently reviewing the operations of Kysor Warren, part of our food retail equipment group, with the objective of improving its operating performance. From its acquisition in 1999 to the end of the 2001 financial year, Kysor Warren has operated at a profit (exclusive of exceptional costs and amortisation). However, Kysor Warren, along with its competitors, has been adversely impacted by difficult market conditions. The unaudited results of this operation for First Quarter 2002 showed a small operating loss and were below expectations. If the result of our review is the conclusion that the necessary long term improvement in performance cannot be achieved, it is possible that a significant part of Kysor Warren's fixed assets (principally goodwill) could potentially be impaired, resulting in an exceptional non-cash charge. Such an impairment, if any, cannot be reasonably estimated at this time. As at 29 December 2001 the carrying value of goodwill relating to Kysor Warren was approximately (Pounds)50 million.

Operating Exceptional Items

         Exceptional operating charges from continuing operations totalled (Pounds)2.4 million for First Quarter 2002, resulting from the continued rationalisation of administration functions and simplifying management structures. These items relate principally to costs of redundancy in our food retail equipment group and the European businesses within the global food service equipment group.

Profit on Disposal of Businesses and Other Assets

         The profit on disposal of businesses in First Quarter 2002 amounted to (Pounds)2.7 million, due to the sale of Sammic for consideration of (Pounds)20 million.

Net Interest Payable and Similar Charges

         Net interest payable and similar charges increased by (Pounds)1.1 million, or 11.0%, to (Pounds)11.1 million in First Quarter 2002 from (Pounds)10.0 million in First Quarter 2001. Primarily, the increase was due to the write off of (Pounds)4.1 million in unamortised financing costs related to our previous multi-currency facility entered into in March 2001, which has been replaced with the new senior secured credit facility and bridge facility signed on 20 February 2002. Excluding this charge, net interest expense decreased by (Pounds)3.0 million, or 30.0% to (Pounds)7.0 million in First Quarter 2002 from (Pounds)10.0 million in First Quarter 2001, reflecting lower average principal outstanding and interest rates.

Tax on Profit/(Loss) on Ordinary Activities.

         Tax on profit/(loss) on ordinary activities decreased by (Pounds)0.7 million, or 53.8%, to (Pounds)0.6 million in First Quarter 2002 from (Pounds)1.3 million in First Quarter 2001. There was no material change in deferred tax balances in First Quarter 2002, as compared to movements in First Quarter 2001 when there was a net utilisation of deferred tax assets. The effective rate of current tax remained constant at approximately 14%, in both periods.

         In December 2000, the Accounting Standards Board issued Financial Reporting Standard 19 ("FRS 19"), "Deferred Tax," which replaced Statement of Standard Accounting Practice 15 "Accounting for Deferred Tax" and prescribes significant changes to the accounting disclosures for deferred tax. FRS 19 requires full provision to be made for deferred tax assets (to the extent that it is regarded as more likely than not that they will be recovered) and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. On implementation of FRS 19, all prior period results should be adjusted as though FRS 19 had been applied throughout the relevant period. Accordingly, results for the 2001 financial year have been restated, recognising a deferred tax asset of (Pounds)26.9 million at 29 September 2001, principally relating to timing differences on tax losses and warranty reserves.

Operating Profit from Discontinued Operations

         There was no net profit from discontinued operations for First Quarter 2002 compared to the First Quarter 2001, which included (Pounds)2.5 million from the building and consumer products business which was sold in June 2001.

Debt and Liquidity

         Net debt at the end of First Quarter 2002 was (Pounds)376.1 million, compared to (Pounds)365.9 million at the end of the 2001 financial year and (Pounds)439.2 million at the end of First Quarter 2001. The increase from the end of the 2001 financial year reflects foreign exchange movements, the final payment of the Bomar litigation settlement and other prior year exceptional costs, and normal seasonal working capital movements, largely offset by the net proceeds of (Pounds)20 million from the disposal of Sammic. The overall decrease from First Quarter 2001 reflects the efforts made over the last year in reducing debt. The following table summarises the movements in net debt from 29 September 2001 to 29 December 2001.

                                                                                                                  (in millions)
Net debt at 29 September 2001................................................................................    (Pounds)(365.9)
Global FSE operating cash flow...............................................................................              15.4
FRE operating cash flow......................................................................................              (8.1)
Corporate/Property operating cash flow.......................................................................              (7.7)
Interest expense.............................................................................................              (5.7)
Tax..........................................................................................................              (1.6)
Exceptional items............................................................................................             (11.2)
Disposal of businesses.......................................................................................              16.6
Foreign Exchange.............................................................................................              (7.9)
                                                                                                                 ---------------
Net debt at 29 December 2001.................................................................................    (Pounds)(376.1)
                                                                                                                 ===============

         As also announced today, we have entered into new financing arrangements, including a three for five underwritten rights issue, a committed senior credit facility of $455 million (comprised of a $370 million term loan and a $85 million revolving credit facility) and a (Pounds)150 million bridge loan facility. We intend to repay the bridge loan with the net proceeds of the rights issue and the net proceeds of a proposed issue of long term, fixed rate notes. As at 29 December 2001, all borrowings have been reclassified as short term, giving the Group net current liabilities at that date. The new financing arrangements (including the proposed long term fixed rate note issue), will provide the Group with long term financing, with the result that we expect the balance sheet will reflect a net current asset position when the new financing arrangements are completed.

Outlook

         The results for the first quarter of the financial year ending 28 September 2002 reflect the more difficult trading conditions in our key markets, partly offset by the benefits of the cost reduction actions that we have previously announced. Food equipment operating profit before exceptional items and goodwill amortisation was (Pounds)14.2 million compared to (Pounds)15.7 million for the first quarter of the previous financial year. This was in line with our expectations at the time of the preliminary announcement of the results made in November 2001.

         As we indicated in our preliminary results announcement, we expected a further significant decline in the food service equipment markets, especially in North America. Whilst sales held up relatively well in October and November, a further decline in sales became apparent in December. As previously anticipated, this decline is therefore expected to have a greater impact on our results for the second quarter of the financial year ending 28 September 2002 as compared to the first quarter.

         The duration of this difficult climate cannot be predicted, but the Board has based its plans on the assumption that it will continue at least through to the end of the current financial year. As previously announced, the Board is addressing the situation by taking action to reduce costs further, targeting further cost savings of some (Pounds)10 million for the current financial year through strategic headcount reductions, discretionary cost savings, leveraging purchasing power and ongoing manufacturing restructuring. These cost savings are in addition to the full year benefits of fixed and headcount cost savings implemented in the second half of the financial year ended 29 September 2001. The Group estimates exceptional costs of some (Pounds)6 million in the financial year ending 28 September 2002 relating to these actions.

         The Group is also pursuing market share gain opportunities to improve top line performance. The directors believe that the Group's scale, broad product range, technology, and industry relationships position the Group well to achieve this.

         The Board believes that, despite the severe decline in the Group's end markets brought about by the current adverse economic circumstances, the long term characteristics of the food service equipment industry remain attractive.

         Management results for January 2002 are slightly ahead of our expectations at the time of the Annual General Meeting, and our expectations for the full year operating profits remain unchanged from the time of our preliminary results announcement in November. Compared to the first half of the current financial year, results for the second half are expected to benefit from seasonality and management actions including cost savings, market share gain initiatives and new product development.

Dividend Policy

         In light of the downturn in the Group's end markets, and uncertain economic conditions, the Board decided that it would not be prudent to maintain recent dividend levels, and accordingly no final dividend was paid in respect of the financial year ended 29 September 2001. The Board's intention is to resume payment of dividends when it is financially prudent to do so.

         For the purposes of the new financing arrangements, substantially all of the subsidiaries and other assets previously held by the parent company have been transferred to another company within the Group. The effect of these transfers, for statutory accounting purposes, is the recognition of certain losses in the parent company. These losses do not arise on consolidation and will not have an impact on Group results. However, as a result of the losses recognised on this transfer, the Company does not currently have sufficient distributable reserves to lawfully make dividend payments.

         As and when the Board determines to resume dividend payments, the Company will seek to take the steps necessary to enable it to increase its distributable reserves so that it is able to lawfully pay dividends. Any such action is likely to require the approval of Shareholders and the High Court. In addition, the Company's ability to make future dividend payments will depend on its profit and cash flow performance and the need to comply with the terms of the new credit facilities and the proposed notes.

Group profit and loss account


                                         13 weeks to 29 December 2001                            52 weeks to 29 September 2001
                                         ----------------------------                            -----------------------------
                                          Before   Exceptional                 13 weeks to        Before   Exceptional
                                     exceptional         items                 30 December   exceptional         items
                             Notes         items      (note 4)         Total          2000         items      (note 4)         Total
                             -----         -----      --------         -----          ----         -----      --------         -----
                                    (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)   (Restated)    (Restated)    (Restated)
                                                                         (amounts in millions)
Turnover

Food Equipment...........          (Pounds)189.9            -- (Pounds)189.9 (Pounds)199.0 (Pounds)887.2            -- (Pounds)887.2
Property.................                     --            --            --            --          16.6            --          16.6
                                   -------------   ----------- ------------- ------------- -------------  ------------ -------------

Continuing operations....... 2        189.9            --         189.9         199.0         903.8              --           903.8
Discontinued operations.....             --            --            --          61.3         177.3              --           177.3
                               ------------  ------------  ------------  ------------  ------------  --------------  --------------
                                      189.9            --         189.9         260.3       1,081.1              --         1,081.1
                               ------------  ------------  ------------  ------------  ------------  --------------  --------------

Profit from operations
Food Equipment..............           14.2          (2.4)         11.8          15.7          90.7           (43.4)           47.3
Property....................             --            --            --            --           9.0              --             9.0
Corporate costs.............           (2.1)           --          (2.1)         (2.0)         (8.9)          (24.1)          (33.0)
                               ------------  ------------  ------------  ------------  ------------  --------------  --------------
Continuing operations.......           12.1          (2.4)          9.7          13.7          90.8           (67.5)           23.3
Discontinued operations.....             --            --            --           2.5           9.1              --             9.1
                               ------------  ------------  ------------  ------------  ------------  --------------  --------------
                                       12.1          (2.4)          9.7          16.2          99.9           (67.5)           32.4
Goodwill
   amortisation/impairment..           (5.0)           --          (5.0)         (5.4)        (23.0)         (100.0)         (123.0)
                               ------------  ------------  ------------  ------------  ------------  --------------  --------------
Operating profit/(loss)..... 3          7.1          (2.4)          4.7          10.8          76.9          (167.5)          (90.6)
Profit on disposal of
   businesses...............             --           2.7           2.7            --            --            23.5            23.5
Net interest payable and
   similar charges..........           (7.0)         (4.1)        (11.1)        (10.0)        (36.1)           (5.8)          (41.9)
                               ------------  ------------  ------------  ------------  ------------  --------------  --------------
Profit/(loss) on ordinary
   activities before
   taxation.................            0.1          (3.8)         (3.7)          0.8          40.8          (149.8)         (109.0)
Tax on profit/(loss) on
   ordinary activities...... 5         (0.6)           --          (0.6)         (1.3)        (13.4)            2.0           (11.4)
                               ------------  ------------  ------------  ------------  ------------  --------------  --------------
Profit/(loss) on ordinary
   activities after
   taxation.................           (0.5)         (3.8)         (4.3)         (0.5)         27.4          (147.8)         (120.4)
Equity minority interest....           (0.1)           --          (0.1)           --          (0.3)             --            (0.3)
                               ------------  ------------  ------------  ------------  ------------  --------------  --------------
Profit/(loss) for the
   period...................           (0.6)         (3.8)         (4.4)         (0.5)         27.1          (147.8)         (120.7)
Equity dividends............ 6           --            --            --            --          (4.8)             --            (4.8)
                               ------------  ------------  ------------  ------------  ------------  --------------  --------------
Retained profit/(loss)......   (Pounds)(0.6) (Pounds)(3.8) (Pounds)(4.4) (Pounds)(0.5) (Pounds)22.3  (Pounds)(147.8) (Pounds)(125.5)
                               ============  ============  ============  ============  ============  ==============  ==============




                                                                           13 weeks to       13 weeks to        52 weeks to
                                                                           29 December       30 December       29 September
                                                                     Notes             2001              2000               2001
                                                                     -----             ----              ----               ----
                                                                             (Unaudited)       (Unaudited)        (Restated)
Earnings/(loss) per share
Basic loss per share..............................................       7           (1.8)p            (0.2)p            (48.5)p
Adjusted basic earnings per share.................................       7            1.7 p             2.0 p             20.1 p
Diluted loss per share............................................       7           (1.8)p            (0.2)p            (48.4)p
Adjusted diluted earnings per share...............................       7            1.7 p             2.0 p             20.1 p


Statement of total recognised gains and losses

                                                                                    13 weeks to       13 weeks to        52 weeks to
                                                                                    29 December       30 December       29 September
                                                                         Notes             2001              2000               2001
                                                                         -----             ----              ----               ----
                                                                                 (Unaudited)       (Unaudited)        (Restated)
                                                                                               (amounts in millions)

Loss for the period...................................................            (Pounds)(4.4)    (Pounds)(0.5)   (Pounds)(120.7)
Goodwill/(negative goodwill) written back on disposals, previously
   written off........................................................                    10.4               --              (4.4)
Currency translation differences on foreign currency net investments        11            (1.1)             1.8              (1.7)
                                                                                  ------------     ------------    --------------
Total recognised gains and losses in the period.......................             (Pounds)4.9      (Pounds)1.3    (Pounds)(126.8)
                                                                                  ============     ============    ==============

Group balance sheet

                                                                                   29 December       30 December      29 September
                                                                        Notes             2001              2000              2001
                                                                        -----             ----              ----              ----
                                                                                   (Unaudited)       (Unaudited)       (Restated)
                                                                                               (amounts in millions)

Fixed assets
Intangible assets: goodwill.......................................               (Pounds)310.9     (Pounds)421.4     (Pounds)310.2
Tangible assets...................................................                       108.7             170.3             111.4
Investments.......................................................                         6.9               8.6               6.2
                                                                                 -------------     -------------     -------------
                                                                                         426.5             600.3             427.8
                                                                                 -------------     -------------     -------------
Current assets
Stocks............................................................          8            105.4             166.1             105.6
Debtors...........................................................                       184.6             192.2             200.7
Deferred tax......................................................                        27.0              31.3              26.9
Cash at bank and in hand..........................................          9             26.9              41.9              39.4
                                                                                 -------------     -------------     -------------
                                                                                         343.9             431.5             372.6
                                                                                 -------------     -------------     -------------
Creditors falling due within one year
Borrowings........................................................          9           (388.5)            (93.7)             (2.4)
Other creditors...................................................                      (189.3)           (263.3)           (225.1)
                                                                                 -------------     -------------     -------------
Net current assets/(liabilities)..................................                      (233.9)             74.5             145.1
                                                                                 -------------     -------------     -------------
Total assets less current liabilities.............................               (Pounds)192.6     (Pounds)674.8     (Pounds)572.9
                                                                                 -------------     -------------     -------------
Financed by:
Creditors falling due after more than one year
Borrowings........................................................          9     (Pounds)14.5     (Pounds)382.2     (Pounds)398.9
Provisions for liabilities and charges............................                        58.2              44.4              59.1
                                                                                 -------------     -------------     -------------
                                                                                          72.7             426.6             458.0
                                                                                 -------------     -------------     -------------
Capital and reserves
Called up share capital...........................................                       125.1             125.0             125.1
Share premium account.............................................                       239.0             238.9             239.0
Profit and loss account...........................................                      (245.1)           (116.8)           (250.0)
                                                                                 -------------     -------------     -------------
Equity shareholders' funds........................................         10            119.0             247.1             114.1
                                                                                 -------------     -------------     -------------
Equity minority interests.........................................                         0.9               1.1               0.8
                                                                                 -------------     -------------     -------------
                                                                                 (Pounds)192.6     (Pounds)674.8     (Pounds)572.9
                                                                                 =============     =============     =============

Group cash flow statement

                                                                                   13 weeks to       13 weeks to         52 weeks to
                                                                                   29 December       30 December        29 September
                                                                        Notes             2001              2000                2001
                                                                        -----             ----              ----                ----
                                                                                   (Unaudited)       (Unaudited)
                                                                                               (amounts in millions)

Net cash flow from operations before exceptional items............                 (Pounds)2.3      (Pounds)31.4      (Pounds)120.8
Net cash flow effect of exceptional items.........................                       (11.2)               --              (27.8)
                                                                                 -------------      ------------      -------------
Net cash inflow/(outflow) from operating activities...............                        (8.9)             31.4               93.0
                                                                                 -------------      ------------      -------------
Return on investments and servicing of finance
Interest paid.....................................................                        (5.7)            (10.2)             (40.9)
                                                                                 -------------      ------------      -------------
Taxation
Overseas and U.K. tax paid........................................                        (1.6)             (1.6)              (6.0)
                                                                                 -------------      ------------      -------------
Capital expenditure and financial investment
Payments to acquire tangible fixed assets.........................                        (2.8)             (2.9)             (23.7)
Receipts from sale of tangible fixed assets.......................                         0.1               0.1                7.4
                                                                                 -------------      ------------      -------------
                                                                                          (2.7)             (2.8)             (16.3)
                                                                                 -------------      ------------      -------------
Acquisitions and disposals
Purchase of subsidiary undertakings and minority interests........                          --             (24.7)             (25.8)
Disposal of subsidiary undertakings...............................          4             16.6                --               98.6
                                                                                 -------------      ------------      -------------
                                                                                          16.6             (24.7)              72.8
                                                                                 -------------      ------------      -------------
Equity dividends paid.............................................                          --                --              (28.2)
                                                                                 -------------      ------------      -------------
Cash inflow/(outflow) before financing............................                        (2.3)             (7.9)              74.4
                                                                                 -------------      ------------      -------------
Financing
Issue of shares...................................................                          --                --                0.2
Additional net borrowings.........................................                          --                --              398.3
Term loan repayment...............................................                          --                --             (385.7)
Repayment of other loans..........................................                       (10.1)             16.3              (72.8)
Capital element of finance lease payments.........................                        (0.1)             (0.1)              (0.6)
                                                                                 -------------      ------------      -------------
                                                                                         (10.2)             16.2              (60.6)
                                                                                 -------------      ------------      -------------
Increase/(decrease) in cash in the period.........................               (Pounds)(12.5)      (Pounds)8.3       (Pounds)13.8
                                                                                 =============      ============      =============





Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

                                       13 weeks to 29 December 2001                              52 weeks to 29 September 2001
                                       ----------------------------                              -----------------------------
                                    Before       Effect of                    13 weeks to        Before     Effect of
                               exceptional     Exceptional                    30 December   exceptional   exceptional
                                     items           items           Total           2000         items         items         Total
                                     -----           -----           -----           ----         -----         -----         -----
                                (Unaudited)     (Unaudited)       (Unaudited)   (Unaudited)
                                                                           (amounts in millions)

Operating profit/(loss)....... (Pounds)7.1    (Pounds)(2.4)    (Pounds)4.7   (Pounds)10.8  (Pounds)76.9(Pounds)(167.5)(Pounds)(90.6)
Depreciation..................         4.5              --             4.5            6.3          22.7            --          22.7
Amortisation of goodwill......         5.0              --             5.0            5.4          23.0         100.0         123.0
Gain on sale of tangible
   fixed assets...............          --              --              --             --          (1.7)           --          (1.7)
Provisions (net)..............        (0.3)           (1.2)           (1.5)          (1.0)         (6.0)         16.5          10.5
(Increase)/decrease in stock..        (1.2)             --            (1.2)          (8.4)         12.1           0.5          12.6

Decrease in debtors.........           16.9             --            16.9           33.3          10.7           --          10.7
(Decrease)/increase in
   creditors................          (29.7)          (7.6)          (37.3)         (15.0)        (16.9)         22.7          5.8
                                -----------  -------------    ------------   ------------ ------------- ------------- ------------
Net cash inflow/(outflow)
   from operating activities    (Pounds)2.3  (Pounds)(11.2)   (Pounds)(8.9)  (Pounds)31.4 (Pounds)120.8 (Pounds)(27.8)(Pounds)93.0
                                ===========  =============    ============   ============ ============= ============= ============





Notes to the quarterly financial statements

1        Basis of Preparation

         The accompanying condensed financial statements ("quarterly financial statements") have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). The quarterly financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Group's management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.K. GAAP have been condensed or omitted. The results of operations for the 13 weeks ended 29 December 2001 may not necessarily be indicative of the operating results that may be incurred for the entire fiscal year.

         The quarterly financial information has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 29 September 2001, with the exception that the results reflect the adoption of FRS 19 "Deferred Tax" and the 29 September 2001 comparative figures have been restated accordingly.

         U.K. GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The application of the latter would have affected the determination of profit/(loss) for each of the periods presented herein to the extent summarised in Note 14 to the quarterly financial statements.

         These quarterly financial statements should be read in conjunction with the consolidated balance sheets of Enodis plc and its subsidiaries as of 29 September 2001 and 30 September 2000, and the related consolidated statements of profit and loss account, cash flows, recognised gains and losses and movement in equity shareholders' funds for each of the three years in the period ended 29 September 2001, all expressed in British pounds, as filed with the U.S. Securities and Exchange Commission on Form 20-F.

2        Turnover

                                                                                   13 weeks to       13 weeks to        52 weeks to
                                                                                   29 December       30 December       29 September
                                                                                          2001              2000               2001
                                                                                          ----              ----               ----
                                                                                   (Unaudited)       (Unaudited)
                                                                                               (amounts in millions)

Food Service Equipment--North America........................................    (Pounds)106.3     (Pounds)110.6      (Pounds)498.7
Food Service Equipment--Europe and Rest of the World.........................             36.9              40.7              185.4
Food Retail Equipment.......................................................              46.7              47.7              203.1
                                                                                 -------------     -------------    ---------------
Food Equipment..............................................................             189.9             199.0              887.2
Property....................................................................                --                --               16.6
                                                                                 -------------     -------------    ---------------
Continuing operations.......................................................             189.9             199.0              903.8
Discontinued operations.....................................................                --              61.3              177.3
                                                                                 -------------     -------------    ---------------
                                                                                 (Pounds)189.9     (Pounds)260.3    (Pounds)1,081.1
                                                                                 =============     =============    ===============

         In the 13 weeks to 29 December 2001, group turnover has benefited from favourable exchange rates by approximately (pound)1.5 million compared to the 13 weeks to 30 December 2000.

         Turnover from discontinued operations represents the building and consumer products business sold in June 2001.

3         Operating profit/(loss)



                                      13 weeks to 29 December 2001                              52 weeks to 29 September 2001
                                      ----------------------------                              -----------------------------
                                      Before                                 13 weeks to         Before
                                 exceptional    Exceptional                  30 December    exceptional   Exceptional
                                       items          items          Total          2000          items         items         Total
                                       -----          -----          -----          ----          -----         -----         -----
                                 (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)
                                                                   (amounts in millions)

Food Service Equipment--North
   America..................     (Pounds)9.8     (Pounds)--   (Pounds)9.8  (Pounds)10.1  (Pounds)62.6  (Pounds)(25.6)  (Pounds)37.0
Food Service Equipment--Europe
   and Rest of the World....             2.7           (1.3)          1.4           3.2          17.7           (5.2)          12.5
Food Retail Equipment.......             1.7           (1.1)          0.6           2.4          10.4          (12.6)          (2.2)
                                 -----------   ------------  ------------  ------------ ------------- --------------  -------------
                                        14.2           (2.4)         11.8          15.7          90.7          (43.4)          47.3
Food Equipment goodwill
   amortisation/impairment..            (5.0)            --          (5.0)         (5.4)        (23.0)        (100.0)        (123.0)
                                 -----------   ------------  ------------  ------------ ------------- --------------  -------------
Food Equipment..............             9.2           (2.4)          6.8          10.3          67.7         (143.4)         (75.7)
Property....................              --             --            --            --           9.0             --            9.0
Corporate costs.............            (2.1)            --          (2.1)         (2.0)         (8.9)         (24.1)         (33.0)
                                 -----------   ------------  ------------  ------------ ------------- --------------  -------------
Continuing operations.......             7.1           (2.4)          4.7           8.3          67.8         (167.5)         (99.7)
Discontinued operations.....              --             --            --           2.5           9.1             --            9.1
                                 -----------   ------------  ------------  ------------ ------------- --------------  -------------
                                 (Pounds)7.1   (Pounds)(2.4)  (Pounds)4.7  (Pounds)10.8  (Pounds)76.9 (Pounds)(167.5) (Pounds)(90.6)
                                 ===========   ============  ============  ============ ============= ==============  =============





         In the 13 weeks to 29 December 2001, Group operating profit has benefited from favourable exchange rates by (pound)0.1 million compared to the 13 weeks to 30 December 2000.

         Operating profit from discontinued operations represents the building and consumer products business sold in June 2001.

4         Exceptional items

(a)       Operating exceptional items



                                                                                  13 weeks to       13 weeks to         52 weeks to
                                                                                  29 December       30 December        29 September
                                                                                         2001              2000                2001
                                                                                         ----              ----                ----
                                                                                  (Unaudited)       (Unaudited)
                                                                                              (amounts in millions)

Restructuring costs.........................................................      (Pounds)2.4        (Pounds)--        (Pounds)33.1
Revisions to working capital provisions and other exceptional warranty costs               --                --                13.7
Litigation costs............................................................               --                --                12.2
Costs associated with the Board's review of strategic options...............               --                --                 8.5
                                                                                  -----------        ----------        ------------

                                                                                           2.4                --              67.5
Goodwill impairment.........................................................                --                --             100.0
                                                                                   -----------        ----------     -------------
Operating exceptional items.................................................       (Pounds)2.4        (Pounds)--     (Pounds)167.5
                                                                                   ===========        ==========     =============





         Restructuring costs in the 13 weeks to 29 December 2001 principally represent costs associated with rationalising administration functions and simplifying management structures. These items principally relate to the costs of redundancy in our food retail equipment group and the European businesses within the global food service equipment group.

(b)      Disposal of businesses

         On 13 December 2001, the Group disposed of Sammic SA and its subsidiary undertakings for consideration of (Pounds)20 million realising a provisional profit on disposal of (Pounds)2.7 million after costs. The net cash proceeds of (Pounds)18.7 million have been used to repay debt.

         During the period, (Pounds)2.1 million was paid to Nobia AB, the acquirers of the building and consumer products business in respect of the value of net assets transferred.

                                                                                   13 weeks to       13 weeks to        52 weeks to
                                                                                   29 December       30 December        29 September
                                                                                          2001              2000                2001
                                                                                          ----              ----                ----
                                                                                    (Unaudited)       (Unaudited)
                                                                                                (amounts in millions)

Net cash flow from the disposal of Sammic SA................................      (Pounds)18.7        (Pounds)--       (Pounds)  --
(Payment to Nobia AB)/net cash flow from the disposal of Magnet.............              (2.1)               --               98.6
                                                                                  ------------        ----------       ------------
Net cash flow from disposals................................................      (Pounds)16.6        (Pounds)--       (Pounds)98.6
                                                                                  ============        ==========       ============


(c)       Net interest payable and similar charges

                                                                                   13 weeks to       13 weeks to        52 weeks to
                                                                                   29 December       30 December       29 September
                                                                                          2001              2000               2001
                                                                                          ----              ----               ----
                                                                                    (Unaudited)       (Unaudited)
                                                                                                (amounts in millions)
Deferred financing fees written off.........................................       (Pounds)4.1        (Pounds)--        (Pounds)5.8
                                                                                  ============        ==========       ============


5         Taxation

(a)       Analysis of charge in period

                                                                                    13 weeks to       13 weeks to       52 weeks to
                                                                                    29 December       30 December       29 September
                                                                                           2001              2000               2001
                                                                                           ----              ----               ----
                                                                                    (Unaudited)       (Unaudited)        (Restated)
                                                                                                (amounts in millions)

The tax charge comprised:
U.K. taxation at 30%........................................................          Pounds)--        (Pounds)--        (Pounds)--
Foreign taxation............................................................                0.7               0.8               8.6
                                                                                    -----------       -----------      ------------
                                                                                            0.7               0.8               8.6
Tax relief on exceptional items.............................................                 --                --              (2.0)
                                                                                    -----------       -----------      ------------
                                                                                            0.7               0.8               6.6
Deferred taxation--origination and reversal of timing differences............              (0.1)              0.5               4.8
                                                                                    -----------       -----------      ------------
                                                                                    (Pounds)0.6       (Pounds)1.3      (Pounds)11.4
                                                                                    ===========       ===========      =============






(b) The group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

(c) The adoption of FRS 19 "Deferred Tax" has required changes in the method of accounting for deferred tax assets and liabilities. As a result of these changes, the comparative periods have been restated as follows, principally in respect of tax losses and warranty reserves.


                                                                                                                  29 September
                                                                                                             2001(Restated)(amounts
                                                                                                             ----
                                                                                                                  in millions)
Deferred tax provision as previously reported..............................................................              (Pounds)--
Adjustment to recognise deferred tax in respect of timing differences......................................                    26.9
                                                                                                                       -------------
Deferred tax asset as restated.............................................................................            (Pounds)26.9
                                                                                                                       =============


(d)      Analysis of deferred tax asset


                                                                                    29 December       30 December       29 September
                                                                                           2001              2000               2001
                                                                                           ----              ----               ----
                                                                                  (Unaudited)       (Unaudited)       (Restated)
                                                                                              (amounts in millions)

U.S. Revenue Losses.........................................................       (Pounds)13.0      (Pounds)14.4      (Pounds)12.7
Warranties..................................................................                8.2               8.2               8.2
Pension and SERP related reserves...........................................                4.1               3.2               4.0
Accrued compensation related items..........................................                3.2               0.3               3.2
                                                                                            6.6              14.8               6.8
                                                                                   ------------      ------------      -------------
Other short term timing differences.........................................               35.1              40.9              34.9
Accelerated capital allowances..............................................               (8.1)             (9.6)             (8.0)
                                                                                   ------------      ------------      -------------
                                                                                   (Pounds)27.0      (Pounds)31.3      (Pounds)26.9
                                                                                   ============      ============      =============



         A deferred tax asset has only been recognised in respect of those losses where there is sufficient certainty that they will be utilised within the immediate future.

6        Equity dividends

                                                                     13 weeks to                13 weeks to           52 weeks to
                                                                     29 December                30 December          29 September
                                                                            2001                       2000                  2001
                                                                            ----                       ----                  ----
                                                                     (Unaudited)         (Unaudited)
                                                                                      (amounts in millions)
Interim and final dividend ........................................   (Pounds)--                 (Pounds)--           (Pounds)4.8
                                                                      ==========                 ==========           ===========
Interim and final dividend (net per ordinary share) ...............           --p                        --p                  2.0p
                                                                      ==========                 ==========           ===========

7    Earnings/(loss) per share

                                                                     13 weeks to                13 weeks to           52 weeks to
                                                                     29 December                30 December          29 September
                                                                            2001                       2000                  2001
                                                                            ----                       ----                  ----
                                                                     (Unaudited)          (Unaudited)                  (Restated)
                                                                                      (amounts in millions)
Basic and diluted loss attributable to shareholders ............... (Pounds)(4.4)              (Pounds)(0.5)       (Pounds)(120.7)
                                                                     ===========                ===========         =============
Basic weighted average number of shares ...........................        249.0                      248.8                 248.9
Employee share options ............................................           --                        0.5                   0.1
Share save ........................................................           --                        0.4                   0.2
                                                                      ----------                 ----------           ===========
Diluted weighted average number of shares .........................        249.0                      249.7                 249.2
                                                                      ==========                 ==========           ===========
Basic loss per share ..............................................         (1.8)p                     (0.2)p               (48.5)p
Effect per share of exceptional items .............................          1.5p                        --p                 19.2p
Effect per share of goodwill amortisation and impairment ..........          2.0p                       2.2p                 49.4p
                                                                      ----------                 ----------           -----------
Adjusted basic earnings per share .................................          1.7p                       2.0p                 20.1p
                                                                      ----------                 ----------           -----------
Diluted loss per share ............................................         (1.8)p                     (0.2)p               (48.4)p
Effect per share of exceptional items .............................          1.5p                        --p                 19.2p
Effect per share of goodwill amortisation and impairment ..........          2.0p                       2.2p                 49.3p
                                                                      ----------                 ----------           -----------
Adjusted diluted earnings per share ...............................          1.7p                       2.0p                 20.1p
                                                                      ==========                 ==========           ===========

8    Stocks

                                                                     29 December                30 December          29 September
                                                                            2001                       2000                  2001
                                                                            ----                       ----                  ----
                                                                     (Unaudited)         (Unaudited)
                                                                                      (amounts in millions)
Raw materials and consumables ..................................... (Pounds)40.6               (Pounds)54.5          (Pounds)42.2
Work in progress ..................................................         14.6                       16.9                  15.7
Finished goods ....................................................         37.7                       83.8                  36.4
                                                                      ----------                 ----------           -----------

                                                                           92.9            155.2            94.3
Property.....................................................              12.5             10.9            11.3
                                                                  -------------    -------------   -------------
                                                                  (Pounds)105.4    (Pounds)166.1   (Pounds)105.6
                                                                  =============    =============   =============

9        Borrowings

(a) On 20 February 2002, the Group announced new financing arrangements including a proposed three for five underwritten rights issue, to refinance the existing revolving multi-currency loan facility that commenced on 12 March 2001. The new five year committed facility consists of a $370 million term loan and $85 million revolving credit facility, along with a bridge loan facility of (Pounds)150 million to be repaid from the proceeds of the proposed rights issue and an offering of long term, fixed rate notes in the institutional market. All debt drawings under the existing multi-currency facility have been classified as falling due in less than one year.

(b)      Reconciliation of net debt to Balance Sheet

                                                                     29 December     30 December     29 September
                                                                            2001            2000             2001
                                                                            ----            ----             ----
                                                                  (Unaudited)      (Unaudited)
                                                                                (amounts in millions)
Cash at bank.................................................      (Pounds)26.9     (Pounds)41.9    (Pounds)39.4
Current borrowing............................................            (388.5)           (93.7)           (2.4)
Exclude current portion of deferred financing costs..........                --             (1.3)           (1.1)
                                                                   -------------    -------------   -------------
Current net cash/(borrowings)................................            (361.6)           (53.1)           35.9
                                                                   -------------    -------------   -------------
Long term lease obligations..................................              (0.3)            (0.3)           (1.2)
Long term debt...............................................             (14.2)          (381.9)         (397.7)
Exclude long term portion of deferred finance................                --             (3.9)           (2.9)
                                                                  -------------    -------------   -------------
Net debt at end of period....................................    (Pounds)(376.1)  (Pounds)(439.2) (Pounds)(365.9)
                                                                  =============    =============   =============

10       Equity shareholders' funds

(a) Following the implementation of FRS 19 (note 5), equity shareholders' funds at 29 September 2001 have been restated as follows:

                                                                                               29 September
                                                                                                     2001
                                                                                                     ----
                                                                                                   (Restated)
                                                                                            (amounts in millions)
Equity shareholders' funds as previously reported.........................................          (Pounds)87.2
Cumulative effect on profit and loss account reserve of implementing FRS 19...............                  26.9
                                                                                                   -------------
Equity shareholders' funds as restated....................................................         (Pounds)114.1
                                                                                                   =============

(b)      Movements on reserves during the period were as follows:

                                                                     Share          Share
                                                                    capital        premium     Profit and loss      Total
                                                                    -------        -------     ---------------      -----
                                                                                   (amounts in millions)
At 29 September 2001 (Restated).............................  (Pounds)125.1    (Pounds)239.0   (Pounds)(250.0)  (Pounds)114.1
Loss for the period.........................................             --               --             (4.4)           (4.4)
Goodwill written back on disposals previously written off...             --               --             10.4            10.4
Currency realignment........................................             --               --             (1.1)           (1.1)
                                                              -------------    -------------   ---------------  --------------
At 29 December 2001.........................................  (Pounds)125.1    (Pounds)239.0   (Pounds)(245.1)  (Pounds)119.0
                                                              =============    =============   ===============  ==============

11        Foreign currency translation

         The results of subsidiary companies reporting in currencies other than the pound sterling have been translated at the average rate prevailing for each month for the 13 weeks to 29 December 2001, the weighted average exchange rate for sales and profit being (Pounds)1 = $1.45. Results to 30 December 2000 were translated at the rate of (Pounds)1 = $1.46 and full year results to 29 September 2001 at (Pounds)1 = $1.44. The closing rate for the U.S. dollar at 29 December 2001 was (Pounds)1 = $1.45, at 30 December 2000 was (Pounds)1 = $1.49 and at 29 September 2001 was (Pounds)1 = $1.47.

12        Results for 2001

         The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 29 September 2001 have been extracted from the 2001 annual report but do not comprise statutory accounts for that period. The audited financial statements have been delivered to the Registrar of Companies. The Auditors gave an unqualified report on those accounts and their report did not contain any statement under section 237(2) or (3) of the Companies Act 1985. The figures for the 52 weeks to 29 September 2001 have been restated to reflect the adoption of FRS 19 "Deferred tax". The figures for the 13 week periods to 29 December 2001 and 30 December 2000 have been extracted from underlying accounting records and have not been audited.

13        Events occurring after the end of the financial period

         We have entered into new financing arrangements, and have announced a three for five underwritten rights issue and a proposed offering of (Pounds)100 million of long term fixed rate notes. The new financing arrangements include a bridge facility of (Pounds)150 million, and a committed facility of $455 million (comprised of a $370 million term loan and a $85 million revolving credit facility). As a result of the new financing arrangements, we have written off the deferred financing costs of (Pounds)4.1 million (note 4) relating to the previous multi-currency loan facility. The net proceeds of the rights issue and the issue of long term notes will be used to repay the bridge facility. The long term fixed rate notes will be offered to institutional investors and it is a requirement of this market that we present quarterly financial statements along with a review of operating results consistent with those traditionally seen in the United States. We intend to continue this practice for future quarters.

14        U.S. GAAP reconciliation

                                                                                    29 December       30 December       29 September
                                                                                           2001              2000               2001
                                                                                           ----              ----               ----
                                                                                 (Unaudited)       (Unaudited)        (Restated)
                                                                                               (amounts in millions)
Net Loss
Net loss in accordance with U.K. GAAP.......................................       (Pounds)(4.4)      (Pounds)(0.5)  (Pounds)(120.7)
Items (increasing)/decreasing operating loss under U.K. GAAP
--Goodwill amortisation......................................................              (3.8)              (4.2)           (16.6)
--Goodwill impairment........................................................                --                                 9.8
--Pension cost...............................................................               0.3                1.5              5.9
--Sale/leaseback transactions................................................                --                0.1             (1.3)
--Restructuring and other accruals...........................................              (0.9)                --              0.9

--Derivatives................................................................             (1.8)             (0.7)              (0.6)
Items increasing/(decreasing) other non-operating profit under U.K. GAAP
--Deferred taxation..........................................................             (1.3)             (0.6)               8.1
--Gain on sale of businesses.................................................              2.4                --                0.8
                                                                                  -------------     -------------    ---------------
Net loss in accordance with U.S. GAAP.......................................      (Pounds)(9.5)     (Pounds)(4.4)    (Pounds)(113.7)
                                                                                  =============     =============    ===============


         Under U.K. GAAP, approximately (Pounds)385 million of borrowings have been classified as falling due within one year at 29 December 2001 as such borrowings were repayable within 12 months from 29 December 2001. Under U.S. GAAP, (pound)385 million would be classified as long term as such borrowings have been refinanced on a long term basis subsequent to 29 December 2001, but prior to issuing these financial statements. "

               PART V: UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

Unaudited Pro Forma Statement of Net Assets of the Group

         The unaudited pro forma statement of net assets of the Group set out below has been prepared to illustrate the effect of the Rights Issue and the New Credit Facilities on the net assets of Enodis as if it had occurred on 29 December 2001. For a description of the use of the proceeds of the Rights Issue, see Part I.

         The pro forma statement is for illustrative purposes only and, because of its nature, may not give a true picture of the financial position or results of the Group following completion of the Rights Issue and the agreement of the New Credit Facilities. The pro forma statement has been prepared on the basis set out in the notes below:

                                                                         Enodis     Adjustment                          Pro Forma
                                                               29 December 2001       (notes 2      Adjustment             Enodis
                                                                                                    ----------
                                                                       (note 1)         and 5)        (note 3)   29 December 2001
                                                                       --------         ------        --------   ----------------
                                                                                  (amounts in millions)
Fixed Assets
Intangible assets: Goodwill.................................              310.9             --              --              310.9
Tangible assets.............................................              108.7             --              --              108.7
Investments.................................................                6.9             --              --                6.9
                                                                        --------        --------         --------         --------
                                                                          426.5             --              --              426.5
                                                                        --------        --------         --------         --------
Current Assets
Stocks......................................................              105.4             --              --              105.4
Debtors.....................................................              184.6             --              --              184.6
Deferred tax asset..........................................               27.0             --              --               27.0
Cash at Bank and in hand....................................               26.9             --              --               26.9
                                                                       --------        --------         --------         --------
                                                                          343.9             --              --              343.9
                                                                       --------        --------         --------         --------
Creditors Falling Due Within One Year
Borrowings..................................................             (388.5)         316.0            71.5               (1.0)
Other creditors.............................................             (189.3)            --              --             (189.3)
                                                                       --------        --------         --------         --------
                                                                         (577.8)         316.0            71.5             (190.3)
                                                                       --------        --------         --------         --------

Net Current Assets/(Liabilities)............................             (233.9)         316.0            71.5              153.6
                                                                        --------       --------         --------         --------
Total assets less current liabilities.......................              192.6          316.0            71.5              580.1
                                                                        --------       --------         --------         --------
Creditors Falling Due After More than One Year
Borrowings..................................................              (14.5)        (318.5)             --             (333.0)
Provisions for Liabilities and Charges......................              (58.2)            --              --              (58.2)
                                                                        --------        --------         --------         --------
                                                                          (72.7)        (318.5)             --             (391.2)
                                                                        --------        --------         --------         --------
Net assets..................................................              119.9           (2.5)           71.5              188.9
                                                                       ========        =========        =========         ========

Note 1 The net assets of Enodis have been extracted without material adjustment from the balance sheet as set out in the unaudited financial statements for Enodis for the 13 week period ended 29 December 2001.

Note 2 For the purposes of the pro forma, proceeds from the New Credit Facilities will be used to replace the outstanding amounts due under the previous facilities as at 29 December 2001 of (Pounds)385.1 million. The costs relating to the New Credit Facilities, including the termination of the previous facilities (Pounds)2.5 million), are estimated to be approximately (Pounds)10 .5 million. The cost of terminating the previous facilities is written off upon termination of these facilities and the balance of the costs relating to the New Credit Facilities will be capitalised and amortised over the life of the related debt.

Note 3 The proceeds of the proposed rights issue of(PoundS)75.1 million, less estimated expenses of(Pounds)3.6 million ,will be used to repay part of Enodis New Credit Facilities.

Note 4 Save as described above, no adjustments have been made to reflect the trading or other transactions of the Group subsequent to 29 December 2001.

Note 5 The New Credit Facilities consist of the senior secured facility of $455 million (approximately (Pounds)320 million) and the bridge loan facility of (Pounds)150 million. The senior secured facility consists of a $370 million term loan and a $85 million revolving credit facility, translated at an estimated exchange rate of (Pounds)1:$1.4218, as of 19 February 2002.

The following text is the report on Pro Forma Net Asset Statement by Deloitte & Touche




Deloitte & Touche
Hill House
1 Little New Street
London EC4A 3TR

         The Directors
Enodis plc
40-41 Conduit Street
London W1S 2YQ

         Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

                                                                21 February 2002
         Dear Sirs

Enodis plc

         We report on the unaudited pro forma statement of net assets ("the pro forma financial information") set out in Part V of the prospectus dated 21 February 2002 ("the Prospectus") issued by Enodis plc. The pro forma financial information has been prepared for illustrative purposes only to provide information about how the proposed rights issue might have affected the financial information presented.

Responsibilities

         It is the responsibility solely of the Directors of Enodis plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the U.K. Listing Authority ("the Listing Rules").

         It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

Basis of opinion

         We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Enodis plc.

         Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it has been carried out in accordance with those standards and practices.

Opinion

         In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b)      such basis is consistent with the accounting policies of Enodis plc;
and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

     Yours faithfully

     Deloitte & Touche

                         PART VI: ADDITIONAL INFORMATION



1.   RESPONSIBILITY STATEMENT

     The directors of Enodis, whose names are set out in paragraph 3 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.   THE COMPANY

(a) The Company is incorporated in England and Wales with its registered office at Washington House, 40-41 Conduit Street, London W1S 2YQ.

(b) The Company has the following principal subsidiaries all of which are indirectly owned save for Enodis Holdings Limited, which is wholly and directly owned, and Welbilt Manufacturing (Thailand) Limited, which is directly owned:

                                                                                                         Percentage held
                                                                                           Country of         and voting
                                                                                    incorporation and          rights at
                                                                                            operation   21 February 2002
                                                                                            ---------   ----------------
Food Equipment
Aladdin Temp-Rite Canada, Inc...................................................               Canada                100
Aladdin Temp-Rite LLC...........................................................                 U.S.                100
Aladdin Temp-Rite Pty. Limited..................................................            Australia                100
Aladdin Temp-Rite Puerto Rico Inc...............................................          Puerto Rico                100
Austral Refrigeration Pty. Limited..............................................            Australia                100
Belshaw Bros, Inc...............................................................                 U.S.                100
Castel MAC S.p.A................................................................                Italy                100
Cleveland Range, Inc............................................................                 U.S.                100
Cleveland Range Limited.........................................................               Canada                100
Convotherm Elektrogerate GmbH...................................................              Germany                 91
Convotherm Limited..............................................................              England                 91
Convotherm Singapore Pte Limited................................................            Singapore                100
Cowley Refrigeration Limited....................................................          New Zealand                 60
Enodis Corporation..............................................................                 U.S.                100
Enodis Deutschland GmbH.........................................................              Germany                100
Enodis France SA................................................................               France                100
Enodis Group Limited............................................................              England                100
Enodis Holdings Limited.........................................................              England                100
Enodis Iberia SA................................................................                Spain                100
Enodis U.K. Limited.............................................................              England                100
Frimont S.p.A...................................................................                Italy                100
Frymaster L.L.C.................................................................                 U.S.                100
Garland Commercial Industries, Inc..............................................                 U.S.                100

Garland Commercial Ranges, Limited..............................................               Canada                100
Guyon Productions SA............................................................               France                100
Hartek Awagem Vertriebsges m.b.H................................................              Austria                100
Hartek Beverage Handling GmbH...................................................              Germany                100
Jackson MSC Inc.................................................................                 U.S.                100
Kysor Industrial Corporation....................................................                 U.S.                100
Kysor//Warren Australia Pty. Limited............................................            Australia                100
Lincoln Foodservice Products, Inc...............................................                 U.S.                100
Merco/Savory, Inc...............................................................                 U.S.                100
Merrychef Holdings Limited......................................................              England                100
Mile High Equipment Company.....................................................                 U.S.                100
New Ton Food Equipment Co. Limited..............................................             Thailand               97.2
Scotsman Beverage Systems Limited...............................................              England                100
Scotsman Group Inc..............................................................                 U.S.                100
Scotsman Ice Systems (Shanghai) Company Limited.................................                China                100
Technyform Production SA........................................................               France                100
Temp-Rite International GmbH....................................................              Germany                100
Temp-Rite International Holding B.V.............................................          Netherlands                100
Temp-Rite International SA......................................................               France                100
Temp-Rite Kft...................................................................              Hungary                100
The Delfield Company............................................................                 U.S.                100
Vent Master (Europe) Limited....................................................              England                100
Viscount Catering Limited.......................................................              England                100
Welbilt Manufacturing (Thailand) Limited........................................             Thailand                 50
Welbilt Walk-Ins, L.P...........................................................                 U.S.                100
Whitlenge Drink Equipment Limited...............................................              England                100
Property
Enodis Property Developments Limited............................................              England                100
Enodis Investments Limited......................................................              England                100

(c) The Company also has an indirect 15 per cent. holding in C. Czarnikow Limited, a company incorporated in England.

3.  DIRECTORS AND DIRECTORS' OTHER INTERESTS

(a) Directors

    The directors and their respective functions are:

    Peter Malcolm Brooks (Chairman (Non-executive))
    Andrew James Allner (Chief Executive Officer)
    David Swinton McCulloch (President Global Food Service Equipment Group) David Wesley Odum (President Food Retail Equipment Group)
    Robert Eugene Briggs (Non-executive)
    George Eryl Morris (Non-executive)
    Waldemar Schmidt (Non-executive)

    The business address of all of the directors is Washington House, 40-41 Conduit Street, London W1S 2YQ.

(b) Directors' other interests

    (i) The details of those companies and partnerships outside the Group of which the directors are currently or have previously been directors or partners at any time during the five years prior to the date of this document are as follows:

Director                    Current directorships                      Previous directorships and partnerships
--------                    ---------------------                      ---------------------------------------
                                                                       Deutsche Bank Group

                            Chesterton Intl PLC                        Morgan Grenfell and Co Ltd
Peter Brooks..............  Chesterton Investment Services             NCL Holding ASA
                                                                       Dalgety PLC
                                                                       Nycomed Amersham PLC
Andrew Allner.............  Moss Bros Group PLC                        PIC Intl Group PLC

                                                                       Hussman Store Equipment Ltd
David Odum................                                             Krack Corp
                                                                       Anglian Water PLC
                                                                       Blagden plc
                                                                       Courtaulds PLC
                            Airinmar Group Ltd                         Courtaulds Textiles plc
                            AWG PLC                                    Inchcape Shipping Services
                            HPI Group Ltd                                Holdings Ltd
                            IMVA Holdings Limited                      Safetynet Group Ltd
Eryl Morris...............  Mill Digital Media Ltd                     The Albert Fisher Group PLC
                                                                       Arby's Intl
Robert Briggs.............                                             Kentucky Fried Chicken

                            Alfa Laval AB
                            Energi E2 A/S
                            F Group A/S
                            Group 4 Falck A/S
                            Navision A/S
                            Ore Arkil Holding A/S
                            Superfos A/S
                            Tholstrup Cheese Holding A/S
                            Thrane & Thrane A/S
                            Viterra Energy Services AG
Waldemar Schmidt..........                                             ISS Intl Service System A/S

         (ii)     As at the date of this document no director:

                  (a) except as disclosed above, has been at any time in the five years prior to the date of this document a director or partner of any non-Group companies or partnerships; or

                  (b) has any unspent convictions in relation to indictable offences; or

                  (c) has been adjudged bankrupt or been a party to a deed of arrangement or any form of voluntary arrangement; or

                  (d) has been a director with an executive function of any company which, while he was such a director or within 12 months after his ceasing to be such a director, was put into receivership or compulsory liquidation or creditors' voluntary liquidation or company voluntary arrangement or has had an administration or an administrative or other receiver appointed or entered into any composition or arrangement with its creditors generally or any class of its creditors; or

                  (e) has been a partner in any partnership which, while he was a partner, or within 12 months after his ceasing to be a partner, was put into compulsory liquidation or had an administrator or an administrative or other receiver appointed or entered into any voluntary arrangement; or

                  (f) has had an administrative or other receiver appointed in respect of any asset belonging to him or to a partnership of which he was a partner at the time of such event or within 12 months after his ceasing to be such a partner; or

                  (g) has received any public criticism by any statutory or regulatory authorities, including designated professional bodies, or been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

(c)   Interests in shares

      The interests as at 19 February 2002 (being the latest practicable date prior to the publication of this document) of each director in the ordinary share capital of the Company (all of which are held beneficially unless otherwise stated), which:

      (i) have been notified to the Company pursuant to sections 324 or 328 of the Act; or

      (ii) are required to be entered in the register of directors' interests maintained under section 325 of the Act; or

      (iii) are interests of a connected person of a director which would, if the connected person were a director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or could with reasonable diligence be ascertained by that director, are shown below and all of which represent individually and in total less than three per cent. of the entire issued share capital of Enodis:

      Ordinary Shares and Enodis ADSs

                                                                                                       Ordinary Shares
                                                                                                        represented by
Director                                                                             Ordinary Shares       Enodis ADSs
--------                                                                             ---------------       -----------
Peter Brooks....................................................................              20,000               Nil
Andrew Allner...................................................................               4,500               Nil
David McCulloch.................................................................                 Nil             5,000
David Odum......................................................................                 Nil               Nil
Robert Briggs...................................................................                 Nil             2,000
Eryl Morris.....................................................................              20,000               Nil
Waldemar Schmidt................................................................               2,300               Nil

(d)   Employee Share Schemes

      David McCulloch and David Odum hold options to acquire Ordinary Shares under the Employee Share Schemes, each of which has been granted for nil consideration and details of which (before any adjustment as a consequence of the Rights Issue) are set out below:

                                    Ordinary Shares                      Exercise price    Date from which     Latest exercise
Name                                   under option    Date of grant            (pence)        exercisable                date
----                                   ------------    -------------            -------        -----------                ----
David McCulloch..............                40,000         01/07/97             144.00           01/07/00            01/07/07
                                             35,000         28/07/99             262.90           28/07/02            28/07/09
                                            359,560         10/09/01             101.00           10/09/04            10/09/11
David Odum...................               121,065         21/12/00             210.00           21/12/03            21/12/10
                                            326,370         10/09/01             101.00           10/09/04            10/09/11

      On 5 April 2001, the Company agreed to grant to Mr. Allner an option under the 2001 Executive Share Option Scheme, with a value of (Pounds)490,000, based on an exercise price of (Pounds)1.81 per Ordinary Share. If the price of Ordinary Shares increases above (Pounds)1.81 before the date of grant, options will be granted at that higher price. In these circumstances Mr. Allner is entitled upon exercise to a cash payment equal to the difference between the actual exercise price and (Pounds)1.81 per Ordinary Share. If there is a change of control of Enodis prior to the date of grant, Mr. Allner will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the option at an exercise price of (Pounds)1.81 per Ordinary Share and sold the shares at the purchase price paid by the acquiror.

         On 21 December 2001, the Company agreed to grant to Mr. Allner an option under the 2001 Executive Share Option Scheme over 380,435 Ordinary Shares based on an exercise price of (Pounds)0.92 per ordinary share. If the price of Ordinary Shares increases above (Pounds)0.92 before the date of the grant, options will be granted at that higher price. In these circumstances Mr. Allner is entitled upon exercise to a payment equal to the difference between the actual exercise price and (Pounds)0.92 per Ordinary Share. If there is a change of control of Enodis prior to the date of grant, Mr. Allner will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the option at an exercise price of (Pounds)0.92 per Ordinary Share and sold the shares at the purchase price paid by the acquiror.

         On 14 February 2002, the Company agreed to grant Mr. Allner options over 819,565 Ordinary Shares at an exercise price to be based on the market price of the Ordinary Shares on or about the date of grant.

         On 1 February 2001, the Company agreed to grant to Mr. McCulloch an option under the 2001 Executive Share Option Scheme, over 219,613 Ordinary Shares based on an exercise price of (Pounds)1.81 per Ordinary Share. If there is a change of control of Enodis prior to the date of grant, Mr. McCulloch will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the option at an exercise price of (Pounds)1.81 per Ordinary Share and sold the Ordinary Shares at the purchase price paid by the acquirer.

         On 1 February 2001, the Company agreed to grant to Mr. Odum an option under the 2001 Executive Share Option Scheme, over 141,905 Ordinary Shares, based on an exercise price of (Pounds)1.81 per Ordinary Share. If there is a change of control of Enodis prior to the date of grant, Mr. Odum will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the option at an exercise price of (Pounds)1.81 per Ordinary Share and sold the Ordinary Shares at the purchase price paid by the acquirer.

         The Company has also agreed in principle to grant to David McCulloch and David Odum options at an exercise price to be based on the market price on or about the date of grant over a number of shares whose value is equal to their respective annual salary (being $357,500 and $324,500 respectively).

         The Company intends to grant the options described in this paragraph (all of which will be adjusted as a result of the Rights Issue) in the period following Shareholder approval of the Rights Issue.

(e)      Employee Share Trust

         The U.K. resident executive directors are potential beneficiaries of the Employee Share Trust and are therefore each deemed to have an interest in 1,269,341 Ordinary Shares held by the trustees of the Employee Share Trust.

(f)      Directors' interests in transactions

         Save as disclosed in paragraph 3(d) above, no director has or has had any interest in any transaction which is or was of an unusual nature, contains or contained unusual terms or which is or was significant to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed.

(g)      Directors' service agreements and remuneration--executive directors

         (i)      Andrew Allner

                  The Company has an employment agreement with Andrew Allner dated 14 February 2002. Mr. Allner is entitled to a base salary at the rate of (Pounds)350,000 per annum and benefits, including participation in the discretionary bonus scheme, the senior executive benefit plans and the share option plans, life insurance coverage which provides for a death benefit of four times Mr. Allner's salary and family medical and disability insurance, a car allowance in lieu of the use of a Company car and 26 weeks of salary in the event of disability as well as retention on the payroll for the purpose of receiving any prolonged disability benefits which may be payable and for the purposes of the pension plans.

                  Mr. Allner also receives 27 per cent. of base salary ("Additional Salary") in lieu of membership in the Defined Benefit Pension Plan and in lieu of a contribution to the Defined Contribution Pension Plan.

                  The Company may terminate Mr. Allner's employment on 12 months' notice. If the termination is without cause or within 12 months after a change of control, Mr. Allner is entitled to a payment equal to (a) 95 per cent. of his annual base salary,
                  (b) 95 per cent. of his Additional Salary, (c) 95 per cent. of annual on target bonus (only if termination occurs before 31 May 2003 or on change of control) in addition to any pro rated bonus entitlement up to the date of termination of employment,
                  (d) one year's car allowance, (e) continuation of medical and life assurance for one year, and (f) outplacement counselling. Mr. Allner may terminate his employment upon three months' notice. The agreement also provides for one year post-employment restrictive covenants.

         (ii)     David McCulloch

                  Enodis Corporation has an employment agreement with David McCulloch dated as of 1 October 2001. Mr. McCulloch is entitled to a base salary at the rate of $357,500 per annum. In addition, Mr. McCulloch participates in the discretionary bonus scheme, the share option plans and bonus plans generally provided to other senior executives. If Enodis Corporation terminates Mr. McCulloch's employment for cause, Mr. McCulloch is entitled only to earned but unpaid salary, benefits and unreimbursed expenses. If the termination is without cause and takes place on or before 31 March 2003, Mr. McCulloch is entitled to instalment payments equal to 24 months' base salary at the rate in effect on the date of his termination, as well as unreimbursed expenses and other benefits to the date of termination. In the event of a termination without cause after 31 March 2003, Mr. McCulloch will be entitled to 12 months' base salary. In the event of a termination without cause or for good reason within one year following a change of control, Mr. McCulloch will be entitled to a payment equal to his base salary for 24 months from the date of termination and his full target bonus for such year, pro-rata to the date of termination, plus a lump sum payment equal to 24 months' full target bonus. If Mr. McCulloch terminates the agreement for good reason, other than a change of control he is entitled to instalment payments equal to 24 months' base salary at the rate in effect on the date of his termination, as well as unreimbursed expenses and other benefits to the date of termination. The agreement also provides for one year post-employment restrictive covenants.

         (iii)    David Odum

                  Enodis Corporation has an employment agreement with David Odum dated as of 1 October 2001. Mr. Odum is entitled to a base salary at the rate of $324,500 per annum. In addition, Mr. Odum participates in the discretionary bonus scheme, the share option plans and bonus plans generally provided to other senior executives. If Enodis Corporation terminates Mr. Odum's employment for cause, Mr. Odum is entitled only to earned but unpaid salary, benefits and any unreimbursed expenses. If the termination is without cause and takes place on or before 31 March 2003, Mr. Odum is entitled to instalment payments equal to 12 months' base salary at the rate in effect on the date of his termination, and to an additional lump sum payment equal to 12 months' base salary as well as unreimbursed expenses and other benefits to the date of termination. In the event of a termination without cause after 31 March 2003, Mr. Odum will be entitled to 12 months' base salary. In the event of a termination without cause or for good reason within one year following a change of control, Mr. Odum will be entitled to a payment equal to his base salary for 24 months from the date of termination and his full target bonus for such year, pro-rata to the date of termination, plus a lump sum payment equal to 24 months' full target bonus. If Mr. Odum terminates the agreement for good reason other than a change of control, he is entitled to instalment payments equal to 24 months' base salary at the rate in effect on the date of his termination, as well as unreimbursed expenses and other benefits to the date of termination. The agreement also provides for one year post-employment restrictive covenants.

         (iv) The remuneration paid and benefits in kind granted to those who were directors in the 2001 financial year by any member of the Group during the 2001 financial year were as follows:

Name                                                                 Salary        Fees    Bonuses/(1)/    Benefits/(2)/     Total
----                                                                 ------        ----    -----------     ------------      -----
                                                                                             (Pounds)
Andrew J. Allner.........................................        293,686/(3)/        --       250,000           21,496     565,182

Robert Briggs............................................        --      27,500            --             --          27,500
Peter M. Brooks..........................................        --     161,461            --             --         161,461
Penny L. Hughes/(4)/.....................................        --      10,833            --             --          10,833
G. Eryl Morris...........................................        --      32,500            --             --          32,500
Andrew F. Roake/(5)/.....................................   364,382          --            --          8,333         372,715
Waldemar Schmidt.........................................        --      31,250            --             --          31,250
David W. Williams/(6)/...................................   162,500          --            --         55,162/(6)/    217,662/(6)/
                                                            -------     -------       -------         -----------  --------------
Total....................................................   820,568     263,544       250,000         84,991       1,419,103
                                                            =======     =======       =======         ===========  ==============


-----------

               (1) Bonuses are paid based on budgeted financial targets or as approved by the Remuneration Committee. Bonuses are not included in pensionable salary.

               (2) Benefits are not included in pensionable salary. No benefit has been included in the table for options granted and other compensation under the various executive and employee plans.

               (3) Mr. Allner's salary amount includes(Pounds)62,437 in lieu of Company contribution to Company pension arrangements.

               (4)  Ms. Hughes resigned from the Board on 17 January 2001.

               (5) Mr. Roake resigned from the Board and left the Company's employ as of 31 December 2001. He will receive $535,000 (plus benefits) in 26 instalments in 2002. Payments would accelerate if there is a change of control.

               (6) Mr. Williams resigned from the Board on 23 March 2001 and left the Company's employ on 31 March 2001. Benefits include a relocation bonus. He also received (Pounds)327,302 (plus one year's benefits) in severance payments.

(h)       Directors' letters of appointment--non-executive directors



          The Company has entered into letters of appointment with each of the non-executive directors. Peter Brooks was appointed pursuant to a letter of appointment dated 21 May 1998, and he ordinarily receives a fee of (Pounds)100,000 per annum. However, by a letter effective as of 21 March 2001, Mr Brooks agreed to increase the time he devoted to the Company's affairs until such time as a new Chief Executive Officer was appointed and, as such, his salary was increased to (Pounds)210,000 per annum. His fee has reverted with effect from 1 December 2001 to (Pounds)100,000 per annum. Eryl Morris and Waldemar Schmidt each receive a fee of (Pounds)32,500 per annum pursuant to letters of appointment dated 13 July 1998 and 27 January 2000 respectively (as amended). Robert Briggs receives a fee of (Pounds)27,500 pursuant to a letter of appointment dated 21 July 2000. Each of the non-executive directors has been appointed for a proposed initial period of five years. However, this is not a fixed term and none of them is entitled to any compensation for early termination. Each of the non-executive directors is entitled to claim expenses but receives no other benefits.

(i)       Loans to directors



          There are no outstanding loans by any member of the Group to any directors nor have any guarantees been provided by any member of the Group for the benefit of any of the directors.

4.        SHARE CAPITAL



          (a) As at 19 February 2002 (being the latest practicable date prior to the publication of this document) the authorised and issued share capital of the Company is:

                                                                   (Pounds)           Number          (Pounds)           Number
                                                                   --------           ------          --------           ------
                                                                  Authorised                          Issued and fully paid
Ordinary shares of 50p each.................................   172,100,000       344,200,000      125,145,496       250,290,992

              As at 19 February 2002, outstanding options had been granted under the Employee Share Schemes over 7,058,472 Ordinary Shares.

          (b) Following the Rights Issue, the authorised and issued share capital of the Company (assuming no options granted under the Employee Share Schemes are exercised) will be:

                                                                   (Pounds)           Number          (Pounds)            Number
                                                                   --------           ------          --------           ------
                                                                  Authorised                          Issued and fully paid
Ordinary shares of 50p each.................................   300,000,000       600,000,000      200,232,793       400,465,587

          (c) Subject to the passing of the Resolutions set out in the notice of EGM on page 166 of this document:

              (i) the authorised share capital of the Company will be increased from (Pounds)172,100,000 divided into 344,200,000 ordinary shares of 50 pence each to (Pounds)300,000,000 divided into 600,000,000 Ordinary Shares of 50 pence each by the creation of 255,800,000 Ordinary Shares of 50 pence each (an increase of 74 per cent.) in order to give the Company the additional share capital required to allot the New Ordinary Shares;

              (ii) the directors will be authorised to allot relevant securities in the capital of the Company (within the meaning of section 80(2) of the Act) up to an aggregate nominal value of(Pounds)141,164,119 (which represents 113 per cent. of the Existing Ordinary Shares). This figure includes the authority necessary for the allotments in connection with the Rights Issue and the directors intend to exercise the authority to allot the New Ordinary Shares. Following the Rights Issue, (assuming no options are exercised) the Board will have authority to allot the remaining(Pounds)66,076,821.50 (representing 33 per cent. of the Enlarged Issued Ordinary Share Capital). Furthermore, additional securities may be allotted pursuant to the Employee Share Schemes without them counting towards the limit of the nominal value of(Pounds)141,164,119. Such an authority enables the Board to take advantage without delay of any opportunity that occurs to issue shares either for cash or as consideration for an acquisition. The authority will be exercised only if the directors believe that to do so would be in the best interests of the Shareholders generally. The authorisation will expire five years from the date the resolution is passed; and

              (iii) the statutory pre-emption rights afforded under section
                    89(1) of the Act will be disapplied in relation to the authority detailed in 4(c)(ii) above provided that allotments of equity securities are offered to Shareholders (whether by way of rights issue, open offer or otherwise) pro rata to their existing holdings of Ordinary Shares except where the directors deem it necessary or expedient to exclude certain Shareholders to deal with fractional entitlements and legal or practical problems in overseas jurisdictions. Pre-emption rights will also be disapplied in respect of issues of equity securities for cash up to an aggregate nominal amount of(Pounds)10,011,639.50. Together therefore, pre-emption rights will be disapplied up to an aggregate nominal amount of(Pounds)85,098,937, representing 68 per cent. of the Existing Ordinary Shares. Following the Rights Issue, the remaining disapplication will represent 5 per cent. of the Enlarged Issued Ordinary Share Capital. The disapplication is deemed necessary by the directors in relation to the Rights Issue in order to allow for the exclusion of the offer from jurisdictions where otherwise it would or may contravene legal or regulatory requirements of such jurisdictions and to deal with entitlements to fractions. The disapplication will replace the Company's existing disapplication which only applies to the Existing Ordinary Shares and will provide the Company with the maximum permitted authority to allot shares for cash without regard to pre-emption rights in respect of the Enlarged Issued Ordinary Share Capital. Such a disapplication will also enable the Board to take advantage without delay of an opportunity that occurs to issue shares for cash up to 5 per cent. of the Enlarged Issued Ordinary Share Capital without being required to make a pre-emptive offer to Shareholders. The authorisation will expire on the earlier of the conclusion of the Company's Annual General Meeting to be held in 2003 and the date 15 months after the passing of the resolution.

          (d) The provisions of section 89(1) of the Act (to the extent not disapplied pursuant to section 95 of the Act) confer on

               Shareholders certain rights of pre-emption in respect of the allotment of equity securities (as defined in section 94(2) of the Act) which are, or are to be, paid up in cash and will apply to the increased authorised but unissued share capital of the Company.

          (e) Other than pursuant to the Rights Issue, none of the New Ordinary Shares have been marketed or are available in whole or in part to the public. The Existing Ordinary Shares are listed only on the Official List and admitted to trading only on the London Stock Exchange and no application has been or is being made for the admission of the New Ordinary Shares to listing or trading on any other stock exchange or securities market. The Company also has an ADR programme, under which Enodis ADRs are listed on the New York Stock Exchange.

          (f) All of the Existing Ordinary Shares are and all of the New Ordinary Shares will be in registered form following the latest date for registration and renunciation. The New Ordinary Shares will be capable of being held in certificated and uncertificated form.

          (g) The New Ordinary Shares are to be issued at their nominal value of 50p per Ordinary Share and without any premium on issue.

5.        ENODIS' MEMORANDUM AND ARTICLES OF ASSOCIATION



          The memorandum of association of the Company grants wide powers under its objects clause allowing it to carry on, inter alia, any trade or business whatsoever which may seem, in the opinion of the Board, to be capable of being conveniently or advantageously carried out by the Company. The objects of the Company are set out in full in clause 4 of the Company's memorandum of association which is available for inspection at the addresses specified in paragraph 14, below.

          The following is a summary of the provisions of the Articles of Association of the Company as amended by Shareholders on 16 January 2002 including the rights attaching to the Ordinary Shares:

          (a)  Share Capital

               (i)  Power to attach rights

                    Subject to the Act and all statutes and subordinate legislation for the time being in force concerning companies so far as they apply to the Company (the "Acts") and to the rights attached to existing shares, new shares may be allotted or issued with or have attached to them such special rights or restrictions as the Company may by ordinary resolution decide.

               (ii) Redeemable shares

                    Subject to the Acts and to the rights attached to existing shares, shares may be issued on terms that they are to be redeemed or, at the option of the Company or the holder, are liable to be redeemed.

              (iii) Variation of rights

                    Subject to the Acts, the rights attached to a class of shares may be varied, altered or abrogated (whether or not the Company is being wound up) with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the issued shares of that class validly held in accordance with Article 12 of the Articles of Association.

              (iv)  Alteration of capital

                    The Company may, by ordinary resolution, consolidate and divide its share capital and at such time may cancel any shares which have not be taken or agreed to be taken by any person. It may sub-divide all or any of its share capital into shares of a smaller amount than is fixed by its Memorandum of Association, but so that the proportion of the amount not paid up (if any) to the amount paid up remains the same as it was prior to the consolidation or division. The Company may attach any restrictions or rights of preference to sub-divided or consolidated shares as it would have power to attach to new shares.

                    Where, as a result of any consolidation, members become entitled to fractions of a share the directors may aggregate and sell such fractions for the best reasonably obtainable price and distribute the proceeds in due proportion to the members who would have been entitled to such fractions.

                    Subject to the Acts, the Company may purchase shares of any class (including redeemable shares) in its own capital and by special resolution reduce its capital.

              (v)   Uncertificated shares

                    Uncertificated shares of a class are not to be regarded as forming a separate class from certificated shares of that class and a member may, in accordance with the CREST Regulations, change a share of a class which is a participating security from a certificated share to an uncertificated share and vice versa. The Company may give notice requiring a member to change uncertificated shares to certificated shares or alternatively give notice prohibiting a member from changing certificated shares to uncertificated shares.

          (b) Transfer of shares

              Certificated shares may be transferred in writing in any usual form or in another form approved by the directors, and the instrument shall be executed by or on behalf of the transferor and (except in the case of a fully paid share) by or on behalf of the transferee. The transfer must be left at the registered office of the Company or at such other place as the directors may determine for registration and must be accompanied by the share certificate of those shares to be transferred (save where the shares are registered in the name of a Stock Exchange nominee and no certificate was issued) and such other evidence (if any) as the directors may require to prove title to the shares or the right to transfer the shares. The transferor is deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of it.

              The directors may, in their absolute discretion and without giving a reason, refuse to register a transfer of a certificated share if:

              (i)    it is in respect of a share which is not fully paid up; or

              (ii) it is in respect of a share on which the Company has a lien,

              provided such refusal does not prevent dealings in the share from taking place on an open and proper basis.

              If the directors refuse to register the transfer of a share certificate they shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. Refused instruments of transfer shall be returned to the person depositing it.

              Subject to the requirements of the London Stock Exchange, the Company shall register a transfer of title to any uncertificated share or any renounceable right of allotment of a share which is a participating security held in uncertificated form in accordance with the CREST Regulations but so that the Board may refuse to register such a transfer in favour of more than four persons jointly or in any other circumstances permitted by the CREST Regulations.

               If the Board refuses to register the transfer of an uncertificated share or any such uncertificated renounceable right of allotment of a share it shall, within two months after the date on which the transfer instruction relating to such transfer was received by the Company, send notice of the refusal to the transferee.

               Subject to the Acts the registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any one year) as the directors may decide and either generally or in respect of a particular class of shares.

          (c)  Failure to disclose interest in shares

               If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 212 of the Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within the prescribed period from the date of the notice, the following sanctions shall apply unless the directors otherwise determine:

               (i) the member is not entitled in respect of the default shares to be present or to vote (either in person or by proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on a poll to exercise other rights conferred by membership in relation to the meeting or poll; and

               (ii) where the default shares represent at least 0.25 per cent.
                    of the nominal value of the issued shares of their class:

                    . a dividend or any other amount payable in respect of the default shares shall be withheld by the Company, which shall have no obligation to pay interest on it, and the members shall not be entitled to elect to receive shares instead of that dividend; and

                    . no transfer, other than an excepted transfer, as specified in the Articles of Association, of any of the default shares held by the member shall be registered unless the member is not himself in default as regards the information required and he proves to the satisfaction of the Board that no person in default of supplying such information is interested in any of the shares the subject of the transfer.

          (d)  Voting rights

               Subject to special terms as to voting on which the shares have been issued, or a suspension or abrogation of voting rights pursuant to the Articles of Association at a general meeting every member present in person has, on a show of hands, one vote and every member present in person or by proxy has, on a poll, one vote for every share of which he is the registered holder.

               Unless otherwise decided by the directors, no member is entitled in respect of a share held by him to be present or vote at a general meeting or a separate meeting of the holders of a class of shares if a call or other amount due and payable in respect of the share is unpaid.

          (e)  Dividends

               Subject to the Acts and the Articles of Association, the Company may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the directors.

               The trustee of the Employee Share Trust, Mourant & Co., has agreed to waive its right to all future dividends.

               No dividend shall be payable except out of the profits of the Company available for distribution in accordance with the provisions of the Acts.

               Subject to the Acts, the directors may, if they think fit, declare and pay such interim dividends as appear justified by the profits of the Company available for distribution.

               Except as otherwise provided by the rights attached to shares, a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for these purposes as paid up on the share.

               Dividends unclaimed for a period of 12 years after having been declared or become due for payment are forfeited and cease to remain owing by the Company.

                  Subject to the Acts, the directors may, as authorised by an ordinary resolution passed at the annual general meeting of the Company on 16 January 2001, offer those Shareholders of a particular class of shares in respect of any dividend the right to elect to receive shares by way of scrip dividend instead of cash, such authority to expire on the date of the annual general meeting to be held in 2006.

         (f)      Distribution of assets on winding up

                  On a winding up (whether voluntary or official) the liquidator may, by extraordinary resolution, divide among the members in kind any part of the assets of the Company or vest any part of the assets of the Company in trustees upon such trusts for the benefit of the members or any of them. Such resolution may provide for a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights.

                  Any surplus assets remaining after the payment of all creditors shall be divided among the members in proportion to the capital which at the commencement of the winding up is paid up on the shares held by them. If the assets are insufficient to repay the whole of the capital the assets shall be distributed so that the losses shall be borne by the members in proportion to the capital paid up.

6.       SUBSTANTIAL INTERESTS IN SHARES

         Save as disclosed below, the Company is not aware of any person who, directly or indirectly, had an interest in 3 per cent. or more of the issued share capital of the Company as at 19 February 2002 (being the latest practicable date prior to the publication of this document):

                                                                                                         Percentage of issued
Shareholder                                                                     Ordinary Shares                 share capital
-----------                                                                     ---------------                 -------------
Harris Associates L.P........................................................        29,314,000                         11.71
Putnam Investment Management LLC.............................................         7,894,200                          3.15
Du Pont Capital Management Corporation.......................................         7,663,274                          3.06

         The directors are not aware of any person who, directly or indirectly, jointly or severally exercises or could exercise control over the Company.

7.       MATERIAL CONTRACTS

         The only contracts, other than contracts entered into in the ordinary course of business, which have been entered into by any member of the Group (i) within the two years immediately preceding the date of this document which are or may be material or (ii) which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group as at the date of document are as follows:

         (a) an underwriting agreement (the "Underwriting Agreement" ) dated 20 February 2002 between (1) the Company; (2) Credit Suisse First Boston (Europe) Limited; and (3); Credit Suisse First Boston Equities Limited, wherein it has been agreed between the parties thereto, subject to the conditions set out therein, that:

                  (i) Credit Suisse First Boston (Europe) Limited be appointed by the Company as sponsor for the purpose of the application for admission of the New Ordinary Shares in nil paid form to listing on the Official List;

                  (ii) Credit Suisse First Boston (Europe) Limited be appointed by the Company as nominated representative for the purpose of the application for admission of the New Ordinary Shares in nil paid form to trading on the London Stock Exchange;

                  (iii) in consideration of its agreement to, among other things, underwrite the Rights Issue, the Company has agreed to pay to Credit Suisse First Boston Equities Limited a commission of 2.25 per cent. of the aggregate issue price of the shares allotted in the Rights Issue, and the Company has also agreed to pay Credit Suisse First

               Boston (Europe) Limited a fee of (Pounds)80,000 per month for the period from 1 October 2001 to 30 April 2002 in connection with its appointment as sponsor to and financial adviser in connection with the Rights Issue. This latter fee will be payable irrespective of whether or not the Rights Issue proceeds;

          (iv) the Company has given certain representations, warranties and unlimited indemnities to Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Equities Limited typical to a transaction of this nature;

          (v) the Company has agreed to pay all costs arising in connection with the Underwriting Agreement including all costs and out of pocket expenses incurred by Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Equities Limited on behalf of the Company in relation to the applications for listing and trading; and

          (vi) the Underwriting Agreement is conditional, among other things, on Admission becoming effective by no later than 10.00 a.m. on 19 March 2002 (or such later time and/or date as the Company, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Equities Limited may agree). The Underwriting Agreement confers on Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Equities Limited the right to terminate their obligations in certain circumstances, prior to Admission, including material breach of warranty, material inaccuracy of the Prospectus, cancellation or demand for repayment of the New Credit Facilities or if there shall occur any fundamental change in national or international financial, economic or political conditions or a material adverse change in market conditions which in the reasonable opinion of Credit Suisse First Boston would materially prejudice the success of the Rights Issue or materially and adversely affect the financial position and/or prospects of the Group;

     (b) a senior secured credit facility agreement dated 20 February 2002 between Enodis Holdings Limited ("Holdings") and certain of its subsidiaries as guarantors (the "Guarantors"), Credit Suisse First Boston, London Branch and The Royal Bank of Scotland plc as arrangers and The Royal Bank of Scotland plc as agent. The senior secured credit facilities are comprised of a $300 million 5 year "A" term loan facility (the "A" Term Loan Facility") and a $70 million 6 year "B" term loan facility (the "B Term Loan Facility" and together the "Term Loan Facility") and a $85 million 5 year revolving credit facility (the "Revolving Facility"). The proceeds of the Term Loan Facility were used to repay outstanding indebtedness under our prior credit facility. The Revolving Facility can be used to finance working capital requirements and for general corporate purposes. The A Term Loan Facility and the Revolving Facility both mature five years from the date of the facility. The indebtedness under the senior secured credit facilities is secured by fixed and floating charges over substantially all the assets of the borrowers and the guarantors. Each of the guarantors will unconditionally guarantee Holdings' and each other guarantor's obligations under the senior secured credit facilities. The senior secured credit facilities contain customary operating and financial covenants including, without limitation, covenants to maintain minimum ratios of EBITDA to total interest costs, cashflow to total funding costs, total net debt to EBITDA, total net senior debt to EBITDA and minimum tangible net worth, each term as defined in the senior secured credit agreement. The senior secured credit facilities also include covenants relating to limitations on sales of assets, mergers, indebtedness, acquisitions and liens. Advances under the A Term Loan Facility and the Revolving Facility bear interest at LIBOR or EURIBOR plus a margin and advances under the B Term Loan Facility bear interest at LIBOR plus a margin. The margins are adjusted after September 30, 2002, based on the Group's ratio of consolidated total net debt to consolidated EBITDA. A commitment fee based on the undrawn amount of the Revolving Facility commitment is payable quarterly in arrears. Mandatory prepayment in full is required if there is a change in control of the Company or a disposal of substantially all of the assets of the Company and its subsidiaries. Certain mandatory partial repayments are required to be made out of proceeds from asset sales, other than in the ordinary course of business, not immediately reinvested in replacement assets or 75% of surplus cash of the Company in any fiscal year as defined in the senior secured credit agreement. The senior secured credit facilities contain customary events of default, including failure to make payments under the senior secured credit facilities, breach of covenants, including financial covenants, breach of representations, cross-default in respect of indebtedness in excess of(Pounds)5 million, insolvency, bankruptcy or similar events, change of control and material adverse change;

     (c) a bridge loan facility dated 20 February 2002, between Enodis, The Royal Bank of Scotland plc, Credit Suisse First Boston, London Branch as arranger and as agent. The facility consists of a(Pounds)150 million bridge loan with an initial maturity of 364 days. The Company used the bridge proceeds to repay outstanding indebtedness under the Company's prior credit facility. We expect to repay the bridge loan facility (and any exchange notes that are issued, as described below) with the net proceeds from the proposed issue of Notes and the net proceeds of the Rights Issue. Each lender of the bridge loans has the right, three months after 20 February 2002 to receive, in exchange for its bridge loan or a portion thereof, exchange notes of the Company which will rank pari passu with the bridge loans. The exchange notes will mature on 20 February 2012. If any lender under the bridge loan facility does not exchange its bridge loan for exchange notes on or prior to 20 February 2003, such lender will be required to extend the maturity of such loan to

     20 February 2012. The bridge loan facility and the exchange notes contain operating and financial covenants that are applicable during the first 364 days in substantially the same form as those governing the Term Loan Facility and the Revolving Facility including, without limitation, minimum ratios of EBITDA to total interest costs, cashflow to total funding costs, total net debt to EBITDA, total net senior debt to EBITDA and minimum tangible net worth, each term as described in the bridge loan facility. The bridge loan facility and the exchange notes also include covenants relating to limitations on sales of assets, dividends and other restricted payments, mergers, indebtedness, acquisitions and liens. Prior to 20 February 2003, advances under the bridge loan facility and the exchange notes bear interest at LIBOR plus a margin plus mandatory costs. The margin will increase by 0.5 per cent. each three month period thereafter, up to 20 February 2003. After 20 February 2003, if advances under the bridge loan facility remain outstanding, the interest rate on the bridge loans or the exchange notes will become fixed based on a formula which references a number of market indices plus a margin. Interest on the bridge loan facility (and any exchange notes) is capped at 16 per cent. per annum. The bridge loan facility and the exchange notes contain customary events of default including failure to make payments under the bridge loan facility, breach of covenants, including financial covenants, breach of representations, cross-default in respect of indebtedness in excess of (Pounds)5 million, insolvency, bankruptcy or similar events, change of control and material adverse change;

(d) a sale and purchase agreement dated 13 December 2001 between (1) Enodis Nederland BV (2) Berisford Industrial Holdings Ltd (3) Enodis (together the "Sellers") and (4) Asociacion Kaiseri 99, S.L. pursuant to which Enodis sold its interests in Sammic S.A. and Sammic Limited ("Sammic") to Asociacion Kaiseri 99, S.L., a company comprising the then existing management team of Sammic, for the gross consideration of (Pounds)22.2 million, of which (Pounds)2.2 million was used by Enodis to repay an inter-company balance due to Sammic. The agreement contains limited warranties and indemnities given by the Sellers which continue for two years from the date of the agreement and which are subject to a cap of (Pounds)20 million;

(e) a vendor loan agreement dated 14 June 2001 between (1) Enodis and (2) Nobia AB ("Nobia") pursuant to which Enodis made a loan of (Pounds)20 million to Nobia in connection with payment of the consideration for the former building and consumer products division of Enodis. The vendor loan is repayable in 2009 or on the occurrence of certain change of control events or on an initial public offering of the shares of Nobia if earlier. The loan is subordinated to Nobia's bank and mezzanine debt and interest is payable to Enodis at 3.5 per cent. over LIBOR;

(f) a sale and purchase agreement dated 20 April 2001 between (1) Enodis (2) Inhoco 2297 Limited and (3) Nobia pursuant to which on 14 June 2001 Enodis sold its building and consumer products division to Nobia for consideration of (Pounds)134 million (subject to post completion adjustment) satisfied by the payment of(Pounds)114 million in cash and a vendor loan of(Pounds)20 million (referred to at paragraph (e) above), together with warrants to acquire shares in Nobia. The consideration was adjusted downwards after preparation of the completion accounts by approximately(Pounds)2.1 million pursuant to an agreement dated 17 December 2001. The agreement contains certain warranties and indemnities from Enodis. In particular, Enodis gave an indemnity to the purchaser for certain specified environmental matters up to an aggregate cap of(Pounds)3 million for 3 years from 14 June 2001, together with an indemnity for previously unidentified environmental matters up to an aggregate cap of (Pounds)2 million for 6 years from 14 June 2001. There is also a customary tax deed of indemnity given by Enodis in favour of the purchaser. Claims for breach of any warranty related to taxation and claims under the tax deed of indemnity must be made within seven years of 14 June 2001. All other claims for breach of warranty must be made within two years of 14 June 2001;

(g) an inter-creditor deed dated 20 April 2001 between (1) Nobia and certain of its subsidiaries (2) certain financial institutions acting as senior lenders (3) Enodis (4) Svenska Handlesbanken AB (publ) (as facility agent)
     (5) Intermediate Capital Group PLC as agent for the mezzanine lenders (6) Svenska Handlesbanken AB (publ) as security agent which, inter alia, provides for the subordination of the vendor loan note of (Pounds)20 million granted to Enodis pursuant to the agreement described in paragraph
     (e) above to Nobia's existing senior and mezzanine debt;

(h) a settlement agreement dated 14 May 2001 between (1) International Minerals and Resources, S.A. ("IMR") (2) International Shipping Company, S.A. ("ISL") (3) Shimon Katz (4) Bomar Resources Inc. (5) Bomar Resources Holdings, Inc. (6) Bomar Resources, Inc. and (7) Enodis pursuant to which Enodis agreed to pay a total of $17.5 million to IMR and ISR in final settlement of certain claims related to Bomar Resources Inc., a former indirect subsidiary of Enodis. Of the $17.5 million, $10 million was paid on 14 May 2001 and $7.5 million was paid on 1 October 2001;

(i) an agreement dated 9 November 2000 between (1) Ecolab Inc. and (2) Enodis Corporation pursuant to which Enodis Corporation purchased all the issued and outstanding shares of common stock of Jackson MSC Inc. for a total consideration of (Pounds)23.7 million. The agreement contains warranties in favour of Enodis Corporation which survive for a period of eighteen months from 9 November 2000 (the "closing date") (other than warranties in respect of certain tax matters which survive for a period of four years from the closing date and warranties in respect of the shares being acquired which survive for the applicable statute of limitations). For certain types of losses, Ecolab Inc. has agreed to indemnify the Company only to the extent the Company's losses exceed $500,000 in total (in which case it may only claim for the excess above $500,000), subject to a maximum cap on liability of $7,500,000;

     (j) a deposit agreement dated 11 July 2000 between (1) the Company, (2) The Bank of New York and (3) all owners and holders from time to time of Enodis ADRs pursuant to which Bank of New York acts as depository and registrar for the Enodis ADRs. Generally, the depository will issue and register ADRs as requested against the deposit of Ordinary Shares with its London or corporate trust office and upon payment of fees, expenses and taxes. The depository will also deliver the underlying Ordinary Shares as requested against the deposit of Enodis ADRs for cancellation and upon payment of fees, expenses and taxes;

     (k) an agreement dated 14 June 2000 between (1) 3i Nominees Limited and 3i 96 Partners Nominees Limited (2) Berisford Industrial Holdings Limited
          (3) and others pursuant to which the Company acquired Merrychef Holdings Limited for a total consideration of (Pounds)16.7 million cash (including repayment of debt); and

     (l) those material contracts entered into within the two years immediately preceding the date of this document which were referred to in the circular relating to the disposal of the building and consumer products division dated 24 May 2001 (copies of which are available for inspection in accordance with paragraph 14 below).

8.   LITIGATION

     Save as provided in this paragraph 8, no member of the Group is or has been engaged in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have or have had, during the 12 months preceding the date of this document, a significant effect on the financial position of the Group.

     (a)  Consolidated-related lawsuits

          One of the Company's subsidiaries, Enodis Corporation, has been named in a number of lawsuits throughout the United States in which the plaintiffs seek to hold it liable for the alleged obligations of its former subsidiary, Consolidated Industries Corp. ("Consolidated"), by reason of Consolidated's alleged design and manufacture of some 870,000 defective home furnaces. Consolidated's alleged liability in respect of these furnaces could potentially reach $600 million. Enodis Corporation sold Consolidated to an unrelated party in 1998. The plaintiffs all contend that Enodis Corporation is the alter ego of Consolidated and therefore liable for its debts. The plaintiffs in these actions who are seeking to hold Enodis Corporation accountable for the liabilities of Consolidated include Daniel L. Freeland, in his capacity as trustee of the Chapter 7 bankruptcy estate of Consolidated, the Trane Company, a division of America Standard, Amana, LLC, Bard Manufacturing Company and Janet Pearce, on behalf of a class of homeowners claiming, among other things, to be entitled to have their furnaces replaced free of charge.

          Additionally, Consolidated is a defendant in a certified class action in California, which claims that certain furnaces manufactured by Consolidated were defective. The class action is currently ready for trial. Enodis Corporation is not a party to that action but has an interest in the outcome due to the alter ego claims described.

          Finally, the bankruptcy trustee, Daniel L. Freeland, is also asserting a variety of bankruptcy and equitable claims (the "trustee claims") seeking to recover up to $30 million that was paid by Consolidated to Enodis Corporation between 1988 and 1998.

          Enodis Corporation has thoroughly investigated these claims and believes that the claims based on the alter ego theory, as well as the trustee claims, are without merit. Enodis Corporation is therefore defending them vigorously. The Company records as a liability on its financial statements the amount of any future losses that it considers to be probable and reasonably estimable. Based upon its current assessments of these lawsuits and claims and the capital resources available to it, the Company believes that the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts currently accrued in respect of them. Therefore, the resolution of these lawsuits should not have a material effect on the Company's financial condition, liquidity or results of operations. However, the damages alleged in the lawsuits could potentially reach U.S.$600 million, which substantially exceeds the estimate of, and accruals for, the potential exposure. Enodis Corporation has placed its insurance carriers on notice of these claims, and they have uniformly reserved their rights in respect of them whilst at the same time co-operating with Enodis Corporation in attempts to resolve them. Accordingly, if these lawsuits were ultimately decided in a manner adverse to the Company, and in amounts in excess of the accruals, it is "reasonably possible" that those determinations could have a material adverse effect on the Group. The term "reasonably possible" as used in the preceding sentence means that the chance of a future transaction or event occurring is more than remote but less than likely.

     (b)  Environmental matters

          Our products and operations include the use, generation and disposal of hazardous materials. We are subject to various U.S. federal, state, and local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management of hazardous materials, and the cleanup of contaminated sites. Thus, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and costs arising from third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our facilities. Currently, we do not expect the costs of compliance with these requirements to have a material adverse effect on our business, results of operations or financial condition.

          Some of our subsidiaries have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (also known as CERCLA or the Superfund law) and similar U.S. state statutes in connection with the cleanup of hazardous waste sites. Under these laws, liability for the entire cost of the cleanup of contaminated sites can be imposed upon any current or former site owners or operators, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. In the past, however, our actual liability has typically been immaterial. We do not believe that any liability which might be imposed on us in connection with any known hazardous waste previously used by our subsidiaries, either individually or in the aggregate, will have a material adverse effect upon our business or financial condition.

     (c)  Other litigation

          The Company's subsidiaries are routinely defendants in litigation regarding product liability claims. This litigation is generally covered by insurance.

9.   EMPLOYEE SHARE SCHEMES

     Save as disclosed in this paragraph 9, no share or loan capital of the Company or any of its subsidiaries is under option or is agreed, conditionally or unconditionally, to be put under option. Further information regarding the Company's Employee Share Schemes can be found in
     Part II on page 51 of this document. The details of options over Ordinary Shares which were outstanding as at 19 February 2002, (being the latest practicable date prior to the printing of this document) are shown below in this paragraph 9.

     (a)  Former Schemes

          (i) Sharesave Scheme (1992).

              The options shown below remain outstanding under the Sharesave Scheme (1992):

                                                                                                                     Outstanding
                                                                             Date from             Normal              number of
                                                                                 which          last date        Ordinary Shares
Year                                                  Exercise Price       exercisable       for exercise           under option
----                                                  --------------       -----------       ------------           ------------
1994.............................................             150.9p          01/09/01           28/02/02                 43,102
1995.............................................             181.8p          01/09/02           28/02/03                 36,910
1996.............................................             158.8p          01/09/01           28/02/02                 15,856
1996.............................................             158.8p          01/09/03           29/02/04                 14,978
1997.............................................             112.0p          01/09/02           28/02/03                 12,936
1998.............................................             202.7p          01/09/01           28/02/02                    481
1998.............................................             202.7p          01/09/03           29/02/04                  2,042
1998.............................................             202.7p          01/09/05           28/02/06                 13,852

1999.............................................             192.7p          01/09/02           28/02/03                 34,553
1999.............................................             192.7p          01/09/04           28/02/05                 33,263
1999.............................................             192.7p          01/09/06           28/02/07                  8,390
2000.............................................             258.9p          01/09/03           29/02/04                 26,310
2000.............................................             258.9p          01/09/05           28/02/06                 27,364
2000.............................................             258.9p          01/09/07           29/02/08                 16,317
-----                                                                                                                    -------
Total............................................                                                                        286,354
                                                                                                                         =======

     (ii)  Executive Share Option Scheme (1984).

           The options shown below remain outstanding under the Executive Share Option Scheme (1984):

                                                                                                                     Outstanding
                                                                             Date from             Normal              number of
                                                                                 which          last date        Ordinary Shares
Date of Grant                                         Exercise Price       exercisable       for exercise           under option
-------------                                         --------------       -----------       ------------           ------------
03/02/93.........................................           95.0951p          03/02/96           02/02/03                 61,989
14/02/94.........................................          222.9894p          14/02/97           13/02/04                 54,881
                                                                                                                         -------
Total............................................                                                                        116,870
                                                                                                                         =======


     (iii) Executive Share Option Scheme (1995).

           The options shown below remain outstanding under the Executive Share Option Scheme (1995):

                                                                                                                     Outstanding
                                                                             Date from             Normal              number of
                                                                                 which          last date        Ordinary Shares
Date of Grant                                         Exercise Price       exercisable       for exercise           under option
-------------                                         --------------       -----------       ------------           ------------
31/03/95.........................................             230.5p          31/03/98           30/03/05                 18,080
22/07/96.........................................               186p          22/07/99           21/07/06                 16,129
22/07/96.........................................               186p          22/07/99           21/07/06                151,526
01/07/97.........................................               144p          01/07/00           30/06/07                390,000
28/11/97.........................................             187.5p          28/11/00           27/11/07                254,802
17/11/98.........................................               180p          17/11/01           16/11/08                137,935
28/07/99.........................................             262.9p          28/07/02           27/07/09                900,000
24/11/99.........................................               314p          24/11/02           23/11/09                 90,197
03/07/00.........................................               322p          03/07/03           02/07/10                 55,896
03/07/00.........................................               322p          03/07/03           02/07/10                649,820
03/07/00.........................................             322.2p          03/07/03           02/07/10                 36,798
21/12/00.........................................               210p          21/12/03           20/12/10                181,065
21/12/00.........................................            216.28p          21/12/03           20/12/10                 20,000
                                                                                                                       ---------
Total............................................                                                                      2,902,248
                                                                                                                       =========


     (iv)  Executive Share Option Scheme (1993).

           The options shown below are options over Existing Ordinary Shares and remain outstanding under the Executive Share Option Scheme (1993):

                                                                                                                    Outstanding
                                                                            Date from             Normal              number of
                                                                                which          last date        Ordinary Shares
Date of Grant                                        Exercise Price       exercisable       for exercise           under option
-------------                                        --------------       -----------       ------------           ------------
25/07/94.........................................          2.071302          25/07/97           24/07/04                 67,590
01/07/97.........................................            1.4400          01/07/00           30/06/07                 15,580
01/07/97.........................................            1.4400          01/07/00           30/06/07                408,083
26/06/98.........................................            2.3000          26/06/01           25/06/08                213,475
28/07/99.........................................            2.6290          28/07/02           27/07/09                 77,055
28/07/99.........................................            2.6290          28/07/02           27/07/09                154,345
03/09/99.........................................            3.0150          03/09/02           02/09/09                 93,333
                                                                                                                ---------------
Total............................................                                                                     1,029,461
                                                                                                                ===============

     (b)  Current Schemes

          (i)  Executive Share Option Scheme (2001) (the "2001 ESOS")

               The 2001 ESOS is a discretionary scheme under which options can be granted to selected employees (including full time directors) of the Group. Options are granted at market value shortly before the time of grant. Options are normally exercisable between 3 and 10 years after they are granted. The options normally lapse if an optionholder leaves employment with the Group except in certain defined compassionate circumstances.

               Options already granted under the 2001 ESOS will be exercisable in full only if Enodis' total shareholder return over at least three years is ranked in the upper quartile when compared, as to 50 per cent. of the options to the FTSE Mid 250 Index and, as to the other 50 per cent. of the options, to a selected group of companies with similar businesses. If Enodis' total shareholder return is between the median and the upper quartile positions relative to these groups, the number of options exercisable will vary on a pro rata basis between a maximum of 50 per cent. and a minimum of 17.5 per cent. for each half of the option. If Enodis' total shareholder return is equal to or less than the median compared to either group, that half of the options will not be exercisable. In addition, an option is not normally exercisable unless Enodis' earnings per share have grown by at least the increase in the retail prices index over a three year period.

               In the case of future options, the performance condition will be based on the Company's total shareholder return relative to the constituents of the FTSE Mid 250 Index. As set out above, options will be exercisable on a pro rata basis for performance between the median and upper quartile. However, where an executive receives no more than one times' salary worth of Ordinary Shares under option in any year, options will be fully exercisable if the Company outperforms the median. In addition, the exercise of options requires a sustained improvement in the Company's underlying financial performance.

               In certain limited circumstances relating to a termination of employment or a change of control (or similar events), options may be exercised early, but in the case of a change of control (or similar event) the performance conditions continue to apply until the date of the event in question, unless the Remuneration Committee decides otherwise.

               The options shown below remain outstanding under the 2001 ESOS:

                                                                                                                   Outstanding
                                                                           Date from             Normal              number of
                                                                               which          last date        Ordinary Shares
Date of Grant                                       Exercise Price       exercisable       for exercise           under option
-------------                                       --------------       -----------       ------------           ------------
22/01/01.........................................             1.81          22/01/04           21/01/11              2,753,919
22/01/01.........................................           2.1045          22/01/04           21/01/11                109,913
12/06/01.........................................             1.81          12/06/04           11/06/11                203,238
10/09/01.........................................             1.01          10/09/04           09/09/11                685,930
                                                                                                               ---------------
Total............................................                                                                    3,753,000
                                                                                                               ===============

               The Board has agreed to grant further options to certain of the directors, details of which are set out in paragraph 3(d).

               In addition, the Board has agreed in principle to grant options over an aggregate of approximately 2.4 million Ordinary Shares (which will be adjusted as a result of the Rights Issue) to a group of senior executives at an exercise price based on the market price on or about the date of grant. These include the agreements in principle to grant options to each of Dave McCulloch and Dave Odum over a number of Ordinary Shares with a value equal to his annual salary (as described in paragraph 3(d) above). It is intended that all of the options described in this paragraph will be granted in the period following Shareholder approval of the Rights Issue.

          (ii) Other Schemes

               Shareholders have also authorised three other employee share schemes under which executives and others may purchase Ordinary
               Shares: the 2002 Sharesave Scheme, the Share Matching Scheme and the Employee Stock Purchase Plan. Although Shareholders have authorised them, they have not been implemented and the Company does not currently intend to implement them.

          (c)  Dilution Limits

               Each Employee Share Scheme which permits the issue of new Ordinary Shares is limited so that the number of Ordinary Shares (including ADSs) which may be issued pursuant to options, or other rights, granted under all such schemes (in aggregate) in a ten-year period may not exceed 10 per cent. of Enodis' issued Ordinary Share capital from time to time. This is the principal dilution limit in the Employee Share Schemes but other limits also apply.

          (d)  Rights Issue Adjustments

               Each of the current and former schemes provides that, in the event of a rights issue, the number of shares subject to an option (or award, in the case of the Enodis Share Matching Scheme), and the exercise price, may be adjusted. The directors propose to use this power and adjust the options shown above to reflect the terms of the Rights Issue. In the case of an option granted under a Scheme which is approved by the Inland Revenue, any such adjustment must be agreed with the Inland Revenue.

10.  WORKING CAPITAL

     The Company is of the opinion that, having regard to the credit facilities available to the Group and the net proceeds of the Rights Issue, the working capital available to the Group is sufficient for the Group's present requirements, that is, for at least the next twelve months from the date of publication of this document.

11.  EXPENSES

     The total costs and expenses of, and incidental to, the Rights Issue payable by the Company including professional fees, pricing and commissions are estimated to amount to approximately (Pounds)3.6 million (excluding value added tax). Save as disclosed in paragraph 7(a)(iii), no fees are payable to financial intermediaries.

     Fees and expenses associated with the Rights Issue are expected to total approximately (Pounds)3.6 million, which will be written off against the share premium account. Fees and expenses relating to the bridge facility, term loan and revolving credit facility as well as the proposed offering of Notes are expected to total approximately (Pounds)13.9 million; these fees and expenses will be capitalized and amortized over the life of the related debt. In addition, fees associated with the unwinding of our previous financing arrangements of (Pounds)2.5 million will be charged as an exceptional item in the second quarter of the 2002 financial year.

12.  MARKET QUOTATIONS

     The closing middle market quotations for an Ordinary Share, derived from the Daily Official List of the London Stock Exchange, for the first dealing day in each of the last six months prior the date of this document and on 19 February 2002, the latest practicable date prior to the publication of this document, were as follows:

                                                                       Ordinary
Date                                                                Share price
----                                                                -----------

1 August 2001................................................              124p
3 September 2001.............................................            115.5p
1 October 2001...............................................               77p
1 November 2001..............................................             64.5p
3 December 2001..............................................             92.5p
2 January 2002...............................................             94.5p
1 February 2002..............................................             84.5p
19 February 2002.............................................             93.0p


13.  MISCELLANEOUS

     (a) Credit Suisse First Boston (Europe) Limited is registered in England and Wales with registered number 891554 and its registered office is at One Cabot Square, London E14 4QJ. Credit Suisse First Boston (Europe) Limited has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

     (b) The financial information set out in this document relating to the Group does not constitute statutory accounts of the Group within the meaning of section 240 of the Act. The auditors of the Company, Deloitte & Touche (Chartered Accountants and registered auditors) of Hill House, 1 Little New Street, London EC4A 3TR have audited and reported on the annual accounts of the Company for the three financial years made up to 2 October 1999, 30 September 2000 and 29 September 2001 respectively within the meaning of section 235 of the Act. Each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Act. Statutory accounts for the Group for each of such financial years have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act.

     (c) Deloitte & Touche has given and has not withdrawn its written consent to the inclusion within this document of its reports and the references to its name in the form and context in which they appear for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

     (d) Save as disclosed in the statement on current trading and Group prospects in the paragraph headed Current Trading and Prospects in
          Part I of this document and the replacement of the Group's banking facilities with the New Credit Facilities, there has been no significant change in the trading or financial position of the Group since 29 December 2001, the end of the last financial period for which financial statements of the Group have been published.

     (e) The Rights Issue has been fully underwritten by Credit Suisse First Boston Equities Limited on the basis set out in paragraph 7(a) above. Credit Suisse First Boston Equities Limited has reserved the right to procure sub-underwriting of the Rights Issue at no additional cost to the Company. The sub-underwriting of such shares has not been put out to tender. Your Board believes that the Rights Issue together with the New Credit Facilities and the proposed offering of Notes provide the Company with an overall financial package that is appropriately priced.

     (f) The Registrar of the Company is Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH.

     (g) The Receiving Agents to the Rights Issue are Computershare Investor Services PLC, P.O. Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ.

14.  DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the registered office of the Company and at the offices of Clifford Chance LLP, 200 Aldersgate Street, London EC1A 4JJ during usual business hours on any weekday (Saturdays and public holidays excepted) from the date of this document until the conclusion of the Extraordinary General Meeting and any adjournment thereof:

(a)  the memorandum and articles of association of the Company;

(b) the audited consolidated accounts of Enodis for the 52 week periods ended 30 September 2000 and 29 September 2001;

(c)  the directors' service agreements referred to in paragraph 3(g) above;

(d) the letters of appointment of the non-executive directors referred to in paragraph 3(h) above;

(e)  the material contracts referred to in paragraph 7 above;

(f)  the consent letters referred to in paragraph 13 above;

(g) the rules of the Employee Share Schemes, the Employee Stock Purchase Plan and the Employee Share Ownership Plan trust deed;

(h) the reports of Deloitte & Touche set out in Parts II and V of this document;

(i)  this document; and

(j)  Form 20-F, extracts of which are set out in Part II of this document.

21 February 2002

                              PART VII: DEFINITIONS

"the Act"                     the Companies Act 1985, as amended; the admission
                              of the New Ordinary Shares, nil paid, to (i) the
                              Official List and (ii) trading on the London Stock
                              Exchange's market for listed securities becoming
                              effective in accordance
"Admission"                   with, respectively, the Listing Rules and the
                              Admission and Disclosure Standards; the
                              requirements contained in the publication
                              "Admission and Disclosure Standards" issued by the
                              London Stock Exchange dated May 2000 containing,
                              inter alia, the admission requirements to
"Admission and Disclosure     be observed by companies seeking admission to
                              trading on the London Stock Exchange's market
                              Standards" for listed securities;
"ADRs"                        American Depository Receipts;
"certificated" or "in
 certificated form"           a share or other security which is not in
                              uncertificated form;
"Communications Host"         the network provider's communication host as
                              defined in the glossary to the CREST Manual;
"Company" or "Enodis"         Credit Suisse First Boston (Europe) Limited and/or
 Enodis plc; " Credit         any of its affiliates; the Relevant System (as
Suisse First Boston"          defined in the CREST Regulations) in respect of
                              which CRESTCo is the
                              Operator (as defined in the CREST Regulations);
                              CRESTCo Limited, the operator of CREST;
"CREST"
"CRESTCo"
"CREST Courier and Sorting    the CREST Courier and Sorting  Service
 Service" or "CCSS"           established by CRESTCo to facilitate, inter alia,
                              the deposit and withdrawal of securities; the
                              rules governing the operation of CREST, consisting
                              of the CREST Reference Manual, CREST Central
                              Counterparty Service Manual, CREST International
                              Manual, CREST Rules, CCSS Operations Manual and
                              CREST Glossary of Terms (all as defined in the
                              CREST Glossary of Terms issued on 26
"CREST Manual"                November 2001); a person who has been admitted by
                              CRESTCo as a system- member (as defined in the
                              CREST
"CREST member"                Regulations); a person who is, in relation to
                              CREST, a system- participant (as defined in the
                              CREST
"CREST participant"           Regulations);
"CREST Regulations"           the Uncertificated Securities Regulations 2001 (SI
                              2001 No. 3755), as amended;
"CREST sponsor"               a CREST participant admitted to CREST as a CREST
                              sponsor;
                              a CREST member admitted to CREST as a sponsored
                              member (which includes all CREST personal
"CREST sponsored member"      members);
"directors" or "Board"        the directors of the Company whose names are set
                              out on page 5 of this document; "Enodis ADRs" the
                              ADRs evidencing the Enodis ADSs;
"Enodis ADSs"                 American Depository Shares each representing four
                              Ordinary Shares;
                              Sharesave Scheme (1992);
                              1984 Executive Share Option Scheme;
                              1993 Executive Share Option Scheme;
                              1995 Executive Share Option Scheme;
"Employee Share Schemes"      2001 Executive Share Option Scheme;
"Employee Share Ownership     the trust created by deed dated 22 July 1994
 Plan"                        between the Company and Mourant & Co. establishing
                              a trust to hold Ordinary Shares to meet future
                              obligations under certain share option schemes;
"Enlarged Issued Ordinary     the issued share capital of the Company following
 Share Capital"               the Rights Issue (assuming no options granted
                              under the Employee Share Schemes are exercised);
"Existing Ordinary Shares"    the fully paid Ordinary Shares in issue at the
                              date of this document;
"Extraordinary General        the extraordinary general meeting of the Company
 Meeting" or "EGM"            to be held at 10.00 a.m. on 18 March 2002, notice
                              of which is set out at the end of this document;
"Form of Appointment of       the document entitled "Enodis plc Form of
 Proxy"                       Appointment of Proxy" enclosed with this document;
"FSA"                         The Financial Services Authority;
"FSMA"                        Financial Services and Markets Act 2000;
"Fully Paid Rights"           rights to acquire New Ordinary Shares, fully paid;
"Group"                       Enodis and its subsidiaries;
"Issue Price"                 50 pence per New Ordinary Share;
                              the rules and regulations made by the U.K. Listing
                              Authority under Part VI of FSMA as amended
"Listing Rules"               from time to time;
"London Stock Exchange"       London Stock Exchange PLC;

"Member account ID"          the identification code or number attached to any
                             member account in CREST;
"New Ordinary Shares"        up to 150,861,463 new Ordinary Shares to be issued
                             by the Company pursuant to the Rights Issue;
"New Credit Facilities"      the senior secured credit facilities and the
                             bridge loan facility described on page 155;
                             (i) the Rights Issue; (ii) the issue of(pound)100
                             million of Notes; and (iii) the replacement credit
                             facilities agreed by the Company under the New
"New Financing Arrangements" Credit Facilities;
                             New Ordinary Shares in nil paid form provisionally
                             allotted to Qualifying Shareholders pursuant to
"Nil Paid Rights"            the Rights Issue;
"Notes"                      long term fixed rate notes;
"Official List"              the Official List of the U.K. Listing Authority;
"Ordinary Shares"            the ordinary shares of 50 pence each in the
                             capital of the Company; Shareholders with
                             registered addresses outside the U.K. or who are
                             citizens or residents of
"Overseas Shareholders"      countries outside the U.K.; the identification
                             code or membership number used in CREST to
                             identify a particular CREST
"participant ID"             member or other CREST participant;
"Proposals"                  the passing of the Resolutions and the New
                             Financing Arrangements; renounceable provisional
                             allotment letters to be issued to Qualifying
                             non-CREST Shareholders " Provisional Allotment
                             Letters" by the Company in respect of the Nil Paid
                             Rights, pursuant to the Rights Issue; Qualifying
                             Shareholders whose Ordinary Shares on the register
                             of members of the Company at the
"Qualifying CREST            close of business on the Record Date are in
 Shareholders"               uncertificated form;
"Qualifying non-CREST        Qualifying  Shareholders whose Ordinary Shares on
 Shareholders"               the register of members of the Company at the
                             close of business on the Record Date are in
                             certificated form; holders of Ordinary Shares on
                             the register of members of the Company at the
                             Record Date with
"Qualifying Shareholders"    the exclusion of certain Overseas Shareholders as
                             described in Part III at paragraph 5;
"Record Date"                the close of business on 11 March 2002;
"Registrar" and "Receiving
 Agent"                      Computershare Investor Services PLC;
                             the resolutions numbered 1, 2 and 5 to be proposed
                             at the Extraordinary General Meeting, as set out
"Resolutions"                in the notice of Extraordinary General Meeting on
"Rights Issue" or "Rights    page 166 of this document; the proposed issue by
 Offering"                   way of rights of New Ordinary Shares to Qualifying
                             Shareholders as described in this document;
"SEC"                        United States Securities and Exchange Commission,
                             Washington, DC 20549;
"Shareholder(s)"             holder(s) of Ordinary Shares;
                             an account within a member  account in CREST to
"stock account"              which a holding of a particular  share or other
                             security in CREST is credited;
                             the FSA in its capacity as the competent authority
                             for the purposes of Part VI of the FSMA and in the
                             exercise of its functions in respect of the
                             admission to the Official List otherwise than in
"U.K. Listing Authority"     accordance with Part VI of the FSMA;
                             recorded on the relevant register of the share of
                             security concerned as being held in
"uncertificated" or in       uncertificated form in CREST, and title to which,
                             by virtue of the CREST Regulations, may be
"uncertificated form"        transferred by means of CREST;
                             the agreement between the Company, Credit Suisse
                             First Boston Equities Limited and Credit Suisse
                             First Boston (Europe) Limited, a summary of which
"Underwriting Agreement"     appears in Part VI of this document at paragraph 7;
"United Kingdom" or "U.K."   United Kingdom of Great Britain and Northern
                             Ireland; the United States of America, its
                             territories and possessions, any state of the
"United States" or "U.S."    United States, and the District of Columbia;
                             "U.S. person" as defined in Regulation S under the
                             United States Securities Act of 1933, as
"U.S. Person"                amended.


                                   ENODIS PLC
                              Registered No: 109849

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

         NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at 10.00 a.m. on 18 March 2002 at the Westbury Hotel, Bond Street, London W1S 2YF (entrance in Conduit Street) for the purpose of considering and, if thought fit, passing the following resolutions of which Resolutions 1 to 4 will be proposed as Ordinary Resolutions and Resolution 5 as a

Special Resolution:

                              ORDINARY RESOLUTIONS

1. THAT the authorised share capital of the Company be increased from (Pounds)172,100,000 divided into 344,200,000 ordinary shares of 50 pence each to (Pounds)300,000,000 divided into 600,000,000 ordinary shares of 50 pence each by the creation of 255,800,000 ordinary shares of 50 pence each;

2. THAT subject to the passing of Resolution 1 above, in substitution for the authority given to them pursuant to the Ordinary Resolution (numbered 6) passed at the Annual General Meeting on 16 January 2002 (but without prejudice to any previous allotments under such substituted authority), the directors be generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) provided that:

         (a) the aggregate of the nominal amount of such securities where they are shares, and where such securities are not shares, the nominal amount of the shares in respect of which such securities confer the right to subscribe or convert, shall not exceed (Pounds)141,164,119 million, but for this purpose no account shall be taken of any relevant securities allotted pursuant to any share option scheme adopted or to be adopted by the Company; and

         (b) this authority shall expire on the date five years after the passing of this Resolution save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired;

3. THAT conditional on the Rights Issue (as defined in the prospectus sent to shareholders of the Company dated 21 February 2002) becoming unconditional in all respects, the 2001 Executive Share Option Scheme, a copy of the rules of which is produced to the meeting and signed by the Chairman for the purpose of identification, be amended by the deletion of "19,000,000" and the substitution for it of "40,050,000" in paragraph 4.3;

4. THAT conditional on the Rights Issue becoming unconditional in all respects, the Employee Stock Purchase Plan, a copy of the rules of which is produced to the meeting and signed by the Chairman for the purpose of identification, be amended by the deletion of "12,000,000" and the substitution for it of "19,200,000" and by the deletion of "3,000,000" and the substitution for it of "4,800,000" in Section 7.1; and

                               SPECIAL RESOLUTION

5. THAT subject to the passing of Resolutions 1 and 2 above, the directors be generally empowered pursuant to Section 95 of the Act to allot equity securities (within the meaning of Section 94(2) of the Act) of the Company for cash pursuant to the general authority conferred by Resolution 2 as if Section 89(1) of the Act did not apply to such allotment, provided that the power conferred by this Resolution shall be limited:

         (a) to allotments of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of ordinary shares of 50 pence each in the capital of the Company and in proportion (as nearly as may be) to their existing holdings of ordinary shares of 50 pence each, but subject to the directors having a right to make such exclusions or other arrangements in connection with such offering as they deem necessary or expedient:

                  (i) to deal with equity securities representing fractional entitlements; and

                  (ii) to deal with legal or practical problems arising in any overseas territory or by virtue of shares being represented by depository receipts, the requirements of any regulatory body or stock exchange, or any other matter whatsoever;

         (b) to allotments of equity securities for cash otherwise than pursuant to sub-paragraph (a) above up to a nominal amount not exceeding in aggregate (pound)10,011,639.50 million.

                  and this power shall expire on the earlier of the conclusion of the next Annual General Meeting of the Company to be held in 2003 and the date 15 months after the passing of this Resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

                                                          Date: 21 February 2002

         BY ORDER OF THE BOARD
David Hooper
Secretary

         Registered office:
Washington House
40-41 Conduit Street
London W1S 2YQ

         Notes:

1. Only holders of Ordinary Shares are entitled to attend and vote at the meeting. Shareholders so entitled may appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company. A form of appointment of proxy is enclosed.

2. The forms of appointment of proxy, and (in the case of a form of appointment signed by an agent of a member or on behalf of a corporation) power of attorney or other written authority under which such form of appointment is signed or an office copy or duly certified copy thereof, must be deposited at the office of the Company's Registrar, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA by no later than 10.00 a.m. on 16 March 2002 (being 48 hours before the time appointed for the above meeting or any adjournment thereof).

3. In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, only those members entered on the register of members of the Company as at 6.00 p.m. on 16 March 2002 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6.00 p.m. on 16 March 2002 shall be disregarded in determining the rights of any persons to attend or vote at the meeting.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENODIS PLC




February 21, 2002                       By:      /s/ Andrew Allner
                                            ------------------------------
                                              Name:  Andrew Allner
                                              Title: Chief Executive Officer